Form 10-K, Exhibit 13
period 1994-07-31
DONALDSON CO INC
filed 1994-10-28
CIK 29644


(Thousands of dollars except per share amounts)  1994        1993          1992         1991         1990
                                             -----------  ----------   -----------  -----------  -----------
 OPERATING RESULTS

 Net sales                                   $   593,503  $   533,327  $   482,104  $   457,692  $   422,885
 Gross margin                                $   166,599      152,236      133,574      129,858      121,454
 Gross margin percentage                            28.1%        28.5%        27.7%        28.4%        28.7%
 Operating income                            $    52,079       45,246       41,249       41,304       44,354
 Operating income percentage                         8.8%         8.5%         8.6%         9.0%        10.5%
 Interest expense                            $     3,362        2,723        2,681        3,526        3,731
 Earnings before income taxes                $    50,193       44,682       41,721       39,385       34,875
 Income taxes                                $    18,244       16,468       15,952       15,337       13,849
 Effective income tax rate                          36.3%        36.9%        38.2%        38.9%        39.7%
 Net earnings                                $    31,949(1)    28,214       25,769       24,048       21,026
 Return on sales                                     5.4%         5.3%         5.3%         5.3%         5.0%
 Return on equity                                   17.6%        16.9%        17.2%        18.0%        17.8%
 Return on investment                               16.0%        15.0%        14.8%        14.9%        14.2%

 FINANCIAL POSITION

 Total assets                                $   337,360      300,217      286,348      253,194      245,947
 Current assets                              $   220,308      196,014      187,360      169,398      168,522
 Current liabilities                         $   115,757       93,666       89,956       77,537       79,917
 Working capital                             $   104,551      102,348       97,404       91,861       88,605
 Current ratio                                       1.9          2.1          2.1          2.2          2.1
 Current debt                                $    16,956        7,595       11,425        6,380       11,384
 Long-term debt                              $    16,028       18,920       23,482       25,673       28,320
 Total debt                                  $    32,984       26,515       34,907       32,053       39,704
 Shareholders' equity                        $   189,697      174,008      160,303      138,947      128,787
 Capitalization ratio                               14.8%        13.2%        17.9%        18.7%        23.6%
 Property, plant and
  equipment, net                             $    99,559       90,515       84,899       72,863       68,290
 Net expenditures on
  property, plant and equipment              $    24,642       15,005       15,538       16,208       16,055
 Depreciation and amortization               $    16,365       14,752       14,047       12,187       10,857

 SHAREHOLDER INFORMATION

 Net earnings per share                      $      1.17(1)      1.01          .92          .84          .73
 Dividends per share                         $       .25          .20          .19          .14          .13
 Shareholders' equity per share              $      7.16         6.38         5.81         5.01         4.46
 Shares outstanding (000s)                        26,510       27,282       27,569       27,739       28,864
 Common stock price
  range, per share
   High                                      $    26 1/8       20 1/8       15 7/8       13 3/8       11 5/8
   Low                                       $    18 1/4       14           11 5/8        8 1/8        5 5/8


Amounts are adjusted for all stock splits.

Operating income is gross margin less selling, general and administrative, and research and development expense.

Return on investment is net earnings divided by average long-term debt plus average shareholders' equity.

Capitalization ratio is total debt divided by total debt plus shareholders' equity.

(1) Excludes the cumulative effect of an accounting change of $2,206, or $.08 per share, in 1994 and extraordinary credits of $1,384, or $.05 per share, in 1988 and $1,375, or $.04 per share, in 1987.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL OBJECTIVES

Donaldson Company's primary financial objective is to provide shareholders with a superior return on investment through a combination of price appreciation and dividend income. To provide a framework to achieve this objective, management has established the following internal performance goals:

* Provide consistent sales and earnings per share growth of at least 12 percent per annum.

* Maintain a dividend payout ratio in line with the long-term, sustainable growth of net earnings.

* Through effective utilization of resources, earn a return on investment that exceeds the Company's cost of capital.

* Maintain a rating of at least "A" on the Company's long-term, senior debt.

Compared to these goals, recent performance has been as follows:

                                       1994        1993        5 Years
                                       -----       -----       -----
Net Sales                              11.3%       10.6%        8.3%
Earnings Per Share(1)                  15.8%       9.8%        16.7%
Return on Investment(1)                16.0%       15.0%       15.0%
Dividends Per Share                    25.0%       5.3%        15.8%
Long-Term Debt Rating                    A          A            A

              (1) Excludes cumulative effect of an accounting change.

   Sales growth over the last two years has begun to approach the Company's goal. This growth is primarily unit volume driven, since the Company has not been able to significantly raise prices on its products during this period. Acquisitions since 1991 have accounted for about 1 percent of the growth over the past two years. Earnings per share growth has been above goal over the five year period, and return on investment has exceeded the Company's cost of capital, which is currently estimated to be less than 10 percent.

DIVIDENDS

The Company's dividend policy is to maintain a payout ratio which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The Company's dividend payout ratio target is 20 to 25 percent of the average earnings per share of the last three years. The current quarterly dividend of 7 cents per share equates to 27 percent of the average of the 1992 through 1994 earnings per share.

   Effective with the March payment, the Company announced a 27 percent increase in its regular quarterly cash dividend to 7 cents per share. This dividend increase was the fifth since the end of 1989. The dividend has increased 17.2 percent per year during this five year period, slightly in excess of earnings per share growth.

CAPITAL STRUCTURE

The Company's basic philosophy with regard to leverage is that the proper use of debt enhances shareholder value. Therefore, the Company will utilize debt as long as it does not incur undue financial risk or impair its ability to finance future growth opportunities.

   To maintain at least an "A" rating on its long-term, senior debt, the Company has a targeted capitalization ratio of 20 to 30 percent. As of July 31, 1994, the Company's capitalization ratio was 14.8 percent compared to 13.2 percent as of July 31, 1993 and 17.9 percent as of July 31, 1992. In 1994, short-term debt increased $9.8 million primarily due to the short-term borrowings in the Company's Belgian Coordination Center. The additional debt was incurred to provide hedging protection for that entity's foreign exchange denominated receivables.

   Currently, Fitch's maintains "A" ratings for certain of the Company's long-term debt issues and an "F-1" rating for the Company's commercial paper.

FINANCIAL RESOURCES

The Company has financed most of its growth over the years with internally generated funds. This trend should continue.

    The Company currently has $10.0 million of domestic confirmed lines of credit. The Company can also borrow domestically under various uncommitted bank lines of credit. Overseas subsidiaries may borrow under various foreign currency denominated bank facilities.

    As of July 31, 1994, the Company had no outstanding domestic short-term debt. In 1994, the Company borrowed up to $8.0 million. In 1993 and 1992, the Company did not borrow. Overseas subsidiary borrowings were as high as $14.1 million in 1994, $6.9 million in 1993 and $6.4 million in 1992.

CASH FLOWS

In 1994, the Company's cash position declined $9.2 million compared to a $1.0 million increase in 1993 and a $4.0 million decrease in 1992. Cash flows in 1994 were impacted by a $9.6 million increase in capital expenditures (See Capital Expenditures), a $14.8 million increase in working capital and a $7.4 million increase in the Company's stock repurchase program. These increases were somewhat offset by a $9.1 million increase in the Company's short-term debt (See Capital Structure).

    Excluding cash, working capital increased $14.8 million in 1994. This compares to a $2.8 million decline in 1993 and a $5.7 million increase in 1992. The increase in 1994 primarily relates to increased accounts receivable and inventories offset by increased accounts payable, accrued employee compensation and accrued diesel particulate trap warranty reserves. The decline in 1993 relates to improved accounts receivable and inventory management; the increase in 1992 primarily reflects the Company's sales activity during the year.

   In 1994, accounts receivable and inventories increased $15.4 million and $10.0 million, respectively. Days Sales Outstanding (DSO) rose by five days from 65 days to 70 days. The increase in DSO primarily relates to extended terms on gas turbine filtration sales in Europe and on engine product sales in the Far East. Inventory turns improved from 5.6 to 6.6 turns during the year.

   In 1994, the Company repurchased 835,200 shares of common stock in the open market at a cost of $17.5 million, or an average cost of $20.90 per share. The Company repurchased $10.0 million and $7.6 million of its shares in 1993 and 1992, respectively.

   In March of this year, the Company's Board of Directors approved an increase in the existing stock repurchase authorization of 600,000 shares to 1,600,000 shares. Since year end, the Company has not been active in the market and still has authorization to repurchase an additional 864,400 shares.

CAPITAL EXPENDITURES

Net capital expenditures totaled $24.6 million, $15.0 million and $15.5 million in 1994, 1993 and 1992, respectively. The increase in 1994 over the planned expenditures of $19.0 million includes the building of the Rensselaer distribution center and initial purchases related to the implementation of a new integrated business information system.

   Capital spending in 1995 is planned to be $25.0 million. Significant expenditures include the expansion of the Company's Stevens Point facility, the addition of a new production line at the Cresco facility and continued purchases related to the new integrated business information system. It is anticipated that the total expenditures will be funded from internal cash flow.

FOREIGN CURRENCY EXPOSURE

To protect the Company's overseas profits from foreign exchange fluctuations, the Company utilizes flexible pricing, local sourcing and, when appropriate, hedging. The Company's hedging policy is to cover all material foreign currency transaction exposures, including sales and purchase commitments. As appropriate, the Company hedges its current year overseas subsidiary dividends and royalty payments. The Company has a policy not to hedge its translation, or balance sheet, exposures.

   In 1994, the Company's overseas sales and net earnings were negatively impacted by foreign exchange fluctuations, and the Company reported $1.3 million of foreign exchange transaction losses. The losses were almost entirely attributable to the Company's Brazilian operations for which relevant hedging strategies were too expensive.

   In 1993, the Company's overseas sales and net earnings were favorably impacted by foreign exchange fluctuations. The Company did, however, report foreign exchange transaction losses of $1.8 million. These losses primarily relate to intercompany transactions. For the year, these losses were offset by favorable purchase price variances in Europe and increased factoring fees in the Company's Belgian Coordination Center.

FASB ACCOUNTING RULE CHANGE

Effective August 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109), which requires adoption of a liability approach to account for the effects of income taxes. The cumulative effect of adopting FAS 109 was to increase net earnings by $2.2 million, or 8 cents per share.

    When the Company adopted FAS 109, it also changed its accounting for taxes on the undistributed earnings of its overseas subsidiaries. Beginning in 1994, the Company no longer accrues U.S. taxes on its overseas undistributed earnings which are deemed to be indefinitely reinvested. Therefore, the Company's effective income tax rate reflects the difference between the effective overseas tax rate compared to the domestic statutory tax rate.

Worldwide Sales By Market

(In millions)           1994    1993    1992
                        ----    ----    ----
Construction           $140.0  $120.3  $113.4
Transportation          110.9    92.8    78.6
Agriculture              37.0    31.5    28.6
Aftermarket              84.0    75.0    68.8
Defense                  13.7    20.2    25.6
Exhaust Filtration        6.0    12.2     3.7
                          ---    ----     ---
Engine Products        $391.6  $352.0  $318.7
                       ======  ======  ======

Dust Collection        $ 87.5  $ 84.5  $ 75.3
Gas Turbine Systems      67.5    52.3    41.1
High Purity Products     46.9    44.5    47.0
                         ----    ----    ----
Industrial Products    $201.9  $181.3  $163.4
                       ======  ======  ======

Consolidated Net Sales $593.5  $533.3  $482.1
                       ======  ======  ======

1994 COMPARED TO 1993

Consolidated net sales of $593.5 million were up 11 percent from prior year sales of $533.3 million. For the year, both Engine Products and Industrial Products sales were up 11 percent.

    Domestic sales were up 14 percent, the same as the prior year, with both Engine and Industrial Products up the same percentage. Diesel engine original equipment manufacturers (OEM) sales were up 24 percent, with strong growth in both the construction, industrial, mining and agriculture (CIMA) and transportation  markets.  Diesel  engine  aftermarket  sales were up l8 percent.
Defense sales declined 32 percent but have been flat throughout the year. Exhaust filtration sales reflect the final shipments of diesel particulate traps in the first half of the year. Industrial Products sales growth was led by gas turbine filtration sales, up 33 percent. Dust collection sales were up 11 percent. Including the additional sales from ENV Services, Inc., high purity products sales were up 6 percent year over year.

    Overseas sales in 1994 were up 7 percent -- 6 percent in local currencies -- with Engine Products sales up 6 percent and Industrial Products sales up 9 percent. Overseas sales growth was led by a 29 percent increase in gas turbine filtration sales and a 12 percent increase in diesel engine aftermarket sales. High purity products sales were up 4 percent, led by a 14 percent increase in disk drive sales. Due to the continuing economic slowdown in Germany and Japan, dust collection sales were down 11 percent year over year.

   In the year, the Company wrote down certain of its Brazilian capital assets by $3.2 million. The write down relates to the continuing economic and political uncertainties in Brazil and the resulting losses being incurred by the Company's Brazilian operations. The asset impairment was charged to cost of sales.

   Total backlogs of $158.4 million were up 21 percent from the prior year end. Strong increases were reported for diesel engine OEM and dust collection businesses, both domestic and overseas. After several years of significant growth, domestic gas turbine systems backlogs declined in 1994. Continuing prior year trends, defense backlogs again declined in 1994. Hard order backlogs, goods scheduled for delivery within 90 days, of $106.1 million were up 20 percent compared to the prior year.

   For the year, gross margins declined from 28.5 percent in 1993 to 28.1 percent in 1994. However, excluding the Brazilian capital asset write down, which was charged to cost of sales, gross margins improved slightly to 28.6 percent. Margins significantly improved in both domestic diesel engine OEM and aftermarket, with domestic OEM margins up almost 2 percentage points. These increases were offset by a 2 percentage point decline in gas turbine filtration margins, which reflects a significant increase in lower margin first fit production sales.

    Operating expenses increased $7.5 million year over year, or 7 percent, declining from 20.1 percent of sales in 1993 to 19.3 percent of sales in 1994. For the year, warranty expenses related to the diesel particulate trap increased $1.3 million to $6.2 million. Excluding the trap warranty expenses, operating expenses would have been 18.3 percent of sales in 1994 compared to 19.2 percent in 1993.

   Interest expense increased in the year, primarily due to increased borrowings by the Company's Belgian Coordination Center (See Capital Structure). Other income of $1.5 million declined $.7 million as the improvement in interest income was more than offset by an increase in other expense in the overseas entities. The increase overseas included retirement-related expenses in Japan and Belgium.

   With the adoption of FAS 109 in 1994, comparison of the current year effective income tax rate of 36.3 percent to prior years is not relevant (See FASB Accounting Rule Change). The 1994 effective rate is equal to the U.S. statutory rate plus state income taxes less the tax benefit derived from the Company's Foreign Sales Corporation. The effective overseas tax rate approximated the U.S. statutory rate.

   In 1994, overseas sales totaled 34 percent of consolidated net sales, slightly down from 36 percent the prior year. Overseas operating income totaled 50 percent of consolidated operating income, up slightly from 47 percent the prior year. 1994 overseas results were impacted by $1.7 million of operating losses in Brazil, while domestic results were negatively impacted by the recognition of additional accrued warranty expense related to the diesel particulate trap.

1993 COMPARED TO 1992

Consolidated net sales of $533.3 million were up 11 percent from the prior year's sales of $482.1 million. For the year, Engine Product sales were up 10 percent and Industrial Products sales were up 11 percent.

   Domestic sales were up 14 percent with Engine Products sales up 13 percent. The Company's sales to diesel engine OEMs rose 16 percent, led by a 27 percent increase in the transportation market. Defense sales were down 21 percent as defense procurements have continued to decline since Desert Storm and subsequent reductions in the defense budget. Industrial Products sales increased 17 percent. Gas turbine filtration sales were up 26 percent and dust collection sales were up 16 percent. Excluding acquisitions, high purity products sales were flat year over year.

   Overseas sales were up 5 percent in the year -- 2 percent in local currencies
- - -- with Engine  Products  sales up 6 percent and  Industrial  Product sales up 2 percent.  Gas turbine  filtration  sales  increased  28 percent,  diesel  engine aftermarket sales 13 percent,  dust collection sales 5 percent and diesel engine
OEM sales 4 percent.  High  purity  products  sales  declined 28 percent as disk drive filter sales declined almost 40 percent year over year.

   In September 1993, the Company announced it was no longer accepting new orders for diesel particulate traps. The Company will meet all current order commitments and warranty obligations.

   Total backlogs of $130.9 million were up 1 percent from the prior year. Gas turbine filtration backlogs were up significantly with strong order flows both domestically and overseas. Defense and diesel engine OEM backlogs were down year over year. Hard-order backlogs of $88.2 million were down 1 percent compared to the prior year.

   For the year, gross margins improved to 28.5 percent in 1993 from 27.7 percent in 1992. Year over year, Industrial Products gross margins improved 1.6 percentage points as high purity products margins improved 4.3 percentage points and gas turbine filtration margins improved 1.6 percentage points. Engine Products margins declined .4 percentage points. Increases in defense and exhaust filtration gross margins did not offset a 2.9 percentage point decline in aftermarket margins as the Company reported significantly lower diesel engine aftermarket gross margins overseas.

   Operating expenses increased $14.7 million year over year, or 16 percent, increasing from 19.2 percent of sales in 1992 to 20.1 percent of sales in 1993. The increases were primarily related to increased marketing and warranty expenses for the diesel particulate trap. For the year, trap warranty expenses of $4.8 million were $2.8 million more than in 1992. Excluding the warranty expenses, operating expenses would have been 19.2 percent of sales in 1993 and
18.7 percent of sales in 1992.

   Other income declined to $2.2 million in 1993 from $3.2 million in 1992. Profitability improvement at AFSI was offset by foreign exchange losses and lower interest income due to declining interest rates. Interest expense was unchanged year over year.

    The Company's effective income tax rate declined from 38.2 percent in 1992 to 36.9 percent in 1993. The decline related to continued profit improvement at AFSI, whose income is basically untaxed due to tax loss carryforwards, and reduced profitability in Germany and Japan, the Company's two highest tax rate subsidiaries.

   In 1993, overseas sales totaled 36 percent of consolidated net sales, slightly down from 38 percent the prior year. Overseas operating income totaled 47 percent of consolidated operating income, down significantly from 58 percent the prior year. Results in 1993 were impacted by recessions in Europe and Japan and $1.9 million of operating losses reported in Brazil.


                      Consolidated Statements of Earnings
                    Donaldson Company, Inc. and Subsidiaries


                                                                        Year ended July 31
(Thousands of dollars except per share amounts)                  1994         1993         1992
                                                             -----------  -----------  -----------
Net sales                                                    $   593,503  $   533,327  $   482,104

Cost of sales                                                    426,904      381,091      348,530
                                                                 -------      -------      -------

     Gross Margin                                                166,599      152,236      133,574

Selling, general and administrative                              103,647       95,626       82,002

Research and development                                          10,873       11,364       10,323

Interest expense                                                   3,362        2,723        2,681

Other (income)                                                    (1,476)      (2,159)      (3,153)
                                                                  ------       ------       ------

     Total Expenses                                              116,406      107,554       91,853
                                                                 -------      -------       ------

 Earnings Before Income Taxes                                     50,193       44,682       41,721

Income taxes                                                      18,244       16,468       15,952
                                                                  ------       ------       ------

 Earnings Before Cumulative Effect
  of Accounting Change                                            31,949       28,214       25,769
Cumulative effect of accounting change                             2,206         --           --
                                                                  ------       ------       ------

     Net Earnings                                            $    34,155  $    28,214  $    25,769
                                                             ===========  ===========  ===========


Earnings per share
   Earnings before cumulative effect of accounting change    $      1.17  $      1.01  $       .92
   Cumulative effect of accounting change                            .08         --           --
                                                                  ------       ------       ------

     Net Earnings Per Share                                  $      1.25  $      1.01  $       .92
                                                             ===========  ===========  ===========


See notes to consolidated financial statements.





                 Consolidated Statements of Financial Position
                    Donaldson Company, Inc. and Subsidiaries

                                                                            July 31

(Thousands of dollars)                                                  1994        1993
                                                                   -----------  -----------
Assets
Current Assets
 Cash and cash equivalents                                         $    22,945  $    32,110
 Accounts receivable, net                                              122,167      103,320
 Inventories
     Materials                                                          27,430       23,248
     Work in process                                                     8,521        7,615
     Finished products                                                  24,294       18,062
                                                                        ------       ------
     Total Inventories                                                  60,245       48,925
 Prepaids and other                                                     14,951       11,659
                                                                        ------       ------
     Total Current Assets                                              220,308      196,014
Property, Plant and Equipment
 Land                                                                    6,298        5,962
 Buildings                                                              81,683       74,742
 Machinery and equipment                                               166,666      148,790
   Construction in progress                                              4,276        4,353
                                                                         -----        -----
     Property, Plant and Equipment, at Cost                            258,923      233,847
   Less accumulated depreciation                                       159,364      143,332
                                                                       -------      -------
       Property, Plant and Equipment, Net                               99,559       90,515
Other Assets                                                            17,493       13,688
                                                                        ------       ------
                              Total Assets                         $   337,360  $   300,217
                                                                   ===========  ===========


Liabilities and Shareholders' Equity
Current Liabilities
 Short-term debt                                                   $    14,073  $     4,238
 Current maturities of long-term debt                                    2,883        3,357
 Trade accounts payable                                                 44,541       38,235
 Accrued employee compensation and related taxes                        19,755       16,799
 Income taxes payable                                                    3,195        4,983
 Other current liabilities                                              31,310       26,054
                                                                        ------       ------
     Total Current Liabilities                                         115,757       93,666
Long-Term Debt                                                          16,028       18,920
Deferred Income Taxes                                                    2,248        2,060
Other Long-Term Liabilities                                             13,630       11,563
Shareholders' Equity
 Preferred stock, $1.00 par value,
  1,000,000 shares authorized, no shares issued                           --           --
 Common stock, $5.00 par value, 40,000,000 shares
  authorized, 27,063,407 and 13,927,274 issued in 1994 and 1993        135,317       69,636
 Capital surplus                                                          --          1,284
 Retained earnings                                                      65,654      117,293
 Cumulative translation adjustments                                      8,244        5,646
 Treasury common stock--552,951 and 286,205
  shares in 1994 and 1993, at cost                                     (11,853)      (9,876)
 Receivable from ESOP                                                   (7,665)      (9,975)
                                                                        ------       ------
     Total Shareholders' Equity                                        189,697      174,008
                                                                       -------      -------
 Total Liabilities and Shareholders' Equity                        $   337,360  $   300,217
                                                                   ===========  ===========

See notes to consolidated financial statements.


                     Consolidated Statements of Cash Flows
                    Donaldson Company, Inc. and Subsidiaries

                                                                 Year ended July 31
(Thousands of dollars)                                      1994       1993        1992

Operating Activities

 Net earnings                                         $    34,155 $    28,214 $    25,769
 Adjustments to reconcile net earnings to
  net cash provided by operating activities

   Depreciation and amortization                           16,365      14,752      14,047

   Cumulative effect of accounting change                  (2,206)       --          --

   Brazilian asset write down                               3,200        --          --

   Equity in earnings of affiliates                        (3,743)     (3,498)     (1,880)

   Deferred taxes                                          (2,844)        657        (446)

   Other                                                    1,235        (309)       (770)

   Changes in operating assets and liabilities

    Accounts receivable                                   (15,380)     (2,687)     (7,249)

    Inventories                                           (10,029)     (4,337)     (3,391)

    Prepaids and other current assets                      (1,315)     (1,365)      2,524

    Accounts payable, accruals
     and income taxes payable                              11,945      11,155       2,425
                                                           ------      ------       -----

         Net Cash Provided by Operating Activities         31,383      42,582      31,029

Investing Activities

 Net expenditures on property, plant and equipment        (24,642)    (15,005)    (15,538)

 Acquisitions and investments in affiliates                (6,437)    (10,451)     (6,607)

 Proceeds from disposition of Envirco                        --         2,782        --

 Dividends from affiliate                                   3,550       4,250        --
                                                           ------      ------       -----

         Net Cash Used in

              Investing Activities                        (27,529)    (18,424)    (22,145)

Financing Activities

 Repayment of long-term debt                               (3,416)     (5,681)     (2,829)

 Net change in short-term debt                              9,098      (1,766)      1,033

 Payment received from ESOP                                 2,310       2,100       1,995

 Purchase of common stock                                 (17,471)    (10,044)     (7,635)

 Dividends paid                                            (6,745)     (5,666)     (5,230)

 Exercise of stock options                                   (148)     (3,143)     (1,631)
                                                             ----      ------      ------

         Net Cash Used in

              Financing Activities                        (16,372)    (24,200)    (14,297)

Effect of exchange rate changes on cash                     3,353       1,056       1,416
                                                            -----       -----       -----

         (Decrease) Increase in Cash and

              Cash Equivalents                             (9,165)      1,014      (3,997)

Cash and cash equivalents at beginning of year             32,110      31,096      35,093
                                                           ------      ------      ------

         Cash and Cash Equivalents at

             End of Year                              $    22,945 $    32,110 $    31,096
                                                      =========== =========== ===========


See notes to consolidated financial statements.

           Consolidated Statements of Changes in Shareholders' Equity
                    Donaldson Company, Inc. and Subsidiaries

                                                                       Cumulative   Treasury                   Total
(Thousands of dollars             Common       Capital     Retained    Translation   Common     Receivable  Shareholders'
except per share amounts)          Stock       Surplus     Earnings    Adjustments   Stock       from ESOP     Equity

Balance July 31, 1991            $  48,205    $   1,849    $ 114,547    $   1,114   $ (12,698)   $ (14,070)   $ 138,947
                                 ---------    ---------    ---------    ---------   ---------    ---------    ---------

Treasury stock acquired                                                                (7,635)                   (7,635)

Stock options exercised                281         (416)      (3,779)                   2,283                    (1,631)

Payment received from ESOP                                                                          1,995         1,995

Performance awards                               (1,285)         223                    1,106                        44

Tax reduction--employee plans                     2,349                                                           2,349

Net earnings                                                  25,769                                             25,769

Translation adjustments                                                     5,709                                 5,709

Three-for-two stock split           20,436         (674)     (36,720)                  16,944                       (14)

Dividends paid--$.19 per share                                (5,230)                                            (5,230)
                                 ---------    ---------    ---------    ---------   ---------    ---------    ---------

Balance July 31, 1992               68,922        1,823       94,810        6,823        --        (12,075)     160,303
                                 ---------    ---------    ---------    ---------   ---------    ---------    ---------

Treasury stock acquired                                                               (10,044)                  (10,044)

Stock options exercised                714       (3,951)         (67)                     161                    (3,143)

Payment received from ESOP                                                                           2,100        2,100

Performance awards                                                 2                        7                         9

Tax reduction--employee plans                     3,412                                                           3,412

Net earnings                                                  28,214                                             28,214

Translation adjustments                                                    (1,177)                               (1,177)

Dividends paid--$.20 per share                                (5,666)                                            (5,666)
                                 ---------    ---------    ---------    ---------   ---------    ---------    ---------

Balance July 31, 1993               69,636        1,284      117,293        5,646       (9,876)      (9,975)    174,008
                                 ---------    ---------    ---------    ---------   ---------    ---------    ---------

Treasury stock acquired                                                                (17,471)                 (17,471)

Stock options exercised                 10          176       (1,429)                    1,095                     (148)

Payment received from ESOP                                                                            2,310       2,310

Performance awards                                   28            2                        14                       44

Tax reduction--employee plans                       946                                                             946

Net earnings                                                  34,155                                             34,155

Translation adjustments                                                     2,598                                 2,598

Two-for-one stock split             65,671       (2,434)     (77,622)                   14,385                       --

Dividends paid--$.25 per share                                (6,745)                                            (6,745)
                                 ---------    ---------    ---------    ---------   ---------    ---------    ---------

Balance July 31, 1994            $ 135,317        $  --    $  65,654    $   8,244    $ (11,853)   $  (7,665)  $ 189,697
             === ====            =========    =========    =========    =========    =========    =========   =========


See notes to consolidated financial statements.



 NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Donaldson Company, Inc. and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The accounts of overseas subsidiaries are included for fiscal years ended June 30. Certain amounts in prior periods have been reclassified to conform to the current presentation.

Foreign Currency Translation: Foreign assets and liabilities are generally translated using the year-end rates of exchange. Results of operations are translated using the average rates prevailing throughout the period. Translation gains or losses, net of applicable deferred taxes, are accumulated as a separate component of shareholders' equity. Foreign currency transaction (losses)/gains of $(1,337,000), $(1,790,000) and $918,000, in 1994, 1993 and 1992,
respectively, are included in earnings before income taxes.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

Inventories: Inventories are stated at the lower of cost or market, determined by the last-in, first-out (LIFO) method, except for certain of the Company's overseas subsidiaries which use the first-in, first-out (FIFO) method. Inventories valued at LIFO were 60 and 63 percent of total inventories at July 31, 1994 and 1993, respectively.

   The current cost of inventories valued under the LIFO method exceeded their LIFO carrying values by $18,635,000 and $18,172,000 at July 31, 1994 and 1993,
respectively.

Property, Plant and Equipment: Property, plant and equipment is stated at cost. Depreciation is computed principally by use of declining balance methods on facilities and equipment acquired on or prior to July 31, 1992. For financial reporting purposes, the Company adopted the straight line depreciation method for all property acquired after July 31, 1992. The effect of the change was not material to the 1993 financial results. Depreciation expense includes the amortization of capital lease assets.

The estimated useful lives of property, plant and equipment are as follows:
    Buildings                           10 to 40 years
    Machinery and Equipment              3 to 10 years

Income Taxes: Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differs from the amounts currently payable because of temporary differences in the recognition of certain assets and liabilities for financial reporting and tax reporting purposes. Deferred taxes are recorded based on enacted tax laws and tax rates. Changes in enacted tax rates are reflected in the income tax provision as they occur.

   Effective August 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109). As permitted under the new Statement, prior years' financial statements have not been restated. Income taxes in 1993 and 1992 were computed using the deferred method.

Net Earnings Per Share: Net earnings per common share is based on the weighted average number of common shares and share equivalents outstanding during the respective years.

Treasury Common Stock: Repurchased Common Stock is stated at cost and is presented as a separate reduction of shareholders' equity.

NOTE B ACQUISITIONS AND INVESTMENTS

During 1994, the Company increased its investment in Donaldson Micro Pore Mexico, S.A. de C.V. from 40 percent to 50 percent, obtained a 40 percent interest in an Australian dust collection distributor, invested in a gas turbine system joint venture in India, created a dust collection subsidiary in Mexico and completed an acquisition of a high purity products materials supplier located in the United States.

   During 1993, the Company completed two acquisitions. On September 24, 1992, Donaldson do Brasil, Ltda., acquired all of the common stock of Filtrobras-Roma Filtros Automotivos Ltda. (Roma), a liquid filtration manufacturer located in Sao Paulo, Brazil. On December 28, 1992, the Company purchased all of the common stock of ENV Services, Inc. (ENV), an air quality testing and monitoring service firm located in Philadelphia, Pennsylvania. In connection with the ENV acquisition, the Company also purchased the Envirco Division of Environmental Air Control, Inc. with the intent to sell the business. On February 12, 1993, the divestiture was completed.

   During 1992, the Company completed two acquisitions. On November 25, 1991, Donaldson Europe, N.V., acquired all of the common stock of Gimetal N.V., a sheet metal vendor located in Gistel, Belgium. On May 19, 1992, Donaldson Italia s.r.l. acquired all of the common stock of FBO s.r.l., a hydraulic filter manufacturer located in Ostiglia, Italy.

   All acquisitions have been accounted for as purchases and, accordingly, their net assets and operating results are included in the Company's financial statements from the respective dates of acquisition. The pro forma impact of the acquisitions on the Company's results of operations for all years presented was not material.

NOTE C SHORT-TERM DEBT

The Company has domestic lines of credit at July 31, 1994 of $10,000,000 which provide for borrowing amounts at or below the prime rate. Commitment fees of 20 basis points per annum are payable on the unused amounts. There were no amounts outstanding under these lines of credit at July 31, 1994 or 1993.
   Overseas subsidiaries may borrow under various uncommitted facilities. As of July 31, 1994 and 1993, borrowings under these facilities were $14,073,000 and $4,238,000, respectively.

NOTE D LONG-TERM DEBT

Long-term debt consists of the following:

(Thousands of dollars)                          1994    1993
                                                ----    ----

ESOP promissory note due in increasing
  annual installments through 1997. Interest
  rate is either 82 percent of prime or
  91 percent of the adjusted CD rate          $ 7,665  $ 9,975
6 3/8 percent mortgage due 2002                 1,000    1,000
7 percent note due in 2008                        500    1,000
11 1/8 percent note due
  in five annual installments
  of $670 beginning 2008                        3,350    3,350
Other                                             519      650
                                                  ---      ---
      Total Notes                              13,034   15,975
Capitalized leases                              5,877    6,302
                                                -----    -----
      Total                                    18,911   22,277
Less current maturities                         2,883    3,357
                                                -----    -----
      Total Long-Term Debt                    $16,028  $18,920
                                              =======  =======

Annual maturities of long-term debt for the next five years are $2,883 in 1995, $2,988 in 1996, $3,213 in 1997, $516 in 1998 and $492 in 1999.

   Total interest paid relating to all debt was $2,906,000, $2,577,000 and $2,616,000 in 1994, 1993 and 1992, respectively.

   Certain note agreements contain debt covenants related to working capital levels and limitation on indebtedness. Further, the Company is restricted from paying dividends or repurchasing Common Stock if its tangible net worth (as defined) does not exceed certain minimum levels. At July 31, 1994, under the most restrictive agreement, tangible net worth exceeded the minimum by $66,790,000.

NOTE E CAPITALIZED LEASES

The Company leases several production facilities under long-term leases and has the option to purchase the facilities for a nominal cost at the termination of the lease.
   Included in property, plant and equipment are the following assets held under capital leases:

(Thousands of dollars)                  1994      1993
                                        ----      ----
Land                                  $   242   $   242
Buildings                              11,081    11,081
Machinery and equipment                 2,356     2,356
                                        -----     -----
      Subtotal                         13,679    13,679
Less accumulated amortization           7,283     7,034
                                        -----     -----
      Total                           $ 6,396    $6,645
                                      =======    ======

Future minimum lease payments for assets under capital leases at July 31, 1994 are as follows:

(Thousands of dollars)
1995                                              $  844
1996                                                 838
1997                                                 839
1998                                                 839
1999                                                 790
Thereafter                                         4,900
                                                   -----
Total minimum lease payments                       9,050
Less amount representing interest                  3,173
                                                   -----
Present value of net minimum lease payments        5,877
Less current maturities                              347
                                                     ---
                           Long-Term Obligation   $5,530
                                                  ======


NOTE F EMPLOYEE BENEFIT PLANS

Pension Plans: Donaldson Company, Inc. and certain of its subsidiaries have defined benefit pension plans for substantially all hourly and salaried employees. The domestic plans provide benefits based on the employee's years of service and compensation during the years immediately preceding retirement. The overseas plans generally provide similar types of benefits.

   The Company's general funding policy is to make contributions as required by applicable regulations. The assets are primarily invested in diversified portfolios comprised of equity and debt securities.

Cost for the Company's pension plans includes the following components:

(Thousands of dollars)            1994       1993       1992
                                  ----       ----       ----
Service cost                    $ 4,187    $ 3,769    $ 3,371
Interest cost on projected
  benefit obligation              5,504      5,050      4,624
Actual return on plan assets     (3,608)    (7,310)    (5,160)
Net amortization and deferral    (3,015)     1,178       (680)
                                 ------      -----       ----
Net Periodic Pension Expense    $ 3,068    $ 2,687    $ 2,155
                                =======    =======    =======

The funded status of the Company's pension plans as of July 31, 1994 and 1993, is as follows:

(Thousands of dollars)                     1994        1993
                                           ----        ----
Plan assets at fair value               $ 69,313    $ 65,414
Accumulated benefit obligation:
  Vested                                 (55,710)    (50,262)
  Nonvested                               (2,201)     (1,976)
Provision for future salary increases    (15,206)    (13,382)
                                         -------     -------
Plan assets less than projected
  benefit obligation                      (3,804)       (206)
Unrecognized net loss                      5,684       3,718
Unrecognized prior service cost            1,721       3,616
Unrecognized net transition asset         (7,133)    (11,446)
                                          ------     -------
  Accrued Pension Liability             $ (3,532)   $ (4,318)
                                        ========    ========

Assumptions used to develop pension data were:

                                     1994    1993    1992
                                     ----    ----    ----
Discount rate                        8.0%    8.0%    8.5%
Rate of compensation increases       5.5%    5.5%    6.5%
Expected long-term rate of return    9.0%    9.0%    9.0%


Employee Stock Ownership Plan: In 1987, the Company established an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. The ESOP borrowed $21 million from the Company to purchase newly issued shares of Common Stock. The loan obligation of the ESOP is considered unearned employee benefit expense and, as such, is recorded as a reduction of the Company's shareholders' equity. The Company's contributions to the ESOP, plus dividends paid on unallocated Common Stock held by the ESOP, are used to repay the loan principal and interest. Both the loan obligation and the unearned benefit expense are reduced by the amount of loan principal repayments made by the ESOP. The ESOP contribution expense totaled $2,020,000, $1,745,000 and $1,590,000 in 1994, 1993 and 1992,
respectively.

NOTE G EMPLOYEE INCENTIVE PLANS

In November 1991, shareholders approved the 1991 Master Stock Compensation Plan. The Plan extends through December 2001 and allows for the granting of nonqualified stock options, incentive stock options, restricted stock, stock appreciation rights (SARs), dividend equivalents, dollar-denominated awards and other stock-based awards.

   The  1980  Master  Stock   Compensation  Plan  allows  for  the  granting  of
nonqualified stock options and incentive stock options.

   Both plans allow for the granting of performance awards to a limited number of key executives. The awards are payable in Common Stock and are based on a formula which measures performance of the Company over a three year period. Performance award expense totaled $57,000, $19,000 and $14,000 in 1994, 1993 and 1992, respectively.

   Options under both Plans are granted to key employees at or above 100 percent of the market price at the date of grant. Options are exercisable for up to 10 years from the date of grant.

The  number  and  option  price of options  granted  under  these  plans were as follows:
                                   Options          Option Price
                                 Outstanding          Per Share
                                 -----------     ----------------
Outstanding at July 31, 1992       1,595,738     $  4.62 / $14.56
  Exercised                         (922,812)       4.62  / 12.54
  Granted                            784,786       17.81  / 18.56
                                     -------       -----    -----
Outstanding at July 31, 1993       1,457,712        4.62  / 18.56
  Cancelled                             (750)           12.54
  Exercised                         (212,446)       4.62  / 18.06
  Granted                            330,330       18.87  / 23.56
                                     -------       -----    -----
Outstanding at July 31, 1994       1,574,846     $  4.62  / $23.56
                                   =========     =======    ======

At  July  31,  1994  and  1993  there  were  1,459,910  and  1,319,224   options
exercisable, respectively. Shares reserved for future grants at July 31, 1994 were 1,072,144.

NOTE H INCOME TAXES

Effective August 1, 1993, the Company changed its method of accounting for income taxes to comply with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109). The new Statement requires a liability approach for computing income taxes. As permitted under the new Statement, prior years' financial statements have not been restated. The cumulative effect of adopting FAS 109 was to increase net earnings by $2,206,000 ($.08 per share).

The components of earnings before income taxes are as follows:

(Thousands of dollars)       1994    1993    1992
                             ----    ----    ----
United States              $37,781 $33,474 $25,110
Overseas                    12,412  11,208  16,611
                            ------  ------  ------
                  Total    $50,193 $44,682 $41,721
                           ======= ======= =======

The components of the provision for income taxes are as follows:

(Thousands of dollars)       1994     1993    1992
                             ----     ----    ----
Current:
  Federal                  $12,897  $ 9,271 $ 8,191
  State                      1,536    1,438   1,267
  Overseas                   6,655    5,102   6,940
                             -----    -----   -----
     Total Current          21,088   15,811  16,398
                            ------   ------  ------
Deferred:
  Federal                   (2,353)      95    (816)
  State                       (202)      --      --
  Overseas                    (289)     562     370
                              ----      ---     ---
    Total Deferred          (2,844)     657    (446)
                            ------      ---    ----
  Total Income Taxes       $18,244  $16,468 $15,952
                           =======  ======= =======


Significant components of deferred tax assets and liabilities at July 31, 1994 are as follows:

(Thousands of dollars)
Deferred Tax Assets:
  Compensation and retirement plans      $   5,417
  Accrued expenses                           5,372
  Brazilian asset write down                 1,216
  Tax loss and tax credit carryforwards        273
  Other                                      5,449
                                             -----
           Gross Deferred Tax Assets        17,727
                                            ------
Deferred Tax Liabilities:
  Depreciation and amortization             (4,895)
  Cumulative translation adjustment         (4,440)
  Other                                     (2,262)
                                            ------
           Gross Deferred Tax Liabilities  (11,597)
                                           -------
           Net Deferred Tax Assets       $   6,130
                                         =========

The components of the provision for deferred income taxes for 1993 and 1992 are as follows:

(Thousands of dollars)              1993    1992
                                    ----    ----
Accrued expenses                   $  220  $(693)
Depreciation and amortization       1,049    122
Compensation and retirement plans    (509)  (352)
Other                                (103)   477
                                     ----    ---
       Deferred Income Tax Expense $  657  $(446)
                                   ======  =====

A reconciliation of the statutory U.S. federal income tax rate to the effective income tax rate is as follows:

                                             1994          1993           1992
                                             ----          ----           ----
Statutory U.S. federal rate                  35.0%         34.0%          34.0%
State income taxes                            2.0           2.1            2.0
Effect of overseas operations                 (.2)          1.7            3.7
Earnings of affiliates                        (.7)         (2.0)          (1.6)
Tax credits                                    --           (.4)           (.4)
Other                                          .2           1.5             .5
                                               --            --             --
  Effective Income Tax Rate                  36.3%         36.9%          38.2%
                                             ====          ====           ====

At July 31, 1994, certain overseas subsidiaries had available net operating loss carryforwards of approximately $662,000, which may be used indefinitely to offset future taxable income. Unremitted earnings of overseas subsidiaries amounted to approximately $51,100,000 at July 31, 1994. Those earnings are intended to be indefinitely reinvested and, accordingly, no income taxes have been provided. If a portion were to be remitted, income tax credits would substantially offset any resulting tax liability. It is not practicable to estimate the amount of unrecognized taxes on these undistributed earnings due to the complexity of the computation.

   The Company made cash payments for income taxes of $20,557,000, $6,875,000, and $16,233,000 in 1994, 1993 and 1992, respectively.

NOTE I SHAREHOLDERS' EQUITY

On January 21, 1994, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend, payable April 6, 1994 to shareholders of record March 16. The split resulted in the issuance of 13,134,162 new shares of Common Stock and the reissuance of 396,556 shares of Common Stock held in treasury. On May 20, 1992, the Company's Board of Directors authorized a three-for-two stock split effected in the form of a stock dividend, payable July 10, 1992 to shareholders of record June 19. The split resulted in the issuance of 8,174,294 new shares of Common Stock and the reissuance of 979,644 shares of Common Stock held in treasury. All references in the financial statements to average numbers of shares outstanding and related prices, per share amounts, and Stock Option Plan data have been restated to reflect the splits.

   Non-voting rights, authorized by the Board of Directors, were distributed as a dividend to stockholders of record as of March 4, 1986 at the rate of one right for each outstanding share of Common Stock. As a result of the two-for-one stock split of the Company's Common Stock, effective May 2, 1988, and the three-for-two and the two-for-one stock splits discussed above, the rights associated with each share of Common Stock have been proportionately adjusted so that each share of Common Stock is now accompanied by one-sixth of a right instead of a full right. Under certain conditions, each full right may be exercised to purchase one one-hundredth of a newly issued share of Series A Junior Participating Preferred Stock at an exercise price of $85.

   Generally, except for acquisitions of Common Stock pursuant to a tender or exchange offer found to be fair to shareholders by the Company's independent directors, the rights become exercisable if a person or group acquires beneficial ownership of 15 percent or more of the Common Stock or commences a tender or exchange offer the consummation of which would result in such person or group beneficially owning 15 percent or more of the Common Stock.

   If any person becomes the beneficial owner of 15 percent or more of the Common Stock, or the Company is the surviving corporation in a merger with a 15 percent-or-more stockholder and its Common Stock is not changed, or a 15 percent-or-more stockholder engages in certain self-dealing transactions with the Company, each right not held by such person or related parties will entitle its holder to purchase shares of Company Common Stock having a value of twice the right's then current exercise price. If after a person or group acquires beneficial ownership of 15 percent or more of the Common Stock or the Company is acquired in a merger or business combination, each right may be exercised to purchase common stock of the surviving company having a value of twice the right's then current exercise price.

   The rights, which expire March 4, 1996, may be redeemed by the Company at 10 cents per right at any time until 15 days following a public announcement that a 15 percent position has been acquired.


NOTE J SEGMENT INFORMATION

    The Company has one business segment which consists of the design, manufacture and sale of filtration products. The table below sets forth information about operations in different geographic areas:


                                         United                          Other
(Thousands of dollars)                   States     Europe     Japan   Countries Eliminations  Consolidated

1994
Sales to customers                      $391,234   $ 87,945   $70,981   $43,343    $     --      $593,503
Sales between geographic areas            21,839        496     1,911     1,502     (25,748)           --
                                        --------   --------   -------   -------    --------      --------
              Net Sales                 $413,073   $ 88,441   $72,892   $44,845    $(25,748)     $593,503
                                        ========   ========   =======   =======    ========      ========
              Operating Income          $ 26,112   $ 11,510   $ 8,175   $ 6,446    $   (164)     $ 52,079
                                        ========   ========   =======   =======    ========      ========
Identifiable Assets
Accounts receivable, net                $ 60,179   $ 26,408   $27,768   $ 7,462    $    350      $122,167
Other                                     88,858     84,280    29,173    17,978     (37,793)      182,496
                                        --------   --------   -------   -------    --------      --------
Total identifiable assets               $149,037   $110,688   $56,941   $25,440    $(37,443)     $304,663
General corporate assets                                                                           32,697
                                        --------   --------   -------   -------    --------      --------
              Total Assets                                                                       $337,360
                                        ========   ========   =======   =======    ========      ========
1993
Sales to customers                      $342,890   $ 81,305   $64,378   $44,754    $     --      $533,327
Sales between geographic areas            18,909        567     1,453       366     (21,295)           --
                                        --------   --------   -------   -------    --------      --------
              Net Sales                 $361,799   $ 81,872   $65,831   $45,120    $(21,295)     $533,327
                                        ========   ========   =======   =======    ========      ========
              Operating Income          $ 23,754   $  7,659   $ 7,352   $ 6,427    $     54      $ 45,246
                                        ========   ========   =======   =======    ========      ========
Identifiable Assets
Accounts receivable, net                $ 45,244   $ 22,878   $24,920   $ 9,969    $    309      $103,320
Other                                     77,341     62,646    29,095    19,922     (36,302)      152,702
                                        --------   --------   -------   -------    --------      --------
Total identifiable assets               $122,585   $ 85,524   $54,015   $29,891    $(35,993)     $256,022
General corporate assets                                                                           44,195
                                        --------   --------   -------   -------    --------      --------
              Total Assets                                                                       $300,217
                                        ========   ========   =======   =======    ========      ========
1992
Sales to customers                      $300,359   $ 74,959   $65,785   $41,001    $     --      $482,104
Sales between geographic areas            18,430        987       985       447     (20,849)           --
                                        --------   --------   -------   -------    --------      --------
              Net Sales                 $318,789   $ 75,946   $66,770   $41,448    $(20,849)     $482,104
                                        ========   ========   =======   =======    ========      ========
              Operating Income          $ 17,151    $ 9,031   $ 7,834  $  7,245    $    (12)     $ 41,249
                                        ========   ========   =======   =======    ========      ========
Identifiable Assets
Accounts receivable, net                $ 44,296   $ 22,405   $24,320   $ 8,118    $     --      $ 99,139
Other                                     73,763     62,606    27,266    16,305     (26,692)      153,248
                                        --------   --------   -------   -------    --------      --------
Total identifiable assets               $118,059   $ 85,011   $51,586   $24,423    $(26,692)     $252,387
General corporate assets                                                                           33,961
                                        --------   --------   -------   -------    --------      --------
              Total Assets                                                                       $286,348
                                        ========   ========   =======   =======    ========      ========

Sales between geographic areas are made at cost plus a proportionate share of operating profit. General corporate assets include corporate cash and cash equivalents and buildings and equipment used for corporate purposes. Sales to one customer amounted to $69,107,000, $55,616,000 and $49,337,000 in 1994, 1993
and 1992, respectively.




Report of Independent Auditors


Shareholders and Board of Directors
Donaldson Company, Inc.

We have audited the accompanying consolidated statements of financial position of Donaldson Company, Inc. and subsidiaries as of July 31, 1994 and 1993, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Donaldson Company, Inc. and subsidiaries at July 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 31, 1994, in conformity with generally accepted accounting principles.

   As discussed in Note H, in 1994 the Company changed its method of accounting for income taxes.


/s/ Ernst & Young LLP

Minneapolis, Minnesota
September 9, 1994



Shareholder Information
Donaldson Company, Inc. and Subsidiaries

Quarterly Financial Information (Unaudited)


(Thousands of dollars                 Net       Gross          Net       Earnings      Dividends
except per share amounts)           Sales       Margin       Earnings    Per Share     Per Share


1994
First Quarter                      $142,51 8  $ 40,536    $  7,561        $ .27         $ .05
                                                             9,767(1)       .35(1)
Second Quarter                      135,577     37,904       6,238          .23           .06
Third Quarter                       153,930     42,137       9,709          .36           .07
Fourth Quarter                      161,478     46,022       8,441          .31           .07

1993
First Quarter                      $125,678   $ 36,200    $  6,295        $ .23         $ .05
Second Quarter                      125,047     33,532       5,222          .18           .05
Third Quarter                       133,411     37,462       7,684          .28           .05
Fourth Quarter                      149,191     45,042       9,013          .32           .05


(1) Includes cumulative effect of an accounting change of $2,206 or $.08 per share.

   All 1994 and 1993 per share amounts have been adjusted for the two-for-one stock split, effected in the form of a 100% stock dividend.



NYSE LISTING

    The common shares of Donaldson Company, Inc. are traded on the New York Stock Exchange, under the symbol DCI.

SHAREHOLDER  INFORMATION

For any concerns relating to your current or prospective shareholdings, please contact Shareholder Services at (800) 468-9716 or (612) 450-4064.

DIVIDEND REINVESTMENT PLAN

As of July 31, 1994, more than 700 of Donaldson Company's approximately 1,485 shareholders of record were participating in the Dividend Reinvestment Plan. Under the plan, shareholders can invest Donaldson Company dividends in additional shares of Company stock. They may also make periodic voluntary cash investments for the purchase of Company stock.

   Both alternatives are provided without service charges or brokerage commissions. Shareholders may obtain a brochure giving further details by writing Shareholder Services, Donaldson Company, Inc., M.S. 101, P.O. Box 1299, Minneapolis, MN 55440.

CORPORATE INFORMATION
ANNUAL MEETING
The annual meeting of shareholders will be held at 10 a.m. on Friday, November 18, in the first floor auditorium of the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, Minnesota. You are urged to attend.


10-K REPORTS
Copies of the Report 10-K, filed with the Securities and Exchange Commission, are available on request from Shareholder Services, Donaldson Company, Inc., M.S. 101, P.O. Box 1299, Minneapolis, Minnesota 55440.


AUDITORS Ernst & Young LLP, Minneapolis, Minnesota

GENERAL COUNSEL Dorsey & Whitney, Minneapolis, Minnesota

PATENT COUNSEL Merchant, Gould, Smith, Edell, Welter & Schmidt, Minneapolis, Minnesota

PUBLIC RELATIONS COUNSEL Padilla Speer Beardsley Inc., Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR Norwest Bank Minnesota, N.A., South St. Paul, Minnesota


WORLD WIDE OPERATIONS

ADMINISTRATION
Donaldson Company, Inc.
Minneapolis, Minnesota

U.S. PLANTS
Cresco, Iowa
Frankfort, Indiana
Oelwein, Iowa
Chillicothe, Missouri
Grinnell, Iowa
Stevens Point, Wisconsin
Nicholasville, Kentucky
Baldwin, Wisconsin
Dixon, Illinois
Philadelphia, Pennsylvania

DISTRIBUTION CENTERS
Rensselaer, Indiana
Ontario, California
Antwerp, Belgium

JOINT VENTURES
Advanced Filtration Systems Inc.,
Champaign, Illinois
Donaldson Micro Pore Mexico,
S.A. de C.V.,
Aguascalientes, Mexico
D.I. Filter Systems Pvt. Ltd.,
New Delhi, India

WHOLLY OWNED SUBSIDIARIES
ENV Services, Inc.,
Philadelphia, Pennsylvania
Donaldson Europe, N.V.,
Leuven, Belgium
Donaldson Coordination Center, N.V.,
Leuven, Belgium
Donaldson Gesellschaft m.b.H.,
Dulmen, Germany
Donaldson Filter Components, Ltd.,
Hull, England
Donaldson Torit, B.V.,
Haarlem, Netherlands
Donaldson France, S.A.,
Bron, France
Donaldson Italia s.r.l.,
Ostiglia, Italy
Nippon Donaldson, Ltd.,
Tokyo, Japan
Donaldson Far East Limited,
Kowloon, Hong Kong
Donaldson Australasia (Pty.) Ltd.,
Wyong, Australia
Donaldson Filtration Systems (Pty.) Ltd.,
Cape Town, South Africa
Donaldson do Brasil, Ltda.,
Sao Paulo, Brazil