Form 10-K, Exhibit 13
period 1995-07-31
DONALDSON CO INC
filed 1995-10-27
CIK 29644

MANAGEMENT'S DISCUSSION AND ANALYSIS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

1995 Compared to 1994

Record 1995 net sales of $704.0 million were up 19 percent from prior-year sales of $593.5 million. For the year, Engine Products sales were up 20 percent and Industrial Products sales were up 16 percent.

   Domestic Engine Products sales were up 12 percent, primarily from increased shipments to original equipment manufacturers (OEMs). Industrial Products sales growth of 15 percent was primarily led by strong sales in our dust collection market.

   Overseas sales in 1995 increased 32 percent -- 21 percent in local currencies -- generally due to the improving economies in Europe and Japan. Overseas Engine Products sales were up 36 percent, primarily due to strong sales in Europe and Japan. Industrial Products sales increased 23 percent, reflecting increased dust collection sales in Europe, Japan and South Africa. In 1995, overseas sales totaled 38 percent of consolidated net sales, up 4 percentage points from 34 percent in 1994.

   Record net earnings for 1995 totaled $38.5 million, up significantly from $31.9 million in the prior year. Increased sales levels and operating efficiencies were the primary reasons for the gain in 1995. Overseas operating income totaled approximately 54 percent of consolidated operating income, up from 50 percent the prior year.

  Gross margin for 1995 was unchanged at 28.1 percent compared to 1994. Increased manufacturing efficiencies gained by higher operating levels in 1995 were offset by a $1.4 million asset write-down, increased plant repairs and increased obsolete inventory expense. Margin improvements in defense and both domestic and overseas aftermarkets were offset by declines in worldwide Industrial Products margins.

   In 1995, the Company recorded a $1.4 million charge to provide for the residual net book value of certain production assets. In the prior year, the Company wrote down certain of its Brazilian manufacturing capital assets by $3.2 million.

   Operating expenses as a percentage of sales for 1995 and 1994 were 18.8 percent and 19.3 percent, respectively. Full year spending for 1995 totaled $132.4 million compared to $114.5 million in 1994, which reflects an increase of $17.9 million, or 16 percent. Most of the increased expense resulted from higher selling expenses related to the higher sales level in 1995. In addition, general and administrative expenses reflect the impact of the acquisition of 100 percent of our Mexican joint venture and increased costs from the upgrade of the Company's information systems.

   Interest expense declined $.3 million, or 8 percent, in the year primarily due to the decrease in long-term debt. Other income totaled $.7 million in 1995 compared to $1.5 million in 1994. The $.8 million decline is primarily due to lower earnings at AFSI, the joint venture with Caterpillar, Inc., and an increase in the contribution to the Donaldson Foundation.

   The effective income tax rate in 1995 was 39.0 percent, compared to 36.3 percent in 1994. The increase in 1995 was primarily the result of increased profitability in Germany and Japan, the Company's highest taxed subsidiaries.

   Total backlogs of $214.2 million were up 35 percent from the prior year-end. Strong order increases were reported for domestic defense and worldwide diesel engine OEMs. In addition, worldwide gas turbine systems backlog increased 23 percent. Hard order backlogs, goods scheduled for delivery in 90 days, of $134.1 million were up 26 percent compared to the prior year, primarily due to strong worldwide OEM orders.

1994 Compared to 1993

1994 net sales of $593.5 million were up 11 percent from prior-year sales of $533.3 million. For the year, both Engine Products and Industrial Products sales were up 11 percent.

   Domestic sales were up 14 percent, the same as the prior year, with both Engine and Industrial Products up the same percentage. Diesel engine OEM sales were up 24 percent, with strong growth in both the construction, industrial, mining and agriculture (off-road) and transportation markets. Diesel engine aftermarket sales were up 18 percent. Defense sales declined 32 percent but have been flat throughout the year. Industrial Products sales growth was led by gas turbine filtration sales, up 33 percent. Dust collection sales were up 11 percent. Including the additional sales from ENV Services, Inc., high purity products sales were up 6 percent year over year.

   Overseas sales in 1994 were up 7 percent -- 6 percent in local currencies -- with Engine Products sales up 6 percent and Industrial Products sales up 9 percent. Overseas sales growth was led by a 29 percent increase in gas turbine filtration sales and a 12 percent increase in diesel engine aftermarket sales. High purity products sales were up 4 percent, led by a 14 percent increase in disk drive sales. Due to the economic slowdown in Germany and Japan, dust collection sales were down 11 percent year over year.

   In the year, the Company wrote down certain of its Brazilian capital assets by $3.2 million. The write-down relates to the continuing economic and political uncertainties in Brazil and the resulting losses being incurred by the Company's Brazilian operations. The asset impairment was charged to cost of sales.

  For the year, gross margins declined from 28.5 percent in 1993 to 28.1 percent in 1994. However, excluding the Brazilian asset write-down, gross margins improved slightly to 28.6 percent. Margins significantly improved in both domestic diesel engine OEM and aftermarket, with domestic OEM margins up almost 2 percentage points. These increases were offset by a 2 percentage point decline in gas turbine filtration margins, which reflects a significant increase in lower margin first-fit production sales.

   Operating expenses as a percentage of sales for 1994 and 1993 were 19.3 and
20.1 percent, respectively. Full year spending for 1994 totaled $114.5 million compared to $107.0 million in 1993, reflecting an increase of $7.5 million, or 7 percent. In 1994, warranty expenses related to the diesel particulate trap increased $1.3 million to $6.2 million. Excluding the trap warranty expenses, operating expenses would have been 18.3 percent of sales in 1994 compared to
19.2 percent in 1993.

   Interest expense increased in the year, primarily due to increased borrowings by the Company's Belgian Coordination Center. Other income of $1.5 million declined $.7 million as the improvement in interest income was more than offset by an increase in other expense in the overseas entities. The increase overseas included retirement related expenses in Japan and Belgium.

   With the adoption of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109) in 1994, comparison of the 1994 effective income tax rate of 36.3 percent to prior years is not relevant. The 1994 effective tax rate is equal to the U.S. statutory rate plus state income taxes less the tax benefit derived from the Company's Foreign Sales Corporation. The effective overseas tax rate approximated the U.S. statutory rate.

   Total backlogs of $158.4 million were up 21 percent from the prior year-end. Strong increases were reported for diesel engine OEM and dust collection businesses, both domestic and overseas. After several years of significant growth, domestic gas turbine systems backlogs declined in 1994. Continuing prior-year trends, defense backlogs again declined in 1994. Hard order backlogs of $106.1 million were up 20 percent compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

At July 31, 1995, the Company's capital structure comprised $20.8 million of current debt, $10.2 million long-term debt and $221.2 million shareholders' equity. The ratio of long-term debt to total long-term capital was 4.4 percent, compared with 7.8 percent at July 31, 1994.

   Total debt decreased $2.0 million during 1995 to $31.0 million. Most of the decrease resulted from the Company's decision to pre-pay its $3.4 million, 111 1/48 percent note. In 1995, short-term debt increased $3.7 million due to additional short-term borrowings in the Company's Belgian Coordination Center
(BCC). The BCC's short-term debt was used to hedge its foreign currency denominated accounts receivables.

   Shareholders' equity increased $31.5 million in 1995 to $221.2 million. The increase was primarily due to an increase in retained earnings of $38.5 million from current year net earnings, and a $6.6 million increase in the cumulative translation adjustment. These increases were offset by dividends of $7.4 million and $14.7 million of treasury stock repurchases.

Cash Flows

During 1995, $52.9 million of cash was generated from operating activities, compared with $31.4 million in 1994 and $42.6 million in 1993. The increase in 1995 was largely the result of increased earnings before the cumulative effect of an accounting change and higher depreciation and amortization expense. These funds were used to support $25.3 million of capital expenditures, $7.4 million of dividend payments and $14.7 million of treasury stock purchases. Cash and cash equivalents increased $5.6 million during 1995.

   Capital expenditures for property, plant and equipment totaled $25.3 million in 1995, compared to $24.6 million in 1994 and $15.0 million in 1993. Significant additions in 1995 include the expansion of the Company's Stevens Point facility, the addition of a new production line at the Cresco facility and the addition of three production lines at the Hull facility.

   Capital spending in 1996 is planned to be $28.0 million. Significant expenditures include the construction of a new larger Belgian manufacturing facility and sale of the existing facility, and the construction of a second Baldwin manufacturing facility. It is anticipated that 1996 capital expenditures will be financed primarily from funds from operations.

Dividends

The Company's dividend policy is to maintain a payout ratio which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The Company's dividend payout ratio target is 20 to 25 percent of the average earnings per share of the last three years. The current quarterly dividend of 7 cents per share equates to 23 percent of the 1993 through 1995 average earnings per share.

Share Repurchase Plan

In 1995, the Company repurchased 611,800 shares of common stock on the open market for $14.7 million, at an average cost of $24.01 per share. The Company repurchased $17.5 million and $10.0 million of its shares of common stock in 1994 and 1993, respectively. At July 31, 1995, the Company has authorization to repurchase an additional 665,200 shares.

Change in Accounting Principle

Effective August 1, 1993, the Company adopted FAS 109 which requires adoption of a liability approach to account for the effects of income taxes. The cumulative effect of adopting FAS 109 was to increase 1994 net earnings by $2.2 million, or 8 cents per share.

Foreign Currency Effects

In 1995, the U.S. dollar was generally weaker in relation to the foreign currencies of countries where the Company operates. A weaker dollar generally has a positive effect on overseas results because foreign-exchange denominated earnings translate into more U.S. dollars; a stronger dollar has a negative translation effect. However, the cost of overseas sourced products used domestically, which are not significant at this time, are affected in the opposite direction.

   It is not possible to determine the true impact of foreign currency translation changes; however the direct effect on net sales and earnings can be estimated. For 1995, the weakening U.S. dollar increased net sales by $21.9 million and net earnings by $.4 million. During 1994, the generally stronger U.S. dollar decreased sales and earnings by $1.5 million and $.2 million, respectively.

CONSOLIDATED STATEMENTS OF EARNINGS
DONALDSON COMPANY, INC. AND SUBSIDIARIES
                                                                     Year ended July 31
(Thousands of dollars except per share amounts)                1995         1994         1993
Net sales                                                   $ 703,959    $ 593,503    $ 533,327
Cost of sales                                                 505,980      426,904      381,091
                                Gross Margin                  197,979      166,599      152,236
Selling, general and administrative                           117,961      103,647       95,626
Research and development                                       14,487       10,873       11,364
Interest expense                                                3,089        3,362        2,723
Other (income)                                                   (730)      (1,476)      (2,159)
                              Total Expenses                  134,807      116,406      107,554
                Earnings Before Income Taxes                   63,172       50,193       44,682
Income taxes                                                   24,636       18,244       16,468
          Earnings Before Cumulative Effect
                        of Accounting Change                   38,536       31,949       28,214
Cumulative effect of accounting change                           --          2,206         --
                                Net Earnings                $  38,536    $  34,155    $  28,214

Earnings per share
   Earnings before cumulative effect of accounting change   $    1.45    $    1.17    $    1.01
   Cumulative effect of accounting change                        --            .08         --
                      Net Earnings Per Share                $    1.45    $    1.25    $    1.01

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DONALDSON COMPANY, INC. AND SUBSIDIARIES
                                                                                       July 31
(Thousands of dollars)                                                            1995         1994
ASSETS
Current Assets
   Cash and cash equivalents                                                   $  28,565    $  22,945
   Accounts receivable, net                                                      137,155      122,167
   Inventories
      Materials                                                                   32,225       27,430
      Work in process                                                             12,168        8,521
      Finished products                                                           29,035       24,294
                           Total Inventories                                      73,428       60,245
   Prepaids and other current assets                                               8,756       14,951
                        Total Current Assets                                     247,904      220,308
Property, Plant and Equipment
   Land                                                                            7,982        6,298
   Buildings                                                                      89,684       81,683
   Machinery and equipment                                                       189,835      166,666
   Construction in progress                                                        4,691        4,276
         Property, Plant and Equipment, at Cost                                  292,192      258,923
   Less accumulated depreciation                                                 181,552      159,364
          Property, Plant and Equipment, Net                                     110,640       99,559
Other Assets                                                                      22,498       17,493
                                Total Assets                                   $ 381,042    $ 337,360

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Short-term debt                                                             $  17,802    $  14,073
   Current maturities of long-term debt                                            2,998        2,883
   Trade accounts payable                                                         53,576       44,541
   Accrued employee compensation and related taxes                                23,114       19,755
   Income taxes payable                                                            5,717        3,195
   Other current liabilities                                                      20,540       31,310
                   Total Current Liabilities                                     123,747      115,757
Long-Term Debt                                                                    10,167       16,028
Deferred Income Taxes                                                              5,233        2,248
Other Long-Term Liabilities                                                       20,722       13,630
Shareholders' Equity
   Preferred stock, $1.00 par value, 1,000,000 shares authorized,
      no shares issued                                                                --           --
   Common stock, $5.00 par value, 40,000,000 shares authorized,
      and 27,063,407 issued in 1995 and 1994                                     135,317      135,317
   Capital surplus                                                                 2,639         --
   Retained earnings                                                              93,746       65,654
   Cumulative translation adjustments                                             14,824        8,244
   Treasury stock--878,243 and552,951 shares in 1995 and 1994, at cost           (20,103)     (11,853)
   Receivable from ESOP                                                           (5,250)      (7,665)
                  Total Shareholders' Equity                                     221,173      189,697
         Total Liabilities and Shareholders' Equity                            $ 381,042    $ 337,360

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
DONALDSON COMPANY, INC. AND SUBSIDIARIES
                                                                    Year ended July 31
(Thousands of dollars)                                         1995        1994        1993
OPERATING ACTIVITIES
   Net earnings                                             $ 38,536    $ 34,155    $ 28,214
   Adjustments to reconcile net earnings to
      net cash provided by operating activities
         Depreciation and amortization                        20,529      16,365      14,752
         Cumulative effect of accounting change                 --        (2,206)       --
         Property, plant and equipment write-downs             1,427       3,200        --
         Equity in earnings of affiliates                     (1,840)     (3,743)     (3,498)
         Deferred income taxes                                  (153)     (2,844)        657
         Other                                                 5,682       1,235        (309)
         Changes in operating assets and liabilities
            Accounts receivable, net                          (6,159)    (15,380)     (2,687)
            Inventories                                       (9,823)    (10,029)     (4,337)
            Prepaids and other current assets                  7,093      (1,315)     (1,365)
            Trade accounts payable, accruals
               and income taxes payable                       (2,398)     11,945      11,155
            Net Cash Provided by Operating Activities         52,894      31,383      42,582
INVESTING ACTIVITIES
   Net expenditures on property and equipment                (25,334)    (24,642)    (15,005)
   Acquisitions and investments in affiliates                 (3,911)     (6,437)    (10,451)
   Proceeds from disposition of Envirco                         --          --         2,782
   Dividends from affiliate                                     --         3,550       4,250
                Net Cash Used in Investing Activities        (29,245)    (27,529)    (18,424)
FINANCING ACTIVITIES
   Repayment of long-term debt                                (5,764)     (3,416)     (5,681)
   Net change in short-term debt                               1,715       9,098      (1,766)
   Payment received from ESOP                                  2,415       2,310       2,100
   Purchase of treasury stock                                (14,692)    (17,471)    (10,044)
   Dividends paid                                             (7,372)     (6,745)     (5,666)
   Exercise of stock options                                   3,201        (148)     (3,143)
                Net Cash Used in Financing Activities        (20,497)    (16,372)    (24,200)
Effect of exchange rate changes on cash                        2,468       3,353       1,056
         Increase (Decrease) in Cash and Cash Equivalents      5,620      (9,165)      1,014
Cash and cash equivalents at beginning of year                22,945      32,110      31,096
             Cash and Cash Equivalents at End of Year       $ 28,565    $ 22,945    $ 32,110

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
DONALDSON COMPANY, INC. AND SUBSIDIARIES

                                                                                  CUMULATIVE                       TOTAL
(Thousands of dollars              COMMON    CAPITAL    RETAINED     TRANSLATION   TREASURY    RECEIVABLE       SHAREHOLDERS'
except per share amounts)           STOCK    SURPLUS    EARNINGS     ADJUSTMENTS    STOCK       FROM ESOP         EQUITY
Balance July 31, 1992            $  68,922   $ 1,823    $ 94,810      $ 6,823      $     --     $(12,075)        $160,303

Treasury stock acquired                                                             (10,044)                      (10,044)
Stock options exercised                714    (3,951)        (67)                       161                        (3,143)
Payment received from ESOP                                                                         2,100            2,100
Performance awards                                             2                          7                             9
Tax reduction--employee plans                  3,412                                                                3,412
Net earnings                                              28,214                                                   28,214
Translation adjustments                                                (1,177)                                     (1,177)
Dividends paid--$.20 per share                            (5,666)                                                  (5,666)

Balance July 31, 1993               69,636     1,284     117,293        5,646        (9,876)      (9,975)         174,008

Treasury stock acquired                                                             (17,471)                      (17,471)
Stock options exercised                 10       176      (1,429)                     1,095                          (148)
Payment received from ESOP                                                                         2,310            2,310
Performance awards                                28           2                         14                            44
Tax reduction--employee plans                    946                                                                  946
Net earnings                                              34,155                                                   34,155
Translation adjustments                                                 2,598                                       2,598
Two-for-one stock split             65,671    (2,434)    (77,622)                    14,385                            --
Dividends paid--$.25 per share                            (6,745)                                                  (6,745)

Balance July 31, 1994              135,317        --      65,654        8,244       (11,853)      (7,665)         189,697

Treasury stock acquired                                                             (14,692)                      (14,692)
Stock options exercised                         (133)     (3,073)                     6,407                         3,201
Payment received from ESOP                                                                         2,415            2,415
Performance awards                             1,033           1                         35                         1,069
Tax reduction--employee plans                  1,739                                                                1,739
Net earnings                                              38,536                                                   38,536
Translation adjustments                                                 6,580                                       6,580
Dividends paid--$.28 per share                            (7,372)                                                  (7,372)

Balance July 31, 1995             $135,317   $ 2,639    $ 93,746      $14,824      $(20,103)    $ (5,250)        $221,173

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

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

Foreign Currency Translation: Foreign assets and liabilities are generally translated using the year-end rates of exchange. Results of operations are translated using the average rates prevailing throughout the period. Translation gains or losses, net of applicable deferred taxes, are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains/(losses) of $47,000, $(1,337,000) and $(1,790,000), in 1995, 1994 and 1993, respectively, are included in earnings before income taxes.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

Inventories: Inventories are stated at the lower of cost or market, determined by the last-in, first-out (LIFO) method, except for certain of the Company's overseas subsidiaries which use the first-in, first-out (FIFO) method. Inventories valued at LIFO were 56 and 60 percent of total inventories at July 31, 1995 and 1994, respectively.

   The current cost of inventories valued under the LIFO method exceeded their LIFO carrying values by $20,557,000 and $18,635,000 at July 31, 1995 and 1994,
respectively.

Property, Plant and Equipment: Property, plant and equipment is stated at cost. Depreciation is computed principally by use of declining balance methods on facilities and equipment acquired on or prior to July 31, 1992. For financial reporting purposes, the Company adopted the straight-line depreciation method for all property acquired after July 31, 1992. Depreciation expense includes the amortization of capital lease assets. The estimated useful lives of property, plant and equipment are as follows:

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

   Effective August 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109). As permitted under the new Statement, prior years' financial statements have not been restated. Income taxes in 1993 were computed using the deferred method.

Net Earnings Per Share: Net earnings per common share is based on the weighted average number of common shares and share equivalents outstanding during the respective years.

Treasury Stock: Repurchased Common Stock is stated at cost and is presented as a separate reduction of shareholders' equity.

NOTE B ACQUISITIONS AND INVESTMENTS

During 1995, the Company acquired the remaining 50 percent of Donaldson Micro Pore Mexico, S.A. de C.V., obtained a 20 percent interest in an Indonesian filter manufacturer and purchased an additional 9.9 percent in an Australian dust collection distributor.

   During 1994, the Company increased its investment in Donaldson Micro Pore Mexico, S.A. de C.V., from 40 percent to 50 percent, obtained a 40 percent interest in an Australian dust collection distributor, invested in a gas turbine system joint venture in India and completed an acquisition of a high purity products materials supplier located in the United States.

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

NOTE C SHORT-TERM DEBT

The Company has domestic lines of credit at July 31, 1995 of $10,000,000 which provide for borrowing amounts at or below the prime rate. Commitment fees of 20 basis points per annum are payable on the unused amounts. There were no amounts outstanding under these lines of credit at July 31, 1995 or 1994.

   Overseas subsidiaries may borrow under various uncommitted facilities. As of July 31, 1995 and 1994, borrowings under these facilities were $17,802,000 and $14,073,000, respectively. The weighted average interest rate on short-term debt outstanding at July 31, 1995 and 1994 was 7.1 percent and 6.6 percent, respectively.

NOTE D LONG-TERM DEBT

Long-term debt consists of the following:

(Thousands of dollars)                               1995      1994

ESOP promissory note due in increasing
   annual installments through 1997.
   Interest rate is either 82 percent of
   prime or 91 percent of the adjusted
   CD rate                                         $ 5,250   $ 7,665
6 3/8 percent mortgage due 2002                      1,000     1,000
7 percent note due in 2008                             500       500
11 1/8 percent note                                     --     3,350
Other                                                  836       519
                          Total Notes                7,586    13,034
Capitalized leases                                   5,579     5,877
                                Total               13,165    18,911
Less current maturities                              2,998     2,883
                 Total Long-Term Debt              $10,167   $16,028

   Annual maturities of long-term debt for the next five years are $2,998,000 in 1996, $3,271,000 in 1997, $616,000 in 1998, $650,000 in 1999 and $642,000 in
2000.

   Total interest paid relating to all debt was $2,809,000, $2,906,000 and $2,577,000 in 1995, 1994 and 1993, respectively.

   Certain note agreements contain debt covenants related to working capital levels and limitation on indebtedness. Further, the Company is restricted from paying dividends or repurchasing Common Stock if its tangible net worth (as defined) does not exceed certain minimum levels. At July 31, 1995, under the most restrictive agreement, tangible net worth exceeded the minimum by $82,044,000.

NOTE E CAPITALIZED LEASES

The Company leases several production facilities under long-term leases and has the option to purchase the facilities for a nominal cost at the termination of the lease.

   Included in property, plant and equipment are the following assets held under capital leases:

(Thousands of dollars)                          1995        1994
Land                                           $  121     $   157
Buildings                                       5,894       6,384
Machinery and equipment                           550       1,098
                                 Subtotal       6,565       7,639
Less accumulated amortization                   2,568       3,252
                                    Total      $3,997      $4,387

   Future minimum lease payments for assets under capital leases at July 31, 1995 are as follows:

(Thousands of dollars)
1996                                                     $  827
1997                                                        828
1998                                                        828
1999                                                        827
2000                                                        757
Thereafter                                                4,041
Total minimum lease payments                              8,108
Less amount representing interest                         2,529
Present value of net minimum
   lease payments                                         5,579
Less current maturities                                     378
               Long-Term Obligation                      $5,201

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

   Cost for the Company's pension plans includes the following components:

(Thousands of dollars)             1995       1994       1993
Service cost                       $  5,024    $ 4,187    $ 3,769
Interest cost on projected
    benefit obligation                6,167      5,504      5,050
Actual return on plan assets        (12,238)    (3,608)    (7,310)
Net amortization and deferral         5,265     (3,015)     1,178
    Net Periodic Pension Expense   $  4,218    $ 3,068    $ 2,687

   The funded status of the Company's pension plans as of July 31, 1995 and 1994, is as follows:

(Thousands of dollars)                     1995        1994
Plan assets at fair value               $ 81,029    $ 69,313
Accumulated benefit obligation:
   Vested                                (61,400)    (55,710)
   Nonvested                              (2,356)     (2,201)
Provision for future salary increases (18,197) (15,206) Plan assets less than projected
   benefit obligation                       (924)     (3,804)
Unrecognized net loss                      3,122       8,901
Unrecognized prior service cost            3,126       1,721
Unrecognized net transition asset         (9,253)    (10,350)
Additional minimum liability              (1,806)       --
     Accrued Pension Liability          $ (5,735)   $ (3,532)

   The principal actuarial assumptions for 1995, 1994 and 1993 were:

     Discount rate                        8.0%
     Rate of compensation increases       5.5%
     Expected long-term rate of return    9.0%

Employee Stock Ownership Plan: In 1987, the Company established an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. The ESOP borrowed $21 million from the Company to purchase 3,600,000 newly issued shares of Common Stock. These shares are held in trust and are issued to employees' accounts in the ESOP as the loan is repaid over 10 years. At July 31, 1995 and 1994, 2,928,170 and 2,514,170 shares have been allocated to employees. The loan obligation of the ESOP is considered unearned employee benefit expense and, as such, is recorded as a reduction of the Company's shareholders' equity. The Company's contributions to the ESOP, plus dividends paid on unallocated shares held by the ESOP, are used to repay the loan principal and interest. Both the loan obligation and the unearned benefit expense are reduced by the amount of loan principal repayments made by the ESOP. The ESOP contribution expense totaled $2,130,000, $2,020,000 and $1,745,000 in 1995, 1994 and 1993,
respectively.

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

   Both plans allow for the granting of performance awards to a limited number of key executives. The awards are payable in Common Stock and are based on a formula which measures performance of the Company over a three-year period. Performance award expense totaled $2,064,000, $57,000 and $19,000 in 1995, 1994 and 1993, respectively.

   Options under both Plans are granted to key employees at or above 100 percent of the market price at the date of grant. Options are exercisable for up to 10 years from the date of grant.

   The number and option price of options granted under these plans were as follows:

                                      Options       Option Price
                                  Outstanding          Per Share
Outstanding at July 31, 1993        1,457,712     $  4.62/$18.56
   Cancelled                             (750)         12.54
   Exercised                         (212,446)       4.62/ 18.06
   Granted                            330,330       18.87/ 23.56
Outstanding at July 31, 1994        1,574,846        4.62/ 23.56
   Cancelled                           (4,875)      10.71/ 18.06
   Exercised                         (378,657)       4.62/ 23.50
   Granted                            307,177       22.38/ 28.00
Outstanding at July 31, 1995        1,498,491     $  4.62/$28.00

   At July 31, 1995 and 1994 there were 1,400,428 and 1,459,910 options exercisable, respectively. Shares reserved at July 31, 1995 for outstanding options and future grants were 2,647,672.

NOTE H INCOME TAXES

Effective August 1, 1993, the Company changed its method of accounting for income taxes to comply with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109). The new Statement requires a liability approach for computing income taxes. As permitted under the new statement, prior years' financial statements have not been restated. The cumulative effect of adopting FAS 109 was to increase 1994 net earnings by $2,206,000 ($.08 per share).

   The components of earnings before income taxes are as follows:

(Thousands of dollars)               1995        1994         1993
United States                      $42,355     $37,781      $33,474
Overseas                            20,817      12,412       11,208
                      Total        $63,172     $50,193      $44,682

   The components of the provision for income taxes are as follows:

(Thousands of dollars)               1995        1994        1993
Current:
   Federal                         $12,425     $12,897     $  9,271
   State                             1,810       1,536        1,438
   Overseas                         10,554       6,655        5,102
              Total Current         24,789      21,088       15,811
 Deferred:
   Federal                             716      (2,353)          95
   State                                49        (202)          --
   Overseas                           (918)       (289)         562
             Total Deferred           (153)     (2,844)         657
         Total Income Taxes        $24,636     $18,244      $16,468

   Significant components of deferred tax assets and liabilities are as follows:

(Thousands of dollars)                          1995        1994
Deferred Tax Assets:
   Compensation and
     retirement plans                        $  8,514     $  5,417
   Accrued expenses                             4,572        5,372
   Brazilian asset write-down                   1,040        1,216
   Tax loss and tax credit
     carryforwards                              1,263          273
   Other                                        6,076        5,449
     Gross Deferred Tax Assets                 21,465       17,727
   Valuation Allowance                         (1,426)          --
     Net Deferred Tax Assets                   20,039       17,727
Deferred Tax Liabilities:
   Depreciation and
     amortization                              (1,844)      (4,895)
   Cumulative translation
     adjustment                                (7,980)      (4,440)
   Other                                       (2,192)      (2,262)
   Gross Deferred Tax Liabilities             (12,016)     (11,597)
     Net Deferred Tax Assets                 $   8,023    $  6,130

   The components of the provision for deferred income taxes for 1993 are as follows:

(Thousands of dollars)                                       1993
Accrued expenses                                          $   220
Depreciation and amortization                               1,049
Compensation and
   retirement plans                                          (509)
Other                                                        (103)
   Deferred Income Tax Expense                            $   657

   A reconciliation of the statutory U.S. federal income tax rate to the effective income tax rate is as follows:

                                    1995        1994         1993
Statutory U.S. federal rate         35.0%       35.0%        34.0%
State income taxes                   1.9         2.0          2.1
Effect of overseas operations        1.9          .3          1.7
Earnings of affiliates                --          --         (2.0)
Other                                 .2        (1.0)         1.1
   Effective Income Tax Rate        39.0%       36.3%        36.9%

   At July 31, 1995, certain overseas subsidiaries had available net operating loss carryforwards of approximately $4,780,000 to offset future taxable income. The majority of such carryforwards expire after 1998. Unremitted earnings of overseas subsidiaries amounted to approximately $53,890,000 at July 31, 1995. Those earnings are intended to be indefinitely reinvested and, accordingly, no income taxes have been provided. If a portion were to be remitted, income tax credits would substantially offset any resulting tax liability. It is not practicable to estimate the amount of unrecognized taxes on these undistributed earnings due to the complexity of the computation.

   The Company made cash payments for income taxes of $21,824,000, $20,557,000 and $6,875,000 in 1995, 1994 and 1993, respectively.

NOTE I SHAREHOLDERS' EQUITY

On January 21, 1994, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend, payable April 6, 1994 to shareholders of record March 16. The split resulted in the issuance of 13,134,162 new shares of Common Stock and the reissuance of 396,556 shares of Common Stock held in treasury. All references in the financial statements to average numbers of shares outstanding and related prices, per share amounts, and Stock Option Plan data have been restated to reflect the split.

   Non-voting rights, authorized by the Board of Directors, were distributed as a dividend to stockholders of record as of March 4, 1986 at the rate of one right for each outstanding share of Common Stock. As a result of the two-for-one stock split of the Company's Common Stock, effective May 2, 1988, a three-for-two stock split effective July 10, 1992 and the two-for-one stock split discussed above, the rights associated with each share of Common Stock have been proportionately adjusted so that each share of Common Stock is now accompanied by one-sixth of a right instead of a full right. Under certain conditions, each full right may be exercised to purchase one one-hundredth of a newly issued share of Series A Junior Participating Preferred Stock at an exercise price of $85.

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

NOTE J SEGMENT INFORMATION

The Company has one business segment which consists of the design, manufacture and sale of filtration products. The table below sets forth information about operations in different geographic areas:

                                      UNITED                          OTHER
(Thousands of dollars)                STATES     EUROPE     JAPAN COUNTRIES ELIMINATIONS CONSOLIDATED
1995
Sales to customers                  $437,463   $114,731   $91,248   $60,517   $     --    $703,959
Sales between geographic areas        28,416      1,163     2,254     2,424    (34,257)         --
                        Net Sales   $465,879   $115,894   $93,502   $62,941   $(34,257)   $703,959
                 Operating Income   $ 29,968   $ 15,384   $10,741   $10,148   $   (710)   $ 65,531
Identifiable Assets:
Accounts receivable, net            $ 58,146   $ 31,705   $33,740   $13,548   $     16    $137,155
Other                                117,249     61,753    35,324    28,511    (29,650)    213,187
Total identifiable assets           $175,395   $ 93,458   $69,064   $42,059   $(29,634)   $350,342
General corporate assets                                                                    30,700
                     Total Assets                                                         $381,042
1994
Sales to customers                  $391,234   $ 87,945   $70,981   $43,343   $     --    $593,503
Sales between geographic areas        21,839        496     1,911     1,502    (25,748)         --
                        Net Sales   $413,073   $ 88,441   $72,892   $44,845   $(25,748)   $593,503
                 Operating Income   $ 26,112   $ 11,510   $ 8,175   $ 6,446   $   (164)   $ 52,079
Identifiable Assets:
Accounts receivable, net            $ 60,179   $ 26,408   $27,768   $ 7,462   $    350    $122,167
Other                                 88,858     63,216    29,173    17,978    (16,729)    182,496
Total identifiable assets           $149,037   $ 89,624   $56,941   $25,440   $(16,379)   $304,663
General corporate assets                                                                    32,697
                     Total Assets                                                         $337,360
1993
Sales to customers                  $342,890   $ 81,305   $64,378   $44,754   $     --    $533,327
Sales between geographic areas        18,909        567     1,453       366    (21,295)         --
                        Net Sales   $361,799   $ 81,872   $65,831   $45,120   $(21,295)   $533,327
                 Operating Income   $ 23,754   $  7,659   $ 7,352   $ 6,427   $     54    $ 45,246
Identifiable Assets:
Accounts receivable, net            $ 45,244   $ 22,878   $24,920   $ 9,969   $    309    $103,320
Other                                 77,341     45,568    29,095    19,922    (19,224)    152,702
Total identifiable assets           $122,585   $ 68,446   $54,015   $29,891   $(18,915)   $256,022
General corporate assets                                                                    44,195
                     Total Assets                                                         $300,217

   Sales between geographic areas are made at cost plus a proportionate share of operating profit. General corporate assets include corporate cash and cash equivalents and buildings and equipment used for corporate purposes. Sales to one customer amounted to $88,199,000, $69,107,000 and $55,616,000 in 1995, 1994
and 1993, respectively.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Donaldson Company, Inc.

We have audited the accompanying consolidated statements of financial position of Donaldson Company, Inc. and subsidiaries as of July 31, 1995 and 1994, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Donaldson Company, Inc. and subsidiaries at July 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 31, 1995, in conformity with generally accepted accounting principles.

   As discussed in Note H, in 1994 the Company changed its method of accounting for income taxes.


                         /s/ Ernst & Young LLP

Minneapolis, Minnesota
September 7, 1995

SHAREHOLDER INFORMATION
DONALDSON COMPANY, INC. AND SUBSIDIARIES

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(Thousands of dollars                           NET               GROSS                NET         EARNINGS           DIVIDENDS
except per share amounts)                     SALES              MARGIN           EARNINGS        PER SHARE           PER SHARE
1995
First Quarter                              $164,175             $45,333           $  9,505             $.35                $.07
Second Quarter                              168,861              47,383              7,685              .29                 .07
Third Quarter                               186,764              53,706             11,456              .43                 .07
Fourth Quarter                              184,159              51,557              9,890              .38                 .07
1994
First Quarter                              $142,518             $40,536           $  7,561             $.27                $.05
                                                                                     9,767(1)           .35(1)
Second Quarter                              135,577              37,904              6,238              .23                 .06
Third Quarter                               153,930              42,137              9,709              .36                 .07
Fourth Quarter                              161,478              46,022              8,441              .31                 .07

(1) Includes cumulative effect of an accounting change of $2,206, or $.08 per share.


NYSE LISTING The common shares of Donaldson Company, Inc. are traded on the New York Stock Exchange, under the symbol DCI.

SHAREHOLDER INFORMATION For any concerns relating to your current or prospective shareholdings, please contact Shareholder Services at (800) 468-9716 or (612) 450-4064.

DIVIDEND REINVESTMENT Plan As of July 31, 1995, more than 700 of Donaldson Company's approximately 1,500 shareholders of record were participating in the Dividend Reinvestment Plan. Under the plan, shareholders can invest Donaldson Company dividends in additional shares of Company stock. They may also make periodic voluntary cash investments for the purchase of Company stock.

   Both alternatives are provided without service charges or brokerage commissions. Shareholders may obtain a brochure giving further details by writing Shareholder Services, Donaldson Company, Inc., M.S. 101, P.O. Box 1299, Minneapolis, MN 55440.

CORPORATE INFORMATION

ANNUAL MEETING
The annual meeting of shareholders will be held at 10 a.m. on Friday, November 17, in the first floor auditorium of the Lutheran Brotherhood Building, 625 Fourth Ave. South, Minneapolis, Minnesota. You are urged to attend.

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

GENERAL COUNSEL
Dorsey & Whitney, Minneapolis, Minnesota

PATENT COUNSEL
Merchant, Gould, Smith, Edell, Welter & Schmidt, Minneapolis, Minnesota

PUBLIC RELATIONS COUNSEL
Padilla Speer Beardsley Inc., Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR
Norwest Bank Minnesota, N.A., South St. Paul, Minnesota

SIX-YEAR QUARTERLY
HIGH-LOW
STOCK PRICES


[graph]

ELEVEN-YEAR COMPARISON OF RESULTS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

(Thousands of dollars except
    per share amounts)                   1995          1994          1993          1992
OPERATING RESULTS
Net sales                            $703,959      $593,503      $533,327      $482,104
Gross margin                         $197,979       166,599       152,236       133,574
Gross margin percentage                  28.1%         28.1%         28.5%         27.7%
Operating income                     $ 65,531        52,079        45,246        41,249
Operating income percentage              9.3%          8.8%          8.5%          8.6%
Interest expense                     $  3,089         3,362         2,723         2,681
Earnings before income taxes         $ 63,172        50,193        44,682        41,721
Income taxes                         $ 24,636        18,244        16,468        15,952
Effective income tax rate                39.0%         36.3%         36.9%         38.2%
Net earnings                         $ 38,536        31,949(1)     28,214        25,769
Return on sales                           5.5%          5.4%          5.3%          5.3%
Return on average
     shareholders' equity                18.8%         17.6%         16.9%         17.2%
Return on investment                     17.6%         16.0%         15.0%         14.8%
FINANCIAL POSITION
Total assets                         $381,042       337,360       300,217       286,348
Current assets                       $247,904       220,308       196,014       187,360
Current liabilities                  $123,747       115,757        93,666        89,956
Working capital                      $124,157       104,551       102,348        97,404
Current ratio                             2.0           1.9           2.1           2.1
Current debt                         $ 20,800        16,956         7,595        11,425
Long-term debt                       $ 10,167        16,028        18,920        23,482
Total debt                           $ 30,967        32,984        26,515        34,907
Shareholders' equity                 $221,173       189,697       174,008       160,303
Long-term capitalization ratio            4.4%          7.8%          9.8%         12.8%
Property, plant and equipment, net   $110,640        99,559        90,515        84,899
Net expenditures on property,
     plant and equipment             $ 25,334        24,642        15,005        15,538
Depreciation and amortization        $ 20,529        16,365        14,752        14,047
SHAREHOLDER INFORMATION
Net earnings per share               $   1.45          1.17(1)       1.01           .92
Dividends per share                  $    .28           .25           .20           .19
Shareholders' equity per share       $   8.45          7.16          6.38          5.81
Shares outstanding (000s)              26,185        26,510        27,282        27,569
Common stock price range,
     per share
          High                       $     28            26 1/8        20 1/8        15 7/8
          Low                        $     20 7/8        18 1/4        14            11 5/8

Amounts are adjusted for all stock splits.

Operating income is gross margin less selling, general and administrative, and research and development expense.

Return on investment is net earnings divided by average long-term debt plus average shareholders' equity.

Long-term capitalization ratio is long-term debt divided by long-term debt plus shareholders' equity.

(1) Excludes the cumulative effect of an accounting change of $2,206, or $.08 per share, in 1994 and extraordinary credits of $1,384, or $.05 per share, in 1988 and $1,375, or $.04 per share, in 1987.


(Table continued from previous page)

    1991          1990          1989          1988          1987          1986          1985

$457,692      $422,885      $397,535      $362,862      $294,993      $266,668      $257,381
 129,858       121,454       105,275       104,828        83,336        83,736        76,361
    28.4%         28.7%         26.5%         28.9%         28.3%         31.4%         29.7%
  41,304        44,354        37,851        36,047        24,648        30,324        25,150
     9.0%         10.5%          9.5%          9.9%          8.4%         11.4%          9.8%
   3,526         3,731         3,555         3,229         2,359         2,162         2,504
  39,385        34,875        27,664        29,868        21,748        30,850        21,783
  15,337        13,849        12,230        13,630        10,782        15,214        10,365
   38.9%          39.7%         44.2%         45.6%         49.6%         49.3%         47.6%
  24,048        21,026        15,434        16,238(1)     10,966(1)     15,636        11,418
     5.3%          5.0%          3.9%          4.5%          3.7%          5.9%          4.4%

    18.0%         17.8%         15.1%         15.6%          9.8%         14.9%         12.2%
    14.9%         14.2%         11.5%         11.7%          7.9%         12.8%         10.2%

 253,194       245,947       204,813       193,548       200,827       191,348       153,659
 169,398       168,522       130,848       122,602       128,370       125,635        90,475
  77,537        79,917        58,009        52,126        44,609        50,515        30,724
  91,861        88,605        72,839        70,476        83,761        75,120        59,751
     2.2           2.1           2.3           2.4           2.9           2.5           2.9
   6,380        11,384         8,602         3,875         4,302         4,634         2,688
  25,673        28,320        30,750        33,784        35,353        16,674        17,489
  32,053        39,704        39,352        37,659        39,655        21,308        20,177
 138,947       128,787       107,516        97,254       110,517       113,588        96,284
    15.6%         18.0%         22.2%         25.8%         24.2%         12.8%         15.4%
  72,863        68,290        61,914        62,160        62,575        54,431        51,064

  16,208        16,055        11,567         9,954        15,460         7,343         4,901
  12,187        10,857        10,583        10,351         8,857         7,377         7,401

     .84           .73           .54           .55(1)        .36(1)        .50           .37
     .14           .13           .12           .11           .11           .11           .11
    5.01          4.46          3.75          3.40          3.34          3.58          3.06
  27,739        28,864        28,693        28,597        33,131        31,730        31,466


      13 3/8        11 5/8         5 7/8         8 5/8         6 3/4         6 5/8         3 1/2
       8 1/8         5 5/8         5 1/2         3 5/8         5 3/8         3             2 5/8

WORLDWIDE OPERATIONS

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

Donaldson, S.A. de C.V.,
Aguascalientes, Mexico

Donaldson do Brasil, Ltda.,
Sao Paulo, Brazil