Form 10-K405, Exhibit 13
period 1996-07-31
DONALDSON CO INC
filed 1996-10-29
CIK 29644

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS
Donaldson Company, Inc. and Subsidiaries


RESULTS OF OPERATIONS

1996 COMPARED TO 1995

     Record 1996 net sales of $758.6 million were up 8 percent from prior-year sales of $704.0 million. For the year, Engine Products sales were up 7 percent and Industrial Products sales were up 9 percent.

     Domestic Engine products sales were up 12 percent, primarily from increased shipments to original equipment manufacturers (OEMs). Weakness in the heavy duty transportation market was more than offset by new business in the automotive and defense markets. In addition, domestic aftermarket sales increased 7 percent year over year. Domestic Industrial Products sales increased 2 percent led by strong sales in the Torit Products (dust collection) market offset by lower sales in high purity products.

     Overseas sales increased almost 7 percent - 9 percent in local currencies -- primarily due to increased net sales in Europe and Hong Kong. Net sales in Japan decreased 12 percent year over year. Overseas Industrial Products sales increased 20 percent, primarily due to higher shipments of Torit Products and gas turbine systems products in Europe and increased sales of high purity products and gas turbine systems in Hong Kong. High purity product sales in Hong Kong benefited from the company's decision in early 1996 to consolidate all disk drive filter production in Hong Kong; clean room operations in the U.S. and England were discontinued as part of this change. Engine Products sales were flat compared to the prior year as increased shipments to European OEMs were offset by lower OEM sales in Japan. In 1996, overseas sales totaled 37 percent of consolidated net sales, down 1 percentage point from 38 percent in 1995.

     Record net earnings for 1996 of $43.4 million were up 13 percent from $38.5 million in the prior year. Increased net sales and improvements in the gross margin were the primary reasons for the higher earnings. Overseas operating income totaled approximately 53 percent of consolidated operating income compared to 54 percent in 1995.

     Gross margin for 1996 increased to 29.4 percent compared to 28.1 percent in the prior year. Increased manufacturing efficiencies gained by higher operating levels and lower raw material prices in 1996 were slightly offset by higher obsolete inventory expense and a $2.0 million impaired asset write-down. Margins improved in Japan's transportation and Industrial Products markets, and Europe's high purity products and Torit Products markets. In addition, margin improvements were noted in all domestic markets. Offsetting these gains were margin declines in Hong Kong's Industrial Products markets as well as Europe's OEM and gas turbine systems markets.

     Operating expenses as a percentage of sales for 1996 and 1995 were 19.4 percent and 18.8 percent, respectively. 1996 operating expenses totaled $147.2 million compared to $132.4 million in 1995, which reflects an increase of $14.8 million, or 11 percent. Selling expenses in 1996 increased $6.1 million primarily due to the higher sales levels while general and administrative expenses increased $7.2 million due to higher medical expenses and increased warranty accruals on new and existing product lines.

     Interest expense declined $0.2 million, or 6 percent, primarily due to the decline in total debt. Other expense totaled $1.6 million in 1996 compared to other income of $0.7 million in the prior year. The $2.3 million change is primarily due to a $1.1 million increase in foreign exchange loss, a $0.2 million decline in interest income, a $0.7 million increase in charitable contributions, and a $0.3 million charge related to the sale of our Brazilian operation. Favorable earnings at AFSI, a joint venture with Caterpillar, Inc., offset $0.6 million of the unfavorable other expense variance.

     The effective income tax rate of 38.9 percent in 1996 was flat compared to
39.0 percent in 1995. For both years, the company's effective rate is higher than the statutory federal rate due to higher effective overseas, state and local taxes.

     During the fourth quarter of 1996, the company sold the operations and substantially all of the assets related to its Brazilian subsidiary. The sale did not result in any material charge or credit to earnings. Net sales for this operation totaled $3.0 million in 1996 compared to $6.3 million in 1995. Operating losses for 1996 and 1995 were $1.5 million and $0.3 million, respectively.

     Hard order backlogs, goods scheduled for delivery in 90 days, were $121.9 million and $134.1 million at July 31, 1996 and 1995, respectively. A $2.2 million increase in worldwide Engine Products backlog was offset by a $13.5 million decline in worldwide gas turbine systems backlog. Backlogs, orders and shipments in the gas turbine business segment typically fluctuate widely from period to period; the most recent decline in backlogs is consistent with historical patterns and does not indicate any fundamental change in the current market conditions. Total backlogs of $203.3 million were down 5 percent from the prior year-end, primarily due to lower gas turbine systems orders.

1995 COMPARED TO 1994

     1995 net sales of $704.0 million were up 19 percent from prior-year sales of $593.5 million. For the year, Engine Products sales were up 20 percent and Industrial Products sales were up 16 percent.

     Domestic Engine Products sales were up 12 percent, primarily from increased shipments to OEMs. Industrial


Products sales growth of 15 percent was primarily led by strong sales in our Torit Products market.

     Overseas sales in 1995 increased 32 percent -- 21 percent in local currencies -- generally due to the improving economies in Europe and Japan. Overseas Engine Products sales were up 36percent, primarily due to strong sales in Europe and Japan. Industrial Products sales increased 23 percent, reflecting increased Torit Products sales in Europe, Japan and South Africa. In 1995, overseas sales totaled 38 percent of consolidated net sales, up 4 percentage points from 34 percent in 1994.

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

     Interest expense declined $0.3 million, or 8 percent, in the year primarily due to the decrease in long-term debt. Other income totaled $0.7 million in 1995 compared to $1.5 million in 1994. The $0.8 million decline is primarily due to lower earnings at AFSI, and an increase in the contribution to the Donaldson Foundation.

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


LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION

     At July 31, 1996, the company's capital structure comprised $13.1 million of current debt, $10.0 million of long-term debt and $228.9 million of shareholders' equity. The ratio of long-term debt to total long-term capital was
4.2 percent, compared with 4.4 percent at July 31, 1995.

     Total debt decreased $7.8 million during 1996 to $23.2 million. Most of the decrease resulted from the company's decision to discontinue the use of short-term debt to hedge foreign currency denominated account receivables at certain of its European subsidiaries.

     In December 1995, the company entered into a five- year multi-currency revolving credit facility totaling $100.0 million with a group of international banks, led by Citibank as agent. There were no amounts outstanding under this facility at July 31, 1996. The company believes that the combination of present capital resources, internally generated funds, and unused financing sources are more than adequate to meet cash requirements for 1997.

     Shareholders' equity increased $7.7 million in 1996 to $228.9 million. The increase was primarily due to net earnings of $43.4 million, offset by $23.1 million of treasury stock repurchases, an $8.8 million decrease in the cumulative translation adjustment and $7.7 million of dividend payments.


CASH FLOWS

     During 1996, $76.9 million of cash was generated from operating activities, compared with $52.9 million in 1995 and $31.4 million in 1994. The increase in 1996 was largely the result of increased net earnings, higher depreciation and amortization expense and a significant increase in trade accounts payable, accruals and income taxes payable. Significant uses for cash included $39.3 million of capital expenditures, $23.1 million of treasury stock repurchases and $7.7 million of dividend payments. Cash and cash equivalents increased $2.4 million during 1996.

     Capital expenditures for property, plant and equipment totaled $39.3 million in 1996, compared to $25.3 million in 1995 and $24.6 million in 1994. Significant additions in 1996 include the upgrade of information systems in the U.S., the construction of a new production line at the Stevens Point, Wisconsin facility, the upgrade of equipment at the Nicholasville, Kentucky and Grinnell, Iowa facilities, the construction of a second Baldwin, Wisconsin manufacturing facility and the construction of a new manufacturing facility in Brugge, Belgium.

     Capital spending in 1997 is planned to be $53.0 million. Significant planned expenditures include the further upgrade of U.S. information systems, and new production lines for liquid aftermarket products in Stevens Point, Wisconsin and Aquascalientes, Mexico. It is anticipated that 1997 capital expenditures will be financed primarily through funds from operations.


DIVIDENDS

     The company's dividend policy is to maintain a payout ratio which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The company's dividend payout ratio target is 20 to 25 percent of the average earnings per share of the last three years. The current quarterly dividend of 8 cents per share equates to 22 percent of the 1994 through 1996 average net earnings per share.


SHARE REPURCHASE PLAN

     In 1996, the company repurchased 0.9 million shares of common stock on the open market for $23.1 million, at an average price of $24.83 per share. The company repurchased 0.6 million shares for $14.7 million in 1995 and 0.8 million shares for $17.5 million in 1994. At July 31, 1996, the company has authorization to repurchase an additional 1.6 million shares. Depending on market conditions, the company expects to maintain or increase its level of treasury stock repurchases in 1997.


CHANGE IN ACCOUNTING PRINCIPLES

     In 1996, the company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets," which requires losses on impairment of long-lived assets used in operations to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The adoption had no impact on the financial statements.

     Effective August 1, 1993, the company adopted Financial Accounting Standards Board Statement No. 109 (FAS 109), which requires adoption of a liability approach to account for the effects of income taxes. The cumulative effect of adopting FAS 109 was to increase 1994 net earnings by $2.2 million, or 8 cents per share.

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123 (FAS 123), "Accounting for Stock Based Compensation." FAS 123 encourages companies to adopt a fair value based method of accounting for employee stock options, but allows companies to continue to measure compensation cost for such plans as it is measured currently. The company plans to continue to use the current method of accounting for stock compensation in 1997, but will adopt the disclosure requirements of FAS 123, making pro forma disclosure of net earnings and earnings per share as if the fair value based method had been applied. FAS 123 will have no impact on the company's financial position or results of operations.


FOREIGN CURRENCY EFFECTS

     In 1996, the U.S. dollar was generally stronger relative to the currencies of foreign countries where the company operates. A stronger dollar generally has a negative impact on overseas results because foreign-exchange denominated earnings translate into less U.S. dollars; a weaker dollar generally has a positive translation effect.

     It is not possible to determine the true impact of foreign currency translation changes; however, the direct effect on net sales and net earnings can be estimated. For 1996, the stronger U.S. dollar decreased net sales by $7.4 million and decreased net earnings by $0.6 million. During 1995, the generally weaker U.S. dollar increased net sales by $21.9 million and net earnings by $0.4 million.


RISK FACTORS

     Except for the historical information contained herein, certain of the matters discussed in this annual report are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties, including, but not limited to changing economic and political conditions in the U.S. and in other countries, changes in governmental spending and budgetary policies, governmental laws and regulations surrounding various matters such as environmental remediation, contract pricing, and international trading restrictions, customer product acceptance, and continued access to capital markets. All forecasts and projections in this report are "forward-looking statements," and are based on management's current expectations of the company's near-term results, based on current information available pertaining to the company, including the aforementioned risk factors. Actual results could differ materially.


REPORT OF INDEPENDENT AUDITORS
Donaldson Company, Inc. and Subsidiaries


Shareholder and Board of Directors
Donaldson Company, Inc.

     We have audited the accompanying consolidated statements of financial position of Donaldson Company, Inc. and subsidiaries as of July 31, 1996 and 1995, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Donaldson Company, Inc. and subsidiaries at July 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note H, in 1994 the Company changed its method of accounting for income taxes.

                                          /s/ ERNST & YOUNG LLP


Minneapolis, Minnesota
September 11, 1996



                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                REPORT OF INDEPENDENT AUDITORS ...............................21
                CONSOLIDATED STATEMENTS OF EARNINGS ..........................22
                CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ................23
                CONSOLIDATED STATEMENTS OF CASH FLOWS ........................24
                CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY ...25
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ................26-31


CONSOLIDATED STATEMENTS OF EARNINGS
Donaldson Company, Inc. and Subsidiaries

                                                                              YEAR ENDED JULY 31
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)                           1996        1995         1994
--------------------------------------------------------------------------------------------------------

Net sales .........................................................   $ 758,646   $ 703,959    $ 593,503
Cost of sales .....................................................     535,772     505,980      426,904
                                                                      ---------   ---------    ---------
                                                       Gross Margin     222,874     197,979      166,599
Selling, general and administrative ...............................     131,326     117,961      103,647
Research and development ..........................................      15,906      14,487       10,873
Interest expense ..................................................       2,905       3,089        3,362
Other expense (income) ............................................       1,617        (730)      (1,476)
                                                                      ---------   ---------    ---------
                                                     Total Expenses     151,754     134,807      116,406
                                                                      ---------   ---------    ---------
                                       Earnings Before Income Taxes      71,120      63,172       50,193
Income taxes ......................................................      27,684      24,636       18,244
                                                                      ---------   ---------    ---------
             Earnings Before Cumulative Effect of Accounting Change      43,436      38,536       31,949
Cumulative effect of accounting change ............................        --          --          2,206
                                                                      ---------   ---------    ---------
                                                       Net Earnings   $  43,436   $  38,536    $  34,155
                                                                      =========   =========    =========

Earnings per share
     Earnings before cumulative effect of accounting change .......   $    1.67   $    1.45    $    1.17
     Cumulative effect of accounting change .......................        --          --            .08
                                                                      ---------   ---------    ---------
                                             Net Earnings Per Share   $    1.67   $    1.45    $    1.25
                                                                      =========   =========    =========

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Donaldson Company, Inc. and Subsidiaries

                                                                                        JULY 31
(THOUSANDS OF DOLLARS)                                                                 1996       1996
------------------------------------------------------------------------------------------------------

ASSETS
Current Assets
     Cash and cash equivalents .................................................   $ 30,924   $ 28,565
     Accounts receivable, net ..................................................    137,145    137,155
     Inventories
          Materials ............................................................     30,359     32,225
          Work in process ......................................................     10,184     12,168
          Finished products ....................................................     31,427     29,035
                                                                                   --------   --------
                                                               Total Inventories     71,970     73,428
     Prepaids and other current assets .........................................     10,712      8,756
                                                                                   --------   --------
                                                            Total Current Assets    250,751    247,904
Property, Plant and Equipment
     Land ......................................................................      8,216      7,982
     Buildings .................................................................     90,136     89,684
     Machinery and equipment ...................................................    202,807    189,835
     Construction in progress ..................................................      6,820      4,691
                                                                                   --------   --------
                                          Property, Plant and Equipment, at Cost    307,979    292,192
     Less accumulated depreciation .............................................    183,066    181,552
                                                                                   --------   --------
                                              Property, Plant and Equipment, Net    124,913    110,640
Other Assets ...................................................................     27,186     22,498
                                                                                   --------   --------
                                                                    Total Assets   $402,850   $381,042
                                                                                   ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
     Short-term debt ...........................................................       $   8,916    $  17,802
     Current maturities of long-term debt ......................................           4,229        2,998
     Trade accounts payable ....................................................          62,020       53,576
     Accrued employee compensation and related taxes ...........................          23,524       23,114
     Income taxes payable ......................................................          12,756        5,717
     Other current liabilities .................................................          27,133       20,540
                                                                                       ---------    ---------
                                                       Total Current Liabilities         138,578      123,747
Long-term Debt .................................................................          10,041       10,167
Deferred Income Taxes ..........................................................             560        5,233
Other Long-term Liabilities ....................................................          24,791       20,722
Shareholders' Equity
     Preferred stock, $1.00 par value, 1,000,000 shares authorized,
          no shares issued.....................................................               --           --
     Common stock, $5.00 par value, 40,000,000 shares authorized,
          27,063,407 issued in 1996 and 1995 ...................................         135,317      135,317
     Capital surplus ...........................................................           2,994        2,639
     Retained earnings .........................................................         128,795       93,746
     Cumulative translation adjustments ........................................           6,065       14,824
     Treasury stock -- 1,738,793 and 878,243 shares in 1996 and 1995, at cost ..         (41,561)     (20,103)
     Receivable from ESOP ......................................................          (2,730)      (5,250)
                                                                                       ---------    ---------
                                                      Total Shareholders' Equity         228,880      221,173
                                                                                       ---------    ---------
                                      Total Liabilities and Shareholders' Equity       $ 402,850    $ 381,042
                                                                                       =========    =========

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
Donaldson Company, Inc. and Subsidiaries

                                                                               YEAR ENDED JULY 31
(THOUSANDS OF DOLLARS)                                                     1996        1995        1994
--------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net earnings .......................................................   $ 43,436    $ 38,536    $ 34,155
Adjustments to reconcile net earnings to net cash
   provided by operating activities
     Depreciation and amortization .................................     21,674      20,529      16,365
     Cumulative effect of accounting change ........................       --          --        (2,206)
     Property, plant and equipment write-downs .....................      2,009       1,427       3,200
     Equity in earnings of affiliates ..............................     (2,445)     (1,840)     (3,743)
     Deferred income taxes .........................................     (5,683)       (153)     (2,844)
     Other .........................................................      6,177       5,682       1,235
     Changes in operating assets and liabilities
          Accounts receivable, net .................................     (7,150)     (6,159)    (15,380)
          Inventories ..............................................     (2,035)     (9,823)    (10,029)
          Prepaids and other current assets ........................     (4,779)      7,093      (1,315)
          Trade accounts payable, accruals, and income taxes payable     25,720      (2,398)     11,945
                                                                       --------    --------    --------
                           Net Cash Provided by Operating Activities     76,924      52,894      31,383

INVESTING ACTIVITIES
Net expenditures on property and equipment .........................    (39,297)    (25,334)    (24,642)
Acquisitions and investments in affiliates .........................     (2,152)     (3,911)     (6,437)
Dividends from affiliate ...........................................        616        --         3,550
                                                                       --------    --------    --------
                               Net Cash Used in Investing Activities    (40,833)    (29,245)    (27,529)

FINANCING ACTIVITIES
Repayment of long-term debt ........................................       (361)     (5,764)     (3,416)
Net change in short-term debt ......................................     (8,360)      1,715       9,098
Payment received from ESOP .........................................      2,520       2,415       2,310
Purchase of treasury stock .........................................    (23,143)    (14,692)    (17,471)
Dividends paid .....................................................     (7,725)     (7,372)     (6,745)
Exercise of stock options ..........................................        129       3,201        (148)
                                                                       --------    --------    --------
                               Net Cash Used in Financing Activities    (36,940)    (20,497)    (16,372)
Effect of exchange rate changes on cash ............................      3,208       2,468       3,353
                                                                       --------    --------    --------
                    Increase (Decrease) in Cash and Cash Equivalents      2,359       5,620      (9,165)
Cash and cash equivalents at beginning of year .....................     28,565      22,945      32,110
                                                                       --------    --------    --------
                            Cash and Cash Equivalents at End of Year   $ 30,924    $ 28,565    $ 22,945
                                                                       ========    ========    ========

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Donaldson Company, Inc. and Subsidiaries

                                                                        CUMULATIVE                                  TOTAL
(THOUSANDS OF DOLLARS, EXCEPT        COMMON      CAPITAL    RETAINED   TRANSLATION    TREASURY   RECEIVABLE  SHAREHOLDERS'
PER SHARE  AMOUNTS)                   STOCK      SURPLUS    EARNINGS   ADJUSTMENTS       STOCK    FROM ESOP        EQUITY
-------------------------------------------------------------------------------------------------------------------------

BALANCE JULY 31, 1993             $  69,636    $   1,284    $ 117,293    $   5,646   $  (9,876)   $  (9,975)   $ 174,008
                                  ---------    ---------    ---------    ---------   ---------    ---------    ---------
Treasury stock acquired                                                                (17,471)                  (17,471)
Stock options exercised                  10          176       (1,429)                   1,095                      (148)
Payment received from ESOP                                                                            2,310        2,310
Performance awards                                    28            2                       14                        44
Tax reduction -- employee plans                      946                                                             946
Net earnings                                                   34,155                                             34,155
Translation adjustments                                                      2,598                                 2,598
Two-for-one stock split              65,671       (2,434)     (77,622)                  14,385                        --
Dividends paid -- $.25 per share                               (6,745)                                            (6,745)
                                  ---------    ---------    ---------    ---------   ---------    ---------    ---------

BALANCE JULY 31, 1994               135,317         --         65,654        8,244     (11,853)      (7,665)     189,697
                                  ---------    ---------    ---------    ---------   ---------    ---------    ---------
Treasury stock acquired                                                                (14,692)                  (14,692)
Stock options exercised                             (133)      (3,073)                   6,407                     3,201
Payment received from ESOP                                                                            2,415        2,415
Performance awards                                 1,033            1                       35                     1,069
Tax reduction -- employee plans                    1,739                                                           1,739
Net earnings                                                   38,536                                             38,536
Translation adjustments                                                      6,580                                 6,580
Dividends paid -- $.28 per share                               (7,372)                                            (7,372)
                                  ---------    ---------    ---------    ---------   ---------    ---------    ---------

BALANCE JULY 31, 1995               135,317        2,639       93,746       14,824     (20,103)      (5,250)     221,173
                                  ---------    ---------    ---------    ---------   ---------    ---------    ---------
Treasury stock acquired                                                                (23,143)                  (23,143)
Stock options exercised                             (140)        (689)                     958                       129
Payment received from ESOP                                                                            2,520        2,520
Performance awards                                   114           27                      727                       868
Tax reduction -- employee plans                      381                                                             381
Net earnings                                                   43,436                                             43,436
Translation adjustments                                                     (8,759)                               (8,759)
Dividends paid -- $.30 per share                               (7,725)                                            (7,725)
                                  ---------    ---------    ---------    ---------   ---------    ---------    ---------

BALANCE JULY 31, 1996             $ 135,317    $   2,994    $ 128,795    $   6,065   $ (41,561)   $  (2,730)   $ 228,880
                                  ---------    ---------    ---------    ---------   ---------    ---------    ---------

See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Donaldson Company, Inc. and Subsidiaries

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

USE OF ESTIMATES: Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION: Foreign assets and liabilities are generally translated using the year-end rates of exchange. Results of operations are translated using the average rates prevailing throughout the period. Translation gains or losses, net of applicable deferred taxes, are accumulated as a separate component of shareholders' equity. Foreign currency transaction (losses)/gains of $(1,067,000), $47,000 and $(1,337,000), in 1996, 1995 and 1994, respectively, are included in earnings before income taxes.

CASH EQUIVALENTS: The company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

INVENTORIES: Inventories are stated at the lower of cost or market, determined by the last-in, first-out (LIFO) method, except for certain of the company's overseas subsidiaries which use the first-in, first-out (FIFO) method. Inventories valued at LIFO were 55 and 56 percent of total inventories at July 31, 1996 and 1995, respectively.

     The current cost of inventories valued under the LIFO method exceeded their LIFO carrying values by $19,909,000 and $20,557,000 at July 31, 1996 and 1995,
respectively.

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

     The company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets," which requires losses on impairment of long-lived assets used in operations to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The adoption had no impact on the financial statements.

     The estimated useful lives of property, plant and equipment are as follows:

     Buildings ..............................   10 to 40 years
     Machinery and Equipment.................    3 to 10 years

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

     Effective August 1, 1993, the company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109). As permitted under the Statement, prior years' financial statements have not been restated.

NET EARNINGS PER SHARE: Net earnings per common share is based on the weighted average number of common shares and share equivalents outstanding during the respective years.

TREASURY STOCK: Repurchased Common Stock is stated at cost and is presented as a separate reduction of shareholders' equity.


STOCK OPTIONS: In October 1995, Financial Accounting Standards Board Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation" was issued, which is effective for fiscal years beginning after December 15, 1995. FAS 123 encourages companies to adopt a fair value based method of accounting for employee stock options, but allows companies to continue to account for those plans using the accounting prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees." The company will adopt the disclosure requirements of FAS 123 in 1997 and plans to continue accounting for stock compensation using APB 25, making pro forma disclosures of net earnings and earnings per share as if the fair value based method had been applied.

NOTE B: ACQUISITIONS AND DIVESTITURE

ACQUISITIONS

     During 1996, the company acquired all of the common stock of Tecnov S.A., a French manufacturer of heavy duty exhaust mufflers, and the company invested in a Torit Products manufacturer in the People's Republic of China.

     During 1995, the company acquired the remaining 50 percent of Donaldson Micro Pore Mexico, S.A. de C.V., obtained a 20 percent interest in an Indonesian filter manufacturer and purchased an additional 9.9 percent in its Australian Torit Products distributor.

     During 1994, the company increased its investment in Donaldson Micro Pore Mexico, S.A. de C.V., from 40 percent to 50 percent, obtained a 40 percent interest in an Australian Torit Products distributor, invested in a gas turbine system joint venture in India, and completed an acquisition of a high purity products materials supplier located in the United States.

     All acquisitions have been accounted for as purchases and, accordingly, their net assets and operating results are included in the company's financial statements from the respective dates of acquisition. The pro forma impact of the acquisitions on the company's results of operations for all years presented was not material.

DIVESTITURE

     During the fourth quarter of 1996, the company sold the operations and substantially all the assets related to its Brazilian subsidiary, Donaldson do Brasil, Ltda., (DBL). The sale did not result in any material charge or credit to earnings. DBL's results of operations prior to the divestiture date have been included in the company's consolidated results of operations.

NOTE C: SHORT-TERM DEBT

The company has a five-year $100 million multi-currency credit facility. The interest rate for borrowings is based on certain of the company's adjusted leverage and debt to capitalization ratios at various points in time. Facility fees and other fees on the entire loan commitment are payable for the duration of this facility. There were no amounts outstanding under lines of credit at July 31, 1996 and 1995.

     Overseas subsidiaries may borrow under various uncommitted facilities. As of July 31, 1996 and 1995, borrowings under these facilities were $8,916,000 and $17,802,000, respectively. The weighted average interest rate on short-term debt outstanding at July 31, 1996 and 1995 was 5.6 percent and 7.1 percent, respectively.

NOTE D: LONG-TERM DEBT

Long-term debt consists of the following:

(THOUSANDS OF DOLLARS)                         1996             1995
---------------------------------------------------------------------
U.S.
ESOP promissory note due
  in increasing annual installments
  through 1997. Interest rate is
  either 82 percent of prime or 91
  percent of the adjusted CD rate..          $ 2,730          $ 5,250

6 3/8 perrcent mortgage due 1997 ..            1,000            1,000
7 percent note due in 2008 ........              500              500

Overseas
  Variable rate note due in 1999.
  Interest rate is Italian LIBOR
  plus .25 percent ................            3,805               --
Other subsidiaries ................              898              836
                                             -------          -------
                      Total Notes              8,933            7,586
Capitalized leases ................            5,337            5,579
                                             -------          -------
                            Total             14,270           13,165
Less current maturities ...........            4,229            2,998
                                             -------          -------
             Total Long-Term Debt            $10,041          $10,167
                                             =======          =======


     Annual maturities of long-term debt and capitalized leases for the next five years are $4,229,000 in 1997, $839,000 in 1998, $4,523,000 in 1999,
$699,000 in 2000 and $383,000 in 2001.

     Total interest paid relating to all debt was $2,764,000, $2,809,000 and $2,906,000 in 1996, 1995 and 1994, respectively.

     Certain note agreements contain debt covenants related to working capital levels and limitations on indebtedness. Further, the company is restricted from paying dividends or repurchasing Common Stock if its tangible net worth (as defined) does not exceed certain minimum levels. At July 31, 1996, under the most restrictive agreement, tangible net worth exceeded the minimum by $71,964,000.

NOTE E: CAPITALIZED LEASES

     The company leases several production facilities under long-term leases and has the option to purchase the facilities for a nominal cost at the termination of the lease.

     Included in property, plant and equipment are the following assets held under capital leases:


(THOUSANDS OF DOLLARS)                        1996            1995
------------------------------------------------------------------
Land .............................          $  121          $  121
Buildings ........................           5,894           5,894
Machinery and equipment ..........             608             550
                                            ------          ------
                          Subtotal           6,623           6,565
Less accumulated amortization ....           2,429           2,568
                                            ------          ------
                             Total          $4,194          $3,997
                                            ======          ======


     Future minimum lease payments for assets under capital leases at July 31, 1996 are as follows:

(THOUSANDS OF DOLLARS)
------------------------------------------------------------------
1997 .............................                       $     849
1998 .............................                             849
1999 .............................                             849
2000 .............................                             760
2001 .............................                             513
Thereafter .......................                           3,602
                                                          --------
Total minimum lease payments .....                           7,422
Less amount representing interest                            2,085
                                                          --------
Present value of net minimum
  lease payments .................                           5,337
Less current maturities ..........                             433
                                                          --------
              Long-Term Obligation                       $   4,904
                                                         =========

NOTE F: EMPLOYEE BENEFIT PLANS

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

     Cost for the company's pension plans includes the following components:

(THOUSANDS OF DOLLARS)               1996             1995             1994
----------------------------------------------------------------------------
Service cost .............        $  5,224         $  5,024         $  4,187
Interest cost on projected
   benefit obligation ....           7,029            6,167            5,504
Actual return on
   plan assets ...........          (4,391)         (12,238)          (3,608)
Net amortization
   and deferral ..........          (3,221)           5,265           (3,015)
                                  --------         --------         --------
              Net Periodic
           Pension Expense        $  4,641         $  4,218         $  3,068
                                  ========         ========         ========


     The funded status of the company's pension plans as of July 31, 1996, and 1995, is as follows:

(THOUSANDS OF DOLLARS)                             1996               1995
--------------------------------------------------------------------------
Plan assets at fair value ...........          $ 85,172           $ 81,029
Accumulated benefit obligation:
   Vested ...........................           (71,887)           (61,400)
   Nonvested ........................            (3,019)            (2,356)
Provision for future salary increases           (20,250)           (18,197)
                                               --------           ---------
Plan assets less than
   projected benefit obligation .....            (9,984)              (924)
Unrecognized net loss ...............             9,040              3,122
Unrecognized prior service cost .....             4,611              3,126
Unrecognized net transition asset ...            (8,156)            (9,253)
Additional minimum liability ........              (970)            (1,806)
                                               --------           ---------
            Accrued Pension Liability          $ (5,459)          $ (5,735)
                                               ========           ========


     The principal actuarial assumptions for 1996, 1995 and 1994 were:

Discount rate .......................      8.0%
Rate of future compensation
   increases ........................      5.5%
Expected long-term
   rate of return ...................      9.0%


EMPLOYEE STOCK OWNERSHIP PLAN: In 1987, the company established an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. The ESOP borrowed $21,000,000 from the company to purchase 3,600,000 newly issued shares of Common Stock. These shares are held in trust and are issued to employees' accounts in the ESOP as the loan is repaid over 10 years. At July 31, 1996 and 1995, 3,314,364 and 2,928,170 shares have been allocated to employees. The loan obligation of the ESOP is considered unearned employee benefit expense and, as such, is recorded as a reduction of the company's shareholders' equity. The company's contributions to the ESOP, plus dividends paid on unallocated shares held by the ESOP, are used to repay the loan principal and interest. Both the loan obligation and the unearned benefit expense are reduced by the amount of loan principal repayments made by the ESOP. The ESOP contribution expense totaled $2,453,000, $2,130,000 and $2,020,000 in 1996, 1995 and 1994,
respectively.

NOTE G: EMPLOYEE INCENTIVE PLANS

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

     Both plans allow for the granting of performance awards to a limited number of key executives. The awards are payable in Common Stock and are based on a formula which measures performance of the company over a three- year period. Performance award expense totaled $2,135,000, $2,064,000 and $57,000 in 1996, 1995 and 1994, respectively.

     Options under both Plans are granted to key employees at or above 100 percent of the market price at the date of grant. Options are exercisable for up to 10 years from the date of grant.

     The number and option price of options granted under these plans were as follows:

                                       OPTIONS         OPTION PRICE
                                   OUTSTANDING            PER SHARE
-------------------------------------------------------------------
Outstanding at July 31, 1994         1,574,846     $    4.62/$23.56
   Cancelled ...............            (4,875)        10.71/ 18.06
   Exercised ...............          (378,657)         4.62/ 23.50
   Granted .................           307,177         22.38/ 28.00
                                     ---------     ----------------
Outstanding at July 31, 1995         1,498,491          4.62/ 28.00
   Cancelled ...............           (17,000)        14.56/ 22.37
   Exercised ...............           (95,899)         4.62/ 22.37
   Granted .................           185,291         24.00/ 28.00
                                     ---------     ----------------
Outstanding at July 31, 1996         1,570,883     $    4.62/$28.00
                                     =========     ================


     At July 31, 1996 and 1995 there were 1,385,932 and 1,400,428 options exercisable, respectively. Shares reserved at July 31, 1996 for outstanding options and future grants were 2,908,433.

NOTE H: INCOME TAXES

     Effective August 1, 1993, the company changed its method of accounting for income taxes to comply with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109). The statement requires a liability approach for computing income taxes. As permitted under the statement, prior years' financial statements have not been restated. The cumulative effect of adopting FAS 109 was to increase 1994 net earnings by $2,206,000 ($.08 per share).

     The components of earnings before income taxes are as follows:

(THOUSANDS OF DOLLARS)           1996           1995           1994
-------------------------------------------------------------------
United States ........        $47,589        $42,355        $37,781
Overseas .............         23,531         20,817         12,412
                              -------        -------        -------
                 Total        $71,120        $63,172        $50,193
                              =======        =======        =======


     The components of the provision for income taxes are as follows:

(THOUSANDS OF DOLLARS)          1996           1995           1994
------------------------------------------------------------------
Current:
   Federal ...........      $ 21,796       $ 12,425       $ 12,897
   State .............         2,047          1,810          1,536
   Overseas ..........         9,524         10,554          6,655
                            --------       --------       --------
         Total Current        33,367         24,789         21,088
                            --------       --------       --------
Deferred:
   Federal ...........        (5,424)           716         (2,353)
   State .............          (470)            49           (202)
   Overseas ..........           211           (918)          (289)
                            --------       --------       --------
        Total Deferred        (5,683)          (153)        (2,844)
                            --------       --------       --------
    Total Income Taxes      $ 27,684       $ 24,636       $ 18,244
                            ========       ========       ========


     Significant components of deferred tax assets and liabilities are as follows:

(THOUSANDS OF DOLLARS)                  1996           1995           1994
--------------------------------------------------------------------------
Deferred Tax Assets:
   Compensation and
     retirement plans ........      $ 10,587       $  8,514       $  5,417
   Accrued expenses ..........         7,155          4,572          5,372
   Brazilian asset write-down            571          1,040          1,216
   NOL carryforwards .........         1,553          1,263            273
   Inventories ...............         1,861          1,260            318
   Investment in joint venture           957          1,606          2,382
   Other .....................         4,689          3,210          2,749
                                    --------       --------       --------
                Gross Deferred
                    Tax Assets        27,373         21,465         17,727
   Valuation Reserve .........        (1,615)        (1,426)            --
                                    --------       --------       --------
   Net Deferred Tax Assets ...        25,758         20,039         17,727

Deferred Tax Liabilities:
   Depreciation and
      amortization ...........        (5,397)        (1,844)        (4,895)
   Cumulative translation
      adjustment .............        (3,264)        (7,980)        (4,440)
   Other .....................        (1,445)        (2,192)        (2,262)
                                    --------       --------       --------
                Gross Deferred
               Tax Liabilities       (10,106)       (12,016)       (11,597)
                                    --------       --------       --------
            Net Deferred Taxes      $ 15,652       $  8,023       $  6,130
                                    ========       ========       ========


     A reconciliation of the statutory U.S. federal income tax rate to the effective income tax rate is as follows:

(THOUSANDS OF DOLLARS)           1996           1995           1994
--------------------------------------------------------------------
Statutory U.S.
   federal rate .....            35.0%          35.0%          35.0%
State income taxes ..             1.5            1.9            2.0
Overseas taxes at
   higher rates .....             2.1            1.9            0.3
Other ...............             0.3            0.2           (1.0)
                                 ----           ----           ----
     Effective Income
             Tax Rate            38.9%          39.0%          36.3%
                                 ====           ====           ====


     At July 31, 1996, certain overseas subsidiaries had available net operating loss carryforwards of approximately $4,569,000 to offset future taxable income. The majority of such carryforwards expire after 2001. Unremitted earnings of overseas subsidiaries amounted to approximately $75,318,000 at July 31, 1996. Those earnings are intended to be indefinitely reinvested and, accordingly, no income taxes have been provided. If a portion were to be remitted, income tax credits would substantially offset any resulting tax liability. It is not practicable to estimate the amount of unrecognized taxes on these undistributed earnings due to the complexity of the computation.

     The company made cash payments for income taxes of $20,516,000, $21,824,000, and $20,557,000 in 1996, 1995 and 1994, respectively.

NOTE I: SHAREHOLDERS' EQUITY

     On January 12, 1996, the Board of Directors of the company approved the extension of the benefits afforded by the company's existing rights plan by adopting a new shareholder rights plan. The new plan, like the existing plan, is intended to promote continuity and stability, deter coercive or partial offers which will not provide fair value to all shareholders and enhance the Board's ability to represent all shareholders and thereby maximize shareholder value.

     Pursuant to the new Rights Agreement, dated as of January 12, 1996, by and between the company and Norwest Bank Minnesota, National Association, as Rights Agent, one Right was issued on March 4, 1996 for each outstanding share of Common Stock, par value $5.00 per share, of the company upon the expiration of the company's existing rights. Each of the new Rights will entitle the registered holder to purchase from the company one one-thousandth of a share of Series A Junior Participating Preferred Stock, without par value, at a price of $130.00 per one one-thousandth of a share. The Rights, however, will not become exercisable unless and until, among other things, any person acquires 15 percent or more of the outstanding Common Stock of the company. If a person acquires 15 percent or more of the outstanding Common Stock of the company (subject to certain conditions and exceptions more fully described in the Rights Agreement), each Right will entitle the holder (other than the person who acquired 15 percent or more of the outstanding Common Stock) to purchase Common Stock of the company having a market value equal to twice the exercise price of a Right. The new Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on March 3, 2006.


NOTE J: SEGMENT INFORMATION

     The company has one business segment which consists of the design, manufacture and sale of filtration products. The company's key markets for filters are heavy-duty truck and equipment, light-duty truck, in-plant air cleaning systems, industrial gas turbines and computer disk drives.

     The table below sets forth information about operations in different geographic areas:


                                                  UNITED                                  OTHER
(THOUSANDS OF DOLLARS)                            STATES       EUROPE        JAPAN    COUNTRIES   ELIMINATIONS  CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------------
1996
Sales to customers ........................     $474,831     $129,765     $ 80,734     $ 73,316      $   --         $758,646
Sales between geographic areas ............       36,566        1,137        1,910        2,184       (41,797)         --
                                                --------     --------     --------     --------      --------       --------
                                  Net Sales     $511,397     $130,902     $ 82,644     $ 75,500      $(41,797)      $758,646
                                                --------     --------     --------     --------      --------       --------
                           Operating Income     $ 35,535     $ 17,713     $ 10,955     $ 11,639      $   (200)      $ 75,642
                                                ========     ========     ========     ========      ========       ========
Identifiable Assets:
Accounts receivable, net ..................     $ 58,591     $ 37,403     $ 24,515     $ 16,598      $     38       $137,145
Other .....................................      143,975       59,616       24,169       25,875       (29,216)       224,419
                                                --------     --------     --------     --------      --------       --------
Total identifiable assets .................     $202,566     $ 97,019     $ 48,684     $ 42,473      $(29,178)      $361,564
General corporate assets ..................                                                                           41,286
                                                --------     --------     --------     --------      --------       --------
                               Total Assets                                                                         $402,850
                                                ========     ========     ========     ========      ========       ========
1995
Sales to customers ........................     $437,463     $114,731     $ 91,248     $ 60,517      $   --         $703,959
Sales between geographic areas ............       28,416        1,163        2,254        2,424       (34,257)         --
                                                --------     --------     --------     --------      --------       --------
                                  Net Sales     $465,879     $115,894     $ 93,502     $ 62,941      $(34,257)      $703,959
                                                ========     ========     ========     ========      ========       ========
                           Operating Income     $ 29,968     $ 15,384     $ 10,741     $ 10,148      $   (710)      $ 65,531
                                                ========     ========     ========     ========      ========       ========
Identifiable Assets:
Accounts receivable, net ..................     $ 58,146     $ 31,705     $ 33,740     $ 13,548      $     16       $137,155
Other .....................................      117,249       61,753       35,324       28,511       (29,650)       213,187
                                                --------     --------     --------     --------      --------       --------
Total identifiable assets .................     $175,395     $ 93,458     $ 69,064     $ 42,059      $(29,634)      $350,342
General corporate assets ..................                                                                           30,700
                                                --------     --------     --------     --------      --------       --------
                               Total Assets                                                                         $381,042
                                                ========     ========     ========     ========      ========       ========
1994
Sales to customers ........................     $391,234     $ 87,945     $ 70,981     $ 43,343      $   --         $593,503
Sales between geographic areas ............       21,839          496        1,911        1,502       (25,748)          --
                                                --------     --------     --------     --------      --------       --------
                                  Net Sales     $413,073     $ 88,441     $ 72,892     $ 44,845      $(25,748)      $593,503
                                                ========     ========     ========     ========      ========       ========
                           Operating Income     $ 26,112     $ 11,510     $  8,175     $  6,446      $   (164)      $ 52,079
                                                ========     ========     ========     ========      ========       ========
Identifiable Assets:
Accounts receivable, net ..................     $ 60,179     $ 26,408     $ 27,768     $  7,462      $    350       $122,167
Other .....................................       88,858       63,216       29,173       17,978       (16,729)       182,496
                                                --------     --------     --------     --------      --------       --------
Total identifiable assets .................     $149,037     $ 89,624     $ 56,941     $ 25,440      $(16,379)      $304,663
General corporate assets ..................                                                                          32,697
                                                --------     --------     --------     --------      --------       --------
                               Total Assets                                                                         $337,360
                                                ========     ========     ========     ========      ========       ========


     Sales between geographic areas are made at cost plus a proportionate share of operating profit. General corporate assets include corporate cash and cash equivalents and buildings and equipment used for corporate purposes. Sales to one customer amounted to $88,691,000, $88,199,000 and $69,107,00 in 1996, 1995
and 1994, respectively.


ELEVEN-YEAR COMPARISON OF RESULTS
Donaldson Company, Inc. and Subsidiaries


(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)              1996             1995             1994              1993
----------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                               $  758,646       $  703,959        $ 593,503        $  533,327
Gross margin                                            $  222,874          197,979          166,599           152,236
Gross margin percentage                                      29.4%            28.1%            28.1%             28.5%
Operating income                                        $   75,642           65,531           52,079            45,246
Operating income percentage                                  10.0%             9.3%             8.8%              8.5%
Interest expense                                        $    2,905            3,089            3,362             2,723
Earnings before income taxes                            $   71,120           63,172           50,193            44,682
Income taxes                                            $   27,684           24,636           18,244            16,468
Effective income tax rate                                    38.9%            39.0%            36.3%             36.9%
Net earnings                                            $   43,436           38,536           31,949(1)         28,214
Return on sales                                               5.7%             5.5%             5.4%              5.3%
Return on average shareholders' equity                       19.3%            18.8%            17.6%             16.9%
Return on investment                                         18.5%            17.6%            16.0%             15.0%
----------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Total assets                                            $  402,850          381,042          337,360           300,217
Current assets                                          $  250,751          247,904          220,308           196,014
Current liabilities                                     $  138,578          123,747          115,757            93,666
Working capital                                         $  112,173          124,157          104,551           102,348
Current ratio                                                  1.8              2.0              1.9               2.1
Current debt                                            $   13,145           20,800           16,956             7,595
Long-term debt                                          $   10,041           10,167           16,028            18,920
Total debt                                              $   23,186           30,967           32,984            26,515
Shareholders' equity                                    $  228,880          221,173          189,697           174,008
Long-term capitalization ratio                                4.2%             4.4%             7.8%              9.8%
Property, plant and equipment, net                      $  124,913          110,640           99,559            90,515
Net expenditures on
     property, plant and equipment                      $   39,297           25,334           24,642            15,005
Depreciation and amortization                           $   21,674           20,529           16,365            14,752
----------------------------------------------------------------------------------------------------------------------

SHAREHOLDER INFORMATION
Net earnings per share                                  $     1.67             1.45             1.17(1)           1.01
Dividends per share                                     $      .30              .28              .25               .20
Shareholders' equity per share                          $     9.04             8.45             7.16              6.38
Shares outstanding (000s)                                   25,325           26,185           26,510            27,282
Common stock price range, per share
     High                                               $       28               28           26 1/8            20 1/8
     Low                                                $   23 7/8           20 7/8           18 1/4                14
----------------------------------------------------------------------------------------------------------------------


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


                        [WIDE TABLE CONTINUED FROM ABOVE]

                                                             1992             1991             1990              1989
---------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                              $  482,104       $  457,692        $ 422,885        $  397,535
Gross margin                                              133,574          129,858          121,454           105,275
Gross margin percentage                                     27.7%            28.4%            28.7%             26.5%
Operating income                                           41,249           41,304           44,354            37,851
Operating income percentage                                  8.6%             9.0%            10.5%              9.5%
Interest expense                                            2,681            3,526            3,731             3,555
Earnings before income taxes                               41,721           39,385           34,875            27,664
Income taxes                                               15,952           15,337           13,849            12,230
Effective income tax rate                                   38.2%            38.9%            39.7%             44.2%
Net earnings                                               25,769           24,048           21,026            15,434
Return on sales                                              5.3%             5.3%             5.0%              3.9%
Return on average shareholders' equity                      17.2%            18.0%            17.8%             15.1%
Return on investment                                        14.8%            14.9%            14.2%             11.5%
---------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Total assets                                              286,348          253,194          245,947           204,813
Current assets                                            187,360          169,398          168,522           130,848
Current liabilities                                        89,956           77,537           79,917            58,009
Working capital                                            97,404           91,861           88,605            72,839
Current ratio                                                 2.1              2.2              2.1               2.3
Current debt                                               11,425            6,380           11,384             8,602
Long-term debt                                             23,482           25,673           28,320            30,750
Total debt                                                 34,907           32,053           39,704            39,352
Shareholders' equity                                      160,303          138,947          128,787           107,516
Long-term capitalization ratio                              12.8%            15.6%            18.0%             22.2%
Property, plant and equipment, net                         84,899           72,863           68,290            61,914
Net expenditures on
     property, plant and equipment                         15,538           16,208           16,055            11,567
Depreciation and amortization                              14,047           12,187           10,857            10,583
---------------------------------------------------------------------------------------------------------------------

SHAREHOLDER INFORMATION
Net earnings per share                                        .92              .84              .73               .54
Dividends per share                                           .19              .14              .13               .12
Shareholders' equity per share                               5.81             5.01             4.46              3.75
Shares outstanding (000s)                                  27,569           27,739           28,864            28,693
Common stock price range, per share
     High                                                  15 7/8           13 3/8           11 5/8             5 7/8
     Low                                                   11 5/8            8 1/8            5 5/8             5 1/2
---------------------------------------------------------------------------------------------------------------------


                        [WIDE TABLE CONTINUED FROM ABOVE]

                                                             1988             1987              1986
----------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                              $  362,862        $ 294,993        $  266,668
Gross margin                                              104,828           83,336            83,736
Gross margin percentage                                     28.9%            28.3%             31.4%
Operating income                                           36,047           24,648            30,324
Operating income percentage                                  9.9%             8.4%             11.4%
Interest expense                                            3,229            2,359             2,162
Earnings before income taxes                               29,868           21,748            30,850
Income taxes                                               13,630           10,782            15,214
Effective income tax rate                                   45.6%            49.6%             49.3%
Net earnings                                               16,238(1)        10,966(1)         15,636
Return on sales                                              4.5%             3.7%              5.9%
Return on average shareholders' equity                      15.6%             9.8%             14.9%
Return on investment                                        11.7%             7.9%             12.8%
----------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Total assets                                              193,548          200,827           191,348
Current assets                                            122,602          128,370           125,635
Current liabilities                                        52,126           44,609            50,515
Working capital                                            70,476           83,761            75,120
Current ratio                                                 2.4              2.9               2.5
Current debt                                                3,875            4,302             4,634
Long-term debt                                             33,784           35,353            16,674
Total debt                                                 37,659           39,655            21,308
Shareholders' equity                                       97,254          110,517           113,588
Long-term capitalization ratio                              25.8%            24.2%             12.8%
Property, plant and equipment, net                         62,160           62,575            54,431
Net expenditures on
     property, plant and equipment                          9,954           15,460             7,343
Depreciation and amortization                              10,351            8,857             7,377
----------------------------------------------------------------------------------------------------

SHAREHOLDER INFORMATION
Net earnings per share                                        .55(1)           .36(1)            .50
Dividends per share                                           .11              .11               .11
Shareholders' equity per share                               3.40             3.34              3.58
Shares outstanding (000s)                                  28,597           33,131            31,730
Common stock price range, per share
     High                                                   8 5/8            6 3/4             6 5/8
     Low                                                    3 5/8            5 3/8             3
----------------------------------------------------------------------------------------------------


SHAREHOLDER INFORMATION
Donaldson Company, Inc. and Subsidiaries

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(THOUSANDS OF DOLLARS,                        NET             GROSS              NET          EARNINGS        DIVIDENDS
 EXCEPT PER SHARE AMOUNTS)                  SALES            MARGIN         EARNINGS         PER SHARE        PER SHARE
-----------------------------------------------------------------------------------------------------------------------
1996
First Quarter                          $  188,867        $   53,899       $   10,131        $      .39       $      .07
Second Quarter                            182,165            52,439            9,247               .35              .07
Third Quarter                             185,225            55,372           12,625               .49              .08
Fourth Quarter                            202,389            61,164           11,433               .44              .08

1995
First Quarter                          $  164,175        $   45,333       $    9,505        $      .35       $      .07
Second Quarter                            168,861            47,383            7,685               .29              .07
Third Quarter                             186,764            53,706           11,456               .43              .07
Fourth Quarter                            184,159            51,557            9,890               .38              .07



NYSE LISTING: The common shares of Donaldson Company, Inc. are traded on the New York Stock Exchange, under the symbol DCI.


SHAREHOLDER INFORMATION: For any concerns relating to your current or prospective shareholdings, please contact Shareholder Services at (800)468-9716 or (612)450-4064.


DIVIDEND REINVESTMENT PLAN: As of July 31, 1996, more than 700 of Donaldson Company's approximately 1,500 shareholders of record were participating in the Dividend Reinvestment Plan. Under the plan, shareholders can invest Donaldson Company dividends in additional shares of company stock. They may also make periodic voluntary cash investments for the purchase of company stock.

     Both alternatives are provided without service charges or brokerage commissions. Shareholders may obtain a brochure giving further details by writing Shareholder Services, Donaldson Company, Inc. M.S. 101, P.O. Box 1299, Minneapolis, Minnesota 55440


CORPORATE INFORMATION

ANNUAL MEETING: The annual meeting of shareholders will be held at 10 a.m. on Friday, November 15, 1996, in the first floor auditorium of the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, Minnesota. You are urged to attend.


10-K REPORTS: Copies of the Report 10-K, filed with the Securities and Exchange Commission, are available on request from Shareholder Services, Donaldson Company, Inc., M.S. 101, P.O. Box 1299, Minneapolis, Minnesota 55440


AUDITORS: Ernst & Young LLP, Minneapolis, Minnesota


GENERAL COUNSEL: Dorsey & Whitney LLP, Minneapolis, Minnesota


PATENT COUNSEL: Merchant, Gould, Smith, Edell, Welter & Schmidt, Minneapolis, Minnesota


PUBLIC RELATIONS COUNSEL: Padilla Speer Beardsley Inc., Minneapolis, Minnesota


TRANSFER AGENT AND REGISTRAR: Norwest Bank Minnesota, N.A., South St. Paul, Minnesota


SIX YEAR QUARTERLY
HIGH-LOW STOCK PRICES


[GRAPH]

