Form 10-K, Exhibit 13
period 1997-07-31
DONALDSON CO INC
filed 1997-10-29
CIK 29644

FINANCIAL TABLE OF CONTENTS
DONALDSON COMPANY, INC. AND SUBSIDIARIES



MANAGEMENT'S DISCUSSION
   AND ANALYSIS.................................... 17

CONSOLIDATED STATEMENTS OF EARNINGS................ 21

CONSOLIDATED BALANCE SHEETS........................ 22

CONSOLIDATED STATEMENTS
   OF CASH FLOWS................................... 23

CONSOLIDATED STATEMENTS OF CHANGES IN
   SHAREHOLDERS' EQUITY............................ 24

NOTES TO CONSOLIDATED FINANCIAL
   STATEMENTS...................................... 25

REPORT OF INDEPENDENT AUDITORS..................... 32

MANAGEMENT'S DISCUSSION AND ANALYSIS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

The following discussion of the company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this Report.

FISCAL 1997 COMPARED TO FISCAL 1996
The company reported record sales in 1997 of $833.3 million, up 9.8 percent from prior-year sales of $758.6 million. Strong business conditions were evident across all businesses. Sales for the core Engine Products businesses - first-fit and replacement parts - were up 10.2 percent over last year. Industrial Products businesses, including the Torit Products and Gas Turbine businesses, were up 9.1 percent from last year.

     Domestic Engine Products sales were up 11.6 percent, primarily from increased shipments to original equipment manufacturers (OEMs) and overall good economic conditions in the United States. Weakness in the heavy-duty transportation market was more than offset by business growth in the automotive and defense markets. In addition, domestic aftermarket sales increased 11.0 percent year over year. Domestic Industrial Products sales increased 7.1 percent, led by strong sales in the Torit Products (dust collection) market offset by lower sales in High Purity Products and Gas Turbine Products.

     Overseas sales increased almost 7 percent - 15 percent in local currencies -- primarily due to increased net sales in Europe, Japan and Hong Kong. Overseas Engine Products sales were up 7.7 percent compared to the prior year as shipments increased in Europe. Overseas Industrial Products sales increased approximately 12.9 percent due primarily to increased sales of High Purity Products and Gas Turbine systems in Hong Kong.

     The company reported record earnings for 1997 of $50.6 million compared to $43.4 million in 1996, an increase of 16.5 percent. Earnings per share were $1.98, up 18.6 percent from the prior year. Increased sales levels and improvements in the gross margin and a reduction in the effective income tax rate were the primary reasons for the higher earnings. Overseas operating income totaled approximately 55 percent of consolidated operating income.

     Gross margin for 1997 increased to 30.0 percent compared to 29.4 percent in the prior year. Increased manufacturing efficiencies gained by higher operating levels, product mix and lower raw material prices in 1997 contributed to this improvement. Margins improved for Industrial Products and remained flat for Engine Products.

     Operating expenses as a percentage of sales for 1997 and 1996 were 20.1 percent and 19.4 percent, respectively. Operating expenses in 1997 totaled $167.6 million compared to $147.2 million in 1996, which reflects an increase of $20.3 million, or 13.8 percent. Selling expenses in 1997 increased $6.2 million primarily due to the higher sales levels while general and administrative expenses increased $12.7 million due to higher pension expenses, the write-down of purchased intangibles of $5.0 million from a previous business acquisition, increased warranty accruals on product lines and other accruals.

     Interest expense declined $0.5 million, or 18.8 percent, primarily due to the decline in total debt. Other expense totaled $1.3 million in 1997 compared to $1.6 million in the prior year. The $0.3 million change is due to a $0.6 million decrease in foreign exchange loss, a $0.4 million decline in interest income, an increase in charitable contributions of $1.2 million, an increase in earnings from joint ventures, including AFSI, a joint venture with Caterpillar, Inc., of $.06 million and a decrease in other miscellaneous items of $0.1 million.

     The effective income tax rate of 36 percent in 1997 was lower compared to
38.9 percent in 1996 due to lower overseas tax rates.

     Hard order backlogs, goods scheduled for delivery in 90 days, were $164.2 million and $121.9 million at July 31, 1997 and 1996, respectively. Worldwide Engine Products backlog increased $24.5 million and Worldwide Industrial Products backlog increased $17.9 million from 1996. Total backlogs of $257.1 million were up 26.4 percent from the prior year-end, primarily due to higher overall orders and strong business conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

     During 1997, the company completed the acquisition of two overseas operations in our Engine Products businesses. In South Africa, the company purchased the exhaust products manufacturing assets of the Kilber Division of N.E.I., which will allow the company to expand its exhaust products into that market. In Mexico, the company purchased all of the outstanding shares of Diemo, S.A. de D.V., a supplier of liquid filter components, in what was primarily a vertical integration. The company also completed the acquisition of the assets of the Armada Tube Group, including Armada Products Co., located in Armada, Michigan, and Lakeside Tube Fabricators, Inc., located in Mooresville, North Carolina. The Armada businesses generated annual sales of more than $15 million in manufacturing and delivering bent and fabricated tubular assemblies for exhaust and other engine related products. In addition, the company completed the acquisition of the assets of Aercology Incorporated, located in Old Saybrook, Connecticut. The Aercology business generated annual sales of more than $10 million in the manufacturing of smaller sized industrial air filtration products. All of the above acquisitions were treated as purchases. The results of operations of these businesses were not material in relation to the company's consolidated results of operations for 1997. See Note B in the footnotes to the Consolidated Financial Statements.

FISCAL 1996 COMPARED TO FISCAL 1995
Record 1996 net sales of $758.6 million were up 8 percent from prior-year sales of $704.0 million. For the year, Engine Products sales were up 7 percent and Industrial Products sales were up 9 percent.

     Domestic Engine Products sales were up 12 percent, primarily from increased shipments to original equipment manufacturers (OEMs). Weakness in the heavy-duty transportation market was more than offset by new business in the automotive and defense markets. In addition, domestic aftermarket sales increased 7 percent year over year. Industrial Products sales increased 2 percent led by strong sales in the Torit Products (dust collection) market offset by lower sales in High Purity Products.

     Overseas sales increased almost 7 percent - 9 percent in local currencies, primarily due to increased net sales in Europe and Hong Kong. Net sales in Japan decreased 12 percent year over year. Overseas Industrial Products sales increased 20 percent, primarily due to higher shipments of Torit Products and Gas Turbine systems in Europe and increased sales of High Purity Products and Gas Turbine systems in Hong Kong. High Purity Product sales in Hong Kong benefited from the company's decision to consolidate all disk drive filter production in Hong Kong in early 1996; clean room operations in the U.S. and England were discontinued as part of this change. Overseas Engine Products sales were flat compared to the prior year as increased shipments to European OEMs were offset by lower OEM sales in Japan.

     Record net earnings for 1996 of $43.4 million were up 13 percent from $38.5 million in the prior year. Increased net sales and improvements in the gross margin were the primary reasons for the higher earnings. Overseas operating income totaled approximately 53 percent of consolidated operating income compared to 54 percent in 1995.

     Gross margin for 1996 increased to 29.4 percent compared to 28.1 percent in the prior year. Increased manufacturing efficiencies gained by higher operating levels and lower raw material prices in 1996, were slightly offset by higher obsolete inventory expense and a $2.0 million impaired asset write-down. Margins improved in Japan's transportation and Industrial Products markets, Europe's High Purity Products and Torit Products markets. In addition, margin improvements were noted in all domestic markets. Offsetting these gains were margin declines in Hong Kong's Industrial Products markets as well as Europe's OEM and Gas Turbine systems markets.

     Operating expenses as a percentage of sales for 1996 and 1995 were 19.4 percent and 18.8 percent, respectively. Operating expenses in 1996 totaled $147.2 million compared to $132.4 million in 1995, which reflects an increase of $14.8 million, or 11 percent. Selling expenses in 1996 increased $6.1 million primarily due to the higher sales levels, while general and administrative expenses increased $7.2 million due to higher medical expenses and increased warranty accruals on new and existing product lines.

     Interest expense declined $0.2 million, or 6 percent, primarily due to the decline in total debt. Other expense totaled $1.6 million in 1996 compared to other income of $0.7 million in the prior year. The $2.3 million change is primarily due to a $1.1 million increase in foreign exchange loss, a $0.2 million decline in interest income, a $0.7 million increase in charitable contributions, and a $0.3 million charge related to the sale of our Brazil operation. Favorable earnings at AFSI, a joint venture with Caterpillar, Inc., offset $0.6 million of the unfavorable other expense variance.

MANAGEMENT'S DISCUSSION AND ANALYSIS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

     The effective income tax rate of 38.9 percent in 1996 was flat compared to
39.0 percent in 1995. For both years, the company's effective rate is higher than the statutory federal rate due to higher effective overseas, state and local taxes.

     During the fourth quarter of 1996, the company sold the operations and substantially all of the assets related to its Brazilian subsidiary. The sale did not result in any material charge or credit to earnings. Net sales for this operation total $3.0 million in 1996 compared to $6.3 million 1995. Operating losses for 1996 and 1995 were $1.5 million and $0.3 million, respectively.

     Hard order backlogs, goods scheduled for delivery in 90 days, were $121.9 million and $134.1 million at July 31, 1996 and 1995, respectively. A $2.2 million increase in worldwide Engine Products backlog was offset by a $13.5 million decline in worldwide Gas Turbine systems backlog. Backlogs, orders and shipments in the Gas Turbine business segment typically fluctuate widely from period to period; the most recent decline in backlogs is consistent with historical observation and does not indicate any fundamental change in the current market conditions. Total backlogs of $203.3 million were down 5 percent from the prior year-end primarily due to lower Gas Turbine systems orders.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION
At July 31, 1997, the company's capital structure was comprised of $42.7 million of current debt, $4.2 million of long-term debt and $243.9 million of shareholders' equity. The ratio of long-term debt to total long-term capital was
1.7 percent, compared with 4.2 percent at July 31, 1996.

     Total debt increased $23.7 million during 1997 to $46.9 million. The increase resulted from the company's use of $25.0 million in short-term debt of which $16.0 million was used for treasury stock repurchases at the end of fiscal 1997.

     In December 1995, the company entered into a five-year multi-currency revolving credit facility totaling $100.0 million with a group of international banks, led by Citibank as the agent. There was $25.0 million outstanding under this facility at July 31, 1997. The company believes that the combination of present capital resources, internally generated funds, and unused financing sources are more than adequate to meet cash requirements for 1998. The company is in the process of amending some of the terms and conditions of the facility. The amendments, if approved by the lending banks, will result in more favorable terms for the company. The amendments are not expected to have a material effect on the financial statements as presented.

     At July 31, 1997, there was an additional $16 million available for use under uncommitted facilities which provide unsecured borrowings for general corporate purposes. There were no amounts outstanding under these facilities at July 31, 1997.

     Shareholders' equity increased $15.0 million in 1997 to $243.9 million. The increase was primarily due to an increase in retained earnings of $50.6 million from current year net earnings, issuance of stock awards of $3.2 million offset by $24.9 million of treasury stock repurchases, a $5.1 million decrease in the cumulative translation adjustment and $8.8 million of dividend payments.

CASH FLOWS
During 1997, $54.6 million of cash was generated from operating activities, compared with $76.9 million in 1996 and $52.9 million in 1995. The decrease in 1997 was largely the result of the write-down of purchased intangibles, a significant increase in accounts receivable and inventory, a significant decrease in trade accounts payable, accruals and income taxes payable, all of which more than offset the results of increased net earnings. Significant uses for cash included $47.3 million for capital expenditures, $23.6 million for business acquisitions, $24.9 million for stock repurchases, $5.3 million for repayment of long-term debt and $8.8 million for dividend payments. Cash and cash equivalents decreased $16.6 million during 1997.

     Capital expenditures for property, plant and equipment totaled $47.3 million in 1997, compared to $39.3 million in 1996 and $25.3 million in 1995. Significant additions in 1997 included a new lube and fuel product line in Stevens Point, Wisconsin, and Mexico and a new plant in Port Huron, Michigan, which was related to the Armada acquisition. In addition, the remaining capital expenditures related to productivity enhancing improvements at various plants in the United States and overseas and continuing upgrades to the U.S. information systems.

MANAGEMENT'S DISCUSSION AND ANALYSIS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

     Capital spending in 1998 is planned to be $43.0 million. Significant planned expenditures include the further upgrade of U.S. information systems and the investment in operations and related projects. It is anticipated that 1998 capital expenditures will be financed primarily from funds from operations.

DIVIDENDS
The company's dividend policy is to maintain a payout ratio which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The company's dividend payout ratio target is 20 percent to 25 percent of the average earnings per share of the last three years. The current quarterly dividend of 9 cents per share equates to 21.1 percent of the 1995 through 1997 average net earnings per share.

SHARE REPURCHASE PLAN
In January 1996 the Board of Directors authorized the company to repurchase 2.0 million shares of common stock. At July 31, 1997, the company had approximately 906,000 remaining shares under the repurchase authorizations. Management and the Board of Directors believe the share repurchase program is an excellent means of returning value to the shareholders.

     In 1997, the company repurchased 0.7 million shares of common stock on the open market for $24.9 million, at an average price of $34.50 per share. The company repurchased 0.9 million shares for $23.1 million in 1996 and 0.6 million shares for $14.7 million in 1995.

NEW ACCOUNTING STANDARDS
In October 1995, the Financial Accounting Standards Board issued Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation." FAS 123 encourages companies to adopt a fair value-based method of accounting for employee stock options, but allows companies to continue to measure compensation cost for such plans as it is measured currently. The company continues to use the current method of accounting for stock compensation, but has adopted the disclosure requirements of FAS 123, making pro forma disclosure in the notes to financial statements of net earnings and earnings per share as if the fair value-based method had been applied. FAS 123 has no impact on the company's financial position or results of operations.

     In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." The statement is required to be adopted in 1998. The impact of (SFAS) No. 128 increases basic earnings per share by $.03 in 1997 and $.02 in 1996. It has no impact on diluted earnings per share as reported.

FOREIGN CURRENCY EFFECTS
In 1997, the U.S. dollar was generally stronger relative to the currencies of foreign countries where the company operates. A stronger dollar generally has a negative impact on overseas results because foreign-exchange denominated earnings translate into less U.S. dollars; a weaker dollar generally has a positive translation effect.

     It is not possible to determine the true impact of foreign currency translation changes; however, the direct effect on net sales and net earnings can be estimated. For 1997, the stronger U.S. dollar decreased net sales by $20.2 million and decreased net earnings by $0.8 million. During 1996, the generally stronger U.S. dollar decreased net sales by $7.4 million and decreased net earnings by $0.6 million.

RISK FACTORS
Except for the historical information contained herein, certain of the matters discussed in this annual report are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties, including, but not limited to changing economic and political conditions in the United States and in other countries, changes in governmental spending and budgetary policies, governmental laws and regulations surrounding various matters such as environmental remediation, contract pricing, and international trading restrictions, customer product acceptance, and continued access to capital markets. All forecasts and projections in this report are "forward-looking statements," and are based on management's current expectations of the company's near term results, based on current information available pertaining to the company, including the aforementioned risk factors. Actual results could differ materially both due to the risk factors mentioned here, and to other factors not so referenced.

CONSOLIDATED STATEMENTS OF EARNINGS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

                                                                                           YEAR ENDED JULY 31
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)                                     1997           1996            1995
------------------------------------------------------------------------------------------------------------------------
Net sales ................................................................    $   833,348    $   758,646    $    703,959
Cost of sales ............................................................        583,075        535,772         505,980
                                                                              ------------------------------------------
                                                              Gross Margin        250,273        222,874         197,979

Selling, general and administrative ......................................        150,270        131,326         117,961
Research and development .................................................         17,288         15,906          14,487
Interest expense .........................................................          2,358          2,905           3,089
Other expense (income) ...................................................          1,263          1,617            (730)
                                                                              ------------------------------------------
                                                            Total Expenses        171,179        151,754         134,807
                                                                              ------------------------------------------

                                              Earnings Before Income Taxes         79,094         71,120          63,172

Income taxes .............................................................         28,474         27,684          24,636
                                                                              ------------------------------------------

                                                              Net Earnings    $    50,620    $    43,436    $     38,536
                                                                              ==========================================

Earnings per share .......................................................    $      1.98    $      1.67    $       1.45
                                                                              ==========================================

Weighted average common equivalent shares outstanding ....................     25,608,383     26,013,424      26,666,520
                                                                              ==========================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

                                                                                                JULY 31
(THOUSANDS OF DOLLARS)                                                                       1997          1996
---------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash and cash equivalents .....................................................    $  14,278     $  30,924
     Accounts receivable, net ......................................................      161,440       137,145
     Inventories
          Materials ................................................................       36,178        31,427
          Work in process ..........................................................       11,488        10,184
          Finished products ........................................................       38,253        30,359
                                                                                        -----------------------
                                                                   Total Inventories       85,919        71,970
     Prepaids and other current assets .............................................        7,181        10,712
                                                                                        -----------------------
                                                                Total Current Assets      268,818       250,751
Property, Plant and Equipment, at cost
     Land ..........................................................................        8,356         8,216
     Buildings .....................................................................       98,289        90,136
     Machinery and equipment .......................................................      236,038       202,807
     Construction in progress ......................................................       11,471         6,820
                                                                                        -----------------------
                                                                                          354,154       307,979
     Less accumulated depreciation .................................................     (199,559)     (183,066)
                                                                                        -----------------------
                                                                                          154,595       124,913
Other Assets .......................................................................       30,981        27,186
                                                                                        -----------------------
                                                                               Total    $ 454,394     $ 402,850
                                                                                        =======================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
     Short-term borrowings .........................................................    $  42,027     $   8,916
     Current maturities of long-term debt ..........................................          647         4,229
     Trade accounts payable ........................................................       68,317        62,020
     Accrued employee compensation and related taxes ...............................       28,760        23,524
     Income taxes payable ..........................................................        2,738        12,756
     Warranty and customer support .................................................       16,502         9,760
     Other current liabilities .....................................................       17,306        17,373
                                                                                        -----------------------
                                                           Total Current Liabilities      176,297       138,578
Long-term Debt .....................................................................        4,201        10,041
Deferred Income Taxes ..............................................................        1,442           560
Other Long-term Liabilities ........................................................       28,589        24,791

Shareholders' Equity
     Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued ....            -             -
     Common stock, $5.00 par value, 40,000,000 shares authorized,
          27,063,407 issued in 1997 and 1996 .......................................      135,317       135,317
     Additional paid-in capital ....................................................        6,212         2,994
     Retained earnings .............................................................      167,444       128,795
     Cumulative translation adjustment .............................................          934         6,065
     Treasury stock -- 2,337,379 and 1,738,793 shares in 1997 and 1996, at cost ....      (63,312)      (41,561)
     Receivable from ESOP ..........................................................       (2,730)       (2,730)
                                                                                        -----------------------
                                                          Total Shareholders' Equity      243,865       228,880
                                                                                        -----------------------
                                                                               Total    $ 454,394     $ 402,850
                                                                                        =======================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

                                                                                YEAR ENDED JULY 31
(THOUSANDS OF DOLLARS)                                                     1997         1996         1995
---------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings ......................................................    $ 50,620     $ 43,436     $ 38,536
Adjustments to reconcile net earnings to net cash
   provided by operating activities
     Depreciation and amortization ................................      21,494       21,674       20,529
     Write-down of impaired assets ................................       5,029        2,009        1,427
     Equity in earnings of affiliates .............................      (3,025)      (2,445)      (1,840)
     Deferred income taxes ........................................         950       (5,683)        (153)
     Other ........................................................       6,125        6,177        5,682
     Changes in operating assets and liabilities, net of
       acquired businesses
          Accounts receivable .....................................     (24,949)      (7,150)      (6,159)
          Inventories .............................................     (14,498)      (2,035)      (9,823)
          Prepaids and other current assets .......................       3,574       (4,779)       7,093
          Trade accounts payable and other accrued expenses .......       9,246       25,720       (2,398)
                                                                       ----------------------------------
                          Net Cash Provided by Operating Activities      54,566       76,924       52,894

INVESTING ACTIVITIES
Net expenditures on property and equipment ........................     (47,327)     (39,297)     (25,334)
Acquisitions and investments in affiliates ........................     (23,606)      (2,152)      (3,911)
Dividends from affiliate ..........................................       3,749          616            -
                                                                       ----------------------------------
                              Net Cash Used in Investing Activities     (67,184)     (40,833)     (29,245)

FINANCING ACTIVITIES
Repayment of long-term debt .......................................      (5,280)        (361)      (5,764)
Net change in short-term borrowings ...............................      28,976       (8,360)       1,715
Payment received from ESOP ........................................           -        2,520        2,415
Purchase of treasury stock ........................................     (24,904)     (23,143)     (14,692)
Dividends paid ....................................................      (8,799)      (7,725)      (7,372)
Exercise of stock options .........................................       1,788          129        3,201
                                                                       ----------------------------------
                              Net Cash Used in Financing Activities      (8,219)     (36,940)     (20,497)

Effect of exchange rate changes on cash ...........................       4,191        3,208        2,468
                                                                       ----------------------------------
                   Increase (Decrease) in Cash and Cash Equivalents     (16,646)       2,359        5,620

Cash and cash equivalents, beginning of year ......................      30,924       28,565       22,945
                                                                       ----------------------------------
                             Cash and Cash Equivalents, End of Year    $ 14,278     $ 30,924     $ 28,565
                                                                       ==================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
DONALDSON COMPANY, INC. AND SUBSIDIARIES

                                             ADDITIONAL                CUMULATIVE
(THOUSANDS OF DOLLARS,               COMMON     PAID-IN    RETAINED   TRANSLATION      TREASURY    RECEIVABLE
 EXCEPT PER SHARE AMOUNTS)            STOCK     CAPITAL    EARNINGS   ADJUSTMENTS         STOCK     FROM ESOP        TOTAL
--------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1994            $  135,317   $       -   $  65,654    $    8,244    $  (11,853)   $   (7,665)   $ 189,697

Treasury stock acquired                                                                 (14,692)                   (14,692)
Stock options exercised                            (133)     (3,073)                      6,407                      3,201
Payment received from ESOP                                                                              2,415        2,415
Performance awards                                1,033           1                          35                      1,069
Tax reduction -- employee plans                   1,739                                                              1,739
Net earnings                                                 38,536                                                 38,536
Translation adjustments                                                     6,580                                    6,580
Cash dividends ($.28 per share)                              (7,372)                                                (7,372)
                                 -----------------------------------------------------------------------------------------
BALANCE JULY 31, 1995               135,317       2,639      93,746        14,824       (20,103)       (5,250)     221,173

Treasury stock acquired                                                                 (23,143)                   (23,143)
Stock options exercised                            (140)       (689)                        958                        129
Payment received from ESOP                                                                              2,520        2,520
Performance awards                                  114          27                         727                        868
Tax reduction -- employee plans                     381                                                                381
Net earnings                                                 43,436                                                 43,436
Translation adjustments                                                    (8,759)                                  (8,759)
Cash dividends ($.30 per share)                              (7,725)                                                (7,725)
                                 -----------------------------------------------------------------------------------------
BALANCE JULY 31, 1996               135,317       2,994     128,795         6,065       (41,561)       (2,730)     228,880

Treasury stock acquired                                                                 (24,904)                   (24,904)
Stock options exercised                             174      (3,266)                      2,198                       (894)
Performance awards                                1,426          94                         955                      2,475
Tax reduction -- employee plans                   1,618                                                              1,618
Net earnings                                                 50,620                                                 50,620
Translation adjustments                                                    (5,131)                                (5,131)
Cash dividends ($.35 per share)                              (8,799)                                                (8,799)
                                 -----------------------------------------------------------------------------------------
BALANCE JULY 31, 1997            $  135,317   $   6,212   $ 167,444    $      934    $  (63,312)   $   (2,730)   $ 243,865
                                 =========================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated finan-cial statements include the accounts of Donaldson Company, Inc. and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The accounts of overseas subsidiaries are included for fiscal years ended June 30. Certain amounts in prior periods have been reclassified to conform to the current presentation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION: For substantially all foreign operations, local currencies are considered the functional currency. Assets and liabilities are translated using the year-end rates of exchange. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains or losses, net of applicable deferred taxes, are accumulated in the translation adjustments in shareholders' equity. Foreign currency transaction (losses)/gains of $(.5 million), $(1.1 million) and $47,000, in 1997, 1996 and 1995, respectively, are included in earnings before income taxes.

CASH EQUIVALENTS: The company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

INVENTORIES: Inventories are stated at the lower of cost or market. Domestic inventories are valued using the last-in, first-out (LIFO) method, while the overseas subsidiaries use the first-in, first-out (FIFO) method. Inventories valued at LIFO were 57 percent and 55 percent of total inventories at July 31, 1997 and 1996, respectively.

     The current cost of inventories valued under the LIFO method exceeded their LIFO carrying values by $19.5 million and $19.9 million at July 31, 1997 and 1996, respectively.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation is computed principally by use of declining balance methods on facilities and equipment acquired on or prior to July 31, 1992. The company adopted the straight-line depreciation method for all property acquired after July 31, 1992. Depreciation expense includes the amortization of capital lease assets. Accelerated depreciation methods are generally used for income tax purposes.

     The estimated useful lives of property, plant and equipment are as follows:

     Buildings........................   10 to 40 years
     Machinery and Equipment..........   3 to 10 years

IMPAIRMENT OF LONG-LIVED ASSETS: The company reviews the long-lived assets, including identifiable intangibles and associated goodwill, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired and written down to its fair value if expected associated future cash flows are less than its carrying amount.

INTANGIBLE ASSETS: Intangible assets are recorded at their estimated fair values at date of acquisition and are amortized on a straight-line basis over periods ranging up to 15 years.

     The carrying value of identifiable intangible assets is assessed when factors indicating impairment are present. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows.

     During 1997, the company reassessed the carrying value of certain amounts of purchased intangibles related to a previous business acquisition. As a result, a total non-cash charge of $5.0 million was recorded and is included in selling, general and administrative expenses on the statement of earnings in 1997.

INCOME TAXES: Deferred tax assets and liabilities are recognized for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

EARNINGS PER SHARE: Earnings per common share is based on the weighted average number of common shares and share equivalents outstanding during the year.

TREASURY STOCK: Repurchased Common Stock is stated at cost and is presented as a separate reduction of shareholders' equity.

RESEARCH AND DEVELOPMENT: All expenditures for research and development are charged against earnings in the year incurred.

STOCK-BASED COMPENSATION: Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for performance equity units is recorded based on the quoted market price of the company's stock at the end of the period.

REVENUE RECOGNITION: Sales are recorded when product is shipped and invoiced or performance of services is complete.

NEW ACCOUNTING STANDARDS: In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." This new standard requires dual presentation of basic and diluted earnings per share (EPS) on the statement of earnings for all entities with complex capital structures. Adoption of SFAS No. 128 is required in the second quarter of 1998 and requires a restatement of prior period earnings per share. Early adoption is not permitted. The impact of SFAS No. 128 increases basic earnings per share by $.03 in 1997 and $.02 in 1996. There will be no impact on diluted earnings per share as reported.

DERIVATIVES AND MARKET RISK: The Securities and Exchange Commission has adopted rules requiring expanded disclosure of risks and policies concerning derivatives and market risk. The company utilizes derivative financial instruments to manage its exposure to foreign currency volatility at the transactional level. The majority of these contracts relate to European country currencies. The market risk exposure is essentially limited to currency rate movements. The gains or losses arising from these financial instruments are applied to offset exchange gains or losses on related hedged exposures. Realized gains or losses in 1997 and 1996 were not material to the company's results of operations and total outstanding contracts at July 31, 1997 and 1996 were insignificant.

NOTE B: ACQUISITIONS AND DIVESTITURE

ACQUISITIONS
All acquisitions were accounted for as purchases. The purchase prices assigned to the net assets acquired were based on the fair value of such assets and liabilities at the respective acquisition dates. The operating results of these acquired companies have been included in the consolidated statement of earnings from the dates of acquisition. Consolidated pro forma earnings and earnings per share would not be materially different from the reported amounts for all years presented.

     During 1997, the company acquired the remaining 50.1 percent of its Australian Torit Products distributor; acquired the exhaust products manufacturing assets of the Kilber Division of N.E.I. in South Africa; and acquired the common stock of Diemo, S.A. de D.V., a supplier of liquid filter components in Mexico. Aggregate consideration for these transactions was $3.7 million.

     In April 1997, the company acquired the assets of the Armada Tube Group, including Armada Products Co., located in Armada, Michigan, and Lakeside Tube Fabricators, Inc., located in Mooresville, North Carolina, for $11.3 million in cash. The Armada Tube Group manufactures exhaust products. The excess of purchase price over the fair values of the net assets acquired was $5.3 million and has been recorded as goodwill which is being amortized on a straight-line basis over 15 years.

     In July 1997, the company acquired the assets of Aercology Incorporated, located in Old Saybrook, Connecticut, for $9.8 million in cash. Aercology manufactures industrial air filtration products. The excess purchase price over the fair value of the net assets acquired was $6.7 million and has been recorded as goodwill which is being amortized on a straight-line basis over 15 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

     During 1996, the company acquired all of the common stock of Tecnov S.A., a French manufacturer of heavy duty exhaust mufflers and invested in a Torit Products manufacturer in the People's Republic of China.

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

NOTE C: CREDIT FACILITIES

In December 1995, the company entered into a credit agreement with a group of participating banks under which it may borrow up to $100 million. The agreement provides that loans may be made under a selection of rate formulas including Base Rate Advance or Eurocurrency Rate Advance. The interest rate on each advance is based on certain adjusted leverage and debt to capitalization ratios. Facility fees and other fees on the entire loan commitment are payable for the duration of this facility. Total amount outstanding under this credit facility at July 31, 1997 was $25 million, leaving $75 million available for further borrowing under such facility. There were no amounts outstanding on this facility at July 31, 1996. The weighted average interest rate on short-term borrowings outstanding at July 31, 1997 was 5.95 percent. The com-pany is in the process of amending some of the terms and conditions of the above facility. The amendments, if approved by the lending banks, will result in more favorable terms for the company. The amendments are not expected to have a material effect on the financial statements as presented.

     At July 31, 1997, there was an additional $16 million available for use under uncommitted facilities which provide unsecured borrowings for general corporate purposes. There were no amounts outstanding under these facilities at July 31, 1997.

     Overseas subsidiaries may borrow under various uncommitted facilities. As of July 31, 1997 and 1996, borrowings under these facilities were $17.0 million and $8.9 million, respectively. The weighted average interest rate on short-term borrowings outstanding at July 31, 1997 and 1996 was 7.4 percent and 5.6 percent, respectively.

NOTE D: LONG-TERM DEBT

Long-term debt consists of the following:

(THOUSANDS OF DOLLARS)                             1997        1996
-------------------------------------------------------------------
U.S.
ESOP promissory note due
  in increasing annual installments
  through 1997. Interest rate is
  either 82 percent of prime or 91
  percent of the adjusted CD rate ...........    $    -    $ 2,730

6 3/8 percent mortgage due 1997 .............         -      1,000
7 percent note due in 2008 ..................         -        500
Capital leases ..............................     2,950      5,337

Overseas
Variable rate note due in 1999. Interest rate
  is LIBOR plus .25 percent .................         -      3,805
Other subsidiaries ..........................     1,898        898
                                                 -----------------
                                        Total     4,848     14,270
Less current maturities .....................       647      4,229
                                                 -----------------
                         Total Long-Term Debt    $4,201    $10,041
                                                 =================

     Annual maturities of long-term debt and capitalized leases for the next five years are $0.6 million in 1998, $0.7 million in 1999, $0.7 million in 2000, $0.4 million in 2001, $0.3 million in 2002 and $2.1 million thereafter.

     Total interest paid relating to all debt was $2.4 million, $2.8 million and $2.8 million in 1997, 1996 and 1995, respectively. In addition, total interest expense recorded in 1997, 1996 and 1995 was $2.4 million, $2.9 million and $3.1 million, respectively.

     Certain note agreements contain debt covenants related to working capital levels and limitations on indebtedness. Further, the company is restricted from paying dividends or repurchasing Common Stock if its tangible net worth (as defined) does not exceed certain minimum levels. At July 31, 1997, under the most restrictive agreement, tangible net worth exceeded the minimum by $71.0 million.

NOTE E: EMPLOYEE BENEFIT PLANS

PENSION PLANS: Donaldson Company, Inc. and certain of its subsidiaries have defined benefit pension plans for substantially all hourly and salaried employees. The domestic plans provide benefits based on the employee's years of service and compensation during the years immediately preceding retirement. The overseas plans generally provide similar types of benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

     The company's general funding policy is to make contributions as required by applicable regulations. The assets are primarily invested in diversified equity and debt portfolios.

     Cost for the company's pension plans includes the following components:

(THOUSANDS OF DOLLARS)            1997        1996         1995
---------------------------------------------------------------
Service cost .............    $  6,184     $ 5,224     $  5,024

Interest cost on projected
   benefit obligation ....       8,189       7,029        6,167

Actual return on
   plan assets ...........     (26,078)     (4,391)     (12,238)

Net amortization
   and deferral ..........      18,324      (3,221)       5,265
                              ---------------------------------
              Net Periodic
           Pension Expense    $  6,619     $ 4,641     $  4,218
                              =================================

     The funded status of the company's pension plans as of July 31, 1997 and 1996, is as follows:

(THOUSANDS OF DOLLARS)                            1997         1996
-------------------------------------------------------------------
Plan assets at fair value ...............    $ 112,161     $ 85,172
Accumulated benefit obligation:
   Vested ...............................      (85,393)     (71,887)
   Nonvested ............................       (4,015)      (3,019)
Provision for future salary increases ...      (28,266)     (20,250)
                                             ----------------------
Plan assets less than
   projected benefit obligation .........       (5,513)      (9,984)
Unrecognized net loss ...................        2,547        9,040
Unrecognized prior service cost .........        4,987        4,611
Unrecognized net transition asset .......       (7,059)      (8,156)
Additional minimum liability ............         (628)        (970)
                                             ----------------------
             Accrued Pension Liability       $  (5,666)    $ (5,459)
                                             ======================

     The principal actuarial assumptions:

                               1997    1996    1995
---------------------------------------------------
Discount rate .............    7.5%    8.0%    8.0%
Rate of future compensation
   increases ..............    6.0%    5.5%    5.5%
Expected long-term
   rate of return .........    9.0%    9.0%    9.0%

EMPLOYEE STOCK OWNERSHIP PLAN: In 1987, the company established an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. The ESOP borrowed $21.0 million from the company to purchase 3,600,000 newly issued shares of Common Stock. These shares are held in trust and are issued to employees' accounts in the ESOP as the loan is repaid over 10 years. At July 31, 1997 and 1996, 3,600,000 and 3,237,021 shares have been allocated to employees. The loan obligation of the ESOP is considered unearned employee benefit expense and, as such, is recorded as a reduction of the company's shareholders' equity. The company's contributions to the ESOP, plus dividends paid on unallocated shares held by the ESOP, are used to repay the loan principal and interest. Both the loan obligation and the unearned benefit expense are reduced by the amount of loan principal repayments made by the ESOP. The ESOP contribution expense totaled $2.6 million, $2.5 million and $2.1 million in 1997, 1996 and 1995, respectively. The ESOP's 10-year term was completed at July 31, 1997; therefore, no further shares will be allocated in the future.

401(k) SAVINGS PLAN: The company provides a non- contributory employee savings plan which permits participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code.

Subsequent to year end, the company amended certain of its employee benefit plans. The amendments are effective for years ending in 1998. The defined benefit pension plan was amended to provide defined benefits pursuant to a cash balance feature whereby a participant accumulates a benefit based upon a percentage of current salary which varies with age, and interest credits. The 401(k) savings plan was amended to include a company contribution.

NOTE F: SHAREHOLDERS' EQUITY

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

EMPLOYEE INCENTIVE PLANS: In November 1991, shareholders approved the 1991 Master Stock Compensation Plan. The Plan extends through December 2001 and allows for the granting of nonqualified stock options, incentive stock options, restricted stock, stock appreciation rights (SARs), dividend equivalents, dollar-denominated awards and other stock-based awards.

     The 1980 Master Stock Compensation Plan allows for the granting of nonqualified stock options and incentive stock options. Both plans allow for the granting of performance awards to a limited number of key executives. The awards are payable in Common Stock and are based on a formula which measures performance of the company over a three-year period. Performance award expense totaled $3.5 million, $2.1 million and $2.1 million in 1997, 1996 and 1995, respectively. Options under both Plans are granted to key employees at or above 100 percent of the market price at the date of grant. Options are exercisable for up to 10 years from the date of grant.

STOCK OPTIONS: Stock options issued during fiscal 1997 become exercisable in each of the following three years, in an equal number of shares each year, for both executives and non-executives. Stock options issued prior to fiscal 1997 for non-executives and during fiscal 1997 for executives become exercisable in a four-year period. Prior to fiscal 1996 stock options vested immediately for executives. At July 31, 1997, options to purchase 1,658,654 shares are outstanding under these plans.

     In fiscal 1997, the company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 encourages entities to adopt a fair value-based method of accounting for employee stock compensation plans, but allows companies to continue to account for those plans using the accounting prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees." The company has elected to continue to account for stock based compensation using APB 25, making pro forma disclosures of net earnings and earnings per share as if the fair value-based method had been applied. Accordingly, no compensation expense has been recorded for the stock option plans. Had compensation expense for the stock option plans been determined under SFAS No. 123 in fiscal 1997 and 1996, the company's net income and earnings per share would have been approximately $49.0 million and $1.94, and $42.8 million and $1.65, respectively. The pro forma effect on net income and earnings per share is not representative of the pro forma net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

     For purposes of computing compensation cost of stock options granted, the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: 6.13 percent risk free interest rate in 1997 and 1996, five or seven year lives in 1997 and 1996, 19.4 percent expected volatility in 1997 and 1996, and 1 percent expected dividend yield in 1997 and 1996. Black-Scholes is a widely accepted stock option pricing model; however, the ultimate value of stock options granted will be determined by the actual lives of options granted and future price levels of the company's Common Stock.

     The weighted average fair value for options granted during fiscal 1997 and 1996 is $15.52 and $12.37 per share, respectively.

     The number and option price of options granted under these plans were as follows:

                                       OPTIONS    WEIGHTED AVERAGE
                                   OUTSTANDING      EXERCISE PRICE
------------------------------------------------------------------
Outstanding at July 31, 1994 ...     1,604,846              $16.62
   Granted .....................       321,799               23.69
   Exercised ...................      (378,657)              14.85
   Canceled ....................        (5,497)              14.39
                                     -----------------------------
Outstanding at July 31, 1995 ...     1,542,491               18.54
   Granted .....................       201,291               25.15
   Exercised ...................       (95,899)              18.24
   Canceled ....................       (17,000)              15.36
                                     -----------------------------
Outstanding at July 31, 1996 ...     1,630,883               19.40
   Granted .....................       313,889               31.87
   Exercised ...................      (283,868)              18.28
   Canceled ....................        (2,250)              24.75
                                     -----------------------------
Outstanding at July 31, 1997         1,658,654              $21.95
                                     =============================

At July 31, 1997 and 1996 there were 1,324,129 and 1,445,932 options exercisable, respectively. Shares reserved at July 31, 1997 for outstanding options and future grants were 3,624,729.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

     The following table summarizes information concerning currently outstanding and exercisable options:

                         WEIGHTED AVG.    WEIGHTED                   WEIGHTED
  RANGE OF      NUMBER       REMAINING     AVERAGE                    AVERAGE
  EXERCISE        OUT-     CONTRACTUAL    EXERCISE         NUMBER    EXERCISE
    PRICES    STANDING     LIFE(YEARS)       PRICE    EXERCISABLE       PRICE
-----------------------------------------------------------------------------
$0  to $10      52,950            1.52      $ 6.13         52,950      $ 6.13
$10 to $20     733,506            3.47       17.21        733,506       17.21
$20 to $30     619,400            6.95       24.53        492,375       24.57
$30 to $40     252,798            9.13       32.68         45,298       33.48
-----------------------------------------------------------------------------
$0  to $40   1,658,654           5.57       $21.95      1,324,129      $20.06

NOTE G: INCOME TAXES

     The components of earnings before income taxes are as follows:

(THOUSANDS OF DOLLARS)        1997         1996         1995
------------------------------------------------------------
Earnings Before
Income Taxes:
United States .......      $50,259      $47,589      $42,355
Overseas ............       28,835       23,531       20,817
                           ---------------------------------
                Total      $79,094      $71,120      $63,172
                           =================================

     The components of the provision for income taxes are as follows:

(THOUSANDS OF DOLLARS)        1997           1996           1995
----------------------------------------------------------------
Income Taxes:
Current:
   Federal .........      $ 18,527       $ 21,796       $ 12,425
   State ...........         2,092          2,047          1,810
   Overseas ........         8,805          9,524         10,554
                          --------------------------------------
                            29,424         33,367         24,789
                          --------------------------------------
Deferred:
   Federal .........          (525)        (5,424)           716
   State ...........           (30)          (470)            49
   Overseas ........          (395)           211           (918)
                          --------------------------------------
                              (950)        (5,683)          (153)
                          --------------------------------------
               Total      $ 28,474       $ 27,684       $ 24,636
                          ======================================

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(THOUSANDS OF DOLLARS)                  1997           1996           1995
--------------------------------------------------------------------------
Deferred Tax Assets:
   Compensation and
     retirement plans ........      $  6,979       $ 10,587       $  8,514
   Accrued expenses ..........         9,758          7,155          4,572
   Brazilian asset write-down            498            571          1,040
   NOL carryforwards .........         2,115          1,553          1,263
   Inventories ...............         1,074          1,861          1,260
   Investment in joint venture         1,306            957          1,606
   Other .....................         3,650          4,689          3,210
                                    --------------------------------------
                Gross Deferred
                    Tax Assets        25,380         27,373         21,465
   Valuation Allowance .......        (1,316)        (1,615)        (1,426)
                                    --------------------------------------
       Net Deferred Tax Assets        24,064         25,758         20,039

Deferred Tax Liabilities:
   Depreciation and
     amortization ............        (6,756)        (5,397)        (1,844)
   Cumulative translation
     adjustment ..............          (502)        (3,264)        (7,980)
   Other .....................        (1,987)        (1,445)        (2,192)
                                    --------------------------------------
                Gross Deferred
               Tax Liabilities        (9,245)       (10,106)       (12,016)
                                    --------------------------------------
            Net Deferred Taxes      $ 14,819       $ 15,652       $  8,023
                                    ======================================

     The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

                                     1997            1996           1995
------------------------------------------------------------------------
Statutory U.S.
   federal rate ..............       35.0%           35.0%          35.0%
State income taxes ...........        1.7             1.5            1.9
Overseas taxes at
   higher rates ..............       (2.1)            2.1            1.9
Other ........................        1.4             0.3            0.2
                                     -----------------------------------
                                     36.0%           38.9%          39.0%
                                     ===================================

     At July 31, 1997, certain overseas subsidiaries had available net operating loss carryforwards of approximately $6.0 million to offset future taxable income. The majority of such carryforwards expire after 2001. Unremitted earnings of overseas subsidiaries amounted to approximately $72.5 million at July 31, 1997. Those earnings are intended to be indefinitely reinvested and, accordingly, no income taxes have been provided. If a portion were to be remitted, foreign tax credits would substantially offset any resulting tax liability. It is not practicable to estimate the amount of unrecognized taxes on these undistributed earnings due to the complexity of the computation.

     The company made cash payments for income taxes of $41.5 million, $20.5 million and $21.8 million in 1997, 1996 and 1995, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

NOTE H: SEGMENT INFORMATION

The company operates on a worldwide basis in a single business segment which consists of the design, manufacture and sale of filtration products. The company's key markets for filters are heavy-duty truck and equipment, light-duty truck, in-plant air cleaning systems, industrial gas turbines and computer disk drives.

     The table below sets forth information about operations in different geographic areas:

                                                 UNITED                                  OTHER
(THOUSANDS OF DOLLARS)                           STATES        EUROPE        JAPAN   COUNTRIES   ELIMINATIONS   CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------------
1997
Sales to customers ......................      $522,289      $141,358      $78,704      $90,997         $   -       $833,348
Sales between geographic areas ..........        46,414         1,930        2,006        2,452       (52,802)             -
                                               -----------------------------------------------------------------------------
                                Net Sales      $568,703      $143,288      $80,710      $93,449      $(52,802)      $833,348
                                               =============================================================================

                         Operating Income      $ 37,397      $ 17,739      $ 9,331      $18,435      $   (187)      $ 82,715
                                               =============================================================================
Identifiable Assets:
Accounts receivable, net ................      $ 77,201      $ 38,766      $22,635      $22,838         $   -       $161,440
Other ...................................       157,235       104,445       23,788       49,815       (56,096)       279,187
                                               -----------------------------------------------------------------------------
Total identifiable assets ...............      $234,436      $143,211      $46,423      $72,653      $(56,096)      $440,627
General corporate assets ................                                                                             13,767
                                                                                                                    --------
                             Total Assets                                                                           $454,394
                                                                                                                    ========
1996
Sales to customers ......................      $474,831      $129,765      $80,734      $73,316         $   -       $758,646
Sales between geographic areas ..........        36,566         1,137        1,910        2,184       (41,797)             -
                                               -----------------------------------------------------------------------------
                                Net Sales      $511,397      $130,902      $82,644      $75,500      $(41,797)      $758,646
                                               =============================================================================

                         Operating Income      $ 35,535      $ 17,713      $10,955      $11,639      $   (200)      $ 75,642
                                               =============================================================================
Identifiable Assets:
Accounts receivable, net ................      $ 58,591      $ 37,403      $24,515      $16,598      $     38       $137,145
Other ...................................       143,975        59,616       24,169       25,875       (29,216)       224,419
                                               -----------------------------------------------------------------------------
Total identifiable assets ...............      $202,566      $ 97,019      $48,684      $42,473      $(29,178)      $361,564
General corporate assets ................                                                                             41,286
                                                                                                                    --------
                             Total Assets                                                                           $402,850
                                                                                                                    ========
1995
Sales to customers ......................      $437,463      $114,731      $91,248      $60,517         $   -       $703,959
Sales between geographic areas ..........        28,416         1,163        2,254        2,424       (34,257)             -
                                               -----------------------------------------------------------------------------
                                Net Sales      $465,879      $115,894      $93,502      $62,941      $(34,257)      $703,959
                                               =============================================================================

                         Operating Income      $ 29,968      $ 15,384      $10,741      $10,148      $   (710)      $ 65,531
                                               =============================================================================
Identifiable Assets:
Accounts receivable, net ................      $ 58,146      $ 31,705      $33,740      $13,548      $     16       $137,155
Other ...................................       117,249        61,753       35,324       28,511       (29,650)       213,187
                                               -----------------------------------------------------------------------------
Total identifiable assets ...............      $175,395      $ 93,458      $69,064      $42,059      $(29,634)      $350,342
General corporate assets ................                                                                             30,700
                                                                                                                    --------
                             Total Assets                                                                           $381,042
                                                                                                                    ========

     Sales between geographic areas are made at cost plus a proportionate share of operating profit. Net income of foreign operations includes royalty income and reflects the gain or loss in foreign currency exchange. General corporate assets include corporate cash and cash equivalents and buildings and equipment used for corporate purposes. Sales to Caterpillar, Inc. accounted for 11 percent, 12 percent and 13 percent of net sales in 1997, 1996 and 1995, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DONALDSON COMPANY, INC. AND SUBSIDIARIES

NOTE I: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                           NET           GROSS             NET        EARNINGS      DIVIDENDS
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)         SALES          MARGIN        EARNINGS       PER SHARE      PER SHARE
-----------------------------------------------------------------------------------------------------------------------------
1997
First Quarter ..............................        $  187,176      $   56,132      $   11,590          $  .45        $   .09
Second Quarter .............................           196,849          58,195          10,976             .43            .09
Third Quarter  .............................           213,876          66,204          14,200             .56            .09
Fourth Quarter .............................           235,447          69,742          13,854             .54            .09

1996
First Quarter ..............................        $  188,867      $   53,899      $   10,131          $  .39        $   .07
Second Quarter .............................           182,165          52,439           9,247             .35            .07
Third Quarter ..............................           185,225          55,372          12,625             .49            .08
Fourth Quarter .............................           202,389          61,164          11,433             .44            .08


NOTE J: CONTINGENCIES

The company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company's results of operations, financial condition or liquidity.



REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Donaldson Company, Inc.

     We have audited the accompanying consolidated balance sheets of Donaldson Company, Inc. and subsidiaries as of July 31, 1997 and 1996, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Donaldson Company, Inc. and subsidiaries at July 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
September 12, 1997

SHAREHOLDER INFORMATION
DONALDSON COMPANY, INC. AND SUBSIDIARIES

CORPORATE AND SHAREHOLDER INFORMATION

NYSE LISTING: The common shares of Donaldson Company, Inc. are traded on the New York Stock Exchange, under the symbol DCI.

SHAREHOLDER INFORMATION: For any concerns relating to your current or prospective shareholdings, please contact Shareholder Services at (800)468-9716 or (612)450-4064.

DIVIDEND REINVESTMENT PLAN: As of September 26, 1997, more than 850 of Donaldson Company's approximately 1,500 shareholders of record were participating in the Dividend Reinvestment Plan. Under the plan, shareholders can invest Donaldson Company dividends in additional shares of company stock. They may also make periodic voluntary cash investments for the purchase of company stock.

     Both alternatives are provided without service charges or brokerage commissions. Shareholders may obtain a brochure giving further details by writing Shareholder Services, Donaldson Company, Inc., M.S. 101, P.O. Box 1299, Minneapolis, Minnesota 55440.

ANNUAL MEETING: The annual meeting of shareholders will be held at 10 a.m. on Friday, November 21, 1997, at The Conference Center at Atrium Center, 3105 E. 80th Street, Bloomington, Minnesota.

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

PATENT COUNSEL: Merchant, Gould, Smith, Edell, Welter & Schmidt, Minneapolis, Minnesota

PUBLIC RELATIONS COUNSEL: Padilla Speer Beardsley Inc., Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR: Norwest Bank Minnesota, N.A., South St. Paul, Minnesota



SIX YEAR QUARTERLY HIGH-LOW STOCK PRICES

                          [PLOT POINTS CHART OMITTED]

ELEVEN-YEAR COMPARISON OF RESULTS
DONALDSON COMPANY, INC. AND SUBSIDIARIES


(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)    1997           1996           1995           1994
---------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales ............................          $833,348       $758,646       $703,959       $593,503
Gross margin .........................          $250,273        222,874        197,979        166,599
Gross margin percentage ..............              30.0%          29.4%          28.1%          28.1%
Operating income .....................          $ 82,715         75,642         65,531         52,079
Operating income percentage ..........               9.9%          10.0%           9.3%           8.8%
Interest expense .....................          $  2,358          2,905          3,089          3,362
Earnings before income taxes .........          $ 79,094         71,120         63,172         50,193
Income taxes .........................          $ 28,474         27,684         24,636         18,244
Effective income tax rate ............              36.0%          38.9%          39.0%          36.3%
Net earnings .........................          $ 50,620         43,436         38,536         31,949(1)
Return on sales ......................               6.1%           5.7%           5.5%           5.4%
Return on average shareholders' equity              21.4%          19.3%          18.8%          17.6%
Return on investment .................              18.2%          18.5%          17.6%          16.0%
                                                ---------------------------------------------------------

FINANCIAL POSITION
Total assets .........................          $454,394        402,850        381,042        337,360
Current assets .......................          $268,818        250,751        247,904        220,308
Current liabilities ..................          $176,297        138,578        123,747        115,757
Working capital ......................          $ 92,521        112,173        124,157        104,551
Current ratio ........................               1.5            1.8            2.0            1.9
Current debt .........................          $ 42,674         13,145         20,800         16,956
Long-term debt .......................          $  4,201         10,041         10,167         16,028
Total debt ...........................          $ 46,875         23,186         30,967         32,984
Shareholders' equity .................          $243,865        228,880        221,173        189,697
Long-term capitalization ratio .......               1.7%           4.2%           4.4%           7.8%
Property, plant and equipment, net ...          $154,595        124,913        110,640         99,559
Net expenditures on
     property, plant and equipment ...          $ 47,327         39,297         25,334         24,642
Depreciation and amortization ........          $ 21,494         21,674         20,529         16,365
                                                ---------------------------------------------------------

SHAREHOLDER INFORMATION
Net earnings per share ...............          $   1.98           1.67           1.45           1.17(1)
Dividends paid per share .............          $    .35            .30            .28            .25
Shareholders' equity per share .......          $   9.86           9.04           8.45           7.16
Shares outstanding (000s) ............            24,726         25,325         26,185         26,510
Common stock price range, per share
     High ............................          $     40 3/4         28             28             26 1/8
     Low .............................          $     25 1/4         23 7/8         20 7/8         18 1/4
                                                ---------------------------------------------------------

Amounts are adjusted for all stock splits.

Operating income is gross margin less selling, general and administrative, and research and development expense.

Return on investment is net earnings divided by average long-term debt plus average shareholders' equity.

Long-term capitalization ratio is long-term debt divided by long-term debt plus shareholders' equity.

(I) Excludes the cumulative effect of an accounting change of $2,206, or $.08 per share, in 1994 and extraordinary credits of $1,384, or $.05 per share, in 1988 and $1,375, or $.04 per share, in 1987.

              1993           1992           1991           1990           1989           1988             1987
------------------------------------------------------------------------------------------------------------------
          $533,327       $482,104       $457,692       $422,885       $397,535       $362,862         $294,993
           152,236        133,574        129,858        121,454        105,275        104,828           83,336
              28.5%          27.7%          28.4%          28.7%          26.5%          28.9%            28.3%
            45,246         41,249         41,304         44,354         37,851         36,047           24,648
               8.5%           8.6%           9.0%          10.5%           9.5%           9.9%             8.4%
             2,723          2,681          3,526          3,731          3,555          3,229            2,359
            44,682         41,721         39,385         34,875         27,664         29,868           21,748
            16,468         15,952         15,337         13,849         12,230         13,630           10,782
              36.9%          38.2%          38.9%          39.7%          44.2%          45.6%            49.6%
            28,214         25,769         24,048         21,026         15,434         16,238(1)        10,966(1)
               5.3%           5.3%           5.3%           5.0%           3.9%           4.5%             3.7%
              16.9%          17.2%          18.0%          17.8%          15.1%          15.6%             9.8%
              15.0%          14.8%          14.9%          14.2%          11.5%          11.7%             7.9%
------------------------------------------------------------------------------------------------------------------


           300,217        286,348        253,194        245,947        204,813        193,548          200,827
           196,014        187,360        169,398        168,522        130,848        122,602          128,370
            93,666         89,956         77,537         79,917         58,009         52,126           44,609
           102,348         97,404         91,861         88,605         72,839         70,476           83,761
               2.1            2.1            2.2            2.1            2.3            2.4              2.9
             7,595         11,425          6,380         11,384          8,602          3,875            4,302
            18,920         23,482         25,673         28,320         30,750         33,784           35,353
            26,515         34,907         32,053         39,704         39,352         37,659           39,655
           174,008        160,303        138,947        128,787        107,516         97,254          110,517
               9.8%          12.8%          15.6%          18.0%          22.2%          25.8%            24.2%
            90,515         84,899         72,863         68,290         61,914         62,160           62,575

            15,005         15,538         16,208         16,055         11,567          9,954           15,460
            14,752         14,047         12,187         10,857         10,583         10,351            8,857
------------------------------------------------------------------------------------------------------------------


              1.01            .92            .84            .73            .54            .55(1)           .36(1)
               .20            .19            .14            .13            .12            .11              .11
              6.38           5.81           5.01           4.46           3.75           3.40             3.34
            27,282         27,569         27,739         28,864         28,693         28,597           33,131

                20 1/8         15 7/8         13 3/8         11 5/8          5 7/8          8 5/8            6 3/4
                14             11 5/8          8 1/8          5 5/8          5 1/2          3 5/8            5 3/8
------------------------------------------------------------------------------------------------------------------

DONALDSON WORLDWIDE OPERATIONS


WORLD HEADQUARTERS                 DISTRIBUTION CENTERS                    Donaldson Torit, B.V.,
                                                                           HAARLEM, NETHERLANDS
Donaldson Company, Inc.            RENSSELAER, INDIANA
MINNEAPOLIS, MINNESOTA             ONTARIO, CALIFORNIA                     Donaldson France, S.A.,
                                   ANTWERP, BELGIUM                        BRON, FRANCE

U.S. PLANTS                                                                Tecnov-Donaldson, S.A.,
                                   JOINT VENTURES                          DOMJEAN, FRANCE
OLD SAYBROOK, CONNECTICUT
DIXON, ILLINOIS                    Advanced Filtration Systems Inc.,       Donaldson Italia s.r.l.,
FRANKFORT, INDIANA                 CHAMPAIGN, ILLINOIS                     OSTIGLIA, ITALY
CRESCO, IOWA
GRINNELL, IOWA                     MSCA, LLC,                              Nippon Donaldson, Ltd.,
OELWEIN, IOWA                      MONTICELLO, INDIANA                     TOKYO, JAPAN
NICHOLASVILLE, KENTUCKY
PORT HURON, MICHIGAN               D.I. Filter Systems Pvt. Ltd.,          Donaldson Korea Co., Ltd.,
CHILLICOTHE, MISSOURI              NEW DELHI, INDIA                        SEOUL, SOUTH KOREA
MOORESVILLE, NORTH CAROLINA
PHILADELPHIA, PENNSYLVANIA         Guilin Air King Enterprise Ltd.,        Donaldson Far East Ltd.,
BALDWIN, WISCONSIN                 GUILIN, PEOPLE'S REPUBLIC OF CHINA      HONG KONG, S.A.R., PEOPLE'S REPUBLIC
STEVENS POINT, WISCONSIN                                                   OF CHINA
                                   PT Panata Jaya Mandiri,
                                   JAKARTA, INDONESIA                      Donaldson (Wuxi) Filters Co., Ltd.,
                                                                           WUXI, PEOPLE'S REPUBLIC OF CHINA

                                   SUBSIDIARIES                            Donaldson Australasia (Pty.) Ltd.,
                                                                           WYONG, AUSTRALIA
                                   ENV Services, Inc.,
                                   MINNEAPOLIS, MINNESOTA                  Donaldson Filtration
                                                                           Systems (Pty.) Ltd.,
                                   Donaldson Europe, N.V.,                 CAPE TOWN, SOUTH AFRICA
                                   LEUVEN, BELGIUM
                                                                           Donaldson, S.A. de C.V.,
                                   Donaldson Coordination                  AGUASCALIENTES, MEXICO
                                   Center, N.V.,
                                   LEUVEN, BELGIUM
                                                                           LICENSEE
                                   Donaldson Gesellschaft m.b.H.,
                                   DULMEN, GERMANY                         Parker Hannifin Ind. Com. Ltda.,
                                                                           SAO PAULO, BRAZIL
                                   Donaldson Filter
                                   Components, Ltd.,
                                   HULL, ENGLAND
