Form 10-K, Exhibit 13
period 1998-07-31
DONALDSON CO INC
filed 1998-10-29
CIK 29644

EXHIBIT 13



                      MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS The following discussion of the company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this Report.

FISCAL 1998 COMPARED TO FISCAL 1997 The company reported record sales in 1998 of $940.4 million, up 12.8 percent from prior-year sales of $833.3 million. Strong business conditions were evident across all businesses. Sales for the core Engine Products businesses - first-fit and replacement parts - were up 12.4 percent over last year. Industrial Products businesses, including the Torit Products and Gas Turbine businesses, were up 13.6 percent from last year.

    Domestic Engine Products sales were up 19 percent, primarily from increased shipments to original equipment manufacturers (OEMs) and overall good economic conditions in the United States. In addition, domestic Aftermarket sales increased 13.2 percent year over year. Domestic Industrial Products sales increased 18.9 percent, led by strong sales in the Torit Products (dust collection) market and Gas Turbine Systems offset by lower sales in High Purity Products.

    In U.S. dollars overseas Engine Products sales were up 3.3 percent compared to the prior year, mostly attributable to increased shipments in Europe. Overseas Industrial Products sales increased approximately 6.2 percent due primarily to increased sales of High Purity Products and Gas Turbine systems in Hong Kong. Overseas sales in local currencies were down approximately 3.5 percent in Japan and Australia and were up 23 percent in Europe.

    The company reported record net earnings for 1998 of $57.0 million compared to $50.6 million in 1997, an increase of 12.7 percent. Net earnings per share were $1.14, up 15 percent from the prior year. Increased sales levels and a reduction in the effective income tax rate were the primary reasons for the higher earnings. Overseas operating income totaled approximately 50.3 percent and 54.7 percent of consolidated operating income in 1998 and 1997.

    Gross margin for 1998 decreased to 28 percent compared to 30 percent in the prior year. The primary factors leading to this decline in margins include: integration and process problems at Armada Tube facilities; lower gross margins on automotive product lines; product cost increases in Engine businesses, not immediately recoverable in price; pricing pressures in certain High Purity Product market segments.

    Operating expenses as a percentage of sales for 1998 and 1997 were 18.8 percent and 20.1 percent, respectively. Operating expenses in 1998 totaled $176.5 million compared to $167.6 million in 1997, which reflects an increase of $8.9 million, or 5.3 percent. Selling expenses in 1998 increased $5.2 million, primarily due to the higher sales levels, while general and administrative expenses decreased $2.5 million due to lower pension expenses, the write-down in 1997 of purchased intangibles of $5.0 million on a previous business acquisition in 1997, decreased warranty accruals on product lines and other accruals.

    Interest expense increased $2.3 million, or 98 percent, primarily due to the increase in total debt. Other (income)/expense totaled $(4.3) million in 1998 compared to other (income)/ expense of $1.3 million in the prior year. The significant items leading to this change in other (income)/expense were a decrease in charitable contributions of $2.3 million and a decrease in other miscellaneous items such as legal accruals and non-compete payments related to a previous business acquisition which were included in 1997 other (income)/expense totals.

    The effective income tax rate of 34 percent in 1998 was lower compared to 36 percent in 1997 due primarily to lower overseas tax rates.

    Total backlogs of $243.3 million were down 5.2 percent from the prior year-end. Hard order backlogs, goods scheduled for delivery in 90 days, were $138.8 million and $164.2 million at

                6
Donaldson Company

July 31, 1998 and 1997, respectively. Worldwide Engine Products backlog decreased $16.5 million and worldwide Industrial Pro ducts backlog decreased $8.9 million from 1997. After adjusting for discontinued product lines and other special factors, hard backlogs were essentially unchanged from last year. Backlog for Gas Turbine Products was down about $4.6 million after an exceptionally strong period of shipments in the third quarter of 1998. About $14.5 million of the hard order backlog decline was associated with discontinued product lines - automotive systems for GM light trucks, catalytic converter mufflers for medium and heavy-duty truck OEMs and certain disk drive filter units. Finally, about $4.5 million of the hard backlog decline related to the timing of orders in our Engine Aftermarket and High Purity Product lines and does not reflect an overall change in the level of sales activity.

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

    Domestic Engine products sales were up 11.6 percent, primarily from increased shipments to OEMs and overall good economic conditions in the U.S. Weakness in the heavy-duty Transportation market was more than offset by business growth in the Auto motive and Defense markets. In addition, domestic Aftermarket sales increased 11 percent year over year. Domestic Industrial Products sales increased 7.1 percent, led by strong sales in the Torit Products (dust collection) market, offset by lower sales in High Purity Products and Gas Turbine Products.

    Overseas sales increased almost 7 percent, 15 percent in local currencies, primarily due to increased net sales in Europe, Japan and Hong Kong. Overseas Engine Products sales were up 7.7 percent compared to the prior year as shipments increased in Europe. Overseas Industrial Products sales increased approximately 12.9 percent due primarily to increased sales of High Purity Products and Gas Turbine systems in Hong Kong.

    The company reported record net earnings for 1997 of $50.6 million compared to $43.4 million in 1996, an increase of 16.6 percent. Net earnings per share were $.99, up 18.6 percent from the prior year. Increased sales levels and improvements in the gross margin and a reduction in the effective income tax rate were the primary reasons for the higher earnings. Overseas operating income totaled approximately 55 percent of consolidated operating income.

    Gross margin for 1997 increased to 30 percent compared to 29.4 percent in the prior year. Increased manufacturing efficiencies gained by higher operating levels, product mix and lower raw material prices in 1997 contributed to this improvement. Margins improved in Industrial Products markets and remained flat for Engine Products.

    Operating expenses as a percentage of sales for 1997 and 1996 were 20.1 percent and 19.4 percent, respectively. Operating expenses in 1997 totaled $167.6 million compared to $147.2 million in 1996, which reflects an increase of $20.3 million, or 13.8 percent. Selling expenses in 1997 increased $6.2 million, primarily due to the higher sales levels, while general and administrative expenses increased $12.7 million due to higher pension expenses, the write-down of purchased intangibles of $5.0 million on a previous business acquisition, increased warranty accruals on product lines and other accruals.

    Interest expense declined $0.5 million, or 18.8 percent, primarily due to the decline in total debt. Other expense totaled $1.3 million in 1997 compared to other expense of $1.6 million in the prior year. The $0.3 million change is due to a $0.6 million decrease in foreign exchange loss, a $0.4 million decline in

                                                              7
                                                              1998 Annual Report
interest income, an increase in charitable contributions of $1.2 million, an increase in earnings from joint ventures, including AFSI, a joint venture with Caterpillar, Inc., of $.06 million and a decrease in other miscellaneous items of $0.1 million.

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

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION At July 31, 1998 the company's capital structure was comprised of $45.8 million of current debt, $50.3 million of long-term debt and $255.7 million of shareholders' equity. The ratio of long-term debt to total long-term capital was 16.5 percent, compared with 1.7 percent at July 31, 1997.

    Total debt increased $49.7 million during 1998 to $96.2 million. The increase resulted from the issuance of $50.0 million of senior notes in July 1998 and the use of $45.5 million of short-term debt for operating purposes.

    In 1998, the company renewed and modified its multi-currency revolving credit facility totaling $100.0 million with a group of international banks, led by Citibank as the agent. There was $22.0 million outstanding under this facility at July 31, 1998. The company believes that the combination of present capital resources, internally generated funds, and unused financing sources are more than adequate to meet cash requirements for 1999.

    Shareholders' equity increased $11.8 million in 1998 to $255.7 million. The increase was primarily due to an increase in retained earnings of $57.0 million from current year net earnings, issuance of stock awards of $3.7 million offset by $33.3 million of treasury stock repurchases, a $6.1 million increase in the cumulative translation adjustment and $9.6 million of dividend payments.

    On November 21, 1997 the Board of Directors declared a 2-for-1 stock split of its common stock, effected in the form of a 100 percent stock dividend. The stock dividend was issued on January 13, 1998, to shareholders of record as of December 19, 1997.

CASH FLOWS During 1998, $36.1 million of cash was generated from operating activities, compared with $54.6 million in 1997 and $76.9 million in 1996. The decrease in 1998 was largely the result of a significant increase in accounts receivable and inventory, a significant decrease in trade accounts payable, accruals and income taxes payable, all of which more than offset the

                8
Donaldson Company
results of increased net earnings. In addition to cash generated from operating activities the company obtained approximately $48.8 million in long-term debt as a result of the issuance of $50.0 million in senior notes in July 1998. Significant uses for cash included $54.7 million for capital expenditures, $33.2 million for stock repurchases, $2.5 million for repayment of long-term debt and $9.6 million for dividend payments. Cash and cash equivalents increased $1.8 million during 1998.

    Capital expenditures for property, plant and equipment totaled $54.7 million in 1998, compared to $47.3 million in 1997 and $39.3 million in 1996. Capital expenditures related to productivity enhancing projects at various plants in the U.S. and overseas, capacity expansion at various plants throughout the world and continuing upgrades to information systems.

    Capital spending in 1999 is planned to be $40 million. Significant planned expenditures include the further upgrade of information systems and investment in manufacturing equipment and tooling. It is anticipated that 1999 capital expenditures will be financed primarily from funds from operations.

DIVIDENDS The company's dividend policy is to maintain a payout ratio which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The company's dividend payout ratio target is 20 percent to 25 percent of the average earnings per share of the last three years. The current quarterly dividend of 5 cents per share equates to 20.2 percent of the 1996 through 1998 average net earnings per share.

SHARE REPURCHASE PLAN In January 1998 the Board of Directors authorized the company to repurchase 4.0 million shares of common stock. At July 31, 1998, the company had approximately 2.8 million remaining shares under the repurchase authorizations. Management and the Board of Directors believe the share repurchase program is an excellent means of returning value to the shareholders.

    In 1998, the company repurchased 1.3 million shares of common stock on the open market for $33.3 million, at an average price of $24.63 per share. The company repurchased 1.4 million shares for $24.9 million in 1997 and 1.8 million shares for $23.1 million in 1996.

ENVIRONMENTAL MATTERS The company is a party to certain remedial activities at third party-disposed sites claims relating to environmental and waste disposal matters. The company has established reserves for potential environmental liabilities and plans to continue to accrue reserves in appropriate amounts. While uncertainties exist with respect to the amounts and timing of the company's ultimate environmental liabilities, management believes that such liabilities, individually and in the aggregate, will not have a material adverse effect on the company's financial condition or results of operations.

NEW ACCOUNTING STANDARDS Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," are effective for fiscal years beginning after December 15, 1997 and SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal years beginning after June 15, 1999. SFAS 130 requires a company to display an amount representing comprehensive income, as defined by the statement, as part of the company's basic financial statements. Comprehensive income will include items such as unrealized gains or losses on certain investment securities and foreign currency items. The adoption of SFAS 130 results in disclosure only for financial reporting purposes, therefore will not affect the financial results of the company.

    SFAS 131 requires a company to disclose financial and other information, as defined by the statement, about its business segments, their products and services, geographic areas, major customers, revenues, profits, assets and other information. The company has not yet assessed what impact SFAS 131 will have on its consolidated financial statement reporting.

                                                              9
                                                              1998 Annual Report

    SFAS 133 requires a company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments and recognized through earnings or in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company has not yet determined what the effect of SFAS 133 will be on earnings and financial position of the company.

MARKET RISK The market risk inherent in the company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in foreign currency exchange rates and interest rates as discussed below.

FOREIGN CURRENCY In 1998, the U.S. dollar was generally stronger relative to the currencies of foreign countries where the company operates. A stronger dollar generally has a negative impact on overseas results because foreign-currency denominated earnings translate into less U.S. dollars; a weaker dollar generally has a positive translation effect.

    It is not possible to determine the true impact of foreign currency translation changes; however the direct effect on net sales and net earnings can be estimated. For 1998, the stronger U.S. dollar decreased net sales by $24.5 million and decreased net earnings by $1.9 million. During 1997, the generally stronger U.S. dollar decreased net sales by $20.2 million and decreased net earnings by $0.8 million.

    The company maintains significant assets and operations in Europe, Japan, China (including Hong Kong), Australia and Mexico. As a result, exposure to foreign currency gains and losses exists. A portion of foreign currency exposure is hedged by incurring liabilities, including bank debt, denominated in the local currency where subsidiaries are located.

    The subsidiaries of the company purchase products and parts in various currencies. As a result, the company may be exposed to cost increases relative to local currencies in the markets to which it sells. To mitigate such adverse trends, the company enters into forward exchange contracts and other hedging activities. Also, foreign currency positions are partially offsetting and are netted against one another to reduce exposure.

    Some products made in the U.S. are sold abroad, primarily in Canada and Mexico. As a result, sales of such products are affected by the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could depress these sales. Also, competitive conditions in the company's markets may limit its ability to increase product pricing in the face of adverse currency movements. The potential loss in fair value from a 10 percent adverse change in foreign currency exchange rates is not material.

INTEREST At July 31, 1998 the fair value of the company's long-term debt approximates market. Market risk is estimated as the potential increase in fair value resulting from a hypothetical one-half percent decrease in interest rates and amounts to approximately $2.0 million over the term of the debt.

YEAR 2000 AND EURO CURRENCY ISSUES The company has developed plans to address the potential for business interruption related to the impact of Year 2000 on computer systems. Financial, information and operating systems (including any equipment with embedded microprocessors) have been surveyed and assessed. In most cases, identified problems have already been rectified or detailed plans are in place to modify impacted systems prior to the end of 1998. In some cases identified problems will be addressed with repair projects to be completed in 1999. Progress against these plans is monitored and reported to senior management and to the Audit Committee of the Board of Directors on a regular basis. Implementation of required changes to, and testing of, critical business systems is expected to be complete by the

               10
Donaldson Company
end of 1998. Changes to all other systems are expected to be complete by July 1999. Testing of non-critical systems will be performed on a spot basis; more extensive testing may be initiated if it is deemed appropriate.

    The company has also surveyed its significant suppliers to assess the potential impact on operations if key third parties are not successful in converting their systems in a timely manner. Responses to these surveys are incomplete at this time. Responses received to date indicate that our suppliers are aware of the Year 2000 issue and are implementing all necessary changes, mostly scheduled for completion by mid-1999. Vendors not responding to surveys are now being evaluated and follow-up action will take place over the next several months.

    Incremental costs (including contractor expenses and the cost of internal resources dedicated to achieving Year 2000 compliance) are charged to expense as incurred. Total costs for all relevant activity is estimated to be $5 million, of which approximately 70 percent has been spent to date.

    In general, the company has a relatively low risk profile relative to Year 2000 issues. Only a small percentage of our products contain microprocessors and all of our product range is now Year 2000 compliant. Our information systems (financial, purchasing, manufacturing planning, etc.) are easily inventoried and detailed modification plans exist and are being executed. Our manufacturing systems are, in general, standard pieces of equipment with relatively few proprietary or unique operating systems or controls. At this time, the company does not have in place a comprehensive, global contingency plan relative to potential Year 2000 disruptions. Rather, each significant system either has been repaired and tested, or is being repaired. For systems currently being reworked, contingency plans exist to address unforeseen problems.

    The most reasonably likely negative scenario is that modification work will not proceed on schedule, causing some increase to the total cost of achieving Year 2000 compliance. The impact on the company's results of operations if the company or its suppliers or customers are not fully Year 2000 compliant is not reasonably determinable. However, since we are depending on our ability to execute modification plans and our vendors to continue material supply without interruption, there can be no assurance that unforeseen difficulties will not arise for the company or its customers and that related costs will not thereby be incurred. This dependence on the performance of our employees, contractors and vendors, as it relates to the Year 2000 issue, does not appear significantly different from our dependence on these groups relative to a wide range of other expectations (e.g., product quality, dependable delivery, technical support, etc.).

    The company's current accounting and operational software at its Europe subsidiaries will accommodate the conversion on January 1, 1999 to a common currency, the "euro," by members of the European Union. The impact on the company's results of operation if the company or its suppliers or customers are not fully able to accommodate the "euro" conversion is not reasonably determinable.

RISK FACTORS Except for the historical information contained herein, certain of the matters discussed in this annual report are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties, including, but not limited to changing economic and political conditions in the U.S. and in other countries, Year 2000 issues, changes in governmental spending and budgetary policies, governmental laws and regulations surrounding various matters such as environmental remediation, contract pricing, and international trading restrictions, customer product acceptance, and continued access to capital markets. All forecasts and projections in this report are "forward-looking statements," and are based on management's current expectations of the company's near term results, based on current information available pertaining to the company, including the aforementioned risk factors. Actual results could differ materially both due to the risk factors mentioned here, and to other factors not so referenced.

                                                              11
                                                              1998 Annual Report

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                                        Year Ended July 31
(Thousands of dollars except share and per share amounts)          1998             1997            1996
---------------------------------------------------------------------------------------------------------
Net sales                                                  $    940,351     $    833,348    $    758,646

Cost of sales                                                   677,089          583,075         535,772
---------------------------------------------------------------------------------------------------------
         Gross Margin                                           263,262          250,273         222,874

Selling, general and administrative                             152,954          150,270         131,326

Research and development                                         23,509           17,288          15,906

Interest expense                                                  4,671            2,358           2,905

Other expense (income)                                           (4,313)           1,263           1,617
---------------------------------------------------------------------------------------------------------
        Total Expenses                                          176,821          171,179         151,754
---------------------------------------------------------------------------------------------------------
        Earnings Before Income Taxes                             86,441           79,094          71,120

Income taxes                                                     29,390           28,474          27,684
---------------------------------------------------------------------------------------------------------
        Net Earnings                                       $     57,051     $     50,620    $     43,436
=========================================================================================================
Weighted Average Shares Outstanding                          49,332,266       50,314,976      51,473,882
=========================================================================================================
Diluted Shares Outstanding                                   50,229,005       51,216,766      52,026,848
=========================================================================================================
Net Earnings Per Share - Basic                             $       1.16     $       1.01    $        .84
=========================================================================================================
Net Earnings Per Share - Assuming Dilution                 $       1.14     $        .99    $        .84
=========================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

               12
Donaldson Company

                           CONSOLIDATED BALANCE SHEETS

                                                                                                       At July 31
(Thousands of dollars except share amounts)                                                        1998          1997
----------------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets
    Cash and cash equivalents                                                                 $  16,069     $  14,278
    Accounts receivable, net                                                                    161,914       161,440
    Inventories
        Raw materials                                                                            38,346        36,178
        Work in process                                                                          14,557        11,488
        Finished products                                                                        49,114        38,253
----------------------------------------------------------------------------------------------------------------------
            Total Inventories                                                                   102,017        85,919
    Prepaids and other current assets                                                             7,341         7,181
----------------------------------------------------------------------------------------------------------------------
            Total Current Assets                                                                287,341       268,818
Property, Plant and Equipment, at cost
    Land                                                                                          7,726         8,356
    Buildings                                                                                   102,371        98,289
    Machinery and equipment                                                                     256,698       236,038
    Construction in progress                                                                     24,586        11,471
----------------------------------------------------------------------------------------------------------------------
                                                                                                391,381       354,154
    Less accumulated depreciation                                                              (212,514)     (199,559)
                                                                                                178,867       154,595
Other Assets                                                                                     33,113        30,981
----------------------------------------------------------------------------------------------------------------------
                                                                                              $ 499,321     $ 454,394
======================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
    Short-term borrowings                                                                     $  45,491     $  42,027
    Current maturities of long-term debt                                                            405           647
    Trade accounts payable                                                                       59,368        68,317
    Accrued employee compensation and related taxes                                              26,837        28,760
    Income taxes payable                                                                          6,565         2,738
    Warranty and customer support                                                                22,691        28,156
    Other current liabilities                                                                     6,135         5,652
----------------------------------------------------------------------------------------------------------------------
            Total Current Liabilities                                                           167,492       176,297
Long-term Debt                                                                                   50,349         4,201
Deferred Income Taxes                                                                             1,604         1,442
Other Long-term Liabilities                                                                      24,205        28,589
Shareholders' Equity
    Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued                     --            --
    Common stock, $5.00 par value, 80,000,000 shares authorized, 49,655,954 and 54,126,814
        shares issued in 1998 and 1997                                                          248,280       135,317
Additional paid-in capital                                                                        1,199         6,212
    Retained earnings                                                                            39,965       167,444
    Cumulative translation adjustment                                                            (5,135)          934
Treasury stock - 1,274,251 and 4,674,758 shares in 1998 and 1997, at cost                       (28,638)      (63,312)
Receivable from ESOP                                                                               --          (2,730)
----------------------------------------------------------------------------------------------------------------------
            Total Shareholders' Equity                                                          255,671       243,865

                                                                                              $ 499,321     $ 454,394
======================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                              13
                                                              1998 Annual Report

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Year Ended July 31
(Thousands of dollars)                                                                    1998         1997         1996
-------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Net earnings                                                                          $ 57,051     $ 50,620     $ 43,436
Adjustments to reconcile net earnings to net cash provided by operating activities
    Depreciation and amortization                                                       25,272       21,494       21,674
    Write-down of impaired assets                                                        1,000        5,029        2,009
    Equity in earnings of affiliates                                                    (3,655)      (3,025)      (2,445)
    Deferred income taxes                                                                4,226         (950)      (5,683)
    Other                                                                               (7,972)       6,125        6,177
Changes in operating assets and liabilities, net of acquired businesses
    Accounts receivable                                                                 (6,780)     (24,949)      (7,150)
    Inventories                                                                        (20,037)     (14,498)      (2,035)
    Prepaids and other current assets                                                     (656)       3,574       (4,779)
    Trade accounts payable and other accrued expenses                                  (12,305)      11,146       25,720
-------------------------------------------------------------------------------------------------------------------------
        Net Cash Provided by Operating Activities                                       36,144       54,566       76,924

INVESTING ACTIVITIES

Net expenditures on property and equipment                                             (54,705)     (47,327)     (39,297)
Acquisitions and investments in affiliates                                                (920)     (23,606)      (2,152)
Dividends from affiliate                                                                 1,711        3,749          616
-------------------------------------------------------------------------------------------------------------------------
        Net Cash Used in Investing Activities                                          (53,914)     (67,184)     (40,833)

FINANCING ACTIVITIES

Net change in long-term debt                                                            46,307       (5,280)        (361)
Net change in short-term borrowings                                                      4,568       28,976       (8,360)
Payment received from ESOP                                                               2,730         --          2,520
Purchase of treasury stock                                                             (33,250)     (24,904)     (23,143)
Dividends paid                                                                          (9,630)      (8,799)      (7,725)
Exercise of stock options                                                                2,619        1,788          129
-------------------------------------------------------------------------------------------------------------------------
        Net Cash Provided by (Used in) Financing Activities                             13,344       (8,219)     (36,940)
Effect of exchange rate changes on cash                                                  6,217        4,191        3,208
-------------------------------------------------------------------------------------------------------------------------
    Increase (Decrease) in Cash and Cash Equivalents                                     1,791      (16,646)       2,359
Cash and Cash Equivalents, Beginning of Year                                            14,278       30,924       28,565
-------------------------------------------------------------------------------------------------------------------------
        Cash and Cash Equivalents, End of Year                                        $ 16,069     $ 14,278     $ 30,924
=========================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

               14
Donaldson Company

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                  Additional                    Cumulative
(Thousands of dollars,                  Common       Paid-in      Retained     Translation     Treasury    Receivable
except per share amounts)                Stock       Capital      Earnings     Adjustments        Stock     from ESOP       Total
----------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1995                 $135,317      $  2,639     $  93,746        $ 14,824    $ (20,103)    $  (5,250)   $221,173

Treasury stock acquired                                                                         (23,143)                  (23,143)
Stock options exercised                                 (140)         (689)                         958                       129
Payment received from ESOP                                                                                      2,520       2,520
Performance awards                                       114            27                          727                       868
Tax reduction - employee plans                           381                                                                  381
Net earnings                                                        43,436                                                 43,436
Translation adjustments                                                             (8,759)                                (8,759)
Cash dividends ($.15 per share)                                     (7,725)                                                (7,725)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1996                  135,317         2,994       128,795           6,065      (41,561)       (2,730)    228,880

Treasury stock acquired                                                                         (24,904)                  (24,904)
Stock options exercised                                  174        (3,266)                       2,198                      (894)
Performance awards                                     1,426            94                          955            --       2,475
Tax reduction - employee plans                         1,618                                                                1,618
Net earnings                                                        50,620                                                 50,620
Translation adjustments                                                             (5,131)                                (5,131)
Cash dividends ($.17 per share)                                     (8,799)                                                (8,799)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1997                  135,317         6,212       167,444             934      (63,312)       (2,730)    243,865

Treasury stock acquired                                                                         (33,250)                  (33,250)
Stock options exercised                                  143        (5,145)                       3,135                    (1,867)
Payment received from ESOP                                                                                      2,730       2,730
Performance awards                                    (1,546)          594                        1,349                       397
Tax reduction - employee plans                         2,444                                                                2,444
Net earnings                                                        57,051                                                 57,051
Translation adjustments                                                             (6,069)                                (6,069)
Two-for-one stock split                112,963        (6,054)     (170,349)                      63,440                        --
Cash dividends ($.19 per share)                                     (9,630)                                                (9,630)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1998                 $248,280      $  1,199     $  39,965        $ (5,135)   $ (28,638)    $      --    $255,671
==================================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                              15
                                                              1998 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Donaldson Company, Inc. and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The accounts of overseas subsidiaries are included for fiscal years ended June 30. Certain amounts in prior periods have been reclassified to conform to the current presentation. The reclassifications had no impact on the net earnings as previously reported.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION For most foreign operations, local currencies are considered the functional currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains or losses, net of applicable deferred taxes, are accumulated in the foreign currency adjustment in shareholders' equity. Foreign currency transaction losses of $1.4 million, $0.5 million and $1.1 million in 1998, 1997 and 1996, respectively, are included in earnings before income taxes.

CASH EQUIVALENTS The company considers all highly liquid temporary investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

INVENTORIES Inventories are stated at the lower of cost or market. Domestic inventories are valued using the last-in, first-out (LIFO) method, while the overseas subsidiaries use the first-in, first-out (FIFO) method. Inventories valued at LIFO were 60 percent and 57 percent of total inventories at July 31, 1998 and 1997, respectively.

    The current cost of inventories valued under the LIFO method exceeded their LIFO carrying values by $19.9 million and $19.5 million at July 31, 1998 and 1997, respectively.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Depreciation is computed principally by use of declining balance methods on facilities and equipment acquired on or prior to July 31, 1992. The company adopted the straight-line depreciation method for all property acquired after July 31, 1992. Accelerated depreciation methods are generally used for income tax purposes.

    The estimated useful lives of property, plant and equipment are as follows:

--------------------------------------------------------------------------------
Buildings                                                         10 to 40 years

Machinery and Equipment                                            3 to 10 years
================================================================================

INTANGIBLE ASSETS Intangible assets are recorded at their estimated fair values at date of acquisition and are amortized on a straight-line basis over periods ranging up to 15 years.

IMPAIRMENT OF LONG-LIVED ASSETS The company reviews the long-lived assets, including identifiable intangibles and associated goodwill, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows.

    During 1998 and 1997, the company reassessed the carrying value of certain amounts of purchased intangibles related to previous business acquisitions. As a result, a total non-cash charge of $1.0 million and $5.0 million was recorded and is included in selling, general and administrative expenses on the consolidated statement of earning in 1998 and 1997, respectively.

               16
Donaldson Company

INCOME TAXES Deferred tax assets and liabilities are recognized for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed.

EARNINGS PER SHARE During the second quarter of fiscal 1998, the company adopted Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share." All current and prior year earnings per share data have been restated to conform to the provisions of SFAS 128.

    The company's basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares. The company's diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive.

    The following table presents information necessary to calculate basic and diluted earnings per common share and common share equivalent:

(Thousands of dollars
except share and per share amounts)                1998        1997        1996
--------------------------------------------------------------------------------

Weighted average shares
    outstanding - Basic                         $49,332     $50,315     $51,474

    Dilutive share equivalents                      897         902         553
--------------------------------------------------------------------------------

Weighted average shares - Diluted                50,229      51,217      52,027
================================================================================

Net earnings for basic and diluted
    earnings per share computation              $57,051     $50,620     $43,436
================================================================================

Basic earnings per share                        $  1.16     $  1.01     $   .84
================================================================================

Diluted earnings per share                      $  1.14     $   .99     $   .84
================================================================================

    Earnings per share amounts, stock options, dividends, and shares outstanding have been restated to reflect the company's 2-for-1 stock split effected in the form of a stock dividend issued on January 13, 1998.

TREASURY STOCK Repurchased Common Stock is stated at cost and is presented as a separate reduction of shareholders' equity.

RESEARCH AND DEVELOPMENT All expenditures for research and development are charged against earnings in the year incurred.

STOCK-BASED COMPENSATION Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Inter pretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for performance equity units is recorded based on the quoted market price of the company's stock at the end of the period.

REVENUE RECOGNITION Revenue is recognized when product is shipped and invoiced or performance of services is complete.

PRODUCT WARRANTIES The company provides for estimated warranty costs and accrues for specific items at the time their existence is known and the amounts are determinable.

NEW ACCOUNTING STANDARDS Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," are effective for fiscal years beginning after December 15, 1997 and SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal years beginning after June 15, 1999. SFAS 130 requires a company to display an amount representing comprehensive income, as defined by the statement, as part of the company's basic financial statements. Comprehensive income will include items such as unrealized gains or losses on certain investment

                                                              17
                                                              1998 Annual Report
securities and foreign currency items. The adoption of SFAS 130 results in disclosure only for financial reporting purposes, therefore will not affect the financial results of the company.

    SFAS 131 requires a company to disclose financial and other information, as defined by the statement, about its business segments, their products and services, geographic areas, major customers, revenues, profits, assets and other information. The company has not yet assessed what impact SFAS 131 will have on its consolidated financial statement reporting.

    SFAS 133 requires a company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the hedged assets, liabilities, or firm commitments are recognized through earnings or in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the company.


NOTE B
ACQUISITIONS

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

    During 1998, the company acquired an additional 10 percent of PT Panata Jaya Mandiri in Jakarta, Indonesia for $0.7 million. This additional investment brought the total ownership in this joint venture to 30 percent.

    The company also invested approximately $1.6 million for a 50 percent ownership in MSCA, LLC in Monticello, Indiana. Operating results were immaterial in fiscal 1998.

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

    The Armada Tube Group manufactures exhaust products. The excess of purchase price over the fair values of the net assets acquired was $5.3 million and has been recorded as goodwill which is being amortized on a straight-line basis over 15 years. In 1998 the company reassessed the goodwill related to this acquisition and recorded a non-cash charge of $1.0 million included in selling, general and administrative expenses.

    In July 1997, the company acquired the assets of Aercology Incorporated, located in Old Saybrook, Connecticut, for $9.8 million in cash. Aercology manufactures industrial air filtration products. The excess purchase price over the fair value of the net assets acquired was $6.7 million and has been recorded as goodwill which is being amortized on a straight-line basis over 15 years.

    During 1996, the company acquired all of the common stock of Tecnov S.A., a French manufacturer of heavy-duty exhaust mufflers and invested in a Torit Products manufacturer in the People's Republic of China.

               18
Donaldson Company

NOTE C
CREDIT FACILITIES

In December 1997, the company amended and renewed a five-year revolving facility with a group of participating banks under which it may borrow up to $100 million. The agreement provides that loans may be made under a selection of rate formulas including Base Rate Advance or Eurocurrency Rate Advance. The interest rate on each advance is based on certain adjusted leverage and debt to capitalization ratios. Facility fees and other fees on the entire loan commitment are payable for the duration of this facility. Total amount outstanding under this credit facility was $22.0 million and $25.0 million, leaving $78.0 million and $75.0 million available for further borrowing under such facility at July 31, 1998 and 1997, respectively. The weighted average interest rate on short-term borrowings outstanding at July 31, 1998 and 1997 was
5.29 percent and 5.95 percent, respectively.

    At July 31, 1998, there was an additional $25 million available for use under uncommitted facilities which provide unsecured borrowings for general corporate purposes. The total amount outstanding under this credit facility was $1.0 million, leaving $24.0 million available for further borrowing under such facility at July 31, 1998. The weighted average interest rate on this facility was 5.29 percent. There were no amounts outstanding under these facilities at July 31, 1997.

    Overseas subsidiaries may borrow under various uncommitted facilities. As of July 31, 1998 and 1997, borrowings under these facilities were $22.5 million and $17.0 million, respectively. The weighted average interest rate on short-term borrowings outstanding at July 31, 1998 and 1997 was 5.47 percent and 7.4 percent, respectively.


NOTE D
LONG-TERM DEBT

Long-term debt consists of the following:

(Thousands of dollars)                                         1998        1997
--------------------------------------------------------------------------------

U.S.

6.20% Unsecured senior notes due July 15, 2005;
    interest payable semi-annually (net of
    unamortized issue cost of $0.6 million)                 $22,446     $    --

6.31% Unsecured senior notes due July 15, 2008;
    interest payable semi-annually (net of
    unamortized issue cost of $0.6 million)                  26,350          --

Other                                                           493       2,950

OVERSEAS SUBSIDIARIES                                         1,465       1,898
--------------------------------------------------------------------------------

        Total                                                50,754       4,848

    Less Current Maturities                                     405         647
--------------------------------------------------------------------------------

        Total Long-Term Debt                                $50,349     $ 4,201
================================================================================

    Annual maturities of long-term debt for the next five years are $0.4 million in 1999, $0.3 million in 2000, $94,000 in 2001, $28,800 in 2002, $28,800 in 2003
and $49.8 million thereafter. The carrying value of long-term debt approximates its fair market value.

    Total interest paid relating to all debt was $4.6 million, $2.4 million and $2.8 million in 1998, 1997 and 1996, respectively. In addition, total interest expense recorded in 1998, 1997 and 1996 was $4.7 million, $2.4 million and $2.9 million, respectively. Certain note agreements contain debt covenants related to working capital levels and limitations on indebtedness. Further, the company is restricted from paying dividends or repurchasing Common Stock if its tangible net worth (as defined) does not exceed certain minimum levels. At July 31, 1998, under the most restrictive agreement, tangible net worth exceeded the minimum by $85.0 million.

    Subsequent to year-end, the company issued an additional $25.0 million in
6.39 percent senior notes due August 15, 2010. These senior notes require principal payments of $5.0 million per year starting in year eight of the term.

                                                              19
                                                              1998 Annual Report

NOTE E
EMPLOYEE BENEFIT PLANS

PENSION PLANS Donaldson Company, Inc. and certain of its subsidiaries have defined benefit pension plans for substantially all hourly and salaried employees. The domestic plan provides defined benefits pursuant to a cash balance feature whereby a participant accumulates a benefit comprised of a percentage of current salary which varies with years of service, interest credits and transition credits. The overseas plans generally provide pension benefits based on years of service and compensation level. The company's general funding policy is to make contributions as required by applicable regulations. The assets are primarily invested in diversified equity and debt portfolios.

    Cost for the company's pension plans includes the following components:

(Thousands of dollars)                             1998        1997        1996
--------------------------------------------------------------------------------

Service cost                                    $ 6,570     $ 6,184     $ 5,224

Interest cost on projected benefit obligation     8,465       8,189       7,029

Actual return on plan assets                     (8,955)    (26,078)     (4,391)

Net amortization and deferral                      (739)     18,324      (3,221)
--------------------------------------------------------------------------------

Net Periodic Pension Expense                    $ 5,341     $ 6,619     $ 4,641
================================================================================

    The funded status of the company's pension plans as of July 31, 1998 and 1997, is as follows:

(Thousands of dollars)                                         1998        1997
--------------------------------------------------------------------------------

Plan assets at fair value                                  $123,956    $112,161

Accumulated benefit obligation:

    Vested                                                  (98,712)    (85,393)

    Nonvested                                                (4,921)     (4,015)

Provision for future salary increases                       (17,580)    (28,266)
--------------------------------------------------------------------------------

Plan assets in excess of (less than)
    projected benefit obligation                              2,743      (5,513)

Unrecognized net loss                                         1,344       2,547

Unrecognized prior service cost                                 863       4,987

Unrecognized net transition asset                            (5,963)     (7,059)

Additional minimum liability                                 (2,442)       (628)
--------------------------------------------------------------------------------

    Accrued Pension Liability                              $ (3,455)   $ (5,666)
================================================================================

    The principal actuarial assumptions:

                                                   1998        1997        1996
--------------------------------------------------------------------------------

Discount rate                                      7.25%        7.5%        8.0%

Rate of future compensation increases               6.0%        6.0%        5.5%

Expected long-term rate of return                   9.0%        9.0%        9.0%
--------------------------------------------------------------------------------

EMPLOYEE STOCK OWNERSHIP PLAN In 1987, the company established an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. The ESOP borrowed $21.0 million from the company to purchase 3,600,000 newly issued shares of Common Stock. These shares were held in trust and were issued to employees' accounts in the ESOP as the loan was repaid over 10 years. At July 31, 1998 and 1997, the total 3,600,000 shares have been allocated to employees. The loan obligation of the ESOP was considered unearned employee benefit expense and, as such, was recorded as a reduction of the company's shareholders' equity. The company's contributions to the ESOP, plus dividends paid on unallocated shares held by the ESOP, were used to repay the loan principal and interest. Both the loan obligation and the unearned benefit expense were reduced by the amount of loan principal repayments made by the ESOP. The ESOP contribution expense totaled $2.6 million and $2.5 million in 1997 and 1996, respectively. The ESOP's 10-year term was completed at July 31, 1997.

401(k) SAVINGS PLAN The company provides a contributory employee savings plan which permits participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. Company's contributions under this plan are based primarily on the performance of the business units and employee compensation. Total contribution expense was $2.9 million for the year ended July 31, 1998.

               20
Donaldson Company

NOTE F
SHAREHOLDERS' EQUITY

STOCK RIGHTS On January 12, 1996, the Board of Directors of the company approved the extension of the benefits afforded by the company's existing rights plan by adopting a new shareholder rights plan. Pursuant to the new Rights Agreement, dated as of January 12, 1996, by and between the company and Norwest Bank Minnesota, National Association, as Rights Agent, one Right was issued on March 4, 1996 for each outstanding share of Common Stock, par value $5.00 per share, of the company upon the expiration of the company's existing Rights. Each of the new Rights will entitle the registered holder to purchase from the company one one-thousandth of a share of Series A Junior Participating Preferred Stock, without par value, at a price of $130.00 per one one-thousandth of a share. The Rights, however, will not become exercisable unless and until, among other things, any person acquires 15 percent or more of the outstanding Common Stock of the company. If a person acquires 15 percent or more of the outstanding Common Stock of the company (subject to certain conditions and exceptions more fully described in the Rights Agreement), each Right will entitle the holder (other than the person who acquired 15 percent or more of the outstanding Common Stock) to purchase Common Stock of the company having a market value equal to twice the exercise price of a Right. The new Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on March 3, 2006.

EMPLOYEE INCENTIVE PLANS In November 1991, shareholders approved the 1991 Master Stock Compensation Plan. The Plan extends through December 2001 and allows for the granting of nonqualified stock options, incentive stock options, restricted stock, stock appreciation rights (SARs), dividend equivalents, dollar-denominated awards and other stock-based awards.

    The 1980 Master Stock Compensation Plan allows for the granting of nonqualified stock options and incentive stock options. Both plans allow for the granting of performance awards to a limited number of key executives. The awards are payable in Common Stock and are based on a formula which measures performance of the company over a three-year period. Performance award expense totaled $0.7 million, $3.5 million and $2.1 million in 1998, 1997 and 1996, respectively. Options under both Plans are granted to key employees at or above 100 percent of the market price at the date of grant. Options are exercisable for up to 10 years from the date of grant.

STOCK OPTIONS Stock options issued during fiscal 1997 and 1998 become exercisable in each of the following three years, in an equal number of shares each year, for both executives and non-executives. Stock options issued prior to fiscal 1997 for non-executives and during fiscal 1996 for executives become exercisable over a four-year period in an equal number of shares each year. Prior to fiscal 1996 stock options vested immediately for executives. At July 31, 1998, options to purchase 3,348,176 shares are outstanding under these plans.

    In fiscal 1997, the company adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation." SFAS 123 encourages entities to adopt a fair value-based method of accounting for employee stock compensation plans, but allows companies to continue to account for those plans using the accounting prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees." The company has elected to continue to account for stock based compensation using APB 25, making pro forma disclosures of net earnings and earnings per share as if the fair value-based method had been applied. Accordingly, no compensation expense has been recorded for the stock option plans. Had compensation expense for the stock option plans been determined under SFAS 123 in fiscal 1998, 1997 and 1996, the company's net income and earnings per share would have been approximately $55.7 million and $1.11; $49.4 million and $.97, and $42.8 million and $.83, respectively. The pro forma effect on net income and earnings per share is not representative of the pro forma net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

                                                              21
                                                              1998 Annual Report

    For purposes of computing compensation cost of stock options granted, the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: 5.63 percent risk free interest rate in 1998 and 6.13 percent risk free interest rate in 1997 and 1996, three, six, seven or nine year lives in 1998 and five or seven year lives in 1997 and 1996, 22.5 percent expected volatility in 1998 and 19.4 percent expected volatility in 1997 and 1996, and 1 percent expected dividend yield in 1998, 1997 and 1996. Black-Scholes is a widely accepted stock option pricing model; however, the ultimate value of stock options granted will be determined by the actual lives of options granted and future price levels of the company's common stock.

    The weighted average fair value for options granted during fiscal 1998, 1997 and 1996 is $6.35, $7.76 and $6.19 per share, respectively.

    The number and option price of options granted under these plans were as follows:

                                                  Options      Weighted Average
                                              Outstanding        Exercise Price
--------------------------------------------------------------------------------
Outstanding at July 31, 1995                    3,084,982               $  9.27
    Granted                                       402,582                 12.58
    Exercised                                    (191,798)                 9.12
    Canceled                                      (34,000)                 7.68
--------------------------------------------------------------------------------
Outstanding at July 31, 1996                    3,261,766                  9.70
    Granted                                       627,778                 15.94
    Exercised                                    (567,736)                 9.14
    Canceled                                       (4,500)                12.38
--------------------------------------------------------------------------------
Outstanding at July 31, 1997                    3,317,308                 10.98
    Granted                                       472,595                 22.83
    Exercised                                    (419,728)                 8.40
    Canceled                                      (21,999)                14.98
--------------------------------------------------------------------------------
OUTSTANDING AT JULY 31, 1998                    3,348,176                $12.95
================================================================================

    At July 31, 1998 and 1997 there were 2,536,342 and 2,648,258 options exercisable, respectively. Shares reserved at July 31, 1998 for outstanding options and future grants were 7,930,077.

    The following table summarizes information concerning currently outstanding and exercisable options:

                                   Weighted
                                    Average    Weighted                 Weighted
                                  Remaining     Average                  Average
       Range of        Number   Contractual    Exercise        Number   Exercise
Exercise Prices   Outstanding   Life (Years)      Price   Exercisable      Price
--------------------------------------------------------------------------------
       $0 to $5        52,200           .94      $ 3.33        52,200     $ 3.33
      $5 to $10     1,184,312          2.50        8.76     1,184,312       8.76
     $10 to $15     1,170,224          5.93       12.28     1,023,524      12.27
  $15 and above       941,440          8.64       19.58       276,306      18.38
--------------------------------------------------------------------------------
                    3,348,176          5.40      $12.95     2,536,342     $11.11
================================================================================

NOTE G
INCOME TAXES

The components of earnings before income taxes are as follows:

(Thousands of dollars)                             1998        1997        1996
--------------------------------------------------------------------------------
Earnings before income taxes:
United States                                   $60,673     $50,259     $47,589
Overseas                                         25,768      28,835      23,531
--------------------------------------------------------------------------------
    Total                                       $86,441     $79,094     $71,120
================================================================================

    The components of the provision for income taxes are as follows:

(Thousands of dollars)                             1998        1997        1996
--------------------------------------------------------------------------------
Income Taxes:
Current:
    Federal                                     $15,931     $18,527     $21,796
    State                                         1,837       2,092       2,047
    Overseas                                      7,396       8,805       9,524
--------------------------------------------------------------------------------

                                                 25,164      29,424      33,367
================================================================================
Deferred:
    Federal                                       3,410        (525)     (5,424)
    State                                           195         (30)       (470)
    Overseas                                        621        (395)        211
--------------------------------------------------------------------------------

                                                  4,226        (950)     (5,683)
--------------------------------------------------------------------------------

        Total                                   $29,390     $28,474     $27,684
================================================================================

               22
Donaldson Company

    The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(Thousands of dollars)                              1998        1997       1996
--------------------------------------------------------------------------------

Deferred Tax Assets:

    Compensation and retirement plans           $  5,705    $  6,979    $10,587

    Accrued expenses                               8,365       9,758      7,155

    Brazilian asset write-down                       720         498        571

    NOL carryforwards                              2,070       2,115      1,553

    Inventories                                    1,095       1,074      1,861

    Investment in joint venture                    1,195       1,306        957

    Cumulative translation adjustment              2,646          --         --

    Other                                          3,630       3,650      4,689
--------------------------------------------------------------------------------

        Gross Deferred Tax Assets                 25,426      25,380     27,373

Valuation Allowance                               (1,172)     (1,316)    (1,615)
--------------------------------------------------------------------------------

        Net Deferred Tax Assets                   24,254      24,064     25,758

Deferred Tax Liabilities:

    Depreciation and amortization                 (8,573)     (6,756)    (5,397)

    Cumulative translation adjustment                 --        (502)    (3,264)

Other                                             (2,224)     (1,987)    (1,445)
--------------------------------------------------------------------------------

        Gross Deferred Tax Liabilities           (10,797)     (9,245)   (10,106)
--------------------------------------------------------------------------------

            Net Deferred Taxes                   $13,457     $14,819    $15,652
================================================================================

    The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

                                                    1998        1997       1996
--------------------------------------------------------------------------------

Statutory U.S. federal rate                         35.0%       35.0%      35.0%

State income taxes                                   1.4         1.7        1.5

Overseas taxes at (lower) higher rates              (1.3)       (2.1)       2.1

Other                                               (1.1)        1.4        0.3
--------------------------------------------------------------------------------

                                                    34.0%       36.0%      38.9%
================================================================================

    At July 31, 1998, certain overseas subsidiaries had available net operating loss carryforwards of approximately $5.8 million to offset future taxable income. The majority of such carryforwards expire after 2001. Unremitted earnings of overseas subsidiaries amounted to approximately $79.8 million at July 31, 1998. The majority of those earnings are intended to be indefinitely reinvested and, accordingly, no income taxes have been provided. If a portion were to be remitted, foreign tax credits would substantially offset any resulting tax liability. It is not practicable to estimate the amount of unrecognized taxes on these undistributed earnings due to the complexity of the computation.

    The company made cash payments for income taxes of $22.5 million, $30.7 million and $20.5 million in 1998, 1997 and 1996, respectively.


NOTE H
SEGMENT INFORMATION

The company operates on a worldwide basis in a single business segment which consists of the design, manufacture and sale of filtration products. The company's key markets for filters are heavy-duty truck and equipment, light-duty truck, in-plant air cleaning systems, industrial gas turbines and computer disk drives.

                                                              23
                                                              1998 Annual Report

    The table below sets forth information about operations in different geographic areas:

(Thousands of dollars)        United States      Europe       Japan   China/Hong Kong   Other Countries  Eliminations  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
1998

Sales to customers                $ 615,770   $ 160,211   $  69,695         $  55,506         $  39,169    $    --        $ 940,351

Sales between geographic areas       81,256       1,995       1,484             2,179             1,812      (88,726)          --
------------------------------------------------------------------------------------------------------------------------------------

    Net Sales                     $ 697,026   $ 162,206   $  71,179         $  57,685         $  40,981    $ (88,726)     $ 940,351
====================================================================================================================================

    Operating Income              $  43,664   $  18,974   $   7,183         $  15,369         $   3,066    $  (1,457)     $  86,799
====================================================================================================================================

Identifiable Assets:

Accounts receivable, net          $  82,711   $  39,206   $  16,446         $  16,856         $   6,695    $    --        $ 161,914

Other                               256,483     118,953      21,183            33,951            25,532     (137,609)       318,493
------------------------------------------------------------------------------------------------------------------------------------

Total identifiable assets         $ 339,194   $ 158,159   $  37,629         $  50,807         $  32,227    $(137,609)     $ 480,407

General corporate assets                                                                                                     18,914
------------------------------------------------------------------------------------------------------------------------------------

    Total Assets                                                                                                          $ 499,321
====================================================================================================================================

1997

Sales to customers                $ 522,289   $ 141,358   $  78,704         $  54,437         $  36,560    $    --        $ 833,348

Sales between geographic areas       46,414       1,930       2,006             1,831               621      (52,802)          --
------------------------------------------------------------------------------------------------------------------------------------

    Net Sales                     $ 568,703   $ 143,288   $  80,710         $  56,268         $  37,181    $ (52,802)     $ 833,348
====================================================================================================================================

    Operating Income              $  37,397   $  17,739   $   9,331         $  13,910         $   4,525    $    (187)     $  82,715
====================================================================================================================================

Identifiable Assets:

Accounts receivable, net          $  77,201   $  38,766   $  22,635         $  15,776         $   7,062    $    --        $ 161,440

Other                               157,235     104,445      23,788            23,154            26,661      (56,096)       279,187
------------------------------------------------------------------------------------------------------------------------------------

Total identifiable assets         $ 234,436   $ 143,211   $  46,423         $  38,930         $  33,723    $ (56,096)     $ 440,627

General corporate assets                                                                                                     13,767
------------------------------------------------------------------------------------------------------------------------------------

    Total Assets                                                                                                          $ 454,394
====================================================================================================================================

1996

Sales to customers                $ 474,831   $ 129,765   $  80,734         $  36,466         $  36,850    $    --        $ 758,646

Sales between geographic areas       36,566       1,137       1,910             1,766               418      (41,797)          --
------------------------------------------------------------------------------------------------------------------------------------

    Net Sales                     $ 511,397   $ 130,902   $  82,644         $  38,232         $  37,268    $ (41,797)     $ 758,646
====================================================================================================================================

    Operating Income              $  35,535   $  17,713   $  10,955         $   9,775         $   1,864    $    (200)     $  75,642
====================================================================================================================================

Identifiable Assets:

Accounts receivable, net          $  58,591   $  37,403   $  24,515         $   8,919         $   7,679    $      38      $ 137,145

Other                               143,975      59,616      24,169            17,167             8,708      (29,216)       224,419
------------------------------------------------------------------------------------------------------------------------------------

Total identifiable assets         $ 202,566   $  97,019   $  48,684         $  26,086         $  16,387    $ (29,178)     $ 361,564

General corporate assets                                                                                                     41,286
------------------------------------------------------------------------------------------------------------------------------------

    Total Assets                                                                                                          $ 402,850
====================================================================================================================================

               24
Donaldson Company

    Sales between geographic areas are made at cost plus a proportionate share of operating profit. Net income of foreign operations includes royalty income and reflects the gain or loss in foreign currency exchange. General corporate assets include corporate cash and cash equivalents and buildings and equipment used for corporate purposes. Sales to one customer accounted for 11 percent, 11 percent and 12 percent of net sales in 1998, 1997 and 1996, respectively.


NOTE I
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(Thousand of dollars,                First       Second       Third      Fourth
except per share amounts)           Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------

1998

Net Sales                          $234,067    $232,974    $233,840    $239,470

Gross Margin                         68,390      64,940      62,744      67,188

Net Earnings                         14,018      12,509      15,924      14,600

Diluted Earnings Per Share              .27         .25         .32         .30

Dividends Declared Per Share            .05         .05         .05         .05
--------------------------------------------------------------------------------

1997

Net Sales                          $187,176    $196,849    $213,876    $235,447

Gross Margin                         56,132      58,195      66,204      69,742

Net Earnings                         11,590      10,976      14,200      13,854

Diluted Earnings Per Share              .22         .22         .28         .27

Dividends Declared Per Share            .04         .04         .05         .05
--------------------------------------------------------------------------------

    The above diluted earnings per share and dividends declared per share amounts have been restated for the 2-for-1 stock split issued in January 1998 and the adoption of SFAS 128 in the second quarter of fiscal 1998.


NOTE J
CONTINGENCIES

The company is involved on an on-going basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company's results of operations, financial condition or liquidity.



REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
Donaldson Company, Inc.

We have audited the accompanying consolidated balance sheets of Donaldson Company, Inc. and subsidiaries as of July 31, 1998 and 1997, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Donaldson Company, Inc. and subsidiaries at July 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 31, 1998, in conformity with generally accepted accounting principles.


/s/ ERNST & YOUNG LLP


Minneapolis, Minnesota
September 11, 1998

                                                              25
                                                              1998 Annual Report

                        ELEVEN-YEAR COMPARISON OF RESULTS



(Thousands of dollars, except per share
amounts)                                       1998        1997         1996
--------------------------------------------------------------------------------


OPERATING RESULTS
Net sales                                    $940,351    $833,348    $758,646
Gross margin                                 $263,262     250,273     222,874
Gross margin percentage                          28.0%       30.0%       29.4%
Operating income                             $ 86,799      82,715      75,642
Operating income percentage                       9.2%        9.9%       10.0%
Interest expense                             $  4,671       2,358       2,905
Earnings before income taxes                 $ 86,441      79,094      71,120
Income taxes                                 $ 29,390      28,474      27,684
Effective income tax rate                        34.0%       36.0%       38.9%
Net earnings                                 $ 57,051      50,620      43,436
Return on sales                                   6.1%        6.1%        5.7%
Return on average shareholders' equity           22.8%       21.4%       19.3%
Return on investment                             20.6%       20.8%       18.5%


FINANCIAL POSITION
Total assets                                 $499,321     454,394     402,850
Current assets                               $287,341     268,818     250,751
Current liabilities                          $167,492     176,297     138,578
Working capital                              $119,849      92,521     112,173
Current ratio                                     1.7         1.5         1.8
Current debt                                 $ 45,896      42,674      13,145
Long-term debt                               $ 50,349       4,201      10,041
Total debt                                   $ 96,245      46,875      23,186
Shareholders' equity                         $255,671     243,865     228,880
Long-term capitalization ratio                   16.5%        1.7%        4.2%
Property, plant and equipment, net           $178,867     154,595     124,913
Net expenditures on
  property, plant and equipment              $ 54,705      47,327      39,297
Depreciation and amortization                $ 25,272      21,494      21,674


SHAREHOLDER INFORMATION
Net earnings per share - Assuming Dilution   $   1.14         .99         .84
Dividends paid per share                     $    .19         .17         .15
Shareholders' equity per share               $   5.28        4.93        4.52
Shares outstanding (000s)                      48,382      49,452      50,650
Common stock price range, per share
  High                                       $27 3/16      20 3/8          14
  Low                                        $18 9/16      12 5/8    11 15/16
--------------------------------------------------------------------------------

   AMOUNTS ARE ADJUSTED FOR ALL STOCK SPLITS AND REFLECT ADOPTION OF SFAS 128. OPERATING INCOME IS GROSS MARGIN LESS SELLING, GENERAL AND ADMINISTRATIVE, AND RESEARCH AND DEVELOPMENT EXPENSE.
   RETURN ON INVESTMENT IS NET EARNINGS DIVIDED BY AVERAGE LONG-TERM DEBT PLUS AVERAGE SHAREHOLDERS' EQUITY.
   LONG-TERM CAPITALIZATION RATIO IS LONG-TERM DEBT DIVIDED BY LONG-TERM DEBT PLUS SHAREHOLDERS' EQUITY.
(1)EXCLUDES THE CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE OF $2,206, OR $.08 PER SHARE, IN 1994 AND EXTRAORDINARY CREDITS OF $1,384, OR $.05 PER SHARE, IN 1988.

26
Donaldson Company

[REPORT CONTINUED FROM PREVIOUS PAGE]


   1995        1994          1993        1992        1991        1990        1989        1988
-----------------------------------------------------------------------------------------------



$703,959    $593,503      $533,327    $482,104    $457,692    $422,885    $397,535    $362,862
 197,979     166,599       152,236     133,574     129,858     121,454     105,275     104,828
    28.1%       28.1%         28.5%       27.7%       28.4%       28.7%       26.5%       28.9%
  65,531      52,079        45,246      41,249      41,304      44,354      37,851      36,047
     9.3%        8.8%          8.5%        8.6%        9.0%       10.5%        9.5%        9.9%
   3,089       3,362         2,723       2,681       3,526       3,731       3,555       3,229
  63,172      50,193        44,682      41,721      39,385      34,875      27,664      29,868
  24,636      18,244        16,468      15,952      15,337      13,849      12,230      13,630
    39.0%       36.3%         36.9%       38.2%       38.9%       39.7%       44.2%       45.6%
  38,536      31,949(1)     28,214      25,769      24,048      21,026      15,434      16,238(1)
     5.5%        5.4%          5.3%        5.3%        5.3%        5.0%        3.9%        4.5%
    18.8%       17.6%         16.9%       17.2%       18.0%       17.8%       15.1%       15.6%
    17.6%       16.0%         15.0%       14.8%       14.9%       14.2%       11.5%       11.7%



 381,042     337,360       300,217     286,348     253,194     245,947     204,813     193,548
 247,904     220,308       196,014     187,360     169,398     168,522     130,848     122,602
 123,747     115,757        93,666      89,956      77,537      79,917      58,009      52,126
 124,157     104,551       102,348      97,404      91,861      88,605      72,839      70,476
     2.0         1.9           2.1         2.1         2.2         2.1         2.3         2.4
  20,800      16,956         7,595      11,425       6,380      11,384       8,602       3,875
  10,167      16,028        18,920      23,482      25,673      28,320      30,750      33,784
  30,967      32,984        26,515      34,907      32,053      39,704      39,352      37,659
 221,173     189,697       174,008     160,303     138,947     128,787     107,516      97,254
     4.4%        7.8%          9.8%       12.8%       15.6%       18.0%       22.2%       25.8%
 110,640      99,559        90,515      84,899      72,863      68,290      61,914      62,160


  25,334      24,642        15,005      15,538      16,208      16,055      11,567       9,954
  20,529      16,365        14,752      14,047      12,187      10,857      10,583      10,351



     .73         .59(1)        .51         .46         .42         .37         .27         .28(1)
     .14         .12           .10         .09         .07         .06         .06         .05
    4.23        3.58          3.19        2.91        2.51        2.23        1.88        1.70
  52,370      53,020        54,564      55,138      55,478      57,728      57,386      57,194


      14      131/16        101/16      715/16       69/16      513/16      215/16      413/16
10 15/16       9 1/8             7      5 3/16      4 1/16     2 13/16       2 3/4     11 3/16
-----------------------------------------------------------------------------------------------


                                                              27
                                                              1998 Annual Report

                                           CORPORATE AND SHAREHOLDER INFORMATION



NYSE LISTING

The common shares of Donaldson Company, Inc. are traded on the New York Stock Exchange, under the symbol DCI.

SHAREHOLDER INFORMATION

For any concerns relating to your current or prospective shareholdings, please contact Shareholder Services at (800)468-9716 or (612)450-4064.

DIVIDEND REINVESTMENT PLAN

As of September 21, 1998, 1,000 of Donaldson Company's approximately 1,700 shareholders of record were participating in the Dividend Reinvestment Plan. Under the plan, shareholders can invest Donaldson Company dividends in additional shares of company stock. They may also make periodic voluntary cash investments for the purchase of company stock.

      Both alternatives are provided without service charges or brokerage commissions. Shareholders may obtain a brochure giving further details by writing Shareholder Services, Donaldson Company, Inc., M.S. 101, P.O. Box 1299, Minneapolis, Minnesota 55440.

ANNUAL MEETING

The annual meeting of shareholders will be held at 10 a.m. on Friday, November 20, 1998, at The Conference Center at Atrium Center, 3105 E. 80th Street, Bloomington, Minnesota. You are welcome to attend.

10-K REPORTS

Copies of the Report 10-K, filed with the Securities and Exchange Commission, are available on request from Shareholder Services, Donaldson Company, Inc., M.S. 101, P.O. Box 1299, Minneapolis, Minnesota 55440. In addition, these and similar reports can be accessed through our web site at www.donaldson.com.

AUDITORS
Ernst & Young LLP,
Minneapolis, Minnesota

PUBLIC RELATIONS COUNSEL
Padilla Speer Beardsley Inc.,
Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR
Norwest Bank Minnesota, N.A.,
South St. Paul, Minnesota

SIX-YEAR QUARTERLY HIGH-LOW STOCK PRICES

                          [PLOT POINTS CHART OMITTED]

28
Donaldson Company

                    BOARD OF DIRECTORS AND CORPORATE OFFICERS


--------------------------------------------------------------------------------


BOARD OF DIRECTORS                                                                         CORPORATE OFFICERS
F. GUILLAUME BASTIAENS, 55,                KENDRICK B. MELROSE, 58,                        WILLIAM G. VAN DYKE, 53,
Vice Chairman,                             Chairman and Chief Executive Officer,           Chairman, President and
Cargill Inc., Minneapolis (Agribusiness).  The Toro Company, Minneapolis (Manufacturing).  Chief Executive Officer.
Director since 1995.(2),(3)                Director since 1991.(1),(2)                     26 years service.

PAUL B. BURKE, 42,                         S. WALTER RICHEY, 62,                           WILLIAM M. COOK, 45,
Chairman, President and                    Retired Chairman, President and                 Senior Vice President,
Chief Executive Officer,                   Chief Executive Officer,                        Commercial and Industrial.
BMC Industries, Inc., Minneapolis          Meritex, Inc., Minneapolis,                     18 years service.
(Manufacturing).                           (Distribution Services).
Director since 1996.(1),(3)                Director since 1991.(2),(3)                     JAMES R. GIERTZ, 41,
                                                                                           Senior Vice President and
JANET M. DOLAN, 49,                        STEPHEN W. SANGER, 52,                          Chief Financial Officer.
President and Chief Operating Officer,     Chairman and Chief Executive Officer,           5 years service.
Tennant Company, Minneapolis               General Mills, Inc., Minneapolis
(Manufacturing).                           (Consumer Products).                            NICKOLAS PRIADKA, 52,
Director since 1996.(2),(3)                Director since 1992.(1),(2)                     Senior Vice President, OE Engine.
                                                                                           29 years service.
JACK W. EUGSTER, 53,                       WILLIAM G. VAN DYKE, 53,
Chairman, President and                    Chairman, President and                         LOWELL F. SCHWAB, 50,
Chief Executive Officer,                   Chief Executive Officer,                        Senior Vice President, Operations.
The Musicland Group, Inc.,                 Donaldson Company, Inc.                         19 years service.
Minneapolis (Consumer Products).           Director since 1994.
Director since 1993.(1),(3)                                                                EDMUND C. CRAFT, 58,
                                           (1) HUMAN RESOURCES COMMITTEE                   VICE PRESIDENT, ENGINE AFTERMARKET.
JOHN F. GRUNDHOFER, 59,                    (2) AUDIT COMMITTEE                             19 YEARS SERVICE.
President And Chief Executive Officer,     (3) DIRECTORS AFFAIRS COMMITTEE
U.S. Bancorp, Minneapolis                                                                  NORMAN C. LINNELL, 39,
(Financial Services).                                                                      General Counsel and Secretary.
Director since 1997.(1),(3)                                                                3 years service.

                                                                                           JOHN E. THAMES, 48,
                                                                                           Vice President, Human Resources.
                                                                                           10 years service.

                                                                                           THOMAS A. WINDFELDT, 49,
                                                                                           Vice President, Controller and Treasurer.
                                                                                           18 years service.




                                                              1998 ANNUAL REPORT

                              WORLDWIDE OPERATIONS

WORLD HEADQUARTERS             JOINT VENTURES                         Tecnov-Donaldson, S.A.,
                                                                      DOMJEAN, FRANCE
Donaldson Company, Inc.        Advanced Filtration Systems Inc.,
                               CHAMPAIGN, ILLINOIS                    Donaldson Filtros Iberica S.L.,
Minneapolis, Minnesota                                                MADRID, SPAIN
                               MSCA, LLC,
                               MONTICELLO, INDIANA                    Donaldson Italia s.r.l.,
U.S. PLANTS                                                           OSTIGLIA, ITALY
                               Guilin Air King Enterprises Ltd.,
OLD SAYBROOK, CONNECTICUT      GUILIN, PEOPLE'S REPUBLIC OF CHINA     Nippon Donaldson, Ltd.,
DIXON, ILLINOIS                                                       TOKYO, JAPAN
FRANKFORT, INDIANA             PT Panata Jaya Mandiri,
CRESCO, IOWA                   JAKARTA, INDONESIA                     Donaldson Korea Co., Ltd.,
GRINNELL, IOWA                                                        SEOUL, SOUTH KOREA
OELWEIN, IOWA
NICHOLASVILLE, KENTUCKY        SUBSIDIARIES                           Donaldson Far East Ltd.,
PORT HURON, MICHIGAN                                                  HONG KONG, S.A.R.,
CHILLICOTHE, MISSOURI          ENV Services, Inc.,                    PEOPLE'S REPUBLIC OF CHINA
MOORESVILLE, NORTH CAROLINA    MINNEAPOLIS, MINNESOTA
PHILADELPHIA, PENNSYLVANIA                                            Donaldson (Wuxi) Filters Co., Ltd.,
BALDWIN, WISCONSIN             Donaldson Europe, N.V.,                WUXI, PEOPLE'S REPUBLIC OF CHINA
STEVENS POINT, WISCONSIN       LEUVEN, BELGIUM
                                                                      D.I. Filter Systems Pvt. Ltd.,
                               Donaldson Coordination Center, N.V.,   NEW DELHI, INDIA
DISTRIBUTION CENTERS           LEUVEN, BELGIUM
                                                                      Donaldson Australasia (Pty.) Ltd.,
RENSSELAER, INDIANA            Donaldson Gesellschaft m.b.H.,         WYONG, AUSTRALIA
ONTARIO, CALIFORNIA            DULMEN, GERMANY
ANTWERP, BELGIUM                                                      Donaldson Filtration Systems (Pty.) Ltd.,
                               Donaldson Filter Components, Ltd.,     CAPE TOWN, SOUTH AFRICA
                               HULL, ENGLAND
                                                                      Donaldson, S.A. de C.V.,
                               Donaldson Torit, B.V.,                 AGUASCALIENTES, MEXICO
                               HAARLEM, NETHERLANDS
                                                                      Diemo S.A. de C.V.,
                               Donaldson France, S.A.,                GUADALAJARA, MEXICO
                               BRON, FRANCE

                                                                      LICENSEE

                                                                      Parker Hannifin Ind. Com. Ltda.,
                                                                      SAO PAULO, BRAZIL


[LOGO] DONALDSON(R)  Donaldson Company, Inc.   MAILING ADDRESS:
                     1400 West 94th Street     P.O. Box 1299
                     Minneapolis, Minnesota    Minneapolis, Minnesota
                     U.S.A.                    55440 U.S.A

                     612-887-3131
                     www.donaldson.com