Form 10-K405, Exhibit 13
period 1999-07-31
DONALDSON CO INC
filed 1999-10-29
CIK 29644

EXHIBIT 13


                        ELEVEN-YEAR COMPARISON OF RESULTS

(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)           1999          1998          1997
-----------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                              $944,139      $940,351      $833,348
Gross margin                                           $275,681       263,262       250,273
Gross margin percentage                                    29.2%         28.0%         30.0%
Operating income                                       $ 88,390        86,799        82,715
Operating income percentage                                 9.4%          9.2%          9.9%
Interest expense                                       $  6,993         4,671         2,358
Earnings before income taxes                           $ 89,210        86,441        79,094
Income taxes                                           $ 26,763        29,390        28,474
Effective income tax rate                                  30.0%         34.0%         36.0%
Net earnings                                           $ 62,447        57,051        50,620
Return on sales                                             6.6%          6.1%          6.1%
Return on average shareholders' equity                     24.1%         22.8%         21.4%
Return on investment                                       19.0%         20.5%         20.8%

FINANCIAL POSITION
Total assets                                           $528,358       500,525       454,394
Current assets                                         $311,477       287,341       268,818
Current liabilities                                    $151,144       167,492       176,297
Working capital                                        $160,333       119,849        92,521
Current ratio                                               2.1           1.7           1.5
Current debt                                           $ 20,696        45,896        42,674
Long-term debt                                         $ 86,691        51,553         4,201
Total debt                                             $107,387        97,449        46,875
Shareholders' equity                                   $262,763       255,671       243,865
Long-term capitalization ratio                             24.8%         16.8%          1.7%
Property, plant and equipment, net                     $182,180       178,867       154,595
Net expenditures on property, plant
and equipment                                          $ 29,539        54,705        47,327
Depreciation and amortization                          $ 27,686        25,272        21,494

SHAREHOLDER INFORMATION
Net earnings per share - Diluted                       $   1.31          1.14           .99
Dividends paid per share                               $    .23           .19           .17
Shareholders' equity per share                         $   5.69          5.28          4.93
Shares outstanding (000s)                              $ 46,197        48,382        49,452
Common stock price range, per share
   High                                                $     25 7/8        27 3/16       20 3/8
   Low                                                 $     14 7/16       18 9/16       12 5/8
===============================================================================================

    AMOUNTS ARE ADJUSTED FOR ALL STOCK SPLITS AND REFLECT ADOPTION OF SFAS 128.

    OPERATING INCOME IS GROSS MARGIN LESS SELLING, GENERAL AND ADMINISTRATIVE, AND RESEARCH AND DEVELOPMENT EXPENSE.

    RETURN ON INVESTMENT IS NET EARNINGS DIVIDED BY AVERAGE LONG-TERM DEBT PLUS AVERAGE SHAREHOLDERS' EQUITY.

    LONG-TERM CAPITALIZATION RATIO IS LONG-TERM DEBT DIVIDED BY LONG-TERM DEBT PLUS SHAREHOLDERS' EQUITY.

(1) EXCLUDES THE CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE OF $2,206, OR $.08 PER SHARE, IN 1994.

    1996          1995          1994            1993          1992          1991          1990          1989
------------------------------------------------------------------------------------------------------------------

$758,646      $703,959      $593,503        $533,327      $482,104      $457,692      $422,885      $397,535
 222,874       197,979       166,599         152,236       133,574       129,858       121,454       105,275
    29.4%         28.1%         28.1%           28.5%         27.7%         28.4%         28.7%         26.5%
  75,642        65,531        52,079          45,246        41,249        41,304        44,354        37,851
    10.0%          9.3%          8.8%            8.5%          8.6%          9.0%         10.5%          9.5%
   2,905         3,089         3,362           2,723         2,681         3,526         3,731         3,555
  71,120        63,172        50,193          44,682        41,721        39,385        34,875        27,664
  27,684        24,636        18,244          16,468        15,952        15,337        13,849        12,230
    38.9%         39.0%         36.3%           36.9%         38.2%         38.9%         39.7%         44.2%
  43,436        38,536        31,949(1)       28,214        25,769        24,048        21,026        15,434
     5.7%          5.5%          5.4%            5.3%          5.3%          5.3%          5.0%          3.9%
    19.3%         18.8%         17.6%           16.9%         17.2%         18.0%         17.8%         15.1%
    18.5%         17.6%         16.0%           15.0%         14.8%         14.9%         14.2%         11.5%


 402,850       381,042       337,360         300,217       286,348       253,194       245,947       204,813
 250,751       247,904       220,308         196,014       187,360       169,398       168,522       130,848
 138,578       123,747       115,757          93,666        89,956        77,537        79,917        58,009
 112,173       124,157       104,551         102,348        97,404        91,861        88,605        72,839
     1.8           2.0           1.9             2.1           2.1           2.2           2.1           2.3
  13,145        20,800        16,956           7,595        11,425         6,380        11,384         8,602
  10,041        10,167        16,028          18,920        23,482        25,673        28,320        30,750
  23,186        30,967        32,984          26,515        34,907        32,053        39,704        39,352
 228,880       221,173       189,697         174,008       160,303       138,947       128,787       107,516
     4.2%          4.4%          7.8%            9.8%         12.8%         15.6%         18.0%         22.2%
 124,913       110,640        99,559          90,515        84,899        72,863        68,290        61,914

  39,297        25,334        24,642          15,005        15,538        16,208        16,055        11,567
  21,674        20,529        16,365          14,752        14,047        12,187        10,857        10,583


     .84           .73           .59(1)          .51           .46           .42           .37           .27
     .15           .14           .12             .10           .09           .07           .06           .06
    4.52          4.23          3.58            3.19          2.91          2.51          2.23          1.88
  50,650        52,370        53,020          54,564        55,138        55,478        57,728        57,386

      14            14            13 1/16         10 1/16        7 15/16       6 9/16        5 13/16       2 15/16
      11 15/16      10 15/16       9 1/8           7             5 3/16        4 1/16        2 13/16       2 3/4
==================================================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS The following discussion of the company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto (including Note H, Segment Reporting) and other financial information included elsewhere in this Report.

FISCAL 1999 COMPARED TO FISCAL 1998 The company reported record sales in 1999 of $944.1 million, a slight increase over prior-year sales of $940.4 million. Sales for the Engine Products segment of $611.0 million were down 1.7 percent over the prior year. Sales for the Industrial Products segment of $333.0 million were up
4.6 percent from the prior year. Overall, end-market conditions varied widely for the various products and geographic locations. Demand in some markets, such as agricultural equipment, was down sharply, while other markets, such as gas turbine systems, experienced rapid growth. Most of the markets served by the company experienced sluggish growth or modest contractions in demand.

     Domestic Engine Products sales were down 3.0 percent from the prior year. This decrease is primarily due to an ongoing weakness in the agricultural equipment markets and, to a lesser extent, lower production of mining and large equipment resulting in a decrease in sales of off-road equipment products of 9.5 percent. This decrease was offset by an increase in sales of truck products of
13.6 percent from the prior year. Domestic Industrial Products sales increased
6.7 percent. This increase was led by strong sales of gas turbine systems products (38.5 percent increase from the prior year) as well as modest sales growth in dust collection products. This increase was partially offset by lower sales in special applications products.

     In U.S. dollars, total overseas sales increased 1.0 percent from the prior year. Excluding the negative impact of foreign currency translation of $1.2 million, sales increased 1.4 percent over the prior year. Total overseas Engine Products sales were up 0.9 percent compared to the prior year despite lower overall sales of off-road and truck products. Aftermarket product sales showed an increase of 8.2 percent over the prior year largely due to increased activity in Mexico. Total overseas Industrial Products sales increased 1.2 percent from the prior year. This increase was primarily a result of an increase in sales of filters for computer disk drives partially offset by a decrease in sales of gas turbine systems products of 24.0 percent.

     The company reported record net earnings for 1999 of $62.4 million compared to $57.1 million in 1998, an increase of 9.5 percent. Net earnings per share - diluted were $1.31, up 14.9 percent from the prior year and reflects the impact of the company's stock repurchase program. The increase in net earnings, with only a slight increase in net sales, was primarily due to cost reduction and productivity initiatives, an increase in other income as discussed below and a reduction in the effective income tax rate. Overseas operating income totaled approximately 57.6 percent and 50.3 percent of consolidated operating income in 1999 and 1998, respectively.

     Gross margin for 1999 increased to 29.2 percent compared to 28.0 percent in the prior year. Gross margin improved over the course of the year; gross margin in the second half of 1999 was 30.3 percent. The improvement in gross margin reflects the positive impact of cost reduction and productivity initiatives partially offset by the negative impact of lower production volumes in some facilities.

     Operating expenses as a percentage of sales for 1999 and 1998 were 19.8 percent and 18.8 percent, respectively. Operating expenses in 1999 totaled $187.3 million compared to $176.5 million in 1998, an increase of $10.8 million, or 6.1 percent. Selling expenses in 1999 decreased $2.1 million reflecting the positive impact of cost reduction and productivity initiatives while general and administrative expenses increased $12.8 million consisting primarily of increases in product liability expense, legal expense, system and programming costs and employee compensation. In addition, there were $2.8 million of costs related to the closing of the Oelwein plant.

     Interest expense increased $2.3 million, or 49.7 percent, primarily due to the increase in long-term debt for the full year. Other income totaled $7.8 million in 1999 compared to other income of $4.3 million in the prior year. The major components of other income in 1999 were: interest income of $1.4 million, earnings from non-consolidated joint ventures of $3.6 million, gain on sale of assets and product lines of $0.9 million, and other miscellaneous items of $1.9 million.

     The effective income tax rate of 30 percent in 1999 was lower compared to 34 percent in 1998 primarily due to lower overseas taxes and foreign tax credits from foreign dividends. The company anticipates that its effective income tax rate will remain at 30 percent in 2000.

     Total backlogs of $283.7 million were up 16.6 percent from the prior year-end. Hard order backlogs, goods scheduled for delivery in 90 days, were $157.1 million and $138.8 million at July 31, 1999 and 1998, respectively. Hard order backlog for worldwide Engine Products increased $7.7 million from 1998. This increase was due primarily to an increase in backlog for truck and automotive products of 25.5 percent offset by a decrease in off-road equipment products backlog of 8.2 percent. Hard order backlog for worldwide Industrial Products increased $10.7 million from 1998. This increase was due to significant increases in backlog for both gas turbine and special applications products of
53.0 percent and 58.6 percent, respectively, offset by a decrease in dust collection products backlog of 19.1 percent.

FISCAL 1998 COMPARED TO FISCAL 1997 The company reported record sales in 1998 of $940.4 million, up 12.8 percent from prior-year sales of $833.3 million. Strong business conditions were evident across all businesses. Sales for the core Engine Products - first-fit and replacement parts - were up 12.4 percent over last year. Sales of Industrial Products, including the dust collection and gas turbine system products, were up 13.6 percent from last year.

     Domestic Engine Products sales were up 19.0 percent, primarily from increased shipments to original equipment manufacturers (OEMs) and overall good economic conditions in the United States. In addition, domestic sales of aftermarket products increased 13.2 percent year over year. Domestic Industrial Products sales increased 18.9 percent, led by strong sales in the dust collection products and gas turbine system products offset by lower sales of special applications products.

     In U.S. dollars overseas Engine Products sales were up 3.3 percent compared to the prior year, mostly attributable to increased shipments in Europe. Overseas Industrial Products sales increased approximately 6.2 percent due primarily to increased sales of special applications products and gas turbine systems products in Hong Kong. Overseas sales in local currencies were down approximately 3.5 percent in Japan and Australia and were up 23.0 percent in Europe.

     The company reported record net earnings for 1998 of $57.1 million compared to $50.6 million in 1997, an increase of 12.7 percent. Net earnings per share - diluted were $1.14, up 15.2 percent from the prior year and reflects the impact of the company's stock repurchase program. Increased sales levels and a reduction in the effective income tax rate were the primary reasons for the higher earnings. Overseas operating income totaled approximately 50.3 percent and 54.7 percent of consolidated operating income in 1998 and 1997.

     Gross margin for 1998 decreased to 28.0 percent compared to 30.0 percent in the prior year. The primary factors leading to this decline in margins include: integration and process problems at Armada Tube facilities; lower gross margins on automotive product lines; product cost increases in Engine Products, not immediately recoverable in price; pricing pressures in certain special applications products within the Industrial Products segment.

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

     Interest expense increased $2.3 million, or 98 percent, primarily due to the increase in total debt. Other (income)/ expense totaled $(4.3) million in 1998 compared to other (income)/expense of $1.3 million in the prior year. The significant items leading to this change in other (income)/expense were a decrease in charitable contributions of $2.3 million and a decrease in other miscellaneous items such as legal accruals and non-compete payments related to a previous business acquisition which were included in 1997 other (income)/expense totals.

     The effective income tax rate of 34 percent in 1998 was lower compared to 36 percent in 1997 due to lower overseas tax rates.

     Total backlogs of $243.3 million were down 5.2 percent from the prior year-end. Hard order backlogs, goods scheduled for delivery in 90 days, were $138.8 million and $164.2 million at July 31, 1998 and 1997, respectively. Worldwide Engine Products backlog decreased $16.5 million and worldwide Industrial Products backlog decreased $8.9 million from 1997. After adjusting for discontinued product lines and other special factors, hard backlogs were essentially unchanged from last year. Backlog for gas turbine systems products was down about $4.6 million after an exceptionally strong period of shipments in the third quarter of 1998. About $14.5 million of the hard order backlog decline was associated with discontinued product lines - automotive system for GM light trucks, catalytic converter mufflers for medium and heavy duty truck OEMs and certain disk drive filter units. Finally, about $4.5 million of the hard backlog decline related to the timing of orders in our engine aftermarket and high purity product lines and does not reflect an overall change in the level of sales activity.


LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION At July 31, 1999, the company's capital structure was comprised of $20.7 million of current debt, $86.7 million of long-term debt and $262.8 million of shareholders' equity. The ratio of long-term debt to total long-term capital was 24.8 percent, compared with 16.8 percent at July 31, 1998.

     Total debt increased $9.9 million during 1999 to $107.4 million. The increase resulted from the issuance of $25.0 million of senior notes in August 1998 and an increase of other long-term debt of $10.2 million overseas during the year offset by a decrease in short-term debt of $25.3 million for operating purposes.

     The company has a multi-currency revolving credit facility totaling $100.0 million with a group of banks and an additional $35.0 million available for use under uncommitted facilities which provide unsecured borrowings for general corporate purposes. There were no amounts outstanding under these facilities at July 31, 1999. The company believes that the combination of present capital resources, internally generated funds, and unused financing sources are more than adequate to meet cash requirements for 2000.

     Shareholders' equity increased $7.1 million in 1999 to $262.8 million. The increase was primarily due to current year earnings of $62.4 million offset primarily by $44.5 million of treasury stock repurchases and $10.8 million of dividend payments.

CASH FLOWS During 1999, $100.4 million of cash was generated from operating activities, compared with $37.9 million in 1998 and $58.3 million in 1997. The increase in 1999 was primarily due to a decrease in inventory of $21.4 million during the year in contrast to the prior year when inventory increased. In addition, increased earnings and changes in other working capital items resulted in increased operating cash flow in 1999.

     In addition to cash generated from operating activities, the company obtained an additional $34.4 million in long-term debt. These cash flows were used primarily to support $29.5 million for capital expenditures, $44.5 million for stock repurchases, $24.3 million for repayment of short-term borrowings and $10.8 million for dividend payments. Cash and cash equivalents increased $25.9 million during 1999.

     Capital expenditures for property, plant and equipment totaled $29.5 million in 1999, compared to $54.7 million in 1998 and $47.3 million in 1997. Capital expenditures primarily related to productivity enhancing investments at various plants in the United States and overseas and continuing upgrades to the U.S. information systems.

     Capital spending in 2000 is planned to be $42.0 million. Significant planned expenditures include the further upgrade of U.S. information systems and investment in manufacturing equipment and tooling. It is anticipated that 2000 capital expenditures will be financed primarily from funds from operations.

DIVIDENDS The company's dividend policy is to maintain a payout ratio which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The company's dividend payout ratio target is 20 percent to 25 percent of the average earnings per share of the last three years. The current quarterly dividend of 6 cents per share equates to 20.9 percent of the 1997 through 1999 average net earnings per share.

SHARE REPURCHASE PLAN In November 1998, the Board of Directors authorized the company to repurchase 5.0 million shares of common stock. At July 31, 1999, the company had approximately 3.6 million remaining shares under the repurchase authorizations. Management and the Board of Directors believe the share repurchase program is an excellent means of returning value to the shareholders.

     In 1999, the company repurchased 2.4 million shares of common stock on the open market for $44.5 million, at an average price of $18.80 per share. The company repurchased 1.3 million shares for $33.3 million in 1998 and 1.4 million shares for $24.9 million in 1997.

ENVIRONMENTAL MATTERS The company has established reserves for potential environmental liabilities and plans to continue to accrue reserves in appropriate amounts. While uncertainties exist with respect to the amounts and timing of the company's ultimate environmental liabilities, management believes that such liabilities, individually and in the aggregate, will not have a material adverse effect on the company's financial condition or results of operations.

NEW ACCOUNTING STANDARDS Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activi ties" is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires a company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the hedged assets, liabilities, or firm commitments are recognized through earnings or in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the company.

MARKET RISK The company's market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. The company manages foreign currency market risk, from time to time, through the use of a variety of financial and derivative instruments. The company does not enter into any of these instruments for trading purposes to generate revenue. Rather, the company's objective in managing these risks is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates. The company uses forward exchange contracts and other hedging activities to hedge the U.S. dollar value resulting from anticipated foreign currency transactions. The company's market risk on interest rates is the potential increase in fair value of long-term debt resulting from a potential decrease in interest rates. See further discussion of these market risks below.

FOREIGN CURRENCY In 1999, the U.S. dollar was mixed relative to the currencies of foreign countries where the company operates. A stronger dollar generally has a negative impact on overseas results because foreign-currency denominated earnings translate into less U.S. dollars; a weaker dollar generally has a positive translation effect.

     It is not possible to determine the true impact of foreign currency translation changes; however the direct effect on net sales and net earnings can be estimated. For 1999, the impact of foreign currency translation resulted in a decrease in net sales by $1.2 million and increase in net earnings by $0.8 million. During 1998, the generally stronger U.S. dollar decreased net sales by $24.5 million and decreased net earnings by $1.9 million.

     The company maintains significant assets and operations in Europe, countries of the Asia-Pacific Rim, South Africa and Mexico. As a result, exposure to foreign currency gains and losses exists. A portion of foreign currency exposure is hedged by incurring liabilities, including bank debt, denominated in the local currency where subsidiaries are located.

     The subsidiaries of the company purchase products and parts in various currencies. As a result, the company may be exposed to cost increases relative to local currencies in the markets to which it sells. To mitigate such adverse trends, the company, from time to time, enters into forward exchange contracts and other hedging activities. Also, foreign currency positions are partially offsetting and are netted against one another to reduce exposure.

     Some products made in the United States are sold abroad, primarily in Canada. As a result, sales of such products are affected by the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could depress these sales. Also, competitive conditions in the company's markets may limit its ability to increase product pricing in the face of adverse currency movements.

INTEREST At July 31, 1999, the fair value of the company's long-term debt approximates market. Market risk is estimated as the potential increase in fair value resulting from a hypothetical one-half percent decrease in interest rates and amounts to approximately $2.1 million.

YEAR 2000 The company initiated its planning and implementation to address the Year 2000 problem several years ago. The company has surveyed and assessed all critical business systems and processes as part of its implementation of the Year 2000 plan described below and based on those activities believes that all critical systems and processes are now Year 2000 ready. All non-critical systems are expected to be Year 2000 ready by the end of October 1999. Contingency plans have been outlined and will be put in place over the remaining months before January 1, 2000. Based on our efforts to address this problem, the company believes it has relatively low risk of experiencing Year 2000 operational problems. A summary of the company's Year 2000 readiness follows.

     Only a small percentage of our products contain microprocessors, and we have assessed and identified all of our products as Year 2000 compliant.

     Our business information systems (financial, purchasing, manufacturing, planning, etc.) have been inventoried and assessed. The plan to achieve Year 2000 readiness included the installation of new applications in some areas and the remediation of legacy systems as appropriate. Our new applications installation is approximately 95 percent complete, and is scheduled to be finalized on or before October 31, 1999. Legacy system modifications are approximately 95 percent complete, and are scheduled to be finalized on or before October 31, 1999.

     We have surveyed and evaluated our infrastructure that supports all information technology and communication systems for the company worldwide. All critical computer hardware, databases, operating systems, network equipment and communication gear have been assessed and identified as Year 2000 ready for all our global facilities. Personal computers and workstations have been inventoried and evaluated; all non-compliant hardware and software has been or will be replaced. Approximately 90 percent of the personal computer and workstation upgrade is complete, and the balance is scheduled to be completed on or before October 31, 1999.

     We surveyed our significant suppliers to assess the potential impact on operations if key third parties are not successful in converting their systems in a timely manner. Responses received to date indicate that our suppliers are aware of the Year 2000 issue and are implementing all necessary changes. Vendors who have not responded to our surveys are being evaluated in more detail, and contingency plans are being developed as appropriate. We have initiated on-site Year 2000 assessments of certain key suppliers.

     We surveyed and assessed our manufacturing and significant administrative facilities globally, and based on this evaluation believe that all critical systems that support the building operations are Year 2000 ready. We surveyed and assessed our engineering systems and based on this evaluation believe these systems are Year 2000 ready. We have surveyed the machine and process control equipment in our manufacturing plants and believe that all significant remediation work is now complete.

     All Year 2000 issues are managed through a task force led by the Chief Financial Officer. Regular updates are provided to senior management. The Chief Financial Officer reports progress to the Audit Committee of the Board of Directors on a regular basis.

     Incremental costs (including contractor expenses and the cost of internal resources dedicated to achieving Year 2000 compliance) are charged to expense as incurred. Total costs for all relevant Year 2000 specific activity is estimated to be $8.0 million, of which approximately 90 percent has been spent to date. The source of funds for these costs is operating cash flow. These costs do not include overall costs of new system applications that have been implemented in the normal business cycle and not specifically for Year 2000 remediation.

     The most reasonably likely negative scenario is that modification work will not proceed on schedule, causing some increase to the total cost of achieving Year 2000 compliance. The impact on the company's results of operations if the company, its suppliers, customers or other critical public or private entities are not fully Year 2000 compliant, and the scope of resulting difficulties and related costs are not reasonably determinable.

FORWARD-LOOKING STATEMENTS The company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is making this cautionary statement in connection with such safe harbor legislation. This Annual Report to Shareholders, any Form 10-K, Form 10-Q or Form 8-K of the company or any other written or oral statements made by or on behalf of the company may include forward-looking statements which reflect the company's current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project," "should" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forecasts and projections in this Annual Report are "forward-looking statements," and are based on management's current expectations of the company's near-term results, based on current information available pertaining to the company, including the risk factors noted below.

     The company wishes to caution investors that any forward-looking statements made by or on behalf of the company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other risk factors include, but are not limited to: changing economic and political conditions in the United States and in other countries, changes in governmental spending and budgetary policies, governmental laws and regulations surrounding various matters such as environmental remediation, contract pricing, and international trading restrictions, customer product acceptance, continued access to capital markets, issues related to the company's Year 2000 compliance program, and foreign currency risks. For a more detailed explanation of the foregoing and other risks, see exhibit 99 which is filed with the Securities and Exchange Commission. The company wishes to caution investors that other factors may in the future prove to be important in affecting the company's results of operations. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

     Investors are further cautioned not to place undue reliance on such forward-looking statements as they speak only to the company's views as of the date the statement is made. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                                              YEAR ENDED JULY 31,
(THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)             1999             1998             1997
--------------------------------------------------------------------------------------------------------------
Net sales                                                      $    944,139     $    940,351     $    833,348
Cost of sales                                                       668,458          677,089          583,075
--------------------------------------------------------------------------------------------------------------
      Gross Margin                                                  275,681          263,262          250,273
Selling, general and administrative                                 163,688          152,954          150,270
Research and development                                             23,603           23,509           17,288
Interest expense                                                      6,993            4,671            2,358
Other (income) expense                                               (7,813)          (4,313)           1,263
--------------------------------------------------------------------------------------------------------------
      Total Expenses                                                186,471          176,821          171,179
--------------------------------------------------------------------------------------------------------------
      Earnings Before Income Taxes                                   89,210           86,441           79,094
Income taxes                                                         26,763           29,390           28,474
--------------------------------------------------------------------------------------------------------------
      Net Earnings                                             $     62,447     $     57,051     $     50,620
==============================================================================================================
Weighted Average Shares - Basic                                  46,899,127       49,332,266       50,314,976
==============================================================================================================
Weighted Average Shares - Diluted                                47,793,180       50,229,005       51,216,766
==============================================================================================================
Net Earnings Per Share - Basic                                 $       1.33     $       1.16     $       1.01
==============================================================================================================
Net Earnings Per Share - Diluted                               $       1.31     $       1.14     $        .99
==============================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS

                                                                                       AT JULY 31,
(THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)                                          1999          1998
---------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                                                     $  41,944     $  16,069
   Accounts receivable, net                                                        178,419       161,914
   Inventories
      Raw materials                                                                 32,722        38,346
      Work in process                                                               13,758        14,557
      Finished products                                                             35,618        49,114
---------------------------------------------------------------------------------------------------------
         Total Inventories                                                          82,098       102,017
   Prepaids and other current assets                                                 9,016         7,341
---------------------------------------------------------------------------------------------------------
         Total Current Assets                                                      311,477       287,341
Property, Plant and Equipment, at cost
   Land                                                                              7,166         7,726
   Buildings                                                                       105,913       102,371
   Machinery and equipment                                                         296,038       256,698
   Construction in progress                                                         12,308        24,586
---------------------------------------------------------------------------------------------------------
                                                                                   421,425       391,381
   Less accumulated depreciation                                                  (239,245)     (212,514)
---------------------------------------------------------------------------------------------------------
                                                                                   182,180       178,867
Other Assets                                                                        34,701        34,317
---------------------------------------------------------------------------------------------------------
                                                                                 $ 528,358     $ 500,525
=========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Short-term borrowings                                                         $  20,287     $  45,491
   Current maturities of long-term debt                                                409           405
   Trade accounts payable                                                           63,361        59,368
   Accrued employee compensation and related taxes                                  24,720        26,837
   Income taxes payable                                                             13,537         6,565
   Warranty and accrued liabilities                                                 22,680        22,691
   Other current liabilities                                                         6,150         6,135
---------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                 151,144       167,492
Long-term Debt                                                                      86,691        51,553
Deferred Income Taxes                                                                1,155         1,604
Other Long-term Liabilities                                                         26,605        24,205
Shareholders' Equity
   Preferred stock, $1.00 par value, 1,000,000 shares
    authorized, none issued                                                             --            --
   Common stock, $5.00 par value, 80,000,000 shares
    authorized, 49,655,954 shares issued in 1999 and 1998                          248,280       248,280
   Additional paid-in capital                                                        1,611         1,199
   Retained earnings                                                                87,909        39,965
   Accumulated other comprehensive income                                           (5,670)       (5,135)
   Treasury stock - 3,458,670 and 1,274,251 shares in 1999
    and 1998, at cost                                                              (69,367)      (28,638)
---------------------------------------------------------------------------------------------------------
         Total Shareholders' Equity                                                262,763       255,671
---------------------------------------------------------------------------------------------------------
                                                                                 $ 528,358     $ 500,525
=========================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEAR ENDED JULY 31,
(THOUSANDS OF DOLLARS)                                                          1999          1998          1997
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                               $  62,447     $  57,051     $  50,620
Adjustments to reconcile net earnings to net cash provided
   by operating activities
      Depreciation and amortization                                           27,686        25,272        21,494
      Write-down of impaired assets                                               --         1,000         5,029
      Equity in earnings of unconsolidated affiliates                         (2,187)       (1,944)          724
      Deferred income taxes                                                      489         4,226          (950)
      Other                                                                    2,859        (7,972)        6,125
Changes in operating assets and liabilities, net of acquired businesses
      Accounts receivable                                                    (13,244)       (6,780)      (24,949)
      Inventories                                                             21,382       (20,037)      (14,498)
      Prepaids and other current assets                                       (1,660)         (656)        3,574
      Trade accounts payable and other accrued expenses                        2,608       (12,305)       11,146
-----------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Operating Activities                           100,380        37,855        58,315

INVESTING ACTIVITIES
Expenditures on property and equipment                                       (29,539)      (54,705)      (47,327)
Acquisitions and investments in unconsolidated affiliates                       (230)         (920)      (23,606)
-----------------------------------------------------------------------------------------------------------------
         Net Cash Used in Investing Activities                               (29,769)      (55,625)      (70,933)

FINANCING ACTIVITIES
Change in long-term debt                                                      34,359        46,307        (5,280)
Change in short-term borrowings                                              (24,263)        4,568        28,976
Payment received from ESOP                                                        --         2,730            --
Purchase of treasury stock                                                   (44,535)      (33,250)      (24,904)
Dividends paid                                                               (10,830)       (9,630)       (8,799)
Exercise of stock options                                                      1,617         2,619         1,788
-----------------------------------------------------------------------------------------------------------------
         Net Cash (Used in) Provided by Financing Activities                 (43,652)       13,344        (8,219)
Effect of exchange rate changes on cash                                       (1,084)        6,217         4,191
-----------------------------------------------------------------------------------------------------------------
         Increase (Decrease) in Cash and Cash Equivalents                     25,875         1,791       (16,646)
Cash and Cash Equivalents, Beginning of Year                                  16,069        14,278        30,924
-----------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                                     $  41,944     $  16,069     $  14,278
=================================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                            ACCUMULATED
                                                ADDITIONAL                        OTHER
(THOUSANDS OF DOLLARS,                COMMON       PAID-IN      RETAINED  COMPREHENSIVE      TREASURY    RECEIVABLE
EXCEPT PER SHARE AMOUNTS)              STOCK       CAPITAL      EARNINGS         INCOME         STOCK     FROM ESOP        TOTAL
---------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1996              $ 135,317     $   2,994     $ 128,795     $   6,065     $ (41,561)    $  (2,730)    $ 228,880
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive income
   Net earnings                                                   50,620                                                  50,620
   Foreign currency translation                                                 (5,131)                                   (5,131)
                                                                                                                       ----------
   Comprehensive income                                                                                                   45,489
Treasury stock acquired                                                                      (24,904)                    (24,904)
Stock options exercised                                174        (3,266)                      2,198                        (894)
Performance awards                                   1,426            94                         955                       2,475
Tax reduction - employee plans                       1,618                                                                 1,618
Cash dividends ($.17 per share)                                   (8,799)                                                 (8,799)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1997                135,317         6,212       167,444           934       (63,312)       (2,730)      243,865

Comprehensive income
   Net earnings                                                   57,051                                                  57,051
   Foreign currency translation                                                 (6,069)                                   (6,069)
                                                                                                                       ----------
   Comprehensive income                                                                                                   50,982
Treasury stock acquired                                                                      (33,250)                    (33,250)
Stock options exercised                                143        (5,145)                      3,135                      (1,867)
Performance awards                                  (1,546)          594                       1,349                         397
Payment received from ESOP                                                                                   2,730         2,730
Tax reduction - employee plans                       2,444                                                                 2,444
Two-for-one stock split              112,963        (6,054)     (170,349)                     63,440                          --
Cash dividends ($.19 per share)                                   (9,630)                                                 (9,630)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1998                248,280         1,199        39,965        (5,135)      (28,638)           --       255,671

Comprehensive income
   Net earnings                                                   62,447                                                  62,447
   Foreign currency translation                                                   (535)                                     (535)
                                                                                                                       ----------
   Comprehensive income                                                                                                   61,912
Treasury stock acquired                                                                      (44,535)                    (44,535)
Stock options exercised                                149        (3,499)                      3,004                        (346)
Performance awards                                  (1,071)         (174)                        802                        (443)
Tax reduction - employee plans                       1,334                                                                 1,334
Cash dividends ($.23 per share)                                  (10,830)                                                (10,830)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1999              $ 248,280     $   1,611     $  87,909     $  (5,670)    $ (69,367)    $      --     $ 262,763
=================================================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

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

FOREIGN CURRENCY TRANSLATION For most foreign operations, local currencies are considered the functional currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains or losses, net of applicable deferred taxes, are accumulated in the foreign currency adjustment in accumulated other comprehensive income in shareholders' equity. Foreign currency transaction gains of $0.2 million in 1999 and losses of $1.4 million and $0.5 million in 1998 and 1997, respectively, are included in earnings before income taxes.

CASH EQUIVALENTS The company considers all highly liquid temporary investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

INVENTORIES Inventories are stated at the lower of cost or market. Domestic inventories are valued using the last-in, first-out (LIFO) method, while the overseas subsidiaries use the first-in, first-out (FIFO) method. Inventories valued at LIFO were approximately 53 percent of total inventories at July 31, 1999 and 1998.

     The FIFO cost of inventories valued under the LIFO method exceeded the LIFO carrying values by $19.7 million and $19.9 million at July 31, 1999 and 1998, respectively.

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

     The estimated useful lives of property, plant and equipment are as follows:

--------------------------------------------------------------------------------

Buildings                                                        10 to 40 years

Machinery and equipment                                           3 to 10 years
================================================================================

INTANGIBLE ASSETS Intangible assets, primarily consisting of goodwill, are amortized on a straight-line basis over periods ranging up to 15 years.

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

     During 1998 and 1997, the company reassessed the carrying value of certain amounts of purchased intangibles related to previous business acquisitions. As a result, a total non-cash charge of $1.0 million and $5.0 million was recorded and is included in selling, general and administrative expenses on the consolidated statement of earnings in 1998 and 1997, respectively.

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

COMPREHENSIVE INCOME The company adopted Statement of Finan cial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, in the first quarter of fiscal 1999. Comprehensive Income consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statements of Changes in Shareholders' Equity. Accumulated other comprehensive income consists only of accumulated foreign currency translation adjustment. The adoption of SFAS 130 has no impact on the company's net earnings or shareholders' equity.

EARNINGS PER SHARE The company follows SFAS 128 "Earnings per Share" to present earnings per share calculations.

     The company's basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares. The company's diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and dilutive shares relating to stock options.

     The following table presents information necessary to calculate basic and diluted earnings per share:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)      1999           1998          1997
--------------------------------------------------------------------------------

Weighted average shares - basic             46,899         49,332        50,315

     Dilutive shares                           894            897           902
--------------------------------------------------------------------------------

Weighted average shares - diluted           47,793         50,229        51,217
================================================================================

Net earnings for basic and diluted
     earnings per share computation        $62,447        $57,051       $50,620
================================================================================

Net earnings per share - basic             $  1.33        $  1.16       $  1.01
================================================================================

Net earnings per share - diluted           $  1.31        $  1.14       $   .99
================================================================================

TREASURY STOCK Repurchased Common Stock is stated at cost and is presented as a separate reduction of shareholders' equity.

RESEARCH AND DEVELOPMENT All expenditures for research and development are charged against earnings in the year incurred.

STOCK-BASED COMPENSATION SFAS123, "Accounting for Stock-Based Compensa tion" encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for performance equity units is recorded based on the quoted market price of the company's stock at the end of the period.

REVENUE RECOGNITION Revenue is recognized when product is shipped and invoiced or performance of services is complete.

PRODUCT WARRANTIES The company provides for estimated warranty costs and accrues for specific items at the time their existence is known and the amounts are determinable.

NEW ACCOUNTING STANDARDS SFAS 133 "Accounting for Deriv ative Instru ments and Hedging Activities" is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires a company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the hedged assets, liabilities, or firm commitments are recognized through earnings or in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the company.

NOTE B   ACQUISITIONS AND PLANT CLOSURE

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

     During 1999, the company acquired the remaining 49 percent of D.I. Filter Systems Pvt. Ltd., in New Delhi, India for $0.1 million.

     During 1998, the company acquired an additional 10 percent of PT Panata Jaya Mandiri in Jakarta, Indonesia for $0.7 million. This additional investment brought the total ownership in this joint venture to 30 percent.

     During 1998 the company also invested approximately $1.6 million for a 50 percent ownership in MSCA, LLC in Monticello, Indiana.

     During 1997, the company acquired the remaining 50.1 percent of its Australian Torit Products distributor; acquired the exhaust products manufacturing assets of the Kilber Division of N.E.I. in South Africa; and acquired the common stock of Diemo, S.A. de D.V., a supplier of liquid filter components in Mexico. Aggregate consideration for these transactions was $3.7 million.

     During 1997, the company acquired the assets of the Armada Tube Group, including Armada Products Co., located in Armada, Michigan, and Lakeside Tube Fabricators, Inc., located in Mooresville, North Carolina, for $11.3 million in cash. The Armada Tube Group manufactures exhaust products. The excess of purchase price over the fair values of the net assets acquired was $5.3 million and has been recorded as goodwill which is being amortized on a straight-line basis over 15 years. In 1998, the company reassessed the goodwill related to this acquisition and recorded a non-cash charge of $1.0 million included in selling, general and administrative expenses.

     During 1997, the company acquired the assets of Aercology Incorporated, located in Old Saybrook, Connecticut, for $9.8 million in cash. Aercology manufactures industrial air filtration products. The excess purchase price over the fair value of the net assets acquired was $6.7 million and has been recorded as goodwill which is being amortized on a straight-line basis over 15 years.

PLANT CLOSURE

During the fourth quarter 1999, the company adopted a plan to close one of its manufacturing facilities. The closure of the facility is expected to be completed by the end of the calendar year. A pretax charge of $2.8 million was recorded in the fourth quarter and is included in general and administrative expense in the company's consolidated statement of earnings. The charge was primarily related to severance and other employee related costs associated with the elimination of approximately 125 positions.

NOTE C   CREDIT FACILITIES

In December 1997, the company amended and renewed a five-year multi-currency revolving facility with a group of participating banks under which it may borrow up to $100 million. The agreement provides that loans may be made under a selection of currencies and rate formulas including Base Rate Advance or Eurocurrency Rate Advance. The interest rate on each advance is based on certain adjusted leverage and debt to capitalization ratios. Facility fees and other fees on the entire loan commitment are payable for the duration of this facility. There were no amounts outstanding under this credit facility at July 31, 1999 and $22.0 million outstanding at July 31, 1998, leaving $100.0 million and $78.0 million available for further borrowing under such facility at July 31, 1999 and 1998, respectively. The weighted average interest rate on short-term borrowings outstanding at July 31, 1998 was 5.29 percent.

     At July 31, 1999, there was an additional $35.0 million available for use under uncommitted facilities which provide unsecured borrowings for general corporate purposes. There were no amounts outstanding under these facilities at July 31, 1999. There was $1.0 million outstanding under these facilities at July 31, 1998.

     Overseas subsidiaries may borrow under various credit facilities. As of July 31, 1999 and 1998, borrowings under these facilities were $20.3 million and $22.5 million, respectively. The weighted average interest rate on these overseas borrowings outstanding at July 31, 1999 and 1998 was 3.04 percent and
5.47 percent, respectively.


NOTE D   LONG-TERM DEBT

Long-term debt consists of the following:

(THOUSANDS OF DOLLARS)                                     1999           1998
--------------------------------------------------------------------------------

6.20% Unsecured senior notes due July 15, 2005,
     interest payable semi-annually, principal
     payment of $23.0 million is due
     July 15, 2005                                      $23,000        $23,000

6.31% Unsecured senior notes due July 15, 2008,
     interest payable semi-annually, principal
     payment of $27.0 million is due
     July 15, 2008                                       27,000         27,000

6.39% Unsecured senior note due
     August 15, 2010, interest payable
     semi-annually, principal payments of
     $5.0 million, to be paid annually
     commencing August 16, 2006                          25,000              0

1.9475% Guaranteed senior note due
     January 29, 2005, interest payable
     semi-annually, principal payment of
     $1.2 billion Yen is due January 31, 2005            10,358              0

Other                                                     1,742          1,958
--------------------------------------------------------------------------------
         Total                                           87,100         51,958

     Less current maturities                                409            405
--------------------------------------------------------------------------------
         Total long-term debt                           $86,691        $51,553
================================================================================

     Annual maturities of long-term debt for the next five years are $0.4 million in 2000, $0.2 million in 2001 and $0.1 million in 2002. Annual maturities in 2003 and 2004 are not significant. The company estimates that the carrying value of long-term debt approximates its fair market value.

     Total interest paid relating to all debt was $6.0 million, $4.6 million and $2.4 million in 1999, 1998 and 1997, respectively. In addition, total interest expense recorded in 1999, 1998 and 1997 was $7.0 million, $4.7 million and $2.4 million, respectively. Certain note agreements contain debt covenants related to working capital levels and limitations on indebtedness. Further, the company is restricted from paying dividends or repurchasing Common Stock if its tangible net worth (as defined) does not exceed certain minimum levels. At July 31, 1999, under the most restrictive agreement, tangible net worth exceeded the minimum by $93.0 million.

     Subsequent to year end, the company has obtained $8.0 million in Industrial Development Revenue Bond Financing. This financing will cover the expenses to be incurred in the construction of the company's new manufacturing facility in Auburn, Alabama. The bonds are variable rate, tax exempt investments with a maturity of September 2, 2024. The initial coupon rate was set at 3.35 percent, on September 2, 1999.


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

     Cost for the company's domestic pension plans includes the following components:

(THOUSANDS OF DOLLARS)                         1999          1998          1997
--------------------------------------------------------------------------------

Net periodic cost:
     Service cost                          $  5,609      $  4,833      $  4,495
     Interest cost                            9,188         8,465         8,190
     Expected return on assets              (10,006)       (8,838)       (7,641)
     Transition amount amortization          (1,097)       (1,097)       (1,097)
     Prior service cost amortization             30           (18)          338
     Actuarial loss amortization              1,094           259           645
     Curtailment loss                           684             0             0
--------------------------------------------------------------------------------
     Net periodic benefit cost             $  5,502      $  3,604      $  4,930
================================================================================

     The funded status of the company's domestic pension plans as of July 31, 1999 and 1998, is as follows:

(THOUSANDS OF DOLLARS)                                       1999          1998
--------------------------------------------------------------------------------

Change in benefit obligation:
     Benefit obligation at beginning of year             $121,213      $117,674
     Service cost                                           5,609         4,833
     Interest cost                                          9,188         8,465
     Plan amendments                                        1,338           232
     Actuarial (gain)/loss                                  1,392        (5,162)
     Benefits paid                                         (6,744)       (4,829)
--------------------------------------------------------------------------------
     Benefit obligation at end of year                   $131,996      $121,213
================================================================================


Change in plan assets:
     Fair value of plan assets at
         beginning of year                               $123,956      $112,161
     Actual return on plan assets                           9,282         8,955
     Company contributions                                  3,893         7,669
     Benefits paid                                         (6,744)       (4,829)
--------------------------------------------------------------------------------
     Fair value of plan assets at end of year            $130,387      $123,956
================================================================================


Reconciliation of funded status:
     Funded (unfunded) status                            $ (1,609)     $  2,743
     Unrecognized actuarial loss                            1,885           863
     Unrecognized prior service cost                        1,968         1,344
     Unrecognized net transition obligation                (4,866)       (5,963)
--------------------------------------------------------------------------------
     Net amount recognized in consolidated
         balance sheet                                   $ (2,622)     $ (1,013)
================================================================================


Amounts recognized in consolidated
     balance sheet consist of:
         Prepaid benefit cost                            $  3,500      $  4,057
         Accrued benefit liability                         (6,122)       (5,070)
         Additional minimum liability                        (653)       (2,442)
         Intangible asset                                     653         2,442
--------------------------------------------------------------------------------
         Net amount recognized in
              consolidated balance sheet                 $ (2,622)     $ (1,013)
================================================================================

     The projected benefit obligation and accumulated benefit obligation for domestic pension plans with accumulated benefit obligations in excess of plan assets were $7.9 million and $4.4 million, respectively, as of July 31,1999 and $18.2 million and $17.0 million, respectively, as of July 31, 1998. There was no fair value of plan assets and $13.3 million fair value of plan assets for domestic pension plans with accumulated benefit obligations in excess of plan assets as of July 31, 1999 and July 31, 1998, respectively.

WEIGHTED-AVERAGE ACTUARIAL
ASSUMPTIONS AS OF JULY 31                      1999          1998          1997
--------------------------------------------------------------------------------

Discount rate                                  7.50%         7.25%         7.50%

Expected return on plan assets                 9.00%         9.00%         9.00%

Rate of compensation increase                  6.00%         6.00%         6.00%
================================================================================

     Expenses related to overseas plans were $2.5 million, $1.7 million and $1.7 million for 1999, 1998 and 1997, respectively. Any actuarially calculated assets or liabilities related to these plans are not significant.

     Beginning with fiscal year 2000, the company expects to change its measurement date from the last day of the fiscal year to three months prior. The weighted average discount rate, expected return on plan assets and rate of compensation increase assumptions as of April 30, 1999 is 7.00 percent, 9.00 percent and 6.00 percent, respectively. Management of the company believes the impact on the fiscal year 2000 pension expense, as well as the cumulative effect of this change will be immaterial.

EMPLOYEE STOCK OWNERSHIP PLAN In 1987, the company established an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. The ESOP borrowed $21.0 million from the company to purchase 3,600,000 newly issued shares of Common Stock. These shares were held in trust and were issued to employees' accounts in the ESOP as the loan was repaid over 10 years. All shares have been allocated as of July 31, 1999. The loan obligation of the ESOP was considered unearned employee benefit expense and, as such, was recorded as a reduction of the company's shareholders' equity. The company's contributions to the ESOP, plus dividends paid on unallocated shares held by the ESOP, were used to repay the loan principal and interest. Both the loan obligation and the unearned benefit expense were reduced by the amount of loan principal repayments made by the ESOP. The ESOP contribution expense totaled $2.6 million in 1997. The ESOP's 10 year term was completed at July 31, 1997.

401(k) SAVINGS PLAN The company provides a contributory employee savings plan which permits participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The company's contributions under this plan are based on the level of employee contributions including a variable contribution based on performance of the company. Total contribution expense was $4.9 million and $2.9 million for the years ended July 31, 1999 and July 31, 1998, respectively. There was no contribution for the year ended July 31, 1997.


NOTE F   SHAREHOLDERS' EQUITY

STOCK RIGHTS On January 12, 1996, the Board of Directors of the company approved the extension of the benefits afforded by the company's existing rights plan by adopting a new shareholder rights plan. Pursuant to the new Rights Agreement, dated as of January 12, 1996, by and between the company and Norwest Bank Minnesota, National Association, as Rights Agent, one Right was issued on March 4, 1996 for each outstanding share of Common Stock, par value $5.00 per share, of the company upon the expiration of the company's existing Rights. Each of the new Rights entitles the registered holder to purchase from the company one one-thousandth of a share of Series A Junior Participating Preferred Stock, without par value, at a price of $130.00 per one one-thousandth of a share. The Rights, however, will not become exercisable unless and until, among other things, any person acquires 15 percent or more of the outstanding Common Stock of the company. If a person acquires 15 percent or more of the outstanding Common Stock of the company (subject to certain conditions and exceptions more fully described in the Rights Agreement), each Right will entitle the holder (other than the person who acquired 15 percent or more of the outstanding Common Stock) to purchase Common Stock of the company having a market value equal to twice the exercise price of a Right. The new Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on March 3, 2006.

EMPLOYEE INCENTIVE PLANS In November 1991, shareholders approved the 1991 Master Stock Compensation Plan. The Plan extends through December 2001 and allows for the granting of nonqualified stock options, incentive stock options, restricted stock, stock appreciation rights (SARs), dividend equivalents, dollar-denominated awards and other stock-based awards. The 1980 Master Stock Compensation Plan allows for the granting of nonqualified stock options and incentive stock options. Both Plans allow for the granting of performance awards to a limited number of key executives. The awards are payable in Common Stock and are based on a formula which measures performance of the company over a three year period. There was no performance award expense in 1999. Performance award expense totaled $0.7 million and $3.5 million in 1998 and 1997, respectively. Options under both Plans are granted to key employees at or above 100 percent of the market price at the date of grant. Options are exercisable for up to 10 years from the date of grant.

STOCK OPTIONS Stock options issued during fiscal 1999 become exercisable for non-executives in each of the following three years, in an equal number of shares each year and become exercisable for executives immediately upon the date of grant. Stock options issued during fiscal 1997 and 1998 become exercisable in each of the following three years, in an equal number of shares each year, for both executives and non-executives. Stock options issued prior to fiscal 1997 for non-executives and during fiscal 1996 for executives become exercisable in a four year period in equal number of shares each year. Prior to fiscal 1996, stock options vested immediately for executives. At July 31, 1999, options to purchase 3,382,322 shares are outstanding under these plans.

     In fiscal 1997, the company adopted the disclosure-only provisions of SFAS 123 "Accounting for Stock-Based Compen sation." SFAS 123 encourages entities to adopt a fair value-based method of accounting for employee stock compensation plans, but allows companies to continue to account for those plans using the accounting prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees." The company has elected to continue to account for stock based compensation using APB 25, making pro forma disclosures of net earnings and earnings per share as if the fair value-based method had been applied. Accordingly, no compensation expense has been recorded for the stock option plans. Had compensation expense for the stock option plans been determined under SFAS 123 in fiscal 1999, 1998 and 1997, the company's net income and earnings per share would have been approximately $61.1 million and $1.28, $55.7 million and $1.11, and $49.4 million and $.97, respectively. The pro forma effect on net income and earnings per share is not representative of the pro forma net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

     For purposes of computing compensation cost of stock options granted, the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 5.50 percent, 5.63 percent and 6.13 percent in 1999, 1998 and 1997, respectively; two, three or seven year lives in 1999, three, six, seven or nine year lives in 1998 and five or seven year lives in 1997; expected volatility of 26.3 percent, 22.5 percent and 19.4 percent in 1999, 1998 and 1997, respectively; and 1 percent expected dividend yield in 1999, 1998 and 1997. Black-Scholes is a widely accepted stock option pricing model; however, the ultimate value of stock options granted will be determined by the actual lives of options granted and the actual future price levels of the company's common stock.

     The weighted average fair value for options granted during fiscal 1999, 1998 and 1997 is $5.62, $6.35 and $7.76 per share, respectively.

     The number and option price of options granted under these plans were as follows:

                                                  OPTIONS      WEIGHTED AVERAGE
                                              OUTSTANDING        EXERCISE PRICE
--------------------------------------------------------------------------------

Outstanding at July 31, 1996                    3,261,766                $ 9.70
     Granted                                      627,778                 15.94
     Exercised                                   (567,736)                 9.14
     Canceled                                      (4,500)                12.38
--------------------------------------------------------------------------------

Outstanding at July 31, 1997                    3,317,308                 10.98
     Granted                                      472,595                 22.83
     Exercised                                   (419,728)                 8.40
     Canceled                                     (21,999)                14.98
--------------------------------------------------------------------------------

Outstanding at July 31, 1998                    3,348,176                 12.95
     Granted                                      495,149                 20.10
     Exercised                                   (432,505)                 8.65
     Canceled                                     (28,498)                18.35
--------------------------------------------------------------------------------

OUTSTANDING AT JULY 31, 1999                    3,382,322                $14.50
================================================================================

     At July 31, 1999 and 1998 there were 2,451,657 and 2,536,342 options exercisable, respectively. Shares reserved at July 31, 1999 for outstanding options and future grants were 8,576,98l.

     The following table summarizes information concerning currently outstanding and exercisable options:

                                 WEIGHTED
                                  AVERAGE     WEIGHTED                 WEIGHTED
  RANGE OF                      REMAINING      AVERAGE                  AVERAGE
  EXERCISE          NUMBER    CONTRACTUAL     EXERCISE        NUMBER   EXERCISE
    PRICES     OUTSTANDING    LIFE (YEARS)       PRICE   EXERCISABLE      PRICE
--------------------------------------------------------------------------------

  $0 to $5          15,600            .38      $  3.42        15,600    $  3.42
 $5 to $10         833,684           1.90         8.81       833,684       8.81
$10 to $15       1,135,940           4.94        12.29     1,064,340      12.27
$15 and above    1,397,098           8.22        19.81       538,033      19.04
--------------------------------------------------------------------------------
                 3,382,322           5.53      $ 14.50     2,451,657    $ 12.52
================================================================================


NOTE G   INCOME TAXES

The components of earnings before income taxes are as follows:

(THOUSANDS OF DOLLARS)                         1999          1998          1997
--------------------------------------------------------------------------------

Earnings before income taxes:
     United States                        $  55,811     $  60,673     $  50,259
     Overseas                                33,399        25,768        28,835
--------------------------------------------------------------------------------
         Total                            $  89,210     $  86,441     $  79,094
================================================================================


     The components of the provision for income taxes are as follows:

(THOUSANDS OF DOLLARS)                         1999          1998          1997
--------------------------------------------------------------------------------

INCOME TAXES:

Current:
     Federal                              $  16,717     $  15,931     $  18,527
     State                                    2,471         1,837         2,092
     Overseas                                 7,086         7,396         8,805
--------------------------------------------------------------------------------
                                             26,274        25,164        29,424
--------------------------------------------------------------------------------

Deferred:
     Federal                                    426         3,410          (525)
     State                                       24           195           (30)
     Overseas                                    39           621          (395)
--------------------------------------------------------------------------------
                                                489         4,226          (950)
--------------------------------------------------------------------------------
         Total                            $  26,763      $ 29,390     $  28,474
================================================================================

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(THOUSANDS OF DOLLARS)                         1999          1998          1997
--------------------------------------------------------------------------------

Deferred tax assets:
     Compensation and retirement plans     $  8,950      $  5,705      $  6,979
     Accrued expenses                         9,617         8,365         9,758
     Brazilian asset write-down                   0           720           498
     NOL carryforwards                        3,560         2,070         2,115
     Inventories                              1,595         1,095         1,074
     Investment in joint venture                588         1,195         1,306
     Cumulative translation adjustment        2,494         2,646            --
     Other                                    3,267         3,630         3,650
--------------------------------------------------------------------------------
         Gross deferred tax assets           30,071        25,426        25,380
Valuation allowance                          (2,432)       (1,172)       (1,316)
--------------------------------------------------------------------------------
         Net deferred tax assets             27,639        24,254        24,064
Deferred tax liabilities:
     Depreciation and amortization          (11,235)       (8,573)       (6,756)
     Cumulative translation adjustment           --            --          (502)
     Other                                   (1,626)       (2,224)       (1,987)
--------------------------------------------------------------------------------
         Gross deferred tax liabilities     (12,861)      (10,797)       (9,245)
--------------------------------------------------------------------------------
              Net deferred tax assets      $ 14,778      $ 13,457      $ 14,819
================================================================================

     The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

                                                 1999         1998         1997
--------------------------------------------------------------------------------

Statutory U.S. federal rate                      35.0%        35.0%        35.0%
State income taxes                                1.8          1.4          1.7
Overseas taxes at lower rates                    (5.5)        (1.3)        (2.1)
Other                                            (1.3)        (1.1)         1.4
--------------------------------------------------------------------------------
                                                 30.0%        34.0%        36.0%
================================================================================

     At July 31, 1999, certain overseas subsidiaries had available net operating loss carryforwards of approximately $10.0 million to offset future taxable income. The majority of such carryforwards expire after 2002. Unremitted earnings of overseas subsidiaries amounted to approximately $86.9 million at July 31, 1999. The majority of those earnings are intended to be indefinitely reinvested and, accordingly, no deferred U.S. income taxes have been provided. If a portion were to be remitted, foreign tax credits would substantially offset any resulting incremental U.S. income tax liability. It is not practicable to estimate the amount of unrecognized taxes on these undistributed earnings due to the complexity of the computation. The lower overseas taxes in 1999 reflect the benefit of foreign tax credits from foreign dividends and lower overseas taxes.

     The company made cash payments for income taxes of $20.8 million, $22.5 million and $30.7 million in 1999, 1998 and 1997, respectively.


NOTE H   SEGMENT REPORTING

The company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," effective with fiscal year-end 1999. This standard requires companies to disclose selected financial data by operating segment. A segment is defined as a component with business activity resulting in revenue and expense that has separate financial information evaluated regularly by the company's chief operating decision maker in determining resource allocation and assessing performance. The company has identified two reportable segments:
Engine Products and Industrial Products. Segment selection was based on the internal organizational structure, management of operations and performance evaluation by management and the company's Board of Directors.

     The Engine Products segment sells to original equipment manufacturers
(OEMs) in the construction, industrial, mining, agriculture and transportation markets and to independent distributors, OEM dealer networks, private label accounts and large private fleets. Products include air intake systems, exhaust systems, liquid filtration systems and replacement filters.

     The Industrial Products segment sells to various industrial end-users, OEMs of gas-fired turbines, OEMs and end users requiring highly purified air. Products include dust, fume and mist collectors, static and pulse-clean air filter systems and specialized air filtration systems.

     Corporate and Unallocated amounts include corporate expenses determined to be non-allocable to the segments, interest income and expense, non-operating income and expense and expenses not allocated to the business segments in the same period. Assets included in Corporate and Unallocated principally are cash and cash equivalents, inventory reserves, certain prepaids, certain investments, other assets and assets allocated to intercompany transactions.

     The company has developed an internal measurement system to evaluate performance and allocate resources based on profit or loss from operations before income taxes. The company's manufacturing facilities serve both reporting segments. Therefore, the company uses an allocation methodology to assign costs and assets to the segments. A certain amount of costs and assets are assigned to intercompany activity and are not assigned to either segment. Certain accounting policies applied to the reportable segments differ from those described in the summary of significant accounting policies. The reportable segments account for receivables on a gross basis, account for inventory on a standard cost basis and account for income taxes on a flat rate.

     Segment allocated assets are primarily accounts receivable, inventories and property, plant and equipment. Reconciling items included in Corporate and Unallocated are created based on accounting differences between segment reporting and the consolidated, external reporting as well as internal allocation methodologies.

     Segment detail is summarized as follows (in thousands):

                                                         ENGINE      INDUSTRIAL     CORPORATE &          TOTAL
                                                       PRODUCTS        PRODUCTS     UNALLOCATED        COMPANY
---------------------------------------------------------------------------------------------------------------
1999

Net sales                                              $611,378        $332,761        $     --       $944,139

Depreciation and amortization                            18,486           7,506           1,694         27,686

Equity in earnings of unconsolidated affiliates           3,202              --             408          3,610

Earnings before income taxes                             61,896          36,373          (9,059)        89,210

Assets                                                  327,035         160,201          41,122        528,358

Equity investments in unconsolidated affiliates          10,581              --           2,972         13,553

Capital expenditures                                     19,723           8,008           1,808         29,539
===============================================================================================================

1998

Net sales                                              $622,096        $318,255        $     --       $940,351

Depreciation and amortization                            16,551           6,437           2,284         25,272

Equity in earnings of unconsolidated affiliates           3,506              --              --          3,506

Earnings before income taxes                             62,987          29,057          (5,603)        86,441

Assets                                                  321,872         151,221          27,432        500,525

Equity investments in unconsolidated affiliates           8,803              --              --          8,803

Capital expenditures                                     35,826          13,934           4,945         54,705
===============================================================================================================

1997

Net sales                                              $556,730        $276,618        $     --       $833,348

Depreciation and amortization                            13,967           5,760           1,767         21,494

Equity in earnings of unconsolidated affiliates           2,791              --              --          2,791

Earnings before income taxes                             76,137          21,382         (18,425)        79,094

Assets                                                  277,379         152,162          24,853        454,394

Equity investments in unconsolidated affiliates           6,854              --              --          6,854

Capital expenditures                                     30,753          12,684           3,890         47,327
===============================================================================================================

     Geographic sales by origination and property, plant and equipment (in thousands):

                                                                                             PROPERTY, PLANT &
                                                                                  NET SALES    EQUIPMENT - NET
---------------------------------------------------------------------------------------------------------------
1999

United States                                                                      $616,254           $122,513

Europe                                                                              166,431             28,616

Asia Pacific                                                                        138,453             21,911

Other                                                                                23,001              9,140
---------------------------------------------------------------------------------------------------------------

Total                                                                              $944,139           $182,180
===============================================================================================================

1998

United States                                                                      $615,770           $119,623

Europe                                                                              160,211             29,620

Asia Pacific                                                                        139,606             18,848

Other                                                                                24,764             10,776
---------------------------------------------------------------------------------------------------------------

Total                                                                              $940,351           $178,867
===============================================================================================================

1997

United States                                                                      $522,289           $ 98,066

Europe                                                                              141,358             28,193

Asia Pacific                                                                        148,683             17,477

Other                                                                                21,018             10,859
---------------------------------------------------------------------------------------------------------------

Total                                                                              $833,348           $154,595
===============================================================================================================

     Sales to one customer accounted for 11 percent of net sales in 1999, 1998 and 1997.

NOTE I   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


(THOUSAND OF DOLLARS,                                    FIRST          SECOND           THIRD          FOURTH
EXCEPT PER SHARE AMOUNTS)                              QUARTER         QUARTER         QUARTER         QUARTER
---------------------------------------------------------------------------------------------------------------
1999

Net Sales                                             $225,431        $220,249        $244,219        $254,240

Gross Margin                                            62,329          62,262          74,212          76,878

Net Earnings                                            13,369          13,172          17,418          18,488

Diluted Earnings Per Share                                 .28             .27             .37             .39

Dividends Declared Per Share                               .06             .06             .06             .06
===============================================================================================================

1998

Net Sales                                             $234,067        $232,974        $233,840        $239,470

Gross Margin                                            68,390          64,940          62,744          67,188

Net Earnings                                            14,018          12,509          15,924          14,600

Diluted Earnings Per Share                                 .27             .25             .32             .30

Dividends Declared Per Share                               .05             .05             .05             .05
===============================================================================================================


NOTE J   CONTINGENCIES

The company is involved in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company's results of operations, financial condition or liquidity.

                         REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
Donaldson Company, Inc.

We have audited the accompanying consolidated balance sheets of Donaldson Company, Inc. and subsidiaries as of July 31, 1999 and 1998, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended July 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Donaldson Company, Inc. and subsidiaries at July 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 31, 1999, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


Minneapolis, Minnesota
September 8, 1999

                      CORPORATE AND SHAREHOLDER INFORMATION

NYSE LISTING

The common shares of Donaldson Company, Inc. are traded on the New York Stock Exchange, under the symbol DCI.

SHAREHOLDER INFORMATION

For any concerns relating to your current or prospective shareholdings, please contact Shareowner Services at (800)468-9716 or (651)450-4064.

DIVIDEND REINVESTMENT PLAN

As of September 9, 1999, 1,246 of Donaldson Company's approximately 1,984 shareholders of record were participating in the Dividend Reinvestment Plan. Under the plan, shareholders can invest Donaldson Company dividends in additional shares of company stock. They may also make periodic voluntary cash investments for the purchase of company stock.

     Both alternatives are provided without service charges or brokerage commissions. Shareholders may obtain a brochure giving further details by writing Norwest Bank Minnesota, N.A., Shareowner Services, P.O. Box 64854, St. Paul, MN 55164-0854.

ANNUAL MEETING

The annual meeting of shareholders will be held at 10 a.m. on Friday, November 19, 1999, at The Conference Center at Atrium Center, 3105 E. 80th Street, Bloomington, Minnesota. You are welcome to attend.

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

PUBLIC RELATIONS COUNSEL

Padilla Speer Beardsley Inc., Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR

Norwest Bank Minnesota, N.A., South St. Paul, Minnesota


SIX-YEAR QUARTERLY HIGH-LOW STOCK PRICES

[BAR CHART]

                            HIGH           LOW
                            ----           ---
1994
   1ST QUARTER            10 13/16        9 1/8
   2ND QUARTER            11 7/8         10
   3RD QUARTER            12 5/8         10 15/16
   4TH QUARTER            13 1/16        10

1995
   1ST QUARTER            13             10 7/16
   2ND QUARTER            12 1/8         10 7/16
   3RD QUARTER            12 7/8         11 1/4
   4TH QUARTER            14             12 1/16

1996
   1ST QUARTER            13 3/16        11 15/16
   2ND QUARTER            13 1/16        12 1/16
   3RD QUARTER            13 15/16       12 13/16
   4TH QUARTER            14             12

1997
   1ST QUARTER            14 5/8         12 11/16
   2ND QUARTER            17             14 5/16
   3RD QUARTER            18 5/16        15 3/8
   4TH QUARTER            20 3/8         17 3/4

1998
   1ST QUARTER            27 3/16        20 5/16
   2ND QUARTER            25 11/16       22 1/4
   3RD QUARTER            26 3/16        22 5/8
   4TH QUARTER            25 1/8         18 9/16

1999
   1ST QUARTER            21 15/16       14 7/16
   2ND QUARTER            21             17 11/16
   3RD QUARTER            23 1/2         17 1/4
   4TH QUARTER            25 7/8         21 15/16

                    BOARD OF DIRECTORS AND CORPORATE OFFICERS

BOARD OF DIRECTORS                                                                   CORPORATE OFFICERS
F. Guillaume Bastiaens, 56,                 S. Walter Richey, 63,                    William G. Van Dyke, 54,
VICE CHAIRMAN,                              RETIRED CHAIRMAN, PRESIDENT              CHAIRMAN, PRESIDENT AND
CARGILL INC., MINNEAPOLIS (AGRIBUSINESS).   AND CHIEF EXECUTIVE OFFICER,             CHIEF EXECUTIVE OFFICER.
DIRECTOR SINCE 1995.(2),(3)                 MERITEX, INC., MINNEAPOLIS,              27 YEARS SERVICE.
                                            (DISTRIBUTION SERVICES).
Paul B. Burke, 43,                          DIRECTOR SINCE 1991.(2),(3)              William M. Cook, 46,
CHAIRMAN, PRESIDENT AND                                                              SENIOR VICE PRESIDENT,
CHIEF EXECUTIVE OFFICER,                    Stephen W. Sanger, 53,                   COMMERCIAL AND INDUSTRIAL.
BMC INDUSTRIES, INC., MINNEAPOLIS           CHAIRMAN AND CHIEF EXECUTIVE OFFICER,    19 YEARS SERVICE.
(MANUFACTURING).                            GENERAL MILLS, INC., MINNEAPOLIS
DIRECTOR SINCE 1996.(1),(3)                 (CONSUMER PRODUCTS).                     James R. Giertz, 42,
                                            DIRECTOR SINCE 1992.(1),(2)              SENIOR VICE PRESIDENT AND
Janet M. Dolan, 50,                                                                  CHIEF FINANCIAL OFFICER.
PRESIDENT AND CHIEF EXECUTIVE OFFICER,      William G. Van Dyke, 54,                 6 YEARS SERVICE.
TENNANT COMPANY, MINNEAPOLIS                CHAIRMAN, PRESIDENT AND
(MANUFACTURING).                            CHIEF EXECUTIVE OFFICER,                 Nickolas Priadka, 53,
DIRECTOR SINCE 1996.(2),(3)                 DONALDSON COMPANY, INC.                  SENIOR VICE PRESIDENT, OEM ENGINE
                                            DIRECTOR SINCE 1994.                     SYSTEMS AND PARTS.
Jack W. Eugster, 54,                                                                 30 YEARS SERVICE.
CHAIRMAN, PRESIDENT AND                     (1) HUMAN RESOURCES COMMITTEE
CHIEF EXECUTIVE OFFICER,                    (2) AUDIT COMMITTEE                      Lowell F. Schwab, 51,
THE MUSICLAND GROUP, INC.,                  (3) DIRECTORS AFFAIRS COMMITTEE          SENIOR VICE PRESIDENT, OPERATIONS.
MINNEAPOLIS (CONSUMER PRODUCTS).                                                     20 YEARS SERVICE.
DIRECTOR SINCE 1993.(1),(3)
                                                                                     Edmund C. Craft, 59,
John F. Grundhofer, 60,                                                              VICE PRESIDENT, ENGINE AFTERMARKET.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,                                                20 YEARS SERVICE.
U.S. BANCORP, MINNEAPOLIS
(FINANCIAL SERVICES).                                                                Norman C. Linnell, 40,
DIRECTOR SINCE 1997(1),(3)                                                           GENERAL COUNSEL AND SECRETARY.
                                                                                     4 YEARS SERVICE.
Kendrick B. Melrose, 59,
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,                                                John E. Thames, 49,
THE TORO COMPANY, MINNEAPOLIS                                                        VICE PRESIDENT, HUMAN RESOURCES
(MANUFACTURING).                                                                     AND COMMUNICATIONS.
DIRECTOR SINCE 1991.(1),(2)                                                          11 YEARS SERVICE.

                                                                                     Thomas A. Windfeldt, 50,
                                                                                     VICE PRESIDENT, CONTROLLER AND TREASURER.
                                                                                     19 YEARS SERVICE.

WORLDWIDE OPERATIONS

WORLD HEADQUARTERS                  JOINT VENTURES                             Donaldson Italia s.r.l.,
                                                                               OSTIGLIA, ITALY
Donaldson Company, Inc.             Advanced Filtration Systems Inc.,
MINNEAPOLIS, MINNESOTA              CHAMPAIGN, ILLINOIS                        Nippon Donaldson, Ltd.,
                                                                               TOKYO, JAPAN
U.S. PLANTS                         MSCA, LLC,
                                    MONTICELLO, INDIANA                        Donaldson Korea Co., Ltd.,
AUBURN, ALABAMA                                                                SEOUL, SOUTH KOREA
OLD SAYBROOK, CONNECTICUT           Guilin Air King Enterprises Ltd.,
DIXON, ILLINOIS                     GUILIN, PEOPLE'S REPUBLIC OF CHINA         Donaldson Far East Ltd.,
FRANKFORT, INDIANA                                                             HONG KONG, S.A.R.,
CRESCO, IOWA                        PT Panata Jaya Mandiri,                    PEOPLE'S REPUBLIC OF CHINA
GRINNELL, IOWA                      JAKARTA, INDONESIA
OELWEIN, IOWA                                                                  Donaldson (Wuxi) Filters Co., Ltd.,
NICHOLASVILLE, KENTUCKY             SUBSIDIARIES                               WUXI, PEOPLE'S REPUBLIC OF CHINA
PORT HURON, MICHIGAN
CHILLICOTHE, MISSOURI               Donaldson Europe, N.V.,                    PT Donaldson Systems Indonesia
MOORESVILLE, NORTH CAROLINA         LEUVEN, BELGIUM                            JAKARTA, INDONESIA
PHILADELPHIA, PENNSYLVANIA
BALDWIN, WISCONSIN                  Donaldson Coordination Center, N.V.,       D.I. Filter Systems Pvt. Ltd.,
STEVENS POINT, WISCONSIN            LEUVEN, BELGIUM                            NEW DELHI, INDIA

DISTRIBUTION CENTERS                Donaldson Gesellschaft m.b.H.,             Donaldson Australasia (Pty.) Ltd.,
                                    DULMEN, GERMANY                            WYONG, AUSTRALIA
RENSSELAER, INDIANA
ONTARIO, CALIFORNIA                 Donaldson Filter Components, Ltd.,         Donaldson Filtration Systems (Pty.) Ltd.,
ANTWERP, BELGIUM                    HULL, ENGLAND                              CAPE TOWN, SOUTH AFRICA
SINGAPORE
                                    Donaldson Torit, B.V.,                     Donaldson, S.A. de C.V.,
                                    HAARLEM, NETHERLANDS                       AGUASCALIENTES, MEXICO

                                    Donaldson France, S.A.,                    Diemo S.A. de C.V.,
                                    BRON, FRANCE                               GUADALAJARA, MEXICO

                                    Tecnov-Donaldson, S.A.,                    LICENSEE
                                    DOMJEAN, FRANCE
                                                                               Parker Hannifin Ind. Com. Ltda.,
                                    Donaldson Filtros Iberica S.L.,            SAO PAULO, BRAZIL
                                    MADRID, SPAIN



[LOGO]
DONALDSON(R)
FILTRATION SOLUTIONS

DONALDSON COMPANY, INC.         MAILING ADDRESS:
1400 WEST 94TH STREET           P.O. BOX 1299
MINNEAPOLIS, MINNESOTA          MINNEAPOLIS, MINNESOTA
U.S.A.                          55440 U.S.A


612-887-3131
www.donaldson.com