Form 10-K405, Exhibit 13
period 2000-07-31
DONALDSON CO INC
filed 2000-10-26
CIK 29644

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

The following discussion of the company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto (including Note H, Segment Reporting) and other financial information included elsewhere in this Report.

FISCAL 2000 COMPARED TO FISCAL 1999 The company exceeded one billion dollars in sales in 2000, reporting record sales of $1.092 billion. This was an increase of
15.7 percent over prior-year sales of $944.1 million. Businesses acquired in this fiscal year contributed $56.7 million of revenues for the year. Excluding the impact of acquisitions, sales for the year ended July 31, 2000 were up 9.7 percent over the prior year. Sales for the Engine Products segment of $674.0 million were up 10.2 percent over the prior year. Sales for the Industrial Products segment of $418.3 million were up 25.7 percent over the prior year. Overall, growth was strong across essentially all the markets within both the Engine Products and Industrial Products segments with the exception of a 5.9 percent decline in sales of transportation products within the Engine Products segment, reflecting a slowdown in the North America heavy-duty truck market and a decrease in automotive sales due to the loss of the CK platform business. Continued increases in sales for the gas turbine systems and special application products reflected continued high demand in those markets. The increase in sales also reflected strengthening in other markets such as dust collection, engine aftermarket and off-road products.
     Domestic Engine Products sales were up 8.7 percent from the prior year. This increase was led by strong sales in engine aftermarket products, which increased domestically by 23.6 percent including businesses acquired during the year. Exclusive of acquisitions, domestic aftermarket product sales increased
10.4 percent. Domestic sales in off-road equipment products were also strong with an increase of 14.7 percent from the prior year reflecting growth in the agricultural, mining and large equipment markets compared to the prior year. Domestic sales in transportation products were down 1.8 percent with mixed results coming from an increase of 10.2 percent in domestic truck sales offset by a sharp decline in domestic automotive sales. Domestic Industrial Products sales increased 17.8 percent from the prior year including businesses acquired during the year. Exclusive of acquisitions, domestic Industrial Products sales were still strong with an increase of 15.6 percent. This increase was led by continued strong sales of gas turbine systems products (55.4 percent increase from the prior year) reflecting continued demand for large turbines in North America. Domestic dust collection product sales grew at a more modest rate with an increase of 7.2 percent while increases in special applications products increased only slightly overall.
     In U.S. dollars, total international sales increased 23.0 percent from the prior year. Excluding the negative impact of foreign currency translation of $12.3 million, sales increased 26.8 percent over the prior year. Total international Engine Products sales were up 13.3 percent compared to the prior year despite lower overall sales of automotive products. International sales of off-road products and aftermarket products were strong, posting increases of
21.9 percent and 20.1 percent from the prior year, respectively. International Industrial Products sales were up 39.0 percent from the prior year including businesses acquired during the year. Businesses acquired during the year contributed $28.7 million of international sales in the Industrial Products segment. Excluding these sales, the Industrial Products segment showed an increase of 15.9 percent in international sales from the prior year. A sharp increase in international sales in dust collection products was due largely to acquisitions during the year but excluding acquisitions, sales still showed an increase of 6.7 percent. Also contributing to the increase in international sales for the Industrial Products segment were disk drive products and gas turbine products with increases of 18.8 percent and 14.9 percent, respectively, over the prior year.
     The company reported record net earnings for 2000 of $70.2 million compared to $62.4 million in 1999, an increase of 12.5 percent. Net earnings per share - diluted were $1.51, up 15.3 percent from the prior year and reflects revenue growth as well as the impact of the company's stock repurchase program. An increase in sales levels from the prior year and the benefit from continued cost reduction efforts were the primary reasons for the higher earnings. The Industrial Products segment contributed almost half of the operating profit and all of the earnings growth for 2000. International operating income totaled approximately 62.1 percent and 57.6 percent of consolidated operating income in 2000 and 1999, respectively.
     Gross margin for 2000 increased to 30.0 percent compared to 29.2 percent in the prior year. The increase in gross margin for the year reflects the growth in net sales achieved in both operating segments of the company as well as the positive impact of the continuous focus on productivity improvements.

     Operating expenses as a percentage of sales for 2000 and 1999 were 20.3 percent and 19.8 percent, respectively. Operating expenses in 2000 totaled $221.9 million compared to $187.3 million in 1999, an increase of $34.6 million, or 18.5 percent. The increase in operating expenses relative to the prior year reflects higher sales levels and the impact of the acquired businesses. Selling expenses in 2000 increased $17.1 million, primarily due to the higher sales levels. General and administrative expenses increased $13.8 million from the prior year due to several factors including increased programming and information technology costs associated with Year 2000 efforts, increases in workers' compensation, increases in medical costs and employee compensation. In addition, there was $1.8 million of goodwill amortization related to the businesses acquired during the year.
     Interest expense increased $2.9 million, or 41.3 percent, primarily due to an increase in debt for the financing of acquisitions in the year as well as an increase in short-term borrowing. Other income totaled $4.6 million in 2000 compared to other income of $7.8 million in the prior year. The major components of other income in 2000 were: interest income of $2.7 million, earnings from non-consolidated joint ventures of $4.4 million, charitable contributions of $0.9 million, loss on sale of fixed assets of $1.0 million, and other miscellaneous income and expense items netting to $0.6 million of miscellaneous expense.
     The effective income tax rate of 30.0 percent in 2000 was unchanged from the 30.0 percent tax rate in 1999. The company anticipates that its effective income tax rate will remain at approximately 30.0 percent in 2001.
     Total backlogs of $331.3 million were up 16.8 percent from the prior year-end. Hard order backlogs, goods scheduled for delivery in 90 days, were $183.7 million and $157.1 million at July 31, 2000 and 1999, respectively. Hard order backlog for the Engine Products segment decreased slightly from 1999. This decrease resulted from a decrease in backlog for truck and automotive products of 32.1 percent, offset by double-digit increases in both aftermarket products and off-road equipment products of 22.2 percent and 15.5 percent, respectively. Hard order back log for the Industrial Products segment increased $28.2 million from 1999. This increase was due to significant increases in backlog for both dust collection and gas turbine products of 81.1 percent and 45.6 percent, respectively, followed by a more modest increase in special application products of 6.6 percent.

FISCAL 1999 COMPARED TO FISCAL 1998 The company reported record sales in 1999 of $944.1 million, a slight increase over prior-year sales of $940.4 million. Sales for the Engine Products segment of $611.0 million were down 1.7 percent over the prior year. Sales for the Industrial Products segment of $333.0 million were up
4.6 percent from the prior year. Overall, end-market conditions varied widely for the various products and geographic locations. Demand in some markets, such as agricultural equipment, was down sharply, while other markets, such as gas turbine systems, experienced rapid growth. Most of the markets served by the company experienced sluggish growth or modest contractions in demand.
     Domestic Engine Products sales were down 3.0 percent from the prior year. This decrease is primarily due to an ongoing weakness in the agricultural equipment markets and, to a lesser extent, lower production of mining and large equipment resulting in a decrease in sales in off-road equipment products of 9.5 percent. This decrease was offset by an increase in sales of truck products of
13.6 percent from the prior year. Domestic Industrial Products sales increased
6.7 percent. This increase was led by strong sales of gas turbine systems products (38.5 percent increase from the prior year) as well as modest sales growth in dust collection products. This increase was partially offset by lower sales in special applications products.
     In U.S. dollars, total international sales increased 1.0 percent from the prior year. Excluding the negative impact of foreign currency translation of $1.2 million, sales increased 1.4 percent over the prior year. Total international Engine Products sales were up 0.9 percent compared to the prior year despite lower overall sales of off-road and truck products. Aftermarket product sales showed an increase of 8.2 percent over the prior year largely due to increased activity in Mexico. Total international Industrial Products sales increased 1.2 percent from the prior year. This increase was primarily a result of an increase in sales of filters for computer disk drives partially offset by a decrease in sales of gas turbine systems products of 24.0 percent.
     The company reported record net earnings for 1999 of $62.4 million compared to $57.1 million in 1998, an increase of 9.5 percent. Net earnings per share - diluted were $1.31, up 14.9 percent from the prior year and reflects the impact of the company's stock repurchase program. The increase in net earnings, with only a slight increase in net sales, was primarily due to cost reduction and productivity initiatives, an increase in other income as discussed below and a reduction in the effective income tax rate. International operating income totaled approximately 57.6 percent and 50.3 percent of consolidated operating income in 1999 and 1998, respectively.

     Gross margin for 1999 increased to 29.2 percent compared to 28.0 percent in the prior year. Gross margin improved over the course of the year; gross margin in the second half of 1999 was 30.3 percent. The improvement in gross margin reflects the positive impact of cost reduction and productivity initiatives partially offset by the negative impact of lower production volumes in some facilities.
     Operating expenses as a percentage of sales for 1999 and 1998 were 19.8 percent and 18.8 percent, respectively. Operating expenses in 1999 totaled $187.3 million compared to $176.5 million in 1998, an increase of $10.8 million, or 6.1 percent. Selling expenses in 1999 decreased $2.1 million, reflecting the positive impact of cost reduction and productivity initiatives, while general and administrative expenses increased $12.8 million consisting primarily of increases in product liability expense, legal expense, system and programming costs and employee compensation. In addition, there were $2.8 million of costs related to the closing of the Oelwein plant.
     Interest expense increased $2.3 million, or 49.7 percent, primarily due to the increase in long-term debt for the full year. Other income totaled $7.8 million in 1999 compared to other income of $4.3 million in the prior year. The major components of other income in 1999 were: interest income of $1.4 million, earnings from non-consolidated joint ventures of $3.6 million, gain on sale of assets and product lines of $0.9 million, and other miscellaneous items of $1.9 million.
     The effective income tax rate of 30.0 percent in 1999 was lower compared to
34.0 percent in 1998, primarily due to lower international taxes and foreign tax credits from foreign dividends. The company anticipates that its effective income tax rate will remain at 30.0 percent in 2000.
     Total backlogs of $283.7 million were up 16.6 percent from the prior year-end. Hard order backlogs, goods scheduled for delivery in 90 days, were $157.1 million and $138.8 million at July 31, 1999 and 1998, respectively. Hard order backlog for the Engine Products segment increased $7.7 million from 1998. This increase was due primarily to an increase in backlog for truck and automotive products of 25.5 percent, offset by a decrease in off-road equipment products backlog of 8.2 percent. Hard order backlog for the Industrial Products segment increased $10.7 million from 1998. This increase was due to significant increases in backlog for both gas turbine and special applications products of
53.0 percent and 58.6 percent, respectively, offset by a decrease in dust collection products backlog of 19.1 percent.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION At July 31, 2000, the company's capital structure was comprised of $85.3 million of current debt, $92.6 million of long-term debt and $280.2 million of shareholders' equity. The ratio of long-term debt to total long-term capital was 24.9 percent and 24.8 percent at July 31, 2000 and July 31, 1999, respectively.
     Total debt outstanding increased $70.6 million to $178.0 million outstanding at July 31, 2000. The increase resulted from an increase in short-term borrowings outstanding at the end of the year of $64.7 million as compared to the prior year. Additionally, during the year the company obtained $8.0 million in Industrial Development Revenue Bond Financing for the construction of a new manufacturing facility of which $5.7 million was outstanding as of July 31, 2000.
     The company has a multi-currency revolving credit facility totaling $100.0 million with a group of banks and an additional $35.0 million available for use under uncommitted facilities which provide unsecured borrowings for general corporate purposes. There was $62.6 million outstanding under these facilities at July 31, 2000. The company believes that the combination of present capital resources, internally generated funds, and unused financing sources are more than adequate to meet cash requirements for 2001.
     Shareholders' equity increased $17.4 million in 2000 to $280.2 million. The increase was primarily due to current year earnings of $70.2 million offset primarily by $35.9 million of treasury stock repurchases and $12.4 million of dividend payments.

CASH FLOWS During 2000, $88.3 million of cash was generated from operating activities, compared with $99.8 million in 1999 and $37.0 million in 1998. The decrease in 2000 was primarily due to an increase in inventory of $26.2 million during the year in contrast to the prior year when inventory decreased. In addition, increased earnings offset by changes in other working capital items resulted in increased operating cash flow in 2000.
     In addition to cash generated from operating activities, the company obtained an additional $66.3 million in short-term debt and $1.2 million in net long-term debt. These cash flows were used primarily to support $36.4 million for capital expenditures, $35.9 million for stock repurchases and $12.4 million for dividend payments. Cash and cash equivalents decreased $17.8 million during 2000.

     Capital expenditures for property, plant and equipment totaled $36.4 million in 2000, compared to $29.5 million in 1999 and $54.7 million in 1998. Capital expenditures primarily related to productivity enhancing investments at various plants worldwide and continuing upgrades to the U.S. information systems.
     Capital spending in 2001 is planned to be $55.0 million. Significant planned expenditures include the further upgrade of U.S. information systems and investment in manufacturing equipment and tooling. It is anticipated that 2001 capital expenditures will be financed primarily from funds from operations.

DIVIDENDS The company's dividend policy is to maintain a payout ratio which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The company's dividend payout ratio target is 20.0 percent to 25.0 percent of the average earnings per share of the last three years. The current quarterly dividend of 7 cents per share equates to
21.2 percent of the 1998 through 2000 average net earnings per share.

SHARE REPURCHASE PLAN In November 1998, the Board of Directors authorized the company to repurchase 5.0 million shares of common stock. At July 31, 2000, the company had approximately 2.0 million remaining shares under the repurchase authorizations. Management and the Board of Directors believe the share repurchase program is an excellent means of returning value to the shareholders.
     In 2000, the company repurchased 1.7 million shares of common stock on the open market for $35.9 million, at an average price of $21.65 per share. The company repurchased 2.4 million shares for $44.5 million in 1999 and 1.3 million shares for $33.3 million in 1998.

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

NEW ACCOUNTING STANDARDS The company will adopt Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133," which is effective beginning fiscal 2001. SFAS 133 requires a company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the hedged assets, liabilities or firm commitments are recognized through earnings or in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company has determined that the effect of adopting SFAS 133 and SFAS 138 is immaterial to the earnings and the financial position of the company as of August 1, 2000.
     The company has adopted Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," effective beginning fiscal 2000. This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. The company has determined that the effect of SOP 98-1 is immaterial to the earnings and the financial position of the company.

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

FOREIGN CURRENCY In 2000, the U.S. dollar was mixed relative to the currencies of foreign countries where the company operates. A stronger dollar generally has a negative impact on international results because foreign-currency denominated earnings translates into less U.S. dollars; a weaker dollar generally has a positive translation effect.
     It is not possible to determine the true impact of foreign currency translation changes; however, the direct effect on net sales and net earnings can be estimated. For 2000, the impact of foreign currency translation resulted in a decrease in net sales by $12.3 million and a decrease in net earnings by $16.5 million. During 1999, the impact of foreign currency translation resulted in a decrease in net sales by $1.2 million and an increase in net earnings by $0.8 million.
     The company maintained significant assets and operations in Europe, countries of the Asia-Pacific Rim, South Africa and Mexico. As a result, exposure to foreign currency gains and losses exists. A portion of foreign currency exposure is hedged by incurring liabilities, including bank debt, denominated in the local currency where subsidiaries are located.
     The subsidiaries of the company purchase products and parts in various currencies. As a result, the company may be exposed to cost increases relative to local currencies in the markets to which it sells. To mitigate such adverse trends, the company, from time to time, enters into forward exchange contracts and other hedging activities. Also, foreign currency positions are partially offsetting and are netted against one another to reduce exposure.
     Some products made in the United States are sold abroad, primarily in Canada. As a result, sales of such products are affected by the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could depress these sales. Also, competitive conditions in the company's markets may limit its ability to increase product pricing in the face of adverse currency movements.

INTEREST At July 31, 2000, the fair value of the company's long-term debt approximates market. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical one-half percent increase in interest rates and amounts to approximately $3.6 million.

FORWARD-LOOKING STATEMENTS

The company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is making this cautionary statement in connection with such safe harbor legislation. This Annual Report to Shareholders, any Form 10-K, Form 10-Q or Form 8-K of the company or any other written or oral statements made by or on behalf of the company may include forward-looking statements which reflect the company's current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project," "should" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forecasts and projections in this Annual Report are "forward-looking statements," and are based on management's current expectations of the company's near-term results, based on current information available pertaining to the company, including the risk factors noted below.
     The company wishes to caution investors that any forward-looking statements made by or on behalf of the company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other risk factors include, but are not limited to: changing economic and political conditions in the United States and in other countries, changes in governmental spending and budgetary policies, governmental laws and regulations surrounding various matters such as environmental remediation, contract pricing, and international trading restrictions, customer product acceptance, continued access to capital markets and foreign currency risks. For a more detailed explanation of the foregoing and other risks, see exhibit 99, which is filed with the Securities and Exchange Commission. The company wishes to caution investors that other factors may in the future prove to be important in affecting the company's results of operations. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
     Investors are further cautioned not to place undue reliance on such forward-looking statements as they speak only to the company's views as of the date the statement is made. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF EARNINGS
--------------------------------------------------------------------------------
Donaldson Company, Inc. and Subsidiaries

(Thousands of dollars, except share and per share amounts)  Year ended July 31,           2000             1999             1998
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                         $  1,092,294     $    944,139     $    940,351
Cost of sales                                                                          764,773          668,458          677,089
---------------------------------------------------------------------------------------------------------------------------------
      Gross Margin                                                                     327,521          275,681          263,262
Selling, general and administrative                                                    194,623          163,688          152,954
Research and development                                                                27,304           23,603           23,509
---------------------------------------------------------------------------------------------------------------------------------
      Operating Income                                                                 105,594           88,390           86,799
Interest expense                                                                         9,880            6,993            4,671
Other (income) expense                                                                  (4,619)          (7,813)          (4,313)
---------------------------------------------------------------------------------------------------------------------------------
      Earnings Before Income Taxes                                                     100,333           89,210           86,441
Income taxes                                                                            30,100           26,763           29,390
---------------------------------------------------------------------------------------------------------------------------------
      Net Earnings                                                                $     70,233     $     62,447     $     57,051
=================================================================================================================================

Weighted Average Shares - Basic                                                     45,716,482       46,899,127       49,332,266
=================================================================================================================================

Weighted Average Shares - Diluted                                                   46,664,196       47,793,180       50,229,005
=================================================================================================================================

Net Earnings Per Share - Basic                                                    $       1.54     $       1.33     $       1.16
=================================================================================================================================

Net Earnings Per Share - Diluted                                                  $       1.51     $       1.31     $       1.14
=================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
Donaldson Company, Inc. and Subsidiaries

(Thousands of dollars, except share amounts) At July 31,                                2000            1999
-------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                                                      $   24,149      $   41,944
   Accounts receivable, less allowance of $4,380 and $4,341                          202,361         178,419
   Inventories
      Raw materials                                                                   45,064          32,722
      Work in process                                                                 20,171          13,758
      Finished products                                                               54,128          35,618
-------------------------------------------------------------------------------------------------------------
         Total Inventories                                                           119,363          82,098
   Deferred income taxes                                                              18,411          14,911
   Prepaids and other current assets                                                  11,195           9,016
-------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                        375,479         326,388
Property, Plant and Equipment, at cost
   Land                                                                                7,432           7,166
   Buildings                                                                         119,203         105,913
   Machinery and equipment                                                           333,310         296,038
   Construction in progress                                                            9,756          12,308
-------------------------------------------------------------------------------------------------------------
                                                                                     469,701         421,425
   Less accumulated depreciation                                                    (265,156)       (239,245)
-------------------------------------------------------------------------------------------------------------
                                                                                     204,545         182,180
Deferred Income Taxes                                                                    408              --
Intangible Assets                                                                     63,885          10,984
Other Assets                                                                          25,340          22,694
-------------------------------------------------------------------------------------------------------------
                                                                                  $  669,657      $  542,246
=============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Short-term borrowings                                                          $   85,034      $   20,287
   Current maturities of long-term debt                                                  279             409
   Trade accounts payable                                                             82,320          63,361
   Accrued employee compensation and related taxes                                    29,759          23,720
   Income taxes payable                                                                   58           4,448
   Accrued liabilities                                                                27,974          22,680
   Other current liabilities                                                          10,298           7,150
-------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                   235,722         142,055
Long-term Debt                                                                        92,645          86,691
Deferred Income Taxes                                                                     --             132
Other Long-term Liabilities                                                           61,125          50,605
Commitments and Contingencies (Note J)
Shareholders' Equity
   Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued             --              --
   Common stock, $5.00 par value, 80,000,000 shares authorized,
      49,655,954 shares issued in 2000 and 1999                                      248,280         248,280
   Additional paid-in capital                                                          2,018           1,611
   Retained earnings                                                                 143,125          87,909
   Accumulated other comprehensive income                                            (10,523)         (5,670)
   Treasury stock - 4,998,342 and 3,458,670 shares in 2000 and 1999, at cost        (102,735)        (69,367)
-------------------------------------------------------------------------------------------------------------
         Total Shareholders' Equity                                                  280,165         262,763
-------------------------------------------------------------------------------------------------------------
                                                                                  $  669,657      $  542,246
=============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Donaldson Company, Inc. and Subsidiaries

(Thousands of dollars) Year ended July 31,                                                   2000            1999            1998
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                                           $   70,233      $   62,447      $   57,051
Adjustments to reconcile net earnings to net cash provided by operating activities
   Depreciation and amortization                                                           34,326          27,686          25,272
   Write-down of impaired assets                                                               --              --           1,000
   Equity in earnings of affiliates                                                            74          (2,187)         (1,944)
   Deferred income taxes                                                                     (449)            489           4,226
   Other                                                                                    2,454          10,344          (6,817)
Changes in operating assets and liabilities, net of acquired businesses
   Accounts receivable                                                                     (6,441)        (13,244)         (6,780)
   Inventories                                                                            (26,227)         21,382         (20,037)
   Prepaids and other current assets                                                       (4,913)         (3,095)            417
   Trade accounts payable and other accrued expenses                                       19,261          (4,066)        (15,350)
----------------------------------------------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                                            88,318          99,756          37,038

INVESTING ACTIVITIES
Purchases of property and equipment, net                                                  (36,417)        (29,539)        (54,705)
Acquisitions and investments in affiliates                                                (88,220)           (230)           (920)
----------------------------------------------------------------------------------------------------------------------------------
      Net Cash Used in Investing Activities                                              (124,637)        (29,769)        (55,625)

FINANCING ACTIVITIES
Proceeds from long-term debt                                                                5,752          35,546          50,000
Repayments of long-term debt                                                               (4,522)           (404)         (2,890)
Change in short-term borrowings                                                            66,328         (24,422)          4,582
Payment received from ESOP                                                                     --              --           2,730
Purchase of treasury stock                                                                (35,923)        (44,535)        (33,250)
Dividends paid                                                                            (12,384)        (10,830)         (9,630)
Exercise of stock options                                                                     326           1,617           2,619
----------------------------------------------------------------------------------------------------------------------------------
      Net Cash (Used in) Provided by Financing Activities                                  19,577         (43,028)         14,161
Effect of exchange rate changes on cash                                                    (1,053)         (1,084)          6,217
----------------------------------------------------------------------------------------------------------------------------------
      Increase (Decrease) in Cash and Cash Equivalents                                    (17,795)         25,875           1,791
Cash and Cash Equivalents, Beginning of Year                                               41,944          16,069          14,278
----------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                                                 $   24,149      $   41,944      $   16,069
==================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Donaldson Company, Inc. and Subsidiaries

                                                                            ACCUMULATED
                                                ADDITIONAL                        OTHER
(Thousands of dollars, except per     COMMON       PAID-IN      RETAINED  COMPREHENSIVE     TREASURY    RECEIVABLE
 share amounts)                        STOCK       CAPITAL      EARNINGS         INCOME        STOCK     FROM ESOP         TOTAL
---------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1997              $ 135,317     $   6,212     $ 167,444     $     934     $ (63,312)    $  (2,730)    $ 243,865
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive income
   Net earnings                                                   57,051                                                  57,051
   Foreign currency translation                                                 (6,069)                                   (6,069)
                                                                                                                       ----------
   Comprehensive income                                                                                                   50,982
Treasury stock acquired                                                                      (33,250)                    (33,250)
Stock options exercised                                143        (5,145)                      3,135                      (1,867)
Performance awards                                  (1,546)          594                       1,349                         397
Payment received from ESOP                                                                                   2,730         2,730
Tax reduction - employee plans                       2,444                                                                 2,444
Two-for-one stock split              112,963        (6,054)     (170,349)                     63,440                          --
Cash dividends ($.19 per share)                                   (9,630)                                                 (9,630)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1998                248,280         1,199        39,965        (5,135)      (28,638)           --       255,671

Comprehensive income
   Net earnings                                                   62,447                                                  62,447
   Foreign currency translation                                                   (535)                                     (535)
                                                                                                                       ----------
   Comprehensive income                                                                                                   61,912
Treasury stock acquired                                                                      (44,535)                    (44,535)
Stock options exercised                                149        (3,499)                      3,004                        (346)
Performance awards                                  (1,071)         (174)                        802                        (443)
Tax reduction - employee plans                       1,334                                                                 1,334
Cash dividends ($.23 per share)                                  (10,830)                                                (10,830)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1999                248,280         1,611        87,909        (5,670)      (69,367)           --       262,763

Comprehensive income
   Net earnings                                                   70,233                                                  70,233
   Foreign currency translation                                                 (4,853)                                   (4,853)
                                                                                                                       ----------
   Comprehensive income                                                                                                   65,380
Treasury stock acquired                                                                      (35,923)                    (35,923)
Stock options exercised                               (727)       (2,633)                      2,555                        (805)
Tax reduction - employee plans                       1,134                                                                 1,134
Cash dividends ($.27 per share)                                  (12,384)                                                (12,384)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 2000              $ 248,280     $   2,018     $ 143,125     $ (10,523)    $(102,735)    $      --     $ 280,165
=================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Donaldson Company, Inc. and Subsidiaries


NOTE A
SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS Donaldson Company, Inc., is a leading worldwide manufacturer of filtration systems and replacement parts. The company's product mix includes air and liquid filters and exhaust and emission control products for mobile equipment; in-plant air cleaning systems; air intake systems and exhaust products for industrial gas turbines; and specialized filters for such diverse applications as computer disk drives, aircraft passenger cabins and semi conductor processing. Products are manufactured at more than three dozen Donaldson plants around the world and through five joint ventures.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Donaldson Company, Inc. and all majority-owned subsidiaries (the company). All significant intercompany accounts and transactions have been eliminated. The company also has four joint ventures that are not majority-owned; three are accounted for on the equity method and one on the cost method. Additionally, the company has one majority-owned joint venture. Certain amounts in prior periods have been reclassified to conform to the current presentation. The reclassifications had no impact on the net earnings as previously reported.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION For most foreign operations, local currencies are considered the functional currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains or losses, net of applicable deferred taxes, are accumulated in the foreign currency adjustment in accumulated other comprehensive income in shareholders' equity. Foreign currency transaction losses of $0.2 million in 2000, gains of $0.2 million in 1999 and losses of $1.4 million in 1998 are included in earnings before income taxes.

CASH EQUIVALENTS The company considers all highly liquid temporary investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

INVENTORIES Inventories are stated at the lower of cost or market. Domestic inventories are valued using the last-in, first-out (LIFO) method, while the international subsidiaries use the first-in, first-out (FIFO) method. Inventories valued at LIFO were approximately 52 percent and 53 percent of total inventories at July 31, 2000 and 1999, respectively.
     The FIFO cost of inventories valued under the LIFO method exceeded the LIFO carrying values by $21.2 million and $19.7 million at July 31, 2000 and 1999, respectively.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Additions, improvements or major renewals are capitalized, while expenditures that do not enhance or extend the asset's useful life are charged to operating expense as incurred. Depreciation is computed principally by use of declining balance methods on facilities and equipment acquired on or prior to July 31, 1992. The company adopted the straight-line depreciation method for all property acquired after July 31, 1992. Accelerated depreciation methods are generally used for income tax purposes.
     The estimated useful lives of property, plant and equipment are as follows:

--------------------------------------------------------------------------------
Buildings                                                        10 to 40 YEARS

Machinery and equipment                                           3 to 10 YEARS
================================================================================

INTANGIBLE ASSETS Intangible assets, primarily consisting of goodwill, are amortized on a straight-line basis over periods ranging up to 20 years.

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

COMPREHENSIVE INCOME The company adopted Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income," in the first quarter of fiscal 1999. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statements of Changes in Shareholders' Equity. Accumulated other comprehensive income consists only of accumulated foreign currency translation adjustment. The adoption of SFAS 130 has no impact on the company's net earnings or shareholders' equity.

EARNINGS PER SHARE The company follows SFAS 128, "Earnings per Share," to present earnings per share calculations.
     The company's basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares. The company's diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and dilutive shares relating to stock options.
     The following table presents information necessary to calculate basic and diluted earnings per share:

--------------------------------------------------------------------------------
(In thousands, except per share amounts)           2000        1999        1998
--------------------------------------------------------------------------------
Weighted average shares - basic                  45,716      46,899      49,332

  Dilutive shares                                   948         894         897
--------------------------------------------------------------------------------

Weighted average shares - diluted                46,664      47,793      50,229
================================================================================

Net earnings for basic and diluted
  earnings per share computation                $70,233     $62,447     $57,051
================================================================================

Net earnings per share - basic                  $  1.54     $  1.33     $  1.16
================================================================================

Net earnings per share - diluted                $  1.51     $  1.31     $  1.14
================================================================================

TREASURY STOCk Repurchased Common Stock is stated at cost and is presented as a separate reduction of shareholders' equity.

RESEARCH AND DEVELOPMENT All expenditures for research and development are charged against earnings in the year incurred.

STOCK-BASED COMPENSATION SFAS 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for performance equity units is recorded based on the quoted market price of the company's stock at the end of the period.

REVENUE RECOGNITION Revenue is recognized when product is shipped and invoiced or performance of services is complete.

PRODUCT WARRANTIES The company provides for estimated warranty costs and accrues for specific items at the time their existence is known and the amounts are determinable.

NEW ACCOUNTING STANDARDS The company will adopt Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133," which is effective beginning fiscal 2001. SFAS 133 requires a company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the hedged assets, liabilities or firm commitments are recognized through earnings or in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company has determined that the effect of adopting SFAS 133 and SFAS 138 is immaterial to the earnings and the financial position of the company as of August 1, 2000.
     The company has adopted Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," effective beginning fiscal 2000. This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. The company has determined that the effect of SOP 98-1 is immaterial to the earnings and the financial position of the company.

NOTE B
ACQUISITIONS, PLANT CLOSURE
AND PLANT OPENING

ACQUISITIONS All acquisitions were accounted for as purchases. The purchase prices assigned to the net assets acquired were based on the fair value of such assets and liabilities at the respective acquisition dates. The operating results of these acquired companies have been included in the consolidated statement of earnings from the dates of acquisition. Consolidated pro forma earnings and earnings per share would not be materially different from the reported amounts for all years presented.
     During the second quarter of fiscal 2000, the company completed the purchase of all of the outstanding shares of AirMaze Corporation, for $31.9 million in cash. AirMaze is a privately held supplier of heavy-duty air and liquid filters, air/oil separators and high purity air filter products. AirMaze has manufacturing facilities in Stow, Ohio and Greeneville, Tennessee. The excess of purchase price over the fair values of the net assets acquired was $27.2 million and has been recorded as goodwill which is being amortized on a straight-line basis over 20 years. AirMaze operations are a part of the company's Engine Products segment.
     During the third quarter of fiscal 2000, the company acquired the DCE dust control business of Invensys plc, for $56.4 million. DCE, headquartered in Leicester, England (UK) with smaller facilities in Germany and the United States and assembly operations in South Africa, Australia and Japan, is a major participant in the global dust collection industry. The excess of purchase price over the fair values of the net assets acquired was $31.5 million and has been recorded as goodwill which is being amortized on a straight-line basis over 20 years. DCE operations are a part of the company's Industrial Products segment.
     The purchase price allocations for AirMaze and DCE are based on preliminary estimates of the fair value of assets and liabilities and are subject to change.

PLANT CLOSURE During 2000, the company closed its manufacturing facilities located in Oelwein, Iowa. The closure of the facility was completed by the end of the calendar year. A pretax charge of $2.8 million was recorded in fiscal 1999 in general and administrative expense in the company's consolidated statement of earnings. The charge was primarily related to severance and other employee related costs associated with the elimination of approximately 125 positions. As of July 31, 2000, $0.2 million remains as a liability which relates to costs associated with building maintenance.

PLANT OPENING During 2000, the company opened a new manufacturing facility in Auburn, Alabama. The facility was constructed to produce mufflers for the truck manufacturers located in the southwestern U.S. region and employs approximately 100 employees.


NOTE C
CREDIT FACILITIES

In December 1997, the company amended and renewed a five-year multi-currency revolving facility with a group of participating banks under which it may borrow up to $100.0 million. The agreement provides that loans may be made under a selection of currencies and rate formulas including Base Rate Advance or Eurocurrency Rate Advance. The interest rate on each advance is based on certain adjusted leverage and debt-to-capitalization ratios. Facility fees and other fees on the entire loan commitment are payable for the duration of this facility. There was $50.0 million outstanding under this credit facility at July 31, 2000 and no amounts outstanding at July 31, 1999, leaving $50.0 million and $100.0 million available for further borrowing under such facility at July 31, 2000 and 1999, respectively. The weighted average interest rate on short-term borrowings outstanding at July 31, 2000 was 6.83 percent.
     At July 31, 2000, there was an additional $35.0 million available for use under uncommitted facilities which provide unsecured borrowings for general corporate purposes. There was $12.6 million outstanding under these facilities at July 31, 2000 and no amounts outstanding under these facilities at July 31, 1999. The weighted average interest rate on short-term borrowings outstanding at July 31, 2000 was 6.89 percent.
     International subsidiaries may borrow under various credit facilities. As of July 31, 2000 and 1999, borrowings under these facilities were $22.4 million and $20.3 million, respectively. The weighted average interest rate on these international borrowings outstanding at July 31, 2000 and 1999 was 4.07 percent and 3.04 percent, respectively.

NOTE D
LONG-TERM DEBT

Long-term debt consists of the following:

--------------------------------------------------------------------------------
(Thousands of dollars)                                       2000          1999
--------------------------------------------------------------------------------

6.20% Unsecured senior notes due July 15, 2005,
  interest payable semi-annually, principal
  payment of $23.0 million is due July 15, 2005           $23,000       $23,000

6.31% Unsecured senior notes due July 15, 2008,
  interest payable semi-annually, principal
  payment of $27.0 million is due July 15, 2008            27,000        27,000

6.39% Unsecured senior notes due August 15, 2010,
  interest payable semi-annually, principal
  payments of $5.0 million, to be paid annually
  commencing August 16, 2006                               25,000        25,000

1.9475% Guaranteed senior note due January 29, 2005,
  interest payable semi-annually, principal amount of
  1.2 billion Yen is due January 29, 2005                  10,962        10,358

Variable Rate Industrial Development Revenue
  Bonds ("Lower Floaters") due September 1, 2024,
  principal amount of $8.0 million, interest payable
  monthly, and an interest rate of 4.40% as of
  July 31, 2000                                             5,667            --

Other                                                       1,295         1,742
--------------------------------------------------------------------------------

   Total                                                   92,924        87,100

 Less current maturities                                      279           409
--------------------------------------------------------------------------------

   Total long-term debt                                   $92,645       $86,691
================================================================================

     Annual maturities of long-term debt for the next five years are $0.3 million in 2001 and $34.0 million in 2005. Annual maturities in 2002, 2003 and 2004 are not significant. The company estimates that the carrying value of long-term debt approximates its fair market value.
     Total interest paid relating to all debt was $ 9.1 million, $6.0 million and $4.6 million in 2000, 1999 and 1998, respectively. In addition, total interest expense recorded in 2000, 1999 and 1998 was $9.9 million, $7.0 million and $4.7 million, respectively. Certain note agreements contain debt covenants related to working capital levels and limitations on indebtedness. Further, the company is restricted from paying dividends or repurchasing Common Stock if its tangible net worth (as defined) does not exceed certain minimum levels. At July 31, 2000, under the most restrictive agreement, tangible net worth exceeded the minimum by $70.4 million.


NOTE E
EMPLOYEE BENEFIT PLANS

PENSION PLANS Donaldson Company, Inc. and certain of its subsidiaries have defined benefit pension plans for substantially all hourly and salaried employees. The domestic plan provides defined benefits pursuant to a cash balance feature whereby a participant accumulates a benefit comprised of a percentage of current salary which varies with years of service, interest credits and transition credits. The international plans generally provide pension benefits based on years of service and compensation level. The company's general funding policy is to make contributions as required by applicable regulations. The assets are primarily invested in diversified equity and debt portfolios. In 2000, the actuarial valuation date was changed from July 31 to April 30. This change did not have a material impact on the actuarial valuation.
     Cost for the company's domestic pension plans includes the following components:

--------------------------------------------------------------------------------
(Thousands of dollars)                         2000          1999          1998
--------------------------------------------------------------------------------

Net periodic cost:

  Service cost                             $  6,025      $  5,609      $  4,833

  Interest cost                               9,506         9,188         8,465

  Expected return on assets                 (11,081)      (10,006)       (8,838)

  Transition amount amortization             (1,097)       (1,097)       (1,097)

  Prior service cost amortization                64            30           (18)

  Actuarial loss amortization                    71         1,094           259

  Curtailment loss                               --           684            --
--------------------------------------------------------------------------------

  Net periodic benefit cost                $  3,488      $  5,502      $  3,604
================================================================================

     The funded status of the company's domestic pension plans as of April 30, 2000 and July 31, 1999, is as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                                      2000           1999
--------------------------------------------------------------------------------

Change in benefit obligation:

  Benefit obligation at beginning of year              $ 131,996      $ 121,213

  Adjustment for change in measurement date                1,841            N/A
--------------------------------------------------------------------------------

  Benefit obligation, new measurement date               133,837            N/A

  Service cost                                             6,025          5,609

  Interest cost                                            9,506          9,188

  Plan amendments                                            568          1,338

  Actuarial (gain)/loss                                  (11,025)         1,392

  Benefits paid                                           (7,663)        (6,744)
--------------------------------------------------------------------------------

  Benefit obligation at April 30 and July 31           $ 131,248      $ 131,996
================================================================================

Change in plan assets:

  Fair value of plan assets at beginning of year       $ 130,387      $ 123,956

  Adjustment for change in measurement date               17,461            N/A
-------------------------------------------------------------------------------

  Fair value of plan assets,
   new measurement date                                  147,848            N/A

  Actual return on plan assets                            (2,072)         9,282

  Company contributions                                    2,132          3,893

  Benefits paid                                           (7,663)        (6,744)
--------------------------------------------------------------------------------

  Fair value of plan assets at April 30 and July 31    $ 140,245      $ 130,387
================================================================================

Reconciliation of funded status:

  Funded (unfunded) status                             $   8,997      $  (1,609)

  Unrecognized actuarial (gain) loss                     (11,678)         1,885

  Unrecognized prior service cost                          2,472          1,968

  Unrecognized net transition obligation                  (3,769)        (4,866)
--------------------------------------------------------------------------------

  Net amount recognized in consolidated
   balance sheet                                       $  (3,978)     $  (2,622)
================================================================================

Amounts recognized in consolidated balance sheet consist of:

  Prepaid benefit cost                                 $   4,614      $   3,500

  Accrued benefit liability                               (8,592)        (6,122)

  Additional minimum liability                              (280)          (653)

  Intangible asset                                           280            653
--------------------------------------------------------------------------------

  Net amount recognized in consolidated
   balance sheet                                       $  (3,978)     $  (2,622)
================================================================================

     The projected benefit obligation and accumulated benefit obligation for domestic pension plans with accumulated benefit obligations in excess of plan assets were $7.8 million and $4.6 million, respectively, as of April 30, 2000 and $7.9 million and $4.4 million, respectively, as of July 31, 1999. There was no fair value of plan assets for domestic pension plans with accumulated benefit obligations in excess of plan assets as of April 30, 2000 and July 31, 1999, respectively.

--------------------------------------------------------------------------------
Weighted-average                                APRIL 30     JULY 31    JULY 31
actuarial assumptions                               2000        1999       1998
--------------------------------------------------------------------------------

Discount rate                                      8.00%       7.50%      7.25%

Expected return on plan assets                     9.00%       9.00%      9.00%
--------------------------------------------------------------------------------

Rate of compensation increase                      6.00%       6.00%      6.00%
================================================================================

     Pension expense related to international plans were $2.5 million, $2.5 million and $1.7 million for 2000, 1999 and 1998, respectively.

401(k) SAVINGS PLAN The company provides a contributory employee savings plan which permits participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The company's contributions under this plan are based on the level of employee contributions including a variable contribution based on performance of the company. Total contribution expense was $4.2 million, $4.9 million and $2.9 million for the years ended July 31, 2000, 1999 and 1998, respectively.

NOTE F
SHAREHOLDERS' EQUITY

STOCK RIGHTS On January 12, 1996, the Board of Directors of the company approved the extension of the benefits afforded by the company's existing rights plan by adopting a new share holder rights plan. Pursuant to the new Rights Agreement, dated as of January 12, 1996, by and between the company and Norwest Bank Minnesota, National Association, as Rights Agent, one Right was issued on March 4, 1996 for each outstanding share of Common Stock, par value $5.00 per share, of the company upon the expiration of the company's existing Rights. Each of the new Rights entitles the registered holder to purchase from the company one one-thousandth of a share of Series A Junior Participating Preferred Stock, without par value, at a price of $130.00 per one one-thousandth of a share. The Rights, however, will not become exercisable unless and until, among other things, any person acquires 15 percent or more of the outstanding Common Stock of the company. If a person acquires 15 percent or more of the outstanding Common Stock of the company (subject to certain conditions and exceptions more fully described in the Rights Agreement), each Right will entitle the holder (other than the person who acquired 15 percent or more of the outstanding Common Stock) to purchase Common Stock of the company having a market value equal to twice the exercise price of a Right. The new Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on March 3, 2006.

EMPLOYEE INCENTIVE PLANS In November 1991, shareholders approved the 1991 Master Stock Compensation Plan. The Plan extends through December 2001 and allows for the granting of nonqualified stock options, incentive stock options, restricted stock, stock appreciation rights (SARs), dividend equivalents, dollar-denominated awards and other stock-based awards. The 1980 Master Stock Compensation Plan allows for the granting of nonqualified stock options and incentive stock options. Both plans allow for the granting of performance awards to a limited number of key executives. The awards are payable in Common Stock and are based on a formula which measures performance of the company over a three-year period. Performance award expense totaled $1.7 million and $0.7 million in 2000 and 1998, respectively. There was no performance award expense in 1999. Options under both Plans are granted to key employees at or above 100 percent of the market price at the date of grant. Options are exercisable for up to 10 years from the date of grant.

STOCK OPTIONS Stock options issued during fiscal 1999 and 2000 become exercisable for non-executives in each of the following three years, in an equal number of shares each year and become exercisable for executives immediately upon the date of grant. Stock options issued during fiscal 1997 and 1998 become exercisable in each of the following three years, in an equal number of shares each year, for both executives and non-executives. Stock options issued prior to fiscal l997 for non-executives and during fiscal 1996 for executives become exercisable in a four-year period in an equal number of shares each year. Prior to fiscal 1996, stock options vested immediately for executives. At July 31, 2000, options to purchase 3,652,936 shares are outstanding under these plans.
     In fiscal 1997, the company adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 encourages entities to adopt a fair value-based method of accounting for employee stock compensation plans, but allows companies to continue to account for those plans using the accounting prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees." The company has elected to continue to account for stock-based compensation using APB 25, making pro forma disclosures of net earnings and earnings per share as if the fair value-based method had been applied. Accordingly, no compensation expense has been recorded for the stock option plans. Had compensation expense for the stock option plans been determined under SFAS 123 in fiscal 2000, 1999 and 1998, the company's net income and earnings per share would have been approximately $67.7 million and $1.45, $61.1 million and $1.28, and $55.7 million and $1.11, respectively. The pro forma effect on net income and earnings per share is not representative of the pro forma net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

     For purposes of computing compensation cost of stock options granted, the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 6.50 percent, 5.50 percent and 5.63 percent in 2000, 1999 and 1998, respectively; two or seven year lives in 2000, two, three, or seven year lives in 1999 and three, six, seven, or nine year lives in 1998; expected volatility of 29.7 percent, 26.3 percent and 22.5 percent in 2000, 1999 and 1998, respectively; and 1 percent expected dividend yield in 2000, 1999 and 1998. Black-Scholes is a widely accepted stock option pricing model; however, the ultimate value of stock options granted will be determined by the actual lives of options granted and the actual future price levels of the company's common stock.
     The weighted average fair value for options granted during fiscal 2000, 1999 and 1998 is $7.49, $5.62 and $6.35 per share, respectively.
     The number and option price of options granted under these plans were as follows:

-------------------------------------------------------------------------------
                                                                      WEIGHTED
                                                      OPTIONS          AVERAGE
                                                  OUTSTANDING   EXERCISE PRICE
-------------------------------------------------------------------------------
Outstanding at July 31, 1997                        3,317,308           $10.98

  Granted                                             472,595            22.83

  Exercised                                          (419,728)            8.40

  Canceled                                            (21,999)           14.98
-------------------------------------------------------------------------------

Outstanding at July 31, 1998                        3,348,176            12.95

  Granted                                             495,149            20.10

  Exercised                                          (432,505)            8.65

  Canceled                                            (28,498)           18.35
-------------------------------------------------------------------------------

Outstanding at July 31, 1999                        3,382,322            14.50

  Granted                                             489,086            23.01

  Exercised                                          (204,004)           10.09

  Canceled                                            (14,468)           20.41
-------------------------------------------------------------------------------

OUTSTANDING AT JULY 31, 2000                        3,652,936           $15.86
===============================================================================

     At July 31, 2000 and 1999 there were 3,109,926 and 2,451,657 options exercisable, respectively. Shares reserved at July 31, 2000 for outstanding options and future grants were 9,237,912.
     The following table summarizes information concerning currently outstanding and exercisable options:

--------------------------------------------------------------------------------
                                  WEIGHTED
                                   AVERAGE    WEIGHTED                 WEIGHTED
RANGE OF                         REMAINING     AVERAGE                  AVERAGE
EXERCISE             NUMBER    CONTRACTUAL    EXERCISE        NUMBER   EXERCISE
PRICES          OUTSTANDING    LIFE (YEARS)      PRICE   EXERCISABLE      PRICE
--------------------------------------------------------------------------------
$5 to $10           718,592           1.24     $  8.85       718,592    $  8.85

$10 to $15        1,096,624           3.90       12.30     1,092,624      12.30

$15 to $20          841,251           7.22       18.23       697,835      17.86

$20 and
  above             996,469           8.22       22.82       600,875      22.83
--------------------------------------------------------------------------------

                  3,652,936           5.32     $ 15.86     3,109,926    $ 14.79
================================================================================


NOTE G
INCOME TAXES

The components of earnings before income taxes are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                      2000           1999            1998
--------------------------------------------------------------------------------

Earnings before income taxes:

  United States                         $ 54,913        $55,811         $60,673

  Foreign                                 45,420         33,399          25,768
--------------------------------------------------------------------------------

   Total                                $100,333        $89,210         $86,441
================================================================================

     The components of the provision for income taxes are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                      2000           1999            1998
--------------------------------------------------------------------------------
Income Taxes:

Current:

  Federal                                $18,192        $16,717         $15,931

  State                                    2,361          2,471           1,837

  Foreign                                  9,996          7,086           7,396
--------------------------------------------------------------------------------

                                          30,549         26,274          25,164
--------------------------------------------------------------------------------

Deferred:

  Federal                                     52            426           3,410

  State                                        3             24             195

  Foreign                                   (504)            39             621
--------------------------------------------------------------------------------

                                            (449)           489           4,226
--------------------------------------------------------------------------------

   Total                                 $30,100        $26,763         $29,390
================================================================================

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                         2000          1999          1998
--------------------------------------------------------------------------------

Deferred tax assets:

  Compensation and retirement plans        $ 12,839      $  8,950      $  5,705

  Accrued expenses                            7,818         9,617         8,365

  Brazilian asset write-down                     --            --           720

  NOL carryforwards                           6,120         3,560         2,070

  Inventories                                 1,526         1,595         1,095

  Investment in joint venture                   754           588         1,195

  Cumulative translation adjustment           4,574         2,494         2,646

  Other                                       3,162         3,267         3,630
--------------------------------------------------------------------------------

   Gross deferred tax assets                 36,793        30,071        25,426

Valuation allowance                          (2,445)       (2,432)       (1,172)
--------------------------------------------------------------------------------

   Net deferred tax assets                   34,348        27,639        24,254

Deferred tax liabilities:

  Depreciation and amortization             (14,626)      (11,235)       (8,573)

  Other                                        (903)       (1,625)       (2,224)
--------------------------------------------------------------------------------

   Gross deferred tax liabilities           (15,529)      (12,860)      (10,797)
--------------------------------------------------------------------------------

     Net deferred tax assets               $ 18,819      $ 14,779      $ 13,457
================================================================================

     The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

--------------------------------------------------------------------------------
                                                 2000         1999         1998
--------------------------------------------------------------------------------
Statutory U.S. federal rate                     35.0%        35.0%        35.0%

State income taxes                               1.5          1.8          1.4

Foreign taxes at lower rates                    (6.1)        (5.5)        (1.3)

Other                                            (.4)        (1.3)        (1.1)
--------------------------------------------------------------------------------

                                                30.0%        30.0%        34.0%
================================================================================

     At July 31, 2000, certain international subsidiaries had available net operating loss carryforwards of approximately $10.0 million to offset future taxable income. The majority of such carryforwards expire after 2002. Unremitted earnings of international subsidiaries amounted to approximately $104.6 million at July 31, 2000. The majority of those earnings are intended to be indefinitely reinvested and, accordingly, no deferred U.S. income taxes have been provided. If a portion were to be remitted, foreign tax credits would substantially offset any resulting incremental U.S. income tax liability. It is not practicable to estimate the amount of unrecognized taxes on these undistributed earnings due to the complexity of the computation.
     The company made cash payments for income taxes of $24.6 million, $20.8 million and $22.5 million in 2000, 1999 and 1998, respectively.


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

The company has identified two reportable segments: Engine Products and Industrial Products. Segment selection was based on the internal organizational structure, management of operations and performance evaluation by management and the company's Board of Directors.
     The Engine Products segment sells to original equipment manufacturers
(OEMs) in the construction, industrial, mining, agriculture and transportation markets and to independent distributors, OEM dealer networks, private label accounts and large private fleets. Products include air intake systems, exhaust systems, liquid filtration systems and replacement filters.
     The Industrial Products segment sells to various industrial end-users, OEMs of gas-fired turbines, OEMs and end-users requiring highly purified air. Products include dust, fume and mist collectors, static and pulse-clean air filter systems and specialized air filtration systems.
     Corporate and Unallocated include corporate expenses determined to be non-allocable to the segments, interest income and expense, non-operating income and expense, and expenses not allocated to the business segments in the same period. Assets included in Corporate and Unallocated principally are cash and cash equivalents, inventory reserves, certain prepaids, certain investments, other assets and assets allocated to intercompany transactions.
     The company has developed an internal measurement system to evaluate performance and allocate resources based on profit or loss from operations before income taxes. The company's manufacturing facilities serve both reporting segments. Therefore, the company uses a complex allocation methodology to assign costs and assets to the segments. A certain amount of costs and assets are assigned to intercompany activity and are not assigned to either segment. Certain accounting policies applied to the reportable segments differ from those described in the summary of significant accounting policies. The reportable segments account for receivables on a gross basis and account for inventory on a standard cost basis.
     Segment allocated assets are primarily accounts receivable, inventories and property, plant and equipment. Reconciling items included in Corporate and Unallocated are created based on accounting differences between segment reporting and the consolidated, external reporting as well as internal allocation methodologies.
     Segment detail is summarized as follows (in thousands):

--------------------------------------------------------------------------------
                              ENGINE    INDUSTRIAL   CORPORATE &          TOTAL
                            PRODUCTS      PRODUCTS   UNALLOCATED        COMPANY
--------------------------------------------------------------------------------

2000

Net sales                 $  673,982    $  418,312    $       --     $1,092,294

Depreciation and
  amortization                20,959         8,509         4,858         34,326

Equity in earnings
  of unconsolidated
  affiliates                   4,392            --            --          4,392

Earnings before
  income taxes                57,453        53,862       (10,982)       100,333

Assets                       320,805       172,837       176,015        669,657

Equity investments
  in unconsolidated
  affiliates                  13,600            --            --         13,600

Capital expenditures,
  net of acquired
  businesses                  22,236         9,028         5,153         36,417
================================================================================

1999

Net sales                 $  611,378    $  332,761    $       --     $  944,139

Depreciation and
  amortization                18,486         7,506         1,694         27,686

Equity in earnings
  of unconsolidated
  affiliates                   3,610            --            --          3,610

Earnings before
  income taxes                61,896        36,373        (9,059)        89,210

Assets                       327,035       160,201        55,010        542,246

Equity investments
  in unconsolidated
  affiliates                  13,833            --            --         13,833

Capital expenditures,
  net of acquired
  businesses                  19,723         8,008         1,808         29,539
================================================================================

1998

Net sales                 $  622,096    $  318,255    $       --     $  940,351

Depreciation and
  amortization                16,551         6,437         2,284         25,272

Equity in earnings
  of unconsolidated
  affiliates                   3,654            --            --          3,654

Earnings before
  income taxes                62,987        29,057        (5,603)        86,441

Assets                       321,872       151,221        39,894        512,987

Equity investments
  in unconsolidated
  affiliates                  11,414            --            --         11,414

Capital expenditures,
  net of acquired
  businesses                  35,826        13,934         4,945         54,705
================================================================================

     Geographic sales by origination and property, plant and equipment (in thousands):

--------------------------------------------------------------------------------
                                                              PROPERTY, PLANT &
                                                 NET SALES      EQUIPMENT - NET
--------------------------------------------------------------------------------

2000

United States                                   $  690,899            $ 135,480

Europe                                             206,429               37,698

Asia Pacific                                       166,221               22,304

Other                                               30,745                9,063
--------------------------------------------------------------------------------

Total                                           $1,092,294            $ 204,545
================================================================================

1999

United States                                   $  616,254            $ 122,513

Europe                                             166,431               28,616

Asia Pacific                                       138,453               21,911

Other                                               23,001                9,140
--------------------------------------------------------------------------------

Total                                           $  944,139            $ 182,180
================================================================================

1998

United States                                   $  615,770            $ 119,623

Europe                                             160,211               29,620

Asia Pacific                                       139,606               18,848

Other                                               24,764               10,776
--------------------------------------------------------------------------------

Total                                           $  940,351            $ 178,867
================================================================================

     There were no sales over 10 percent of net sales to one customer in 2000. Sales to one customer accounted for 11 percent of net sales in 1999 and 1998.


NOTE I
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

--------------------------------------------------------------------------------
(Thousand of dollars,                 FIRST      SECOND       THIRD      FOURTH
except per share amounts)           QUARTER     QUARTER     QUARTER     QUARTER
--------------------------------------------------------------------------------

2000

Net Sales                          $246,550    $259,256    $285,277    $301,211

Gross Margin                         73,881      79,595      84,812      89,233

Net Earnings                         17,008      17,406      17,450      18,369

Diluted Earnings
  Per Share                             .36         .37         .38         .40

Dividends Declared
  Per Share                             .07         .07         .07         .07
================================================================================

1999

Net Sales                          $225,431    $220,249    $244,219    $254,240

Gross Margin                         62,329      62,262      74,212      76,878

Net Earnings                         13,369      13,172      17,418      18,488

Diluted Earnings
  Per Share                             .28         .27         .37         .39

Dividends Declared
  Per Share                             .06         .06         .06         .06
================================================================================


NOTE J
COMMITMENTS AND CONTINGENCIES

The company is involved in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company's results of operations, financial condition or liquidity.

ELEVEN-YEAR COMPARISON OF RESULTS
--------------------------------------------------------------------------------
Donaldson Company, Inc. and Subsidiaries

(Thousands of dollars, except per share amounts)            2000            1999            1998            1997
-----------------------------------------------------------------------------------------------------------------
OPERATING RESULTS

Net sales                                             $1,092,294      $  944,139      $  940,351      $  833,348
Gross margin                                          $  327,521         275,681         263,262         250,273
Gross margin percentage                                     30.0%           29.2%           28.0%           30.0%
Operating income                                      $  105,594          88,390          86,799          82,715
Operating income percentage                                  9.7%            9.4%            9.2%            9.9%
Interest expense                                      $    9,880           6,993           4,671           2,358
Earnings before income taxes                          $  100,333          89,210          86,441          79,094
Income taxes                                          $   30,100          26,763          29,390          28,474
Effective income tax rate                                   30.0%           30.0%           34.0%           36.0%
Net earnings                                          $   70,233          62,447          57,051          50,620
Return on sales                                              6.4%            6.6%            6.1%            6.1%
Return on average shareholders' equity                      25.9%           24.1%           22.8%           21.4%
Return on investment                                        19.4%           19.0%           20.5%           20.8%

FINANCIAL POSITION

Total assets                                          $  669,657         542,246         512,987         467,501
Current assets                                        $  375,479         326,388         300,817         283,367
Current liabilities                                   $  235,722         142,055         165,068         177,346
Working capital                                       $  139,757         184,333         135,749         106,021
Current ratio                                                1.6             2.3             1.8             1.6
Current debt                                          $   85,313          20,696          45,896          42,674
Long-term debt                                        $   92,645          86,691          51,553           4,201
Total debt                                            $  177,958         107,387          97,449          46,875
Shareholders' equity                                  $  280,165         262,763         255,671         243,865
Long-term capitalization ratio                              24.9%           24.8%           16.8%            1.7%
Property, plant and equipment, net                    $  204,545         182,180         178,867         154,595
Net expenditures on property, plant and equipment     $   36,417          29,539          54,705          47,327
Depreciation and amortization                         $   34,326          27,686          25,272          21,494

SHAREHOLDER INFORMATION

Net earnings per share - Diluted                      $     1.51            1.31            1.14             .99
Dividends paid per share                              $      .27             .23             .19             .17
Shareholders' equity per share                        $     6.27            5.69            5.28            4.93
Shares outstanding (000s)                                 44,658          46,197          48,382          49,452
Common stock price range, per share
   High                                               $ 24 13/16         25 7/8          27 3/16          20 3/8
   Low                                                $ 19 1/8           14 7/16         18 9/16          12 5/8
=================================================================================================================

Amounts are adjusted for all stock splits and reflect adoption of SFAS 128.

Operating income is gross margin less selling, general and administrative, and research and development expense.

Return on investment is net earnings divided by average long-term debt plus average shareholders' equity.

Long-term capitalization ratio is long-term debt divided by long-term debt plus shareholders' equity.

(1) Excludes the cumulative effect of an accounting change of $2,206, or $.08 per share, in 1994.

    1996          1995          1994            1993          1992          1991          1990
-----------------------------------------------------------------------------------------------


$758,646      $703,959      $593,503        $533,327      $482,104      $457,692      $422,885
 222,874       197,979       166,599         152,236       133,574       129,858       121,454
    29.4%         28.1%         28.1%           28.5%         27.7%         28.4%         28.7%
  75,642        65,531        52,079          45,246        41,249        41,304        44,354
    10.0%          9.3%          8.8%            8.5%          8.6%          9.0%         10.5%
   2,905         3,089         3,362           2,723         2,681         3,526         3,731
  71,120        63,172        50,193          44,682        41,721        39,385        34,875
  27,684        24,636        18,244          16,468        15,952        15,337        13,849
    38.9%         39.0%         36.3%           36.9%         38.2%         38.9%         39.7%
  43,436        38,536        31,949(1)       28,214        25,769        24,048        21,026
     5.7%          5.5%          5.4%            5.3%          5.3%          5.3%          5.0%
    19.3%         18.8%         17.6%           16.9%         17.2%         18.0%         17.8%
    18.5%         17.6%         16.0%           15.0%         14.8%         14.9%         14.2%



 402,850       381,042       337,360         300,217       286,348       253,194       245,947
 250,751       247,904       220,308         196,014       187,360       169,398       168,522
 138,578       123,747       115,757          93,666        89,956        77,537        79,917
 112,173       124,157       104,551         102,348        97,404        91,861        88,605
     1.8           2.0           1.9             2.1           2.1           2.2           2.1
  13,145        20,800        16,956           7,595        11,425         6,380        11,384
  10,041        10,167        16,028          18,920        23,482        25,673        28,320
  23,186        30,967        32,984          26,515        34,907        32,053        39,704
 228,880       221,173       189,697         174,008       160,303       138,947       128,787
     4.2%          4.4%          7.8%            9.8%         12.8%         15.6%         18.0%
 124,913       110,640        99,559          90,515        84,899        72,863        68,290
  39,297        25,334        24,642          15,005        15,538        16,208        16,055
  21,674        20,529        16,365          14,752        14,047        12,187        10,857



     .84           .73           .59(1)          .51           .46           .42           .37
     .15           .14           .12             .10           .09           .07           .06
    4.52          4.23          3.58            3.19          2.91          2.51          2.23
  50,650        52,370        53,020          54,564        55,138        55,478        57,728

14            14             13 1/16         10 1/16       7 15/16        6 9/16       5 13/16
11 15/16      10 15/16        9 1/8           7            5 3/16         4 1/16       2 13/16
===============================================================================================

CORPORATE AND SHAREHOLDER INFORMATION


NYSE LISTING

The common shares of Donaldson Company, Inc. are traded on the New York Stock Exchange, under the symbol DCI.


SHAREHOLDER INFORMATION

For any concerns relating to your current or prospective shareholdings, please contact Shareowner Services at (800) 468-9716 or (651) 450-4064.


DIVIDEND REINVESTMENT PLAN

As of September 26, 2000, 1,116 of Donaldson Company's approximately 1,870 shareholders of record were participating in the Dividend Reinvestment Plan. Under the plan, shareholders can invest Donaldson Company dividends in additional shares of company stock. They may also make periodic voluntary cash investments for the purchase of company stock.
     Both alternatives are provided without service charges or brokerage commissions. Shareholders may obtain a brochure giving further details by writing Wells Fargo Bank Minnesota, N.A., Shareowner Services, P.O. Box 64854, St. Paul, MN 55164-0854.


ANNUAL MEETING

The annual meeting of shareholders will be held at 10 a.m. on Friday, November 17, 2000, at The Conference Center at Atrium Center, 3105 E. 80th Street, Bloomington, Minnesota. You are welcome to attend.


10-K REPORTS

Copies of the Report 10-K, filed with the Securities and Exchange Commission, are available on request from Shareholder Services, Donaldson Company, Inc., M.S. 101, P.O. Box 1299, Minneapolis, MN 55440.


INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP, Minneapolis, Minnesota


PUBLIC RELATIONS COUNSEL

Padilla Speer Beardsley Inc., Minneapolis, Minnesota


TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota, N.A., South St. Paul, Minnesota

                    SIX-YEAR QUARTERLY HIGH-LOW STOCK PRICES
[BAR CHART]
                                     High                Low
               --------------------------------------------------
                                      1995

               1st Quarter           13                  10 7/16
               2nd Quarter           12 1/8              10 7/16
               3rd Quarter           12 7/8              11 1/4
               4th Quarter           14                  12 1/16
               --------------------------------------------------
                                      1996

               1st Quarter           13 3/16             11 15/16
               2nd Quarter           13 1/16             12 1/16
               3rd Quarter           13 15/16            12 13/16
               4th Quarter           14                  12
               --------------------------------------------------
                                      1997

               1st Quarter           14 5/8              12 11/16
               2nd Quarter           17                  14 5/16
               3rd Quarter           18 5/16             15 3/8
               4th Quarter           20 3/8              17 3/4
               --------------------------------------------------
                                      1998

               1st Quarter           27 3/16             20 5/16
               2nd Quarter           25 11/16            22 1/4
               3rd Quarter           26 3/16             22 5/8
               4th Quarter           25 1/8              18 9/16
               --------------------------------------------------
                                      1999

               1st Quarter           21 15/16            14 7/16
               2nd Quarter           21                  17 11/16
               3rd Quarter           23 1/2              17 1/4
               4th Quarter           25 7/8              21 15/16
               --------------------------------------------------
                                      2000

               1st Quarter           23 1/2              19 1/2
               2nd Quarter           24 13/16            20 5/8
               3rd Quarter           24 1/16             20 1/4
               4th Quarter           24 1/4              19 1/8
36

BOARD OF DIRECTORS AND CORPORATE OFFICERS


BOARD OF DIRECTORS
F. Guillaume Bastiaens, 57
VICE CHAIRMAN,
CARGILL INC., MINNEAPOLIS
(AGRIBUSINESS).
DIRECTOR SINCE 1995. (2) (3)

Paul B. Burke, 44
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
BMC INDUSTRIES, INC., MINNEAPOLIS
(MANUFACTURING).
DIRECTOR SINCE 1996. (1) (3)

Janet M. Dolan, 51
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
TENNANT COMPANY, MINNEAPOLIS
(MANUFACTURING).
DIRECTOR SINCE 1996. (2) (3)

Jack W. Eugster, 55
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
THE MUSICLAND GROUP, INC., MINNEAPOLIS
(CONSUMER PRODUCTS).
DIRECTOR SINCE 1993. (1) (3)

John F. Grundhofer, 61
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
U.S. BANCORP, MINNEAPOLIS
(FINANCIAL SERVICES).
DIRECTOR SINCE 1997. (1) (3)

Kendrick B. Melrose, 60
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
THE TORO COMPANY, MINNEAPOLIS
(MANUFACTURING).
DIRECTOR SINCE 1991. (1) (2)

S. Walter Richey, 64
RETIRED CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
MERITEX, INC., MINNEAPOLIS,
(DISTRIBUTION SERVICES).
DIRECTOR SINCE 1991. (2) (3)

Stephen W. Sanger, 54
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
GENERAL MILLS, INC., MINNEAPOLIS
(CONSUMER PRODUCTS).
DIRECTOR SINCE 1992. (1) (2)

William G. Van Dyke, 55
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
DONALDSON COMPANY, INC.
DIRECTOR SINCE 1994.

(1) HUMAN RESOURCES COMMITTEE
(2) AUDIT COMMITTEE
(3) DIRECTORS' AFFAIRS COMMITTEE



CORPORATE OFFICERS
William G. Van Dyke, 55
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER.
28 YEARS SERVICE.

William M. Cook, 47
SENIOR VICE PRESIDENT, INTERNATIONAL.
20 YEARS SERVICE.

James R. Giertz, 43
SENIOR VICE PRESIDENT,
COMMERCIAL AND INDUSTRIAL.
7 YEARS SERVICE.

Nickolas Priadka, 54
SENIOR VICE PRESIDENT,
ENGINE SYSTEMS AND PARTS.
31 YEARS SERVICE.

Lowell F. Schwab, 52
SENIOR VICE PRESIDENT, OPERATIONS.
21 YEARS SERVICE.

Thomas W. VanHimbergen, 52
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER.
1 YEAR SERVICE.

Dale M. Couch, 57
VICE PRESIDENT AND
GENERAL MANAGER, ASIA PACIFIC.
3 YEARS SERVICE.

Norman C. Linnell, 41
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY.
5 YEARS SERVICE.

John E. Thames, 50
VICE PRESIDENT, HUMAN RESOURCES.
12 YEARS SERVICE.

Geert Henk Touw, 55
VICE PRESIDENT AND GENERAL MANAGER,
EUROPE/AFRICA/MIDDLE EAST.
15 YEARS SERVICE.

Thomas A. Windfeldt, 51
VICE PRESIDENT, CONTROLLER AND TREASURER.
20 YEARS SERVICE.

WORLDWIDE OPERATIONS


WORLD HEADQUARTERS
Donaldson Company, Inc.
MINNEAPOLIS, MINNESOTA


U.S. PLANTS
AUBURN, ALABAMA
OLD SAYBROOK, CONNECTICUT
DIXON, ILLINOIS
FRANKFORT, INDIANA
CRESCO, IOWA
GRINNELL, IOWA
LOUISVILLE, KENTUCKY
NICHOLASVILLE, KENTUCKY
PORT HURON, MICHIGAN
CHILLICOTHE, MISSOURI
MOORESVILLE, NORTH CAROLINA
STOW, OHIO
PHILADELPHIA, PENNSYLVANIA
GREENEVILLE, TENNESSEE
BALDWIN, WISCONSIN
STEVENS POINT, WISCONSIN


DISTRIBUTION CENTERS
ONTARIO, CALIFORNIA
RENSSELAER, INDIANA
ANTWERP, BELGIUM


JOINT VENTURES
Advanced Filtration Systems Inc.
CHAMPAIGN, ILLINOIS

MSCA, LLC
MONTICELLO, INDIANA

Air Master China Ltd.
HONG KONG, S.A.R., PEOPLE'S REPUBLIC OF CHINA

Guilin Air King Enterprises Ltd.
GUILIN, PEOPLE'S REPUBLIC OF CHINA

PT Panata Jaya Mandiri
JAKARTA, INDONESIA


SUBSIDIARIES
Torit Australia Pty. Ltd.
SYDNEY, AUSTRALIA

Donaldson Australasia Pty. Limited
WYONG, AUSTRALIA

Donaldson Sales, Inc.
BARBADOS

Donaldson Coordination Center, B.V.B.A.
LEUVEN, BELGIUM

Donaldson Europe, B.V.B.A.
LEUVEN, BELGIUM

DCE Scandinavia APS
HORSHOLM, DENMARK

Donaldson France, S.A.S.
BRON, FRANCE

Tecnov Donaldson, S.A.S.
DOMJEAN, FRANCE

DCE S.A.
PARIS, FRANCE

DCE Neotechnik GmbH
BIELEFELD, GERMANY

Donaldson Gesellschaft m.b.H.
DULMEN, GERMANY

D.I. Filter Systems Pvt. Ltd.
NEW DELHI, INDIA

PT Donaldson Systems Indonesia
JAKARTA, INDONESIA

Donaldson Italia s.r.l.
OSTIGLIA, ITALY

Nippon Donaldson Limited
TOKYO, JAPAN

Donaldson Luxembourg S.a.r.l.
LUXEMBOURG

Donaldson, S.A. de C.V.
AGUASCALIENTES, MEXICO

Diemo S.A. de C.V.
GUADALAJARA, MEXICO

Donaldson Filtration Industrial S. de R.L. de C.V.
MONTERREY, MEXICO

Donaldson Torit B.V.
HAARLEM, NETHERLANDS

DCE Benelux B.V.
KROMMENIE, NETHERLANDS

Donaldson Far East Limited
HONG KONG, S.A.R., PEOPLE'S REPUBLIC OF CHINA

Donaldson (Wuxi) Filters Co., Ltd.
WUXI, PEOPLE'S REPUBLIC OF CHINA

Donaldson Filtration (Asia Pacific) Pte. Ltd.
SINGAPORE

Donaldson Filtration Systems (Proprietary) Ltd.
CAPE TOWN, SOUTH AFRICA

Donaldson Korea Co., Ltd.
SEOUL, SOUTH KOREA

DCE Donaldson Sistemas de Filtracion, S.L.
BARCELONA, SPAIN

Donaldson Filtros Iberica S.L.
MADRID, SPAIN

Donaldson Filter Components Limited
HULL, UNITED KINGDOM

DCE Donaldson Ltd.
LEICESTER, UNITED KINGDOM

DCE Group Ltd.
LEICESTER, UNITED KINGDOM

Tetratec Europe Limited
WIGAN, UNITED KINGDOM

Donaldson International, Inc.
U.S. VIRGIN ISLANDS


LICENSEE
Parker Hannifin Ind. Com. Ltda.
SAO PAULO, BRAZIL


[LOGO]
DONALDSON(R)
FILTRATION SOLUTIONS

Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota
U.S.A.

(952) 887-3131
www.donaldson.com


MAILING ADDRESS:
P.O. Box 1299
Minneapolis, Minnesota
55440 U.S.A