Form 10-K405, Exhibit 13
period 2001-07-31
DONALDSON CO INC
filed 2001-10-26
CIK 29644

Exhibit 13




ELEVEN-YEAR COMPARISON OF RESULTS

Donaldson Company, Inc. and Subsidiaries

(Thousands of dollars, except per share amounts)           2001           2000           1999           1998
-----------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                            $1,137,015     $1,092,294     $  944,139     $  940,351
Gross margin                                         $  341,734        327,521        275,681        263,262
Gross margin percentage                                    30.1%          30.0%          29.2%          28.0%
Operating income                                     $  112,108        105,594         88,390         86,799
Operating income percentage                                 9.9%           9.7%           9.4%           9.2%
Interest expense                                     $   11,608          9,880          6,993          4,671
Earnings before income taxes                         $  104,928        100,333         89,210         86,441
Income taxes                                         $   29,380         30,100         26,763         29,390
Effective income tax rate                                  28.0%          30.0%          30.0%          34.0%
Net earnings                                         $   75,548         70,233         62,447         57,051
Return on sales                                             6.6%           6.4%           6.6%           6.1%
Return on average shareholders' equity                     25.2%          25.9%          24.1%          22.8%
Return on investment                                       19.1%          19.4%          19.0%          20.5%

FINANCIAL POSITION
Total assets                                         $  706,830        677,525        542,246        512,987
Current assets                                       $  407,227        383,347        326,388        300,817
Current liabilities                                  $  217,279        243,590        142,055        165,068
Working capital                                      $  189,948        139,757        184,333        135,749
Current ratio                                               1.9            1.6            2.3            1.8
Current debt                                         $   59,416         85,313         20,696         45,896
Long-term debt                                       $   99,259         92,645         86,691         51,553
Total debt                                           $  158,675        177,958        107,387         97,449
Shareholders' equity                                 $  319,093        280,165        262,763        255,671
Long-term capitalization ratio                             23.7%          24.9%          24.8%          16.8%
Property, plant and equipment, net                   $  207,658        204,545        182,180        178,867
Net expenditures on property, plant and equipment    $   38,924         36,417         29,539         54,705
Depreciation and amortization                        $   38,577         34,326         27,686         25,272

SHAREHOLDER INFORMATION
Net earnings per share - assuming dilution           $     1.66           1.51           1.31           1.14
Dividends paid per share                             $     .295            .27            .23            .19
Shareholders' equity per share                       $     7.19           6.27           5.69           5.28
Shares outstanding (000s)                                44,383         44,658         46,197         48,382
Common stock price range, per share
   High                                              $    33.05          24.81          25.88          27.19
   Low                                               $    19.13          19.13          14.44          18.56
-----------------------------------------------------------------------------------------------------------------

Amounts are adjusted for all stock splits and reflect adoption of SFAS 128.

Operating income is gross margin less selling, general and administrative, and research and development expense.

Return on investment is net earnings divided by average long-term debt plus average shareholders' equity.

Long-term capitalization ratio is long-term debt divided by long-term debt plus shareholders' equity.

(1)Excludes the cumulative effect of an accounting change of $2,206, or $.08 per share, in 1994.

         1997           1996           1995           1994             1993           1992           1991
---------------------------------------------------------------------------------------------------------
   $  833,348     $  758,646     $  703,959     $  593,503       $  533,327     $  482,104     $  457,692
      250,273        222,874        197,979        166,599          152,236        133,574        129,858
         30.0%          29.4%          28.1%          28.1%            28.5%          27.7%          28.4%
       82,715         75,642         65,531         52,079           45,246         41,249         41,304
          9.9%          10.0%           9.3%           8.8%             8.5%           8.6%           9.0%
        2,358          2,905          3,089          3,362            2,723          2,681          3,526
       79,094         71,120         63,172         50,193           44,682         41,721         39,385
       28,474         27,684         24,636         18,244           16,468         15,952         15,337
         36.0%          38.9%          39.0%          36.3%            36.9%          38.2%          38.9%
       50,620         43,436         38,536         31,949(1)        28,214         25,769         24,048
          6.1%           5.7%           5.5%           5.4%             5.3%           5.3%           5.3%
         21.4%          19.3%          18.8%          17.6%            16.9%          17.2%          18.0%
         20.8%          18.5%          17.6%          16.0%            15.0%          14.8%          14.9%


      467,501        402,850        381,042        337,360          300,217        286,348        253,194
      283,367        250,751        247,904        220,308          196,014        187,360        169,398
      177,346        138,578        123,747        115,757           93,666         89,956         77,537
      106,021        112,173        124,157        104,551          102,348         97,404         91,861
          1.6            1.8            2.0            1.9              2.1            2.1            2.2
       42,674         13,145         20,800         16,956            7,595         11,425          6,380
        4,201         10,041         10,167         16,028           18,920         23,482         25,673
       46,875         23,186         30,967         32,984           26,515         34,907         32,053
      243,865        228,880        221,173        189,697          174,008        160,303        138,947
          1.7%           4.2%           4.4%           7.8%             9.8%          12.8%          15.6%
      154,595        124,913        110,640         99,559           90,515         84,899         72,863
       47,327         39,297         25,334         24,642           15,005         15,538         16,208
       21,494         21,674         20,529         16,365           14,752         14,047         12,187


          .99            .84            .73            .59(1)           .51            .46            .42
          .17            .15            .14            .12              .10            .09            .07
         4.93           4.52           4.23           3.58             3.19           2.91           2.51
       49,452         50,650         52,370         53,020           54,564         55,138         55,478

        20.38          14.00          14.00          13.06            10.06           7.94           6.56
        12.69          11.94          10.94           9.13             7.00           5.19           4.06
---------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS


Results of Operations

The following discussion of the company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto (including Note H, Segment Reporting) and other financial information included elsewhere in this Report.

FISCAL 2001 COMPARED TO FISCAL 2000 The company reported record sales in 2001 of $1.137 billion. This was an increase of 4.1 percent over prior-year sales of $1.092 billion. Excluding the impact of businesses acquired in 2000, sales for the year ended July 31, 2001 were up 0.5 percent over the prior year. This modest growth in sales for the year reflected the diversification of our Industrial Products and Engine Products segments as shown by the strength in the gas turbine market offsetting the slump in the North American truck market. Sales for the Industrial Products segment were a record $530.2 million, up 26.7 percent over the prior year. Excluding the acquisition of DCE, sales for the year were up 18.9 percent from the prior year. Leading this increase were sales in gas turbine products with an increase over the prior year of 66.6 percent to record sales of $195.0 million, reflecting the continued high demand in this market. Sales in dust collection and special application products also increased from the prior year by 12.5 percent and 8.9 percent, respectively. Excluding the acquisition of DCE, dust collection product sales decreased 4.4 percent from the prior year. Sales for the Engine Products segment of $606.8 million were down
10.0 percent over the prior year reflecting the U.S. economic weakness and the strong U.S. dollar overseas. Worldwide markets for medium and heavy-duty trucks were severely depressed, reflected in a decrease in transportation product sales of 47.6 percent from the prior year. Excluding the company's second quarter exit from a block of truck related business due to unfavorable commercial terms, sales were down 37.1 percent from the prior year. Sales in off-road products decreased 5.9 percent from the prior year while aftermarket product sales increased 5.0 percent.
   Domestic Industrial Products sales increased 28.1 percent from the prior year. This increase was led by strong sales of gas turbine systems products domestically reflecting continued demand for large turbines in North America, with domestic sales almost doubling from the prior year. Domestic dust collection product sales grew slightly with an increase of 1.7 percent while sales in special application products domestically decreased 8.2 percent. Domestic Engine Products sales were down 10.5 percent from the prior year. The medium and heavy-duty truck market continued to show its effects on the company's transportation product sales domestically with a decrease of 51.8 percent from the prior year. This was somewhat offset by increases in domestic aftermarket and off-road product sales of 1.7 percent and 13.1 percent, respectively.
   In U.S. dollars, total international sales increased 5.6 percent from the prior year. Excluding the negative impact of foreign currency translation of $35.6 million, sales increased 14.4 percent over the prior year. Total international Industrial Products sales were up 24.9 percent from the prior year. Sales of all products within this segment were strong internationally, with increases across the board. Leading this growth were sales of dust collection products with an increase of 34.1 percent from the prior year. Sales of gas turbine products and special application products increased 20.2 percent and 18.9 percent from the prior year, respectively. Total international Engine Products sales were down 8.9 percent compared to the prior year despite an increase in aftermarket product sales of 11.3 percent. International sales of off-road and transportation products decreased from the prior year by 28.3 percent and 29.0 percent, respectively.
   The company reported record net earnings for 2001 of $75.5 million compared to $70.2 million in 2000, an increase of 7.6 percent. Net earnings per share - diluted were $1.66, up 10.0 percent from $1.51 in the prior year. With only a modest increase in sales, the increase in net earnings is also a result of cost management, particularly in plant rationalization efforts throughout the year and other cost reduction initiatives in the second half of the year. This along with the decrease in the company's effective tax rate due to increased profitability from foreign operations helped to offset the effect of negative foreign currency exchange rates. The Industrial Products segment continued to grow, contributing 46.6 percent of consolidated sales, approximately 70.0 percent of the operating income and all of the growth in operating income for the year. International operating income totaled approximately 68.9 percent and
62.1 percent of consolidated operating income in 2001 and 2000, respectively. International operations also contributed all of the growth in operating income. Europe's operating income increased 7.1 percent (16.2 percent in local currency) as a result of strong gas turbine results, the completion of the DCE integration and improved results in most markets. Asia-Pacific's operating income increased by 38.0 percent (44.4 percent in local currency), led by increases from Japan's ROI improvement project and strong disk drive results in the Hong Kong and Wuxi, China, operations.
   Gross margin for 2001 remained virtually flat with only a slight increase to
30.1 percent compared to 30.0 percent in the prior year. This reflects an improved product mix and benefits of plant rationalization efforts, offsetting strong pricing pressure from major customers.
   Operating expenses as a percentage of sales for 2001 and 2000 were 20.2 percent and 20.3 percent, respectively. Operating expenses in 2001 totaled $229.6 million compared to $221.9 million in 2000, an increase of $7.7 million, or 3.5 percent. The increase in operating expenses relative to the prior year reflects higher sales levels and the continued impact of the businesses acquired in 2000. Selling expenses in 2001 were flat as compared to 2000. General and administrative expenses increased $7.2 million from the prior year.
   Interest expense increased $1.7 million, or 17.5 percent, primarily due to higher short-term debt levels throughout the year related to last year's acquisitions. Other income totaled $4.4 million in 2001 compared to other income of $4.6 million in the prior year. The major components of other income in 2001 were: interest income of $1.2 million, earnings from non-consolidated joint ventures of $3.0 million, and other miscellaneous income and expense items netting to $0.2 million of miscellaneous income.
   The effective income tax rate of 28.0 percent in 2001 decreased from the 30.0 percent tax rate in 2000. The tax rate was adjusted in the third quarter to provide for the increased contributions from the company's international operations in lower tax rate countries and reflects the foreign tax credit generated by the receipt of a dividend from the company's operations in Japan. The company anticipates that it will have a comparable proportion of income coming from its international operations located in lower tax rate countries in 2002. The company anticipates that its effective income tax rate will be approximately 28.0 percent in 2002.
   Total backlog was $355.3 million, up 7.2 percent from the same period last year. In the Industrial Products segment, total backlog increased 16.8 percent from the same period last year. In the Engine Products segment, total backlog was down 1.3 percent compared to the same period last year. Hard order backlog, goods scheduled for delivery in 90 days, was $179.9 million, down 2.1 percent from $183.7 million in the prior year. Within the Industrial Products segment, hard order backlog for gas turbine products increased 28.7 percent from the prior year. This increase was offset by decreases in dust collection and special application products of 26.2 percent and 24.1 percent, respectively, resulting in a slight overall increase in the Industrial Products segment from the prior year. In the Engine products segment, overall hard order backlog decreased 4.5 percent from the prior year. Within this segment, off-road and transportation products posted decreases of 6.4 percent and 16.3 percent, respectively, while aftermarket hard order backlog increased 4.5 percent from the prior year.

FISCAL 2000 COMPARED TO FISCAL 1999 The company exceeded one billion dollars in sales in 2000, reporting record sales of $1.092 billion. This was an increase of
15.7 percent over prior-year sales of $944.1 million. Businesses acquired in this fiscal year contributed $56.7 million of revenues for the year. Excluding the impact of acquisitions, sales for the year ended July 31, 2000 were up 9.7 percent over the prior year. Sales for the Engine Products segment of $674.0 million were up 10.2 percent over the prior year. Sales for the Industrial Products segment of $418.3 million were up 25.7 percent over the prior year. Overall, growth was strong across essentially all the markets within both the Engine Products and Industrial Products segments with the exception of a 5.9 percent decline in sales of transportation products within the Engine Products segment, reflecting a slowdown in the North America heavy-duty truck market and a decrease in automotive sales due to the loss of the CK platform business. Continued increases in sales for the gas turbine systems and special application products reflected continued high demand in those markets. The increase in sales also reflected strengthening in other markets such as dust collection, engine aftermarket and off-road products.
   Domestic Engine Products sales were up 8.7 percent from the prior year. This increase was led by strong sales in engine aftermarket products, which increased domestically by 23.6 percent including businesses acquired during the year. Exclusive of acquisitions, domestic aftermarket product sales increased 10.4 percent. Domestic sales in off-road equipment products were also strong with an increase of 14.7 percent from the prior year reflecting growth in the agricultural, mining and large equipment markets compared to the prior year. Domestic sales in transportation products were down 1.8 percent with mixed results coming from an increase of 10.2 percent in domestic truck sales offset by a sharp decline in domestic automotive sales. Domestic Industrial Products sales increased 17.8 percent from the prior year including businesses acquired during the year. Exclusive of acquisitions, domestic Industrial Products sales were still strong with an increase of 15.6 percent. This increase was led by continued strong sales of gas turbine systems products (55.4 percent increase from the prior year) reflecting continued demand for large turbines in North America. Domestic dust collection product sales grew at a more modest rate with an increase of 7.2 percent while increases in special applications products increased only slightly overall.
   In U.S. dollars, total international sales increased 23.0 percent from the prior year. Excluding the negative impact of foreign currency translation of $12.3 million, sales increased 26.8 percent over the prior year. Total international Engine Products sales were up 13.3 percent compared to the prior year despite lower overall sales of automotive products. International sales of off-road products and aftermarket products were strong, posting increases of
21.9 percent and 20.1 percent from the prior year, respectively. International Industrial Products sales were up 39.0 percent from the prior year including businesses acquired during the year. Businesses acquired during the year contributed $28.7 million of international sales in the Industrial Products segment. Excluding these sales, the Industrial Products segment showed an increase of 15.9 percent in international sales from the prior year. A sharp increase in international sales in dust collection products was due largely to acquisitions during the year but excluding acquisitions, sales still showed an increase of 6.7 percent. Also contributing to the increase in international sales for the Industrial Products segment were disk drive products and gas turbine products with increases of 18.8 percent and 14.9 percent, respectively, over the prior year.
   The company reported record net earnings for 2000 of $70.2 million compared to $62.4 million in 1999, an increase of 12.5 percent. Net earnings per share - diluted were $1.51, up 15.3 percent from the prior year. This reflects revenue growth as well as the impact of the company's stock repurchase program. An increase in sales levels from the prior year and the benefit from continued cost reduction efforts were the primary reasons for the higher earnings. The Industrial Products segment contributed almost half of the operating profit and all of the earnings growth for 2000. International operating income totaled approximately 62.1 percent and 57.6 percent of consolidated operating income in 2000 and 1999, respectively.
   Gross margin for 2000 increased to 30.0 percent compared to 29.2 percent in the prior year. The increase in gross margin for the year reflects the growth in net sales achieved in both operating segments of the company as well as the positive impact of the continuous focus on productivity improvements.
   Operating expenses as a percentage of sales for 2000 and 1999 were 20.3 percent and 19.8 percent, respectively. Operating expenses in 2000 totaled $221.9 million compared to $187.3 million in 1999, an increase of $34.6 million, or 18.5 percent. The increase in operating expenses relative to the prior year reflects higher sales levels and the impact of the acquired businesses. Selling expenses in 2000 increased $17.1 million, primarily due to the higher sales levels. General and administrative expenses increased $13.8 million from the prior year due to several factors including increased programming and information technology costs associated with Year 2000 efforts, increases in workers' compensation, increases in medical costs and employee compensation. In addition, there was $1.8 million of goodwill amortization related to the businesses acquired during the year.
   Interest expense increased $2.9 million, or 41.3 percent, primarily due to an increase in debt for the financing of acquisitions in the year as well as an increase in short-term borrowing. Other income totaled $4.6 million in 2000 compared to other income of $7.8 million in the prior year. The major components of other income in 2000 were: interest income of $2.7 million, earnings from non-consolidated joint ventures of $4.4 million, charitable contributions of $0.9 million, loss on sale of fixed assets of $1.0 million, and other miscellaneous income and expense items netting to $0.6 million of miscellaneous expense.
   The effective income tax rate of 30.0 percent in 2000 was unchanged from the
30.0 percent tax rate in 1999.
   Total backlog of $331.3 million was up 16.8 percent from the prior year-end. Hard order backlog, goods scheduled for delivery in 90 days, was $183.7 million and $157.1 million at July 31, 2000 and 1999, respectively. Hard order backlog for the Engine Products segment decreased slightly from 1999. This decrease resulted from a decrease in backlog for truck and automotive products of 32.1 percent, offset by double-digit increases in both aftermarket products and off-road equipment products of 22.2 percent and 15.5 percent, respectively. Hard order backlog for the Industrial Products segment increased $28.2 million from 1999. This increase was due to significant increases in backlog for both dust collection and gas turbine products of 81.1 percent and 45.6 percent, respectively, followed by a more modest increase in special application products of 6.6 percent.

Liquidity and Capital Resources

FINANCIAL CONDITION At July 31, 2001, the company's capital structure was comprised of $59.4 million of current debt, $99.3 million of long-term debt and $319.1 million of shareholders' equity. The ratio of long-term debt to total long-term capital was 23.7 percent and 24.9 percent at July 31, 2001 and 2000, respectively.
   Total debt outstanding decreased $19.3 million to $158.7 million outstanding at July 31, 2001. The decrease resulted from a reduction in short-term borrowings outstanding at the end of the year of $25.6 million as compared to the prior year, offset by an increase in long-term debt of $6.6 million from the prior year. The increase in long-term debt is primarily due to the addition of a guaranteed note of $6.4 million in our Japan operations.
   The company has a multi-currency revolving credit facility totaling $100.0 million with a group of banks and an additional $35.0 million available for use under uncommitted facilities which provide unsecured borrowings for general corporate purposes. There was $57.7 million outstanding under these facilities at July 31, 2001. The company believes that the combination of present capital resources, internally generated funds, and unused financing sources are adequate to meet cash requirements for 2002.
   Shareholders' equity increased $38.9 million in 2001 to $319.1 million. The increase was primarily due to current year earnings of $75.5 million offset primarily by $10.3 million of treasury stock repurchases and $13.1 million of dividend payments as well as a foreign currency translation adjustment in other comprehensive income of $13.7 million.

CASH FLOWS During fiscal 2001, $82.8 million of cash was generated from operating activities, compared with $88.5 million in 2000 and $100.9 million in 1999. The decrease in 2001 was primarily due to an increase in accounts receivable of $35.2 million during the year and contribution to employee pension plans offsetting increased earnings.
   In addition to cash generated from operating activities, the company decreased its outstanding short-term debt by $24.4 million while net long-term debt increased by $8.3 million. Cash flow generated by operations was used primarily to support $38.9 million for capital expenditures, $10.3 million for stock repurchases and $13.1 million for dividend payments. Cash and cash equivalents increased $4.1 million during 2001.
   Capital expenditures for property, plant and equipment totaled $38.9 million in 2001, compared to $36.4 million in 2000 and $29.5 million in 1999. Capital expenditures primarily related to productivity enhancing investments at various plants worldwide and continuing upgrades to the U.S. information systems.
   Capital spending in 2002 is planned to be $45.1 million. Significant planned expenditures include the further upgrade of U.S. information systems and investment in manufacturing equipment and tooling. It is anticipated that 2002 capital expenditures will be financed primarily by cash generated from operations.

DIVIDENDS The company's dividend policy is to maintain a payout ratio which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The company's dividend payout ratio target is 20.0 percent to 25.0 percent of the average earnings per share of the last three years. The current quarterly dividend of 7.5 cents per share equates to 20.1 percent of the 1999 through 2001 average net earnings per share.

SHARE REPURCHASE PLAN In January 2001, the Board of Directors authorized the company to repurchase 4.5 million shares of common stock of which no shares had been repurchased as of July 31, 2001. Management and the Board of Directors believe the share repurchase program is an excellent means of returning value to the shareholders.
   In fiscal 2001, the company repurchased 0.5 million shares of common stock on the open market for $10.3 million under the share repurchase plan authorized in November 1998, at an average price of $21.16 per share. The company repurchased
1.7 million shares for $35.9 million in 2000 and 2.4 million shares for $44.5 million in 1999.

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

NEW ACCOUNTING STANDARDS In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Com binations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Major provisions of these statements are as follows: all business combinations must now use the purchase method of accounting, the pooling of interest method of accounting is now prohibited; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as a part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; effective August 1, 2002, goodwill is no longer subject to amortization. The company has adopted the provisions of these statements as of August 1, 2001. As required by SFAS 142, the company will perform an impairment test on goodwill and other intangible assets as of the adoption date. Thereafter, the company will perform impairment tests annually and whenever events or circumstances occur indicating that goodwill or other intangible assets might be impaired. Beginning August 1, 2001, amortization of goodwill will cease. Goodwill amortization expense was $3.8 million, $2.7 million and $0.7 million at July 31, 2001, 2000 and 1999, respectively. The company estimates that goodwill amortization expense would have been approximately $3.5 million in 2002.

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

FOREIGN CURRENCY During 2001, the U.S. dollar strengthened throughout the year relative to the currencies of the foreign countries in which the company operates. The stronger dollar had a negative impact on the company's international results because the foreign denominated revenues and earnings directly translated into fewer U.S. dollars.
   It is not possible to determine the true impact of foreign currency translation changes; however, the direct effect on net sales and net earnings can be estimated. For the year ended July 31, 2001, the impact of foreign currency translation resulted in an overall decrease in net sales of $35.6 million and a decrease in net earnings of $3.2 million. The most significant impact on the company's results due to foreign currency translation was in Europe, where the stronger U.S. dollar relative to both the euro and pound sterling directly resulted in a decrease in net sales of $23.2 million and a decrease in net earnings of $2.9 million. The strength of the U.S. dollar relative to the Japanese yen during 2001 resulted in a decrease in net sales of $6.7 million and a decrease in net earnings of $0.2 million. In addition, fluctuation in the exchange rates for the Australian dollar and the South African rand also contributed to the company's translation losses, resulting in a decrease in net sales of $2.4 million and $3.0 million respectively. Going forward, the company expects local currency results to remain strong; excluding the effect of translation, revenues outside the U.S. increased 14.4 percent for the year ended July 31, 2001.
   The company maintains significant assets and operations in Europe, countries of the Asia-Pacific Rim, South Africa and Mexico. As a result, exposure to foreign currency gains and losses exists. A portion of the company's foreign currency exposure is hedged by incurring liabilities, including bank debt, denominated in the local currency in which the company's foreign subsidiaries are located.
   The foreign subsidiaries of the company purchase products and parts in various currencies. As a result, the company may be exposed to cost increases relative to local currencies in the markets to which it sells. To mitigate such adverse trends, the company, from time to time, enters into forward exchange contracts and other hedging activities. Additionally, foreign currency positions are partially offsetting and are netted against one another to reduce exposure.
   Some products made in the United States are sold abroad, primarily in Canada. As a result, sales of such products are affected by the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could depress these sales. Also, competitive conditions in the company's markets may limit its ability to increase product pricing in the face of adverse currency movements.

INTEREST Our exposure to market risks for changes in interest rates relates primarily to our short-term investments, short-term borrowings and interest rate swap agreement. We have no earnings or cash flow exposure due to market risks on our long-term debt obligations as a result of the fixed-rate nature of the debt. However, interest rate changes would affect the fair market value of the debt. At July 31, 2001, the fair value of the company's long-term debt approximates market. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical one-half percent increase in interest rates and amounts to approximately $3.2 million.
   On June 6, 2001, the company entered into an interest rate swap agreement effectively converting a portion of the company's interest rate exposure from a fixed rate to a variable rate basis to hedge against the risk of higher borrowing costs in a declining interest rate environment. The company does not enter into interest rate swap contracts for speculative or trading purposes; as the differential to be paid or received on the interest rate swap agreement is accrued and recognized as an adjustment to interest expense as interest rates change. The interest rate swap agreement has an aggregate notional amount of $27.0 million maturing on July 15, 2008. The variable rate is based on the current six-month London Interbank Offered Rates ("LIBOR"). This transaction resulted in a decrease to interest expense of $45,000 for the year ended July 31, 2001.

Forward-Looking Statements

The company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is making this cautionary statement in connection with such safe harbor legislation. This Annual Report to Shareholders, any Form 10-K, Form 10-Q or Form 8-K of the company or any other written or oral statements made by or on behalf of the company may include forward-looking statements which reflect the company's current views with respect to future events and financial performance but involve uncertainties that could significantly impact results. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project," "should" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forecasts and projections in this Annual Report are "forward-looking statements," and are based on management's current expectations of the company's near-term results, based on current information available pertaining to the company.
   The company wishes to caution investors that any forward-looking statements made by or on behalf of the company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other risk factors include, but are not limited to: risks associated with changing world economic and political factors, the company's international operations, interest and currency rate fluctuations, commodity prices, highly competitive markets, changes in capital spending levels by customers, changes in product demand and changes in the geographic and product mix of sales, integration of acquisitions and acquisition opportunities, ongoing plant and product line rationalization projects, ongoing information technology improvements, research and development expenditures, government laws and regulations, including diesel emissions controls. For a more detailed explanation of the foregoing and other risks, see exhibit 99 to our current Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission. The company wishes to caution investors that other factors may in the future prove to be important in affecting the company's results of operations. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
   Investors are further cautioned not to place undue reliance on such forward-looking statements as they speak only to the company's views as of the date the statement is made. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF EARNINGS

Donaldson Company, Inc. and Subsidiaries

(Thousands of dollars, except share and per share amounts) Year ended July 31,           2001             2000             1999
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                        $  1,137,015     $  1,092,294     $    944,139
Cost of sales                                                                         795,281          764,773          668,458
-------------------------------------------------------------------------------------------------------------------------------
      Gross Margin                                                                    341,734          327,521          275,681
Selling, general and administrative                                                   201,201          194,623          163,688
Research and development                                                               28,425           27,304           23,603
-------------------------------------------------------------------------------------------------------------------------------
      Operating Income                                                                112,108          105,594           88,390
Interest expense                                                                       11,608            9,880            6,993
Other (income) expense, net                                                            (4,428)          (4,619)          (7,813)
-------------------------------------------------------------------------------------------------------------------------------
      Earnings Before Income Taxes                                                    104,928          100,333           89,210
Income taxes                                                                           29,380           30,100           26,763
-------------------------------------------------------------------------------------------------------------------------------
      Net Earnings                                                               $     75,548     $     70,233     $     62,447
===============================================================================================================================
Weighted Average Shares - Basic                                                    44,381,082       45,716,482       46,899,127
===============================================================================================================================
Weighted Average Shares - Diluted                                                  45,612,165       46,664,196       47,793,180
===============================================================================================================================
Net Earnings Per Share - Basic                                                   $       1.70     $       1.54     $       1.33
===============================================================================================================================
Net Earnings Per Share - Diluted                                                 $       1.66     $       1.51     $       1.31
===============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Donaldson Company, Inc. and Subsidiaries

(Thousands of dollars, except share amounts) At July 31,                                2001            2000
------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                                                      $   36,136      $   32,017
   Accounts receivable, less allowance of $6,309 and $4,380                          230,046         202,361
   Inventories
      Raw materials                                                                   50,426          45,064
      Work in process                                                                 21,209          20,171
      Finished products                                                               40,999          54,128
------------------------------------------------------------------------------------------------------------
         Total Inventories                                                           112,634         119,363
   Deferred income taxes                                                              12,746          18,411
   Prepaids and other current assets                                                  15,665          11,195
------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                        407,227         383,347
Property, Plant and Equipment, at cost
   Land                                                                                6,890           7,432
   Buildings                                                                         117,029         119,203
   Machinery and equipment                                                           345,073         333,310
   Construction in progress                                                           22,603           9,756
------------------------------------------------------------------------------------------------------------
                                                                                     491,595         469,701
   Less accumulated depreciation                                                    (283,937)       (265,156)
------------------------------------------------------------------------------------------------------------
                                                                                     207,658         204,545
Deferred Income Taxes                                                                     --             408
Intangible Assets                                                                     61,658          63,885
Other Assets                                                                          30,287          25,340
------------------------------------------------------------------------------------------------------------
                                                                                  $  706,830      $  677,525
============================================================================================================
LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
   Short-term borrowings                                                          $   59,393      $   85,034
   Current maturities of long-term debt                                                   23             279
   Trade accounts payable                                                            100,287          90,188
   Accrued employee compensation and related taxes                                    29,945          29,759
   Accrued liabilities                                                                17,597          27,974
   Other current liabilities                                                          10,034          10,356
------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                   217,279         243,590
Long-term Debt                                                                        99,259          92,645
Deferred Income Taxes                                                                  9,189              --
Other Long-term Liabilities                                                           62,010          61,125
Commitments and Contingencies (Note J)
Shareholders' Equity
   Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued             --              --
   Common stock, $5.00 par value, 80,000,000 shares authorized,
      49,655,954 shares issued in 2001 and 2000                                      248,280         248,280
   Additional paid-in capital                                                             --           2,967
   Retained earnings                                                                 203,499         142,176
   Accumulated other comprehensive loss                                              (24,235)        (10,523)
   Treasury stock - 5,273,121 and 4,998,342 shares in 2001 and 2000, at cost        (108,451)       (102,735)
------------------------------------------------------------------------------------------------------------
         Total Shareholders' Equity                                                  319,093         280,165
------------------------------------------------------------------------------------------------------------
                                                                                  $  706,830      $  677,525
============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Donaldson Company, Inc. and Subsidiaries

(Thousands of dollars) Year ended July 31,                                                   2001            2000            1999
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                                           $   75,548      $   70,233      $   62,447
Adjustments to reconcile net earnings to net cash provided by operating activities
   Depreciation and amortization                                                           38,577          34,326          27,686
   Equity in (earnings) loss of affiliates                                                   (635)             74          (2,187)
   Deferred income taxes                                                                    7,093            (449)            489
   Other                                                                                  (12,949)          3,121          10,344
Changes in operating assets and liabilities, net of acquired businesses
   Accounts receivable                                                                    (35,220)         (5,704)        (13,244)
   Inventories                                                                              2,816         (26,227)         21,382
   Prepaids and other current assets                                                        2,838          (3,316)         (3,095)
   Trade accounts payable and other accrued expenses                                        4,731          16,437          (2,960)
---------------------------------------------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                                            82,799          88,495         100,862

INVESTING ACTIVITIES
Purchases of property and equipment, net                                                  (38,924)        (36,417)        (29,539)
Acquisitions and investments in affiliates                                                     --         (88,220)           (230)
---------------------------------------------------------------------------------------------------------------------------------
      Net Cash Used in Investing Activities                                               (38,924)       (124,637)        (29,769)

FINANCING ACTIVITIES
Proceeds from long-term debt                                                                9,462           5,752          35,546
Repayments of long-term debt                                                               (1,136)         (4,522)           (404)
Change in short-term borrowings                                                           (24,417)         66,328         (24,422)
Purchase of treasury stock                                                                (10,297)        (35,923)        (44,535)
Dividends paid                                                                            (13,092)        (12,384)        (10,830)
Exercise of stock options                                                                     525             326           1,617
---------------------------------------------------------------------------------------------------------------------------------
      Net Cash (Used in) Provided by Financing Activities                                 (38,955)         19,577         (43,028)
Effect of exchange rate changes on cash                                                      (801)         (1,053)         (1,084)
---------------------------------------------------------------------------------------------------------------------------------
      Increase (Decrease) in Cash and Cash Equivalents                                      4,119         (17,618)         26,981
Cash and Cash Equivalents, Beginning of Year                                               32,017          49,635          22,654
---------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                                                 $   36,136      $   32,017      $   49,635
=================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Donaldson Company, Inc. and Subsidiaries

                                                                                          Accumulated
                                                             Additional                         Other
                                                   Common       Paid-in      Retained   Comprehensive    Treasury
(Thousands of dollars, except per share amounts)    Stock       Capital      Earnings   Income (Loss)       Stock         Total
--------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1998                           $ 248,280     $   1,570     $  39,594     $  (5,135)    $ (28,638)    $ 255,671
--------------------------------------------------------------------------------------------------------------------------------

Comprehensive income
   Net earnings                                                                62,447                                    62,447
   Foreign currency translation                                                                (535)                       (535)
                                                                                                                      ----------
   Comprehensive income                                                                                                  61,912
Treasury stock acquired                                                                                   (44,535)      (44,535)
Stock options exercised                                                        (3,350)                      3,004          (346)
Performance awards                                               (1,071)         (174)                        802          (443)
Tax reduction - employee plans                                    1,334                                                   1,334
Cash dividends ($.23 per share)                                               (10,830)                                  (10,830)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1999                             248,280         1,833        87,687        (5,670)      (69,367)      262,763

Comprehensive income
   Net earnings                                                                70,233                                    70,233
   Foreign currency translation                                                              (4,853)                     (4,853)
                                                                                                                      ----------
   Comprehensive income                                                                                                  65,380
Treasury stock acquired                                                                                   (35,923)      (35,923)
Stock options exercised                                                        (3,360)                      2,555          (805)
Tax reduction - employee plans                                    1,134                                                   1,134
Cash dividends ($.27 per share)                                               (12,384)                                  (12,384)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 2000                             248,280         2,967       142,176       (10,523)     (102,735)      280,165

Comprehensive income
   Net earnings                                                                75,548                                    75,548
   Foreign currency translation                                                             (13,717)                    (13,717)
   Additional minimum pension liability                                                        (341)                       (341)
   Net gain on cash flow hedging derivatives                                                    346                         346
                                                                                                                      ----------
   Comprehensive income                                                                                                  61,836
Treasury stock acquired                                                                                   (10,297)      (10,297)
Stock options exercised                                          (6,196)       (1,124)                      4,262        (3,058)
Performance awards                                                                 (9)                        319           310
Tax reduction - employee plans                                    3,229                                                   3,229
Cash dividends ($.295 per share)                                              (13,092)                                  (13,092)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 2001                           $ 248,280     $      --     $ 203,499     $ (24,235)    $(108,451)    $ 319,093
================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL  STATEMENTS

Donaldson Company, Inc. and Subsidiaries


A     Summary of Significant
      Accounting Policies

DESCRIPTION OF BUSINESS Donaldson Company, Inc., is a leading worldwide manufacturer of filtration systems and replacement parts. The company's product mix includes air and liquid filters and exhaust and emission control products for mobile equipment; in-plant air cleaning systems; air intake systems and exhaust products for industrial gas turbines; and specialized filters for such diverse applications as computer disk drives, aircraft passenger cabins and semi-conductor processing. Products are manufactured at more than three dozen Donaldson plants around the world and through three joint ventures.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Donaldson Company, Inc. and all majority-owned subsidiaries (the company). All significant inter-company accounts and transactions have been eliminated. The company also has three joint ventures that are not majority-owned, all accounted for on the equity method. Certain amounts in prior periods have been reclassified to conform to the current presentation. The reclassifications had no impact on the company's net earnings or shareholders' equity as previously reported.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION For most foreign operations, local currencies are considered the functional currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains or losses, net of applicable deferred taxes, are accumulated in the foreign currency adjustment in accumulated other comprehensive income(loss) in shareholders' equity. There were no significant foreign currency transaction gains or losses in 2001. Foreign currency transaction losses of $0.2 million in 2000 and gains of $0.2 million in 1999 are included in earnings before income taxes.

CASH EQUIVALENTS The company considers all highly liquid temporary investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

INVENTORIES Inventories are stated at the lower of cost or market. Domestic inventories are valued using the last-in, first-out (LIFO) method, while the international subsidiaries use the first-in, first-out (FIFO) method. Inventories valued at LIFO were approximately 53 percent and 52 percent of total inventories at July 31, 2001 and 2000, respectively.
   The FIFO cost of inventories valued under the LIFO method exceeded the LIFO carrying values by $22.5 million and $21.2 million at July 31, 2001 and 2000, respectively.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Additions, improvements or major renewals are capitalized, while expenditures that do not enhance or extend the asset's useful life are charged to operating expense as incurred. Depreciation is computed principally by use of declining balance methods on facilities and equipment acquired on or prior to July 31, 1992. The company adopted the straight-line depreciation method for all property acquired after July 31, 1992. Accelerated depreciation methods are generally used for income tax purposes.
   The estimated useful lives of property, plant and equipment are as follows:

--------------------------------------------------------------------------------
Buildings                                                         10 to 40 years

Machinery and equipment                                            3 to 10 years
--------------------------------------------------------------------------------

INTANGIBLE ASSETS Intangible assets, primarily consisting of goodwill, are amortized on a straight-line basis over periods ranging up to 20 years. Amortization expense was $3.8 million, $2.7 million and $0.7 million at July 31, 2001, 2000 and 1999, respectively. Accumulated amortization was $9.6 million and $5.8 million as of July 31, 2001 and 2000, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS The company reviews the long-lived assets, including identifiable intangibles and associated goodwill, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value as measured by the undiscounted cash flows.

INCOME TAXES Deferred tax assets and liabilities are recognized for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

COMPREHENSIVE INCOME The company adopted Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income," in the first quarter of fiscal 1999. Comprehensive income consists of net income, foreign currency translation adjustments, additional minimum pension liability and net gain or loss on cash flow hedging derivatives, and is presented in the Consolidated Statements of Changes in Shareholders' Equity. Accumulated other comprehensive income consists of accumulated foreign currency translation adjustment, accumulated additional minimum liability related to pension and accumulated net gain or loss on cash flow hedging derivatives. The adoption of SFAS 130 had no impact on the company's results of operations or shareholders' equity.

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

(In thousands, except per share amounts)            2001        2000        1999
--------------------------------------------------------------------------------
Weighted average shares - basic                   44,381      45,716      46,899
   Dilutive shares                                 1,231         948         894
--------------------------------------------------------------------------------
Weighted average shares - diluted                 45,612      46,664      47,793
================================================================================
Net earnings for basic and diluted
   earnings per share computation               $ 75,548    $ 70,233    $ 62,447
================================================================================
Net earnings per share - basic                  $   1.70    $   1.54    $   1.33
================================================================================
Net earnings per share - diluted                $   1.66    $   1.51    $   1.31
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

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES The company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133," effective beginning fiscal 2001. SFAS 133 and SFAS 138 require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the hedged assets, liabilities or firm commitments are recognized through earnings or in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company enters into foreign exchange contracts and other hedging activities to mitigate potential foreign currency gains and losses relative to local currencies in the markets to which it sells.

In order to comply with the implementation requirements of SFAS 133 and SFAS 138, the company undertook a comprehensive review of its contractual relationships to ensure that all potential free-standing and embedded derivatives were identified. As a result, all of the company's existing derivative positions qualified for hedge accounting per SFAS 133 and SFAS 138, and the impact of adoption was not considered material to the company's results of operations or financial position. The company's documentation policies for derivatives were revised as considered necessary to comply with SFAS 133 requirements. However, the company made no substantive changes to its risk management strategy as a result of adopting SFAS 133 and SFAS 138. As a result of the implementation of SFAS 133 and SFAS 138, the company has recorded a credit to other comprehensive income of $0.3 million for the year ended July 31, 2001.
   In June 2001 the company entered into an interest rate swap agreement which was determined to be a fair value hedge under SFAS 133 and SFAS 138 (see Note
D). As of July 31, 2001, the interest rate swap had a fair value of $0.2 million which has been recorded as an increase to long-term debt. As a result of adopting these new accounting standards, there has been no material impact on the results of operations of the company for fiscal year ended July 31, 2001.

NEW ACCOUNTING STANDARDS In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Major provisions of these statements are as follows: all business combinations must now use the purchase method of accounting, the pooling of interest method of accounting is now prohibited; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as a part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; effective August 1, 2002, goodwill is no longer subject to amortization. The company has adopted the provisions of these statements as of August 1, 2001. As required by SFAS 142, the company will perform an impairment test on goodwill and other intangible assets as of the adoption date. Thereafter, the company will perform impairment tests annually and whenever events or circumstances occur indicating that goodwill or other intangible assets might be impaired. Beginning August 1, 2001, amortization of goodwill will cease. Goodwill amortization expense was $3.8 million, $2.7 million and $0.7 million at July 31, 2001, 2000 and 1999, respectively. The company estimates that goodwill amortization expense would have been approximately $3.5 million in 2002.

B     Acquisitions, Plant Closure
      and Plant Opening

ACQUISITIONS All acquisitions were accounted for as purchases. The purchase prices assigned to the net assets acquired were based on the fair value of such assets and liabilities at the respective acquisition dates. The operating results of these acquired companies have been included in the consolidated statement of earnings from the dates of acquisition. Consolidated pro forma earnings and earnings per share would not be materially different from the reported amounts for all years presented.
   The company completed the purchase of all of the outstanding shares of AirMaze Corporation for $31.9 million in cash effective November 1, 1999. AirMaze Corporation was merged into Donaldson Company, Inc. effective April 1, 2000. AirMaze products include heavy-duty air and liquid filters, air/oil separators and high purity air filter products. AirMaze manufacturing facilities are located in Stow, Ohio and Greeneville, Tennessee. The excess of purchase price over the fair values of the net assets acquired was $26.8 million and has been recorded as goodwill which is being amortized on a straight-line basis over 20 years. AirMaze operations are a part of the company's Engine Products segment. As of July 31, 2001, the balance of restructuring liabilities recorded in conjunction with the acquisition was approximately $0.2 million for costs associated with the termination and relocation of employees. Costs incurred and charged to this reserve associated with the termination and relocation of employees amounted to $0.3 million for the fiscal year ended July 31, 2001.

The integration of AirMaze resulted in a reduction in the work force of approximately 15 employees during fiscal 2001. Adjustments to this reserve for the fiscal year ended July 31, 2001, amounted to a decrease of $0.7 million. The remaining employee terminations and relocations are expected to be completed by the end of fiscal 2002.
   The company acquired the DCE dust control business of Invensys, plc for $56.4 million effective February 1, 2000. DCE, headquartered in Leicester, England
(UK) with smaller facilities in Germany and the United States and assembly operations in South Africa, Australia and Japan, is a major participant in the global dust collection industry. The excess of purchase price over the fair values of the net assets acquired was $33.2 million and has been recorded as goodwill which is being amortized on a straight-line basis over 20 years. DCE operations are part of the company's Industrial Products segment. As of July 31, 2001, the balance of restructuring liabilities recorded in conjunction with the acquisition was approximately $2.1 million of costs associated with the closure and sale of acquired facilities as well as termination and relocation of employees. Costs incurred and charged to these reserves associated with the closure and sale of acquired facilities amounted to $0.8 million for the fiscal year ended July 31, 2001. Costs incurred and charged to these reserves associated with the termination and relocation of employees amounted to $0.8 million during the year ended July 31, 2001. The integration of DCE resulted in a reduction in the work force of approximately 140 employees during fiscal 2001. Adjustments to these reserves for the fiscal year ended July 31, 2001, amounted to an increase of $0.9 million. The remaining closure or sale of facilities and employee terminations and relocations are expected to be completed by the end of fiscal 2002.

PLANT CLOSURES During 2001, the company closed its manufacturing facilities located in Mooresville, North Carolina, and Louisville, Kentucky. The closures of these facilities were completed by the end of the fiscal year. For the closure of the Mooresville manufacturing facility, a pretax charge of $0.7 million was recorded in fiscal 2001 in general and administrative expense in the company's consolidated statement of earnings. For the closure of the Louisville manufacturing facility, costs were charged against the purchase liabilities recorded in conjunction with the acquisition of DCE. See discussion of these purchase liabilities in Note B. These charges were primarily related to severance and other employee related costs associated with the elimination of approximately 130 positions in Mooresville and 80 positions in Louisville.
   During 2000, the company closed its manufacturing facilities located in Oelwein, Iowa. The closure of the facility was completed by the end of the calendar year. A pretax charge of $2.8 million was recorded in fiscal 1999 in general and administrative expense in the company's consolidated statement of earnings. The charge was primarily related to severance and other employee related costs associated with the elimination of approximately 125 positions.

PLANT OPENING During fiscal 2000, the company opened a new manufacturing facility in Auburn, Alabama. The facility was constructed to produce mufflers for the truck manufacturers located in the southwestern U.S. region and employs approximately 100 employees.

C     Credit Facilities

In December 1997, the company amended and renewed a five-year multi-currency revolving facility with a group of participating banks under which it may borrow up to $100.0 million. The agreement provides that loans may be made under a selection of currencies and rate formulas including Base Rate Advance or Eurocurrency Rate Advance. The interest rate on each advance is based on certain adjusted leverage and debt-to-capitalization ratios. Facility fees and other fees on the entire loan commitment are payable for the duration of this facility. There was $50.0 million outstanding under this credit facility, leaving $50.0 million available for further borrowing under such facility at both July 31, 2001 and 2000. The weighted average interest rate on short-term borrowings outstanding at July 31, 2001 and 2000 was 3.99 percent and 6.83 percent, respectively.
   The company also has three agreements under uncommitted credit facilities which provide unsecured borrowings for general corporate purposes. At July 31, 2001, there was $35.0 million available for use under these facilities. There was $7.7 million and $12.6 million outstanding under these facilities at July 31, 2001 and 2000, respectively. The weighted average interest rate on short-term borrowings outstanding at July 31, 2001 and 2000 was 3.98 percent and
6.89 percent, respectively.

   International subsidiaries may borrow under various credit facilities. As of July 31, 2001 and 2000, borrowings under these facilities were $1.7 million and $22.4 million, respectively. The weighted average interest rate on these international borrowings outstanding at July 31, 2001 and 2000 was 10.7 percent and 4.7 percent, respectively.

D     Long-Term Debt

Long-term debt consists of the following:

(Thousands of dollars)                                         2001        2000
-------------------------------------------------------------------------------
6.20% Unsecured senior notes due July 15, 2005,
   interest payable semi-annually, principal
   payment of $23.0 million is due July 15, 2005           $ 23,000    $ 23,000

6.31% Unsecured senior notes due July 15, 2008,
   interest payable semi-annually, principal
   payment of $27.2 million is due July 15, 2008             27,157      27,000

6.39% Unsecured senior notes due August 15, 2010,
   interest payable semi-annually, principal
   payments of $5.0 million, to be paid annually
   commencing August 16, 2006                                25,000      25,000

1.9475% Guaranteed senior note due
   January 29, 2005, interest payable
   semi-annually, principal amount of
   1.2 billion Yen is due January 29, 2005                    9,592      10,962

1.51% Guaranteed note due March 28, 2006,
   interest payable quarterly, principal amount
   of .8 billion Yen is due March 28, 2006                    6,395          --

Variable Rate Industrial Development Revenue
   Bonds ("Lower Floaters") due September 1, 2024,
   principal amount of $8.0 million, interest
   payable monthly, and an interest rate of 2.8%
   as of July 31, 2001                                        8,000       5,667

Other                                                           138       1,295
-------------------------------------------------------------------------------
      Total                                                  99,282      92,924

Less current maturities                                          23         279
-------------------------------------------------------------------------------
      Total long-term debt                                 $ 99,259    $ 92,645
===============================================================================

   Annual maturities of long-term debt for the next five years are $32.6 million in 2005 and $6.4 million in 2006. Annual maturities in 2002, 2003 and 2004 are not significant. The company estimates that the carrying value of long-term debt approximates its fair market value.
   On June 6, 2001, the company entered into an interest rate swap agreement effectively converting a portion of the company's interest rate exposure from a fixed rate to a variable rate basis to hedge against the risk of higher borrowing costs in a declining interest rate environment. The company does not enter into interest rate swap contracts for speculative or trading purposes; as the differential to be paid or received on the interest rate swap agreement is accrued and recognized as an adjustment to interest expense as interest rates change. The interest rate swap agreement has an aggregate notional amount of $27.0 million maturing on July 15, 2008. The variable rate is based on the current six-month London Interbank Offered Rates ("LIBOR"). This transaction resulted in a decrease to interest expense of $45,000 for the year ended July 31, 2001.
   Total interest paid relating to all debt was $11.1 million, $9.1 million and $6.0 million in 2001, 2000 and 1999, respectively. In addition, total interest expense recorded in 2001, 2000 and 1999 was $11.6 million, $9.9 million and $7.0 million, respectively. Certain note agreements contain debt covenants related to working capital levels and limitations on indebtedness. Further, the company is restricted from paying dividends or repurchasing Common Stock if its tangible net worth (as defined) does not exceed certain minimum levels. As of July 31, 2001, the company was in compliance with all such covenants.

E     Employee Benefit Plans

PENSION PLANS Donaldson Company, Inc. and certain of its subsidiaries have defined benefit pension plans for substantially all hourly and salaried employees. The domestic plan provides defined benefits pursuant to a cash balance feature whereby a participant accumulates a benefit comprised of a percentage of current salary which varies with years of service, interest credits and transition credits. The international plans generally provide pension benefits based on years of service and compensation level. The company's general funding policy is to make contributions as required by applicable regulations. The assets are primarily invested in diversified equity and debt portfolios. In 2000, the actuarial valuation date was changed from July 31 to April 30. This change did not have a material impact on the actuarial valuation.
   Costs for the company's pension plans include the following components:

(Thousands of dollars)                           2001         2000         1999
-------------------------------------------------------------------------------
Net periodic cost:

   Service cost                              $  6,935     $  6,084     $  5,609

   Interest cost                               11,626        9,852        9,188

   Expected return on assets                  (12,862)     (11,475)     (10,006)

   Transition amount amortization                 173       (1,097)      (1,097)

   Prior service cost amortization                119           64           30

   Actuarial (gain) loss amortization            (829)          71        1,094

   Curtailment loss                                --           --          684
-------------------------------------------------------------------------------
      Net periodic benefit cost              $  5,162     $  3,499     $  5,502
===============================================================================

   The funded status of the company's pension plans as of April 30, 2001 and April 30, 2000, is as follows:

(Thousands of dollars)                                       2001          2000
-------------------------------------------------------------------------------
Change in benefit obligation:

   Benefit obligation, August 1                               N/A     $ 131,996

   Adjustment for change in measurement date                  N/A         1,841
-------------------------------------------------------------------------------

   Benefit obligation, May 1                            $ 137,056       133,837

   Addition of non-U.S. plans                              16,589            --

   Service cost                                             6,936         6,085

   Interest cost                                           11,626         9,852

   Participant contributions                                  125            --

   Plan amendments                                            174           568

   Actuarial (gain)/loss                                  (10,012)      (11,472)

   Currency exchange rates                                 (2,022)           --

   Acquisition                                                 --         6,419

   Benefits paid                                          (10,371)       (8,233)
-------------------------------------------------------------------------------

      Benefit obligations, April 30                     $ 150,101     $ 137,056
===============================================================================

Change in plan assets:

   Fair value of plan assets, August 1                        N/A     $ 130,387

   Adjustments for change in measurement date                 N/A        17,461
-------------------------------------------------------------------------------

   Fair value of plan assets, May 1                     $ 146,210       147,848

   Addition of non-U.S. plans                               7,857            --

   Actual return on plan assets                           (10,978)       (1,659)

   Company contributions                                   11,250         2,168

   Participant contributions                                  125            --

   Currency exchange rates                                   (892)           --

   Acquisition                                                 --         6,086

   Benefits paid                                          (10,371)       (8,233)
-------------------------------------------------------------------------------

      Fair value of plan assets, April 30               $ 143,201     $ 146,210
===============================================================================

Reconciliation of funded status:

   Funded (unfunded) status                             $  (6,900)    $   9,154

   Unrecognized actuarial (gain) loss                       2,322       (12,196)

   Unrecognized prior service cost                          2,527         2,472

   Unrecognized net transition obligation                   3,792        (3,769)

   Fourth quarter contributions                             1,891            52
-------------------------------------------------------------------------------

      Net amount recognized in consolidated
         balance sheet                                  $   3,632        (4,287)
===============================================================================

Amounts recognized in consolidated balance sheet consist of:

   Prepaid benefit cost                                 $   9,853     $   4,614

   Accrued benefit liability                               (6,220)       (8,901)

   Additional minimum liability                            (5,126)         (280)

   Intangible asset                                         4,784           280

   Accumulated other comprehensive income                     341            --
-------------------------------------------------------------------------------

      Net amount recognized in consolidated
         balance sheet                                  $   3,632     $  (4,287)
===============================================================================

   The 2000 actuarial valuation results have been revised to reflect the final valuation of a plan assumed in the acquisition of AirMaze (see Note B).
   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $20.9 million, $17.1 million, and $5.8 million, respectively, as of April 30, 2001 and $8.6 million, $5.4 million and $0.8 million, respectively, as of April 30, 2000.

Weighted-average actuarial
 assumptions                   APRIL 30, 2001    July 31, 2000    July 31, 1999
-------------------------------------------------------------------------------
Discount rate                           7.50%            8.00%            7.50%

Expected return on plan assets          9.50%            9.00%            9.00%
-------------------------------------------------------------------------------

Rate of compensation increase           5.50%            6.00%            6.00%
===============================================================================

   Pension expense related to international plans were $4.3 million, $2.5 million and $2.5 million for 2001, 2000 and 1999, respectively.

401(k) SAVINGS PLAN The company provides a contributory employee savings plan which permits participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The company's contributions under this plan are based on the level of employee contributions including a variable contribution based on performance of the company. Total contribution expense was $4.1 million, $4.2 million and $4.9 million for the years ended July 31, 2001, 2000 and 1999, respectively.

F     Shareholders' Equity

STOCK RIGHTS On January 12, 1996, the Board of Directors of the company approved the extension of the benefits afforded by the company's existing rights plan by adopting a new shareholder rights plan. Pursuant to the new Rights Agreement, dated as of January 12, 1996, by and between the company and Wells Fargo Bank Minnesota, National Association, as Rights Agent, one Right was issued on March 4, 1996 for each outstanding share of Common Stock, par value $5.00 per share, of the company upon the expiration of the company's existing Rights. Each of the new Rights entitles the registered holder to purchase from the company one one-thousandth of a share of Series A Junior Participating Preferred Stock, without par value, at a price of $130.00 per one one-thousandth of a share. The Rights, however, will not become exercisable unless and until, among other things, any person acquires 15 percent or more of the outstanding Common Stock of the company.

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

EMPLOYEE INCENTIVE PLANS In November 1991, shareholders approved the 1991 Master Stock Compensation Plan. The Plan extends through December 2001 and allows for the granting of nonqualified stock options, incentive stock options, restricted stock, stock appreciation rights (SARs), dividend equivalents, dollar-denominated awards and other stock-based awards. The Plan allows for the granting of performance awards to a limited number of key executives. The awards are payable in Common Stock and are based on a formula which measures performance of the company over a three-year period. Performance award expense totaled $2.4 million and $1.7 million in 2001 and 2000, respectively. There was no performance award expense in 1999. Options under the Plan are granted to key employees at or above 100 percent of the market price at the date of grant. Options are exercisable for up to 10 years from the date of grant.

STOCK OPTIONS Stock options issued during fiscal 1999, 2000 and 2001 become exercisable for non-executives in each of the following three years, in an equal number of shares each year and become exercisable for executives immediately upon the date of grant. Stock options issued during fiscal 1997 and 1998 become exercisable in each of the following three years, in an equal number of shares each year, for both executives and non-executives. Stock options issued prior to fiscal l997 for non-executives and during fiscal 1996 for executives become exercisable in a four-year period in an equal number of shares each year. Prior to fiscal 1996, stock options vested immediately for executives. At July 31, 2001, options to purchase 3,464,159 shares are outstanding.
   In fiscal 1997, the company adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 encourages entities to adopt a fair value-based method of accounting for employee stock compensation plans, but allows companies to continue to account for those plans using the accounting prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees." The company has elected to continue to account for stock-based compensation using APB 25, making pro forma disclosures of net earnings and earnings per share as if the fair value-based method had been applied. Accordingly, no compensation expense has been recorded for the stock option plan. Had compensation expense for the stock option plan been determined under SFAS 123 in fiscal 2001, 2000 and 1999, the company's net income and diluted earnings per share would have been approximately $71.0 million and $1.56, and $67.7 million and $1.45, and $61.1 million and $1.28, respectively. The pro forma effect on net income and earnings per share is not representative of the pro forma net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

   For purposes of computing compensation cost of stock options granted, the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 4.72 percent, 6.50 percent and 5.50 percent in 2001, 2000 and 1999, respectively; two or seven year lives in 2001 and 2000 and two, three, or seven year lives in 1999; expected volatility of
30.5 percent, 29.7 percent and 26.3 percent in 2001, 2000 and 1999, respectively; and 1 percent expected dividend yield in 2001, 2000 and 1999. Black-Scholes is a widely accepted stock option pricing model; however, the ultimate value of stock options granted will be determined by the actual lives of options granted and the actual future price levels of the company's common stock.
   The weighted average fair value for options granted during fiscal 2001, 2000 and 1999 is $8.01, $7.49 and $5.62 per share, respectively.

   The number and option price of options granted were as follows:

                                                                        Weighted
                                                        Options          Average
                                                    Outstanding   Exercise Price
--------------------------------------------------------------------------------
Outstanding at July 31, 1998                          3,348,176          $ 12.95

   Granted                                              495,149            20.10

   Exercised                                           (432,505)            8.65

   Canceled                                             (28,498)           18.35
--------------------------------------------------------------------------------
Outstanding at July 31, 1999                          3,382,322            14.50

   Granted                                              489,086            23.01

   Exercised                                           (204,004)           10.09

   Canceled                                             (14,468)           20.41
--------------------------------------------------------------------------------
Outstanding at July 31, 2000                          3,652,936            15.86

   Granted                                              862,515            26.04

   Exercised                                         (1,025,995)           12.88

   Canceled                                             (25,297)           21.19
--------------------------------------------------------------------------------
Outstanding at July 31, 2001                          3,464,159          $ 19.24
================================================================================

   At July 31, 2001 and 2000 there were 2,954,542 and 3,109,926 options exercisable, respectively. Shares reserved at July 31, 2001 for outstanding options and future grants were 8,140,639.
   The following table summarizes information concerning currently outstanding and exercisable options:

                                  Weighted
                                   Average    Weighted                  Weighted
Range of                         Remaining     Average                   Average
Exercise             Number    Contractual    Exercise         Number   Exercise
Prices          Outstanding   Life (Years)       Price    Exercisable      Price
--------------------------------------------------------------------------------
$5 to $10           201,888           1.21      $ 8.73        201,888     $ 8.73

$10 to $15          837,194           2.69       12.15        837,194      12.15

$15 to $20          738,728           6.11       18.08        670,441      17.89

$20 to $25          964,827           7.22       22.90        794,297      22.92

$25 and above       721,522           8.34       26.67        450,722      27.17
--------------------------------------------------------------------------------
                  3,464,159           5.77      $19.24       2,954,542    $18.41
================================================================================

G     Income Taxes

The components of earnings before income taxes are as follows:

(Thousands of dollars)                              2001        2000        1999
--------------------------------------------------------------------------------
Earnings before income taxes:

   United States                                $ 48,705    $ 54,913    $ 55,811

   Foreign                                        56,223      45,420      33,399
--------------------------------------------------------------------------------
      Total                                     $104,928    $100,333    $ 89,210
================================================================================

   The components of the provision for income taxes are as follows:

(Thousands of dollars)                            2001        2000          1999
--------------------------------------------------------------------------------
Income Taxes:

   Current:

      Federal                                 $  8,502     $ 18,192     $ 16,717

      State                                        622        2,361        2,471

      Foreign                                   13,163        9,996        7,086
--------------------------------------------------------------------------------
                                                22,287       30,549       26,274
--------------------------------------------------------------------------------
   Deferred:

      Federal                                    7,304           52          426

      State                                        417            3           24

      Foreign                                     (628)        (504)          39
--------------------------------------------------------------------------------
                                                 7,093         (449)         489
--------------------------------------------------------------------------------
         Total                                $ 29,380     $ 30,100     $ 26,763
================================================================================

   The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(Thousands of dollars)                           2001         2000         1999
-------------------------------------------------------------------------------
Deferred tax assets:

   Compensation and
      retirement plans                       $  3,619     $ 12,839     $  8,950

   Accrued expenses                             6,938        7,818        9,617

   NOL carryforwards                            6,092        8,174        3,560

   Inventories                                  1,938        1,526        1,595

   Investment in joint venture                    636          754          588

   Cumulative translation
      adjustment                                   --        4,574        2,494

   Other                                        3,215        3,162        3,267
-------------------------------------------------------------------------------
      Gross deferred tax assets                22,438       38,847       30,071

Valuation allowance                          $ (2,054)    $ (4,499)    $ (2,432)
-------------------------------------------------------------------------------
      Net deferred tax assets                  20,384       34,348       27,639

Deferred tax liabilities:

   Depreciation and amortization              (16,209)     (14,626)     (11,235)

   Other                                         (618)        (903)      (1,625)
-------------------------------------------------------------------------------
      Gross deferred tax liabilities          (16,827)     (15,529)     (12,860)
-------------------------------------------------------------------------------
         Net deferred tax assets             $  3,557     $ 18,819     $ 14,779
===============================================================================

   The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

                                                       2001      2000      1999
-------------------------------------------------------------------------------
Statutory U.S. federal rate                            35.0%     35.0%     35.0%

State income taxes                                      0.4       1.5       1.8

Foreign taxes at lower rates                           (8.2)     (6.1)     (5.5)

Other                                                   0.8      (0.4)     (1.3)
-------------------------------------------------------------------------------
                                                       28.0%     30.0%     30.0%
===============================================================================

   At July 31, 2001, certain international subsidiaries had available net operating loss carryforwards of approximately $20.0 million to offset future taxable income. The majority of such carryforwards expire after 2003. Due to the uncertainty of the realizability of a portion of these losses, a valuation allowance of $2.1 million has been recorded as of July 31, 2001. Unremitted earnings of international subsidiaries amounted to approximately $133.5 million at July 31, 2001. The majority of those earnings are intended to be indefinitely reinvested and, accordingly, no deferred U.S. income taxes have been provided. If a portion were to be remitted, foreign tax credits would substantially offset any resulting incremental U.S. income tax liability. It is not practicable to estimate the amount of unrecognized taxes on these undistributed earnings due to the complexity of the computation.
   The company made cash payments for income taxes of $16.2 million, $24.6 million and $20.8 million in 2001, 2000 and 1999, respectively.

H     Segment Reporting

The company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," effective with fiscal year-end 1999. This standard requires companies to disclose selected financial data by operating segment. A segment is defined as a component with business activity resulting in revenue and expense that has separate financial information evaluated regularly by the company's chief operating decision maker in determining resource allocation and assessing performance. The company has identified two reportable segments:
Engine Products and Industrial Products. Segment selection was based on the internal organizational structure, management of operations and performance evaluation by management and the company's Board of Directors.
   The Engine Products segment sells to original equipment manufacturers (OEMs) in the construction, industrial, mining, agriculture and transportation markets and to independent distributors, OEM dealer networks, private label accounts and large private fleets. Products include air intake systems, exhaust systems, liquid filtration systems and replacement filters.
   The Industrial Products segment sells to various industrial end-users, OEMs of gas-fired turbines, OEMs and end-users requiring highly purified air. Products include dust, fume and mist collectors, static and pulse-clean air filter systems and specialized air filtration systems.
   Corporate and Unallocated include corporate expenses determined to be non-allocable to the segments, interest income and expense, non-operating income and expense, and expenses not allocated to the business segments in the same period. Assets included in Corporate and Unallocated principally are cash and cash equivalents, inventory reserves, certain prepaids, certain investments, other assets and assets allocated to intercompany transactions.
   The company has developed an internal measurement system to evaluate performance and allocate resources based on profit or loss from operations before income taxes. The company's manufacturing facilities serve both reporting seg ments. Therefore, the company uses a complex allocation methodology to assign costs and assets to the segments. A certain amount of costs and assets are assigned to intercompany activity and are not assigned to either segment. Certain accounting policies applied to the reportable segments differ from those described in the summary of significant accounting policies. The reportable segments account for receivables on a gross basis and account for inventory on a standard cost basis.
   Segment allocated assets are primarily accounts receivable, inventories and property, plant and equipment. Reconciling items included in Corporate and Unallocated are created based on accounting differences between segment reporting and the consolidated, external reporting as well as internal allocation methodologies.

   Segment detail is summarized as follows (in thousands):

                               Engine    Industrial   Corporate &          Total
                             Products      Products   Unallocated        Company
--------------------------------------------------------------------------------
2001

Net sales                  $  606,810    $  530,205    $       --     $1,137,015

Depreciation and
   amortization                23,100        11,268         4,209         38,577

Equity earnings in
   unconsolidated
   affiliates                   3,017            --            --          3,017

Earnings before
   income taxes                49,539        72,891       (17,502)       104,928

Assets                        315,706       228,505       162,619        706,830

Equity investments in
   unconsolidated
   affiliates                  14,115            --            --         14,115

Capital expenditures,
   net of acquired
   businesses                  23,308        11,370         4,246         38,924
================================================================================

2000

Net sales                  $  673,982    $  418,312    $       --     $1,092,294

Depreciation and
   amortization                20,959         8,509         4,858         34,326

Equity earnings in
   unconsolidated
   affiliates                   4,392            --            --          4,392

Earnings before
   income taxes                57,453        53,862       (10,982)       100,333

Assets                        320,805       172,837       183,883        677,525

Equity investments in
   unconsolidated
   affiliates                  13,600            --            --         13,600

Capital expenditures,
   net of acquired
   businesses                  22,236         9,028         5,153         36,417
================================================================================

1999

Net sales                  $  611,378    $  332,761    $       --     $  944,139

Depreciation and
   amortization                18,486         7,506         1,694         27,686

Equity earnings in
   unconsolidated
   affiliates                   3,610            --            --          3,610

Earnings before
   income taxes                61,896        36,373        (9,059)        89,210

Assets                        327,035       160,201        55,010        542,246

Equity investments in
   unconsolidated
   affiliates                  13,833            --            --         13,833

Capital expenditures,
   net of acquired
   businesses                  19,723         8,008         1,808         29,539
================================================================================

   Following are net sales by product within the Engine Products segment and Industrial Products segment:

(In thousands)                                  2001          2000          1999
--------------------------------------------------------------------------------
Engine Product segment:

   Off-road products                      $  181,795    $  193,229    $  181,200

   Transportation products                    79,670       151,950       162,291

   Aftermarket products                      345,345       328,803       267,887
--------------------------------------------------------------------------------
      Total Engine Product
          segment                            606,810       673,982       611,378
--------------------------------------------------------------------------------
Industrial Product segment:

   Dust collection products                  217,343       193,119       153,480

   Gas turbine products                      195,042       117,038        84,229

   Special application products              117,820       108,155        95,052
--------------------------------------------------------------------------------
      Total Industrial Product
         segment                             530,205       418,312       332,761
--------------------------------------------------------------------------------
Total company                             $1,137,015    $1,092,294    $  944,139
================================================================================

   Geographic sales by origination and property, plant and equipment (in thousands):

                                                               Property, Plant &
                                                     Net Sales   Equipment - Net
--------------------------------------------------------------------------------
2001

United States                                       $  711,268        $  138,631

Europe                                                 211,397            36,801

Asia-Pacific                                           185,395            19,609

Other                                                   28,955            12,617
--------------------------------------------------------------------------------
Total                                               $1,137,015        $  207,658
================================================================================
2000

United States                                       $  688,899        $  135,480

Europe                                                 206,429            37,698

Asia-Pacific                                           166,221            22,304

Other                                                   30,745             9,063
--------------------------------------------------------------------------------
Total                                               $1,092,294        $  204,545
================================================================================
1999

United States                                       $  616,254        $  122,513

Europe                                                 166,431            28,616

Asia-Pacific                                           138,453            21,911

Other                                                   23,001             9,140
--------------------------------------------------------------------------------
Total                                               $  944,139        $  182,180
================================================================================

   Sales to one customer accounted for 12 percent of net sales in 2001. There were no sales over 10 percent of net sales to any customer in 2000. Sales to one customer accounted for 11 percent of net sales in 1999.

I     Quarterly Financial
      Information (Unaudited)

(Thousands of dollars,                 First      Second       Third      Fourth
except per share amounts)            Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------
2001

Net Sales                           $289,869    $279,631    $269,721    $297,794

Gross Margin                          85,956      86,316      79,180      90,282

Net Earnings                          16,804      18,105      17,826      22,813

Diluted Earnings
   Per Share                             .37         .40         .39         .50

Dividends Declared
   Per Share                            .075        .075        .075        .075
--------------------------------------------------------------------------------
2000

Net Sales                           $246,550    $259,256    $285,277    $301,211

Gross Margin                          73,881      79,595      84,812      89,233

Net Earnings                          17,008      17,406      17,450      18,369

Diluted Earnings
   Per Share                             .36         .37         .38         .40

Dividends Declared
   Per Share                             .07         .07         .07         .07
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

WORLDWIDE OPERATIONS


WORLD HEADQUARTERS

Donaldson Company, Inc.
MINNEAPOLIS, MINNESOTA

U.S. PLANTS

AUBURN, ALABAMA
OLD SAYBROOK, CONNECTICUT
DIXON, ILLINOIS
FRANKFORT, INDIANA
CRESCO, IOWA
GRINNELL, IOWA
NICHOLASVILLE, KENTUCKY
PORT HURON, MICHIGAN
CHILLICOTHE, MISSOURI
STOW, OHIO
PHILADELPHIA, PENNSYLVANIA
GREENEVILLE, TENNESSEE
BALDWIN, WISCONSIN
STEVENS POINT, WISCONSIN

DISTRIBUTION CENTERS

ONTARIO, CALIFORNIA
RENSSELAER, INDIANA
ANTWERP, BELGIUM
SINGAPORE

JOINT VENTURES

Advanced Filtration Systems Inc.
CHAMPAIGN, ILLINOIS

MSCA, LLC
MONTICELLO, INDIANA

PT Panata Jaya Mandiri
JAKARTA, INDONESIA

SUBSIDIARIES

Torit Australia Pty. Ltd.
SYDNEY, AUSTRALIA

Donaldson Australasia Pty. Limited
WYONG, AUSTRALIA

Donaldson Sales, Inc.
BARBADOS

Donaldson Coordination Center, B.V.B.A.
LEUVEN, BELGIUM

Donaldson Europe, B.V.B.A.
LEUVEN, BELGIUM
BRUGGE, BELGIUM (PLANT)

DCE Scandinavia APS
HORSHOLM, DENMARK

Donaldson France, S.A.S.
BRON, FRANCE

Tecnov Donaldson, S.A.S.
DOMJEAN, FRANCE

DCE S.A.
PARIS, FRANCE

DCE Neotechnik GmbH
BIELEFELD, GERMANY

Donaldson Gesellschaft m.b.H.
DULMEN, GERMANY

Donaldson India Filter Systems Pvt. Ltd.
NEW DELHI, INDIA

PT Donaldson Systems Indonesia
JAKARTA, INDONESIA

Donaldson Italia s.r.l.
OSTIGLIA, ITALY

Nippon Donaldson Limited
TOKYO, JAPAN

Donaldson Luxembourg S.a.r.l.
LUXEMBOURG

Donaldson, S.A. de C.V.
AGUASCALIENTES, MEXICO

Diemo S.A. de C.V.
GUADALAJARA, MEXICO

Donaldson Filtration Industrial
S. de R.L. de C.V.
MONTERREY, MEXICO

Donaldson Torit, B.V.
HAARLEM, NETHERLANDS

DCE Benelux B.V.
KROMMENIE, NETHERLANDS

Air Master China Ltd.
HONG KONG, S.A.R., PEOPLE'S REPUBLIC
OF CHINA

Donaldson Far East Limited
HONG KONG, S.A.R., PEOPLE'S REPUBLIC
OF CHINA

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

Tetratec Europe Limited
WIGAN, UNITED KINGDOM

CORPORATE AND SHAREHOLDER INFORMATION


NYSE LISTING

The common shares of Donaldson Company, Inc. are traded on the New York Stock Exchange, under the symbol DCI.

SHAREHOLDER INFORMATION

For any concerns relating to your current or prospective shareholdings, please contact Shareowner Services at (800)468-9716 or (651)450-4064.

DIVIDEND REINVESTMENT PLAN

As of September 21, 2001, 1,107 of Donaldson Company's approximately 1,799 shareholders of record were participating in the Dividend Reinvestment Plan. Under the plan, shareholders can invest Donaldson Company dividends in additional shares of company stock. They may also make periodic voluntary cash investments for the purchase of company stock.
   Both alternatives are provided without service charges or brokerage commissions. Shareholders may obtain a brochure giving further details by writing Wells Fargo Bank Minnesota, N.A., Shareowner Services, P.O. Box 64854, St. Paul, MN 55164-0854.

ANNUAL MEETING

The annual meeting of shareholders will be held at 10 a.m. on Friday, November 16, 2001, at Donaldson Company, Inc., 1400 West 94th Street, Bloomington, Minnesota. You are welcome to attend.

10-K REPORTS

Copies of the Report 10-K, filed with the Securities and Exchange Commission, are available on request from Shareholder Services, Donaldson Company, Inc., M.S. 101, P.O. Box 1299, Minneapolis, MN 55440.

AUDITORS

Arthur Andersen LLP
Minneapolis, Minnesota

PUBLIC RELATIONS COUNSEL

Padilla Speer Beardsley Inc.
Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota, N.A.
South St. Paul, Minnesota


                    SIX-YEAR QUARTERLY HIGH-LOW STOCK PRICES
[BAR CHART]
                                     High                Low
               --------------------------------------------------
                                      1996

               1st Quarter           13.19               11.94
               2nd Quarter           13.06               12.06
               3rd Quarter           13.94               12.81
               4th Quarter           14.00               12.00
               --------------------------------------------------
                                      1997

               1st Quarter           14.63               12.69
               2nd Quarter           17.00               14.31
               3rd Quarter           18.31               15.38
               4th Quarter           20.38               17.75
               --------------------------------------------------
                                      1998

               1st Quarter           27.19               20.31
               2nd Quarter           25.69               22.25
               3rd Quarter           26.19               22.63
               4th Quarter           25.13               18.56
               --------------------------------------------------
                                      1999

               1st Quarter           21.94               14.44
               2nd Quarter           21.00               17.69
               3rd Quarter           23.50               17.25
               4th Quarter           25.88               21.94
               --------------------------------------------------
                                      2000

               1st Quarter           23.50               19.50
               2nd Quarter           24.81               20.63
               3rd Quarter           24.06               20.25
               4th Quarter           24.25               19.13
               --------------------------------------------------
                                      2001

               1ST QUARTER           23.86               19.13
               2ND QUARTER           29.48               21.62
               3RD QUARTER           28.92               24.39
               4TH QUARTER           33.05               27.30
               --------------------------------------------------

BOARD OF DIRECTORS


F. GUILLAUME BASTIAENS, 58,
Vice Chairman,
Cargill, Inc., Minneapolis
(Agribusiness).
DIRECTOR SINCE 1995.(2)(3)

PAUL B. BURKE, 45,
Chairman and Chief Executive Officer,
BMC Industries, Inc., Minneapolis
(Manufacturing).
DIRECTOR SINCE 1996.(1)(3)

JANET M. DOLAN, 52,
President and Chief Executive Officer,
Tennant Company, Minneapolis
(Manufacturing).
DIRECTOR SINCE 1996.(2)(3)

JACK W. EUGSTER, 56,
Non- Executive Chairman,
ShopKo Stores, Inc., Green Bay, WI
(Specialty Discount Retailer).
DIRECTOR SINCE 1993.(1)(3)

JOHN F. GRUNDHOFER, 62,
Chairman,
U.S. Bancorp, Minneapolis
(Financial Services).
DIRECTOR SINCE 1997.(1)(3)

KENDRICK B. MELROSE, 61,
Chairman and Chief Executive Officer,
The Toro Company, Minneapolis
(Manufacturing).
DIRECTOR SINCE 1991.(1)(2)

JEFFREY NODDLE, 55,
President and Chief Executive Officer,
SUPERVALU INC., Minneapolis
(Food Retailer and Distributor).
DIRECTOR SINCE 2000.(1)(2)

S. WALTER RICHEY, 65,
Retired Chairman, President
and Chief Executive Officer,
Meritex, Inc., Minneapolis
(Distribution Services).
DIRECTOR SINCE 1991.(2)(3)

STEPHEN W. SANGER, 55,
Chairman and Chief
Executive Officer,
General Mills, Inc., Minneapolis
(Consumer Products).
DIRECTOR SINCE 1992.(1)(2)

WILLIAM G. VAN DYKE, 56,
Chairman, President and
Chief Executive Officer,
Donaldson Company, Inc.
DIRECTOR SINCE 1994.

(1) Human Resources Committee
(2) Audit Committee
(3) Corporate Governance Committee


CORPORATE OFFICERS

WILLIAM G. VAN DYKE, 56,
Chairman, President and
Chief Executive Officer.
29 YEARS SERVICE.

WILLIAM M. COOK, 48,
Senior Vice President, International
and Chief Financial Officer.
21 YEARS SERVICE.

JAMES R. GIERTZ, 44,
Senior Vice President,
Commercial and  Industrial.
8 YEARS SERVICE.

NICKOLAS PRIADKA, 55,
Senior Vice President,
Engine Systems and Parts.
32 YEARS SERVICE.

LOWELL F. SCHWAB, 53,
Senior Vice President, Operations.
22 YEARS SERVICE.

DALE M. COUCH, 58,
Vice President and General Manager,
Asia Pacific.
4 YEARS SERVICE.

NORMAN C. LINNELL, 42,
Vice President, General Counsel
and Secretary.
6 YEARS SERVICE.

JOHN E. THAMES, 51,
Vice President, Human Resources.
13 YEARS SERVICE.

GEERT HENK TOUW, 56,
Vice President and General Manager,
Europe/Africa/Middle East.
16 YEARS SERVICE.

THOMAS A. WINDFELDT, 52,
Vice President, Controller
and Treasurer.
21 YEARS SERVICE.