Form 10-K, Exhibit 13
period 2002-07-31
DONALDSON CO INC
filed 2002-10-29
CIK 29644

Exhibit 13


ELEVEN-YEAR COMPARISON OF RESULTS

Donaldson Company, Inc. and Subsidiaries

--------------------------------------------------------------------------------------------------------------
(Thousands of dollars, except per share amounts)           2002           2001           2000           1999
--------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
--------------------------------------------------------------------------------------------------------------
Net sales                                            $1,126,005     $1,137,015     $1,092,294     $  944,139
Gross margin                                         $  349,492        341,734        327,521        275,681
Gross margin percentage                                    31.0%          30.1%          30.0%          29.2%
Operating income                                     $  123,850        112,108        105,594         88,390
Operating income percentage                                11.0%           9.9%           9.7%           9.4%
Interest expense                                     $    6,531         11,608          9,880          6,993
Earnings before income taxes                         $  119,018        104,928        100,333         89,210
Income taxes                                         $   32,135         29,380         30,100         26,763
Effective income tax rate                                  27.0%          28.0%          30.0%          30.0%
Net earnings                                         $   86,833         75,548         70,233         62,447
Return on sales                                             7.7%           6.6%           6.4%           6.6%
Return on average shareholders' equity                     24.8%          25.2%          25.9%          24.1%
Return on investment                                       19.2%          19.1%          19.4%          19.0%

FINANCIAL POSITION
--------------------------------------------------------------------------------------------------------------
Total assets                                         $  850,131        706,830        677,525        542,246
Current assets                                       $  456,484        407,227        383,347        326,388
Current liabilities                                  $  272,790        217,279        243,590        142,055
Working capital                                      $  183,694        189,948        139,757        184,333
Current ratio                                               1.7            1.9            1.6            2.3
Current debt                                         $   60,394         59,416         85,313         20,696
Long-term debt                                       $  105,019         99,259         92,645         86,691
Total debt                                           $  165,413        158,675        177,958        107,387
Shareholders' equity                                 $  382,621        319,093        280,165        262,763
Long-term capitalization ratio                             21.5%          23.7%          24.9%          24.8%
Property, plant and equipment, net                   $  240,913        207,658        204,545        182,180
Net expenditures on property, plant and equipment    $   40,529         38,924         36,417         29,539
Depreciation and amortization                        $   31,751         38,577         34,326         27,686

SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------------------------------------
Net earnings per share - assuming dilution           $     1.90           1.66           1.51           1.31
Dividends paid per share                             $      .31           .295            .27            .23
Shareholders' equity per share                       $     8.72           7.19           6.27           5.69
Shares outstanding (000s)                                43,885         44,383         44,658         46,197
Common stock price range, per share
   High                                              $    44.99          33.05          24.81          25.88
   Low                                               $    26.93          19.13          19.13          14.44
--------------------------------------------------------------------------------------------------------------

Amounts are adjusted for all stock splits and reflect adoption of SFAS 128.

Return on investment is net earnings divided by average long-term debt plus average shareholders' equity.

Long-term capitalization ratio is long-term debt divided by long-term debt plus shareholders' equity.

(1)Excludes the cumulative effect of an accounting change of $2,206, or $.08 per share, in 1994.

---------------------------------------------------------------------------------------------------------
        1998           1997           1996           1995           1994             1993           1992
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
  $  940,351     $  833,348     $  758,646     $  703,959     $  593,503       $  533,327     $  482,104
     263,262        250,273        222,874        197,979        166,599          152,236        133,574
        28.0%          30.0%          29.4%          28.1%          28.1%            28.5%          27.7%
      86,799         82,715         75,642         65,531         52,079           45,246         41,249
         9.2%           9.9%          10.0%           9.3%           8.8%             8.5%           8.6%
       4,671          2,358          2,905          3,089          3,362            2,723          2,681
      86,441         79,094         71,120         63,172         50,193           44,682         41,721
      29,390         28,474         27,684         24,636         18,244           16,468         15,952
        34.0%          36.0%          38.9%          39.0%          36.3%            36.9%          38.2%
      57,051         50,620         43,436         38,536         31,949(1)        28,214         25,769
         6.1%           6.1%           5.7%           5.5%           5.4%             5.3%           5.3%
        22.8%          21.4%          19.3%          18.8%          17.6%            16.9%          17.2%
        20.5%          20.8%          18.5%          17.6%          16.0%            15.0%          14.8%


---------------------------------------------------------------------------------------------------------
     512,987        467,501        402,850        381,042        337,360          300,217        286,348
     300,817        283,367        250,751        247,904        220,308          196,014        187,360
     165,068        177,346        138,578        123,747        115,757           93,666         89,956
     135,749        106,021        112,173        124,157        104,551          102,348         97,404
         1.8            1.6            1.8            2.0            1.9              2.1            2.1
      45,896         42,674         13,145         20,800         16,956            7,595         11,425
      51,553          4,201         10,041         10,167         16,028           18,920         23,482
      97,449         46,875         23,186         30,967         32,984           26,515         34,907
     255,671        243,865        228,880        221,173        189,697          174,008        160,303
        16.8%           1.7%           4.2%           4.4%           7.8%             9.8%          12.8%
     178,867        154,595        124,913        110,640         99,559           90,515         84,899
      54,705         47,327         39,297         25,334         24,642           15,005         15,538
      25,272         21,494         21,674         20,529         16,365           14,752         14,047


---------------------------------------------------------------------------------------------------------
        1.14            .99            .84            .73            .59              .51            .46
         .19            .17            .15            .14            .12              .10            .09
        5.28           4.93           4.52           4.23           3.58             3.19           2.91
      48,382         49,452         50,650         52,370         53,020           54,564         55,138

       27.19          20.38          14.00          14.00          13.06            10.06           7.94
       18.56          12.69          11.94          10.94           9.13             7.00           5.19
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

FISCAL 2002 COMPARED TO FISCAL 2001 The company reported sales in 2002 of $1.126 billion, down 1.0 percent from $1.137 billion last year. Despite a decrease in sales, the company achieved its 13th consecutive year of double-digit earnings growth. The company's diversification of filtration products was important to its success in fiscal 2002 in a difficult economic environment. Decreased sales in the Industrial Products segment were partially offset by increased sales in the Engine Products segment.
   Sales for the Industrial Products segment were $514.4 million, down 3.0 percent from a record $530.2 million in the prior year. Sales totals do not include results from ultrafilter international AG ("ultrafilter"), which was acquired immediately prior to the end of the fiscal year. Within the Industrial Products segment, sales of gas turbine products were a record $230.9 million, up
18.4 percent from a record $195.0 million in the prior year. Sales of gas turbine products were strong domestically as well as internationally as market conditions remained steady outside of North America. Based on public comments from gas turbine manufacturers, the company expects the North American gas turbine contraction to be severe, possibly reducing gas turbine sales in the next fiscal year by $50 million. Sales in industrial air filtration products (formerly referred to as dust collection) of $175.7 million decreased 19.2 percent from $217.3 million in the prior year, impacted by weakness in industrial capital spending. Although these sales decreased from the prior year, sales of industrial air filtration products improved 21.8 percent in the fourth quarter of fiscal 2002 over the third quarter, showing the first meaningful improvement on a sequential quarter basis in two years. Sales of special application products were $107.8 million, an 8.5 percent decrease from a record $117.8 million in the prior year, reflecting weakness in the markets served by these products such as the computer, electronics, semiconductor and aircraft markets.
   Sales for the Engine Products segment were $611.6 million, up 0.8 percent from $606.8 million in the prior year. This increase from the prior year reflects improved business conditions in some of the markets served by products in this segment. Within the Engine Products segment, sales of truck products were $91.2 million, up 14.5 percent from $79.7 million in the prior year, reflecting increased demand for new truck orders in the North American truck market prior to the new October 2002 diesel emissions regulations. Sales of off-road products were $185.6 million, an increase of 2.1 percent from $181.8 million in the prior year. Aftermarket product sales of $334.8 million decreased
3.1 percent from $345.3 million in the prior year.


NET SALES Revenue has grown more than 8 percent per year, on average, over the last 13 years.

(Millions of dollars)

[BAR CHART]

482   533   594   704   759   833   940   944   1,092   1,137   1,126
--------------------------------------------------------------------------------
92    93    94    95    96    97    98    99      00      01     02



EARNINGS PER SHARE Earnings per share were up 14.5 percent in 2002, the 13th consecutive year of double-digit increases in EPS.

(Dollars)

[BAR CHART]

..46   .51   .59   .73   .84   .99   1.14   1.31   1.51   1.66   1.90
--------------------------------------------------------------------------------
92    93    94    95    96    97     98     99     00     01     02

   Domestic sales in the Industrial Products segment decreased 5.8 percent from the prior year. Within this segment, domestic gas turbine product sales posted an increase of 16.0 percent from the prior year. Offsetting this increase was a decrease in sales of industrial air filtration products of 25.7 percent from the prior year, as the pace of recovery in the U.S. manufacturing economy remained slow with historically high levels of excess capacity. Additionally, domestic sales of special application prod ucts decreased 23.0 percent from the prior year reflecting a general weakness in the served markets.
   Domestic sales in the Engine Products segment were down 1.3 percent from the prior year. Within this segment, higher demand in the North American truck market drove an increase of domestic truck product sales of 12.6 percent from the prior year. Offsetting this increase was a decrease in domestic aftermarket product sales of 4.8 percent resulting from weakness in U.S. truck and construction equip ment utilization. Domestic sales of off-road products also declined from the prior year posting a decrease of 1.9 percent.
   In U.S. dollars, total international sales increased 2.9 percent from the prior year. Excluding the negative impact of foreign currency translation of $5.2 million, sales increased 4.1 percent over the prior year. Total international sales in the Industrial Products segment were up 1.1 percent from the prior year. International sales of products within this segment were mixed. International sales of gas turbine products increased 25.7 percent, reflecting positive market conditions outside of North America with Europe showing the most improvement in these sales. International sales of industrial air filtration products and special applications products decreased 9.4 percent and 2.0 percent, respectively. Total international sales in the Engine Products segment were up 4.8 percent from the prior year. International sales of aftermarket products were flat while international sales of off-road and truck products increased from the prior year by 9.5 percent and 20.3 percent, respectively.
   The company reported record net earnings for 2002 of $86.9 million compared to $75.5 million in 2001, an increase of 15.0 percent. Net earnings per share - diluted were $1.90, up 14.5 percent from $1.66 in the prior year. Despite a decrease in sales for the year, the company achieved its 13th consecutive year of double-digit earnings growth. This was a result of the company's efforts in improving operating performance as well as improvements made to the company's manufacturing infrastructure, product costs and expenses. These efforts have resulted in more efficient operations across the company. The com pany's operating income increased from the prior year by 10.5 percent. Operating income in the Engine Products segment showed significant growth from the prior year as it grew to over 50 percent of total operating income in the year from about 40 percent in the prior year. This growth reflects the efforts in improving operating efficiencies in the North


RETURN ON EQUITY Donaldson Company is delivering shareholder value through consistently high returns on shareholders' equity.

(% Per annum)

[BAR CHART]

17.2   16.9   17.6   18.8   19.3   21.4   22.8   24.1   25.9   25.2   24.8
--------------------------------------------------------------------------------
 92     93     94     95     96     97     98     99     00     01     02



DIVIDENDS PER SHARE Dividends paid per share increased 5 percent in 2002. The company distributes about 20 percent of net income to shareholders through regular quarterly dividends.

(Dollars)

[BAR CHART]

..09   .10   .12   .14   .15   .17   .19   .23   .27   .295   .31
--------------------------------------------------------------------------------
92    93    94    95    96    97    98    99    00     01    02

American Engine business. Operating income in the Industrial Products segment grew slightly during the year. International operating income totaled 68.9 percent of consolidated operating income in 2002 as compared to 64.6 percent in 2001. Of the 2002 international operating income, Europe contributed 41.0 percent while Asia-Pacific contributed 55.1 percent. Total international operating income increased 3.5 percent from the prior year. In U.S. dollars, Europe's operating income increased 14.6 percent and on a local currency basis increased 10.9 percent from strong results throughout the Engine Products segment and gas turbine products within the Industrial Products segment. On a local currency basis, Asia-Pacific's operating income increased 0.9 percent with mixed results across the entities within Asia-Pacific. In U.S. dollars, Asia-Pacific's operating income decreased by 3.2 percent due to continued weakness in the Japanese yen.
   Gross margin for 2002 increased to 31.0 percent compared to 30.1 percent in the prior year. Ongoing efforts to reduce product costs and improve the company's manufacturing infrastructure through plant rationalization drove margin improvements, more than offsetting continued strong pricing pressures from major customers.
   Operating expenses as a percentage of sales for 2002 and 2001 were 20.0 percent and 20.2 percent, respectively. Operating expenses in 2002 totaled $225.6 million compared to $229.6 million in 2001, a decrease of $4.0 million, or 1.7 percent. The decrease in operating expenses relative to the prior year reflects the company's expense reduction initiatives, implemented late in fiscal 2001, which reduced the number of contractors and temporary employees and managed discretionary spending levels.
   Interest expense decreased $5.1 million, or 43.7 percent, partially due to lower interest rates and lower short-term debt levels throughout most of the year. This decrease is also due to a decrease in interest expense ($1.2 million) on a portion of the company's long-term debt as a result of an interest rate swap agreement entered into in fiscal 2001. Other income, net totaled $1.7 million in 2002 compared to $4.4 million in the prior year. Components of other income for 2002 were as follows: interest income of $0.9 million, earnings from non-consolidated joint ventures of $4.2 million, $2.5 million of funding to the Donaldson Foundation, foreign exchange losses of $1.3 million resulting from the movement of cash into Europe to complete the ultrafilter acquisition and other miscellaneous income and expense items netting to $0.4 million of miscellaneous income.
   The effective income tax rate of 27.0 percent in 2002 decreased from the 28.0 percent tax rate in 2001. The tax rate was adjusted in the second quarter of fiscal 2002 to reflect state tax savings from infrastructure improvements. The company anticipates maintaining the 27.0 effective income tax rate for the foreseeable future.
   Total backlog was $307.6 million, down 13.4 percent from the same period in the prior year. In the Industrial Products segment, total backlog decreased 29.4 percent from the same period in the prior year reflecting the projected downturn in the North American gas turbine market. In the Engine Products segment, total backlog increased 3.4 percent compared to the same period in the prior year, reflecting improvement in business conditions in the markets served. Hard order backlog, goods scheduled for delivery within 90 days, was $178.3 million, down
0.9 percent from $179.9 million in the prior year. In the Industrial Products segment, overall hard order backlog decreased 10.9 percent from the prior year. Within this segment, hard order backlog for gas turbine products and industrial air filtration products decreased 21.1 percent and 7.4 percent from the prior year, respectively. These decreases were somewhat offset by a strong increase in special application products of 34.3 percent. In the Engine Products segment, overall hard order backlog increased 8.7 percent from the prior year. Within this segment, truck products showed a solid increase of 22.9 percent from the prior year. Hard order backlog for aftermarket products decreased slightly at
0.3 percent, while off-road products posted an increase of 7.6 percent.
   The company completed the acquisition of ultrafilter for $68.3 million in cash on July 12, 2002. The acquisition is reflected in the consolidated balance sheet as of July 31, 2002. Ultrafilter's results of operations will be included in the consolidated financial statements beginning with fiscal 2003 as the results in fiscal 2002 were not material to the company as a whole. Ultrafilter is a global leader in the design and manufacture of components, replacement parts and complete systems for the compressed air purification industry. Ultrafilter's operations will be included in the Industrial Products segment.

FISCAL 2001 COMPARED TO FISCAL 2000 The company reported record sales in 2001 of $1.137 billion. This was an increase of 4.1 percent over prior year sales of $1.092 billion. Excluding the impact of businesses acquired in 2000, sales for the year ended July 31, 2001 were up 0.5 percent over the prior year. This modest growth in sales for the year reflected the diversification of our Industrial Products and Engine Products segments as shown by the strength in the gas turbine market offsetting the slump in the North

American truck market. Sales for the Industrial Products segment were a record $530.2 million, up 26.7 percent over the prior year. Excluding the acquisition of DCE dust control business of Invensys, plc ("DCE"), sales for the year were up 18.9 percent from the prior year. Leading this increase were sales in gas turbine products with an increase over the prior year of 66.6 percent to record sales of $195.0 million, reflecting the continued high demand in this market. Sales in industrial air filtration and special application products also increased from the prior year by 12.5 percent and 8.9 percent, respectively. Excluding the acquisition of DCE, sales of industrial air filtration products decreased 4.4 percent from the prior year. Sales for the Engine Products segment of $606.8 million were down 10.0 percent over the prior year reflecting the U.S. economic weakness and the strong U.S. dollar overseas. Worldwide markets for medium and heavy-duty trucks were severely depressed, reflected in a decrease in truck product sales of 47.6 percent from the prior year. Excluding the company's second quarter exit from a block of truck related business due to unfavorable commercial terms, sales were down 37.1 percent from the prior year. Sales in off-road products decreased 5.9 percent from the prior year while aftermarket product sales increased 5.0 percent.
   Domestic Industrial Products sales increased 28.1 percent from the prior year. This increase was led by strong sales of gas turbine systems products domestically, reflecting continued demand for large turbines in North America, with domestic sales almost doubling from the prior year. Domestic sales of industrial air filtration products grew slightly with an increase of 1.7 percent, while sales of special application products domestically decreased 8.2 percent. Domestic Engine Products sales were down 10.5 percent from the prior year. The medium and heavy-duty truck market continued to show its effects on the company's truck product sales domestically with a decrease of 51.8 percent from the prior year. This was somewhat offset by increases in domestic aftermarket and off-road product sales of 1.7 percent and 13.1 percent, respectively.
   In U.S. dollars, total international sales increased 5.6 percent from the prior year. Excluding the negative impact of foreign currency translation of $35.6 million, sales increased 14.4 percent over the prior year. Total interna tional Industrial Products sales were up 24.9 percent from the prior year. Sales of all products within this segment were strong internationally, with increases across the board. Leading this growth were sales of industrial air filtration products with an increase of 34.1 percent from the prior year. Sales of gas turbine products and special application products increased 20.2 percent and
18.9 percent from the prior year, respectively. Total international Engine Products sales were down 8.9 percent compared to the prior year despite an increase in aftermarket product sales of 11.3 percent. International sales of off-road and truck products decreased from the prior year by 28.3 percent and
29.0 percent, respectively.
   The company reported record net earnings for 2001 of $75.5 million compared to $70.2 million in 2000, an increase of 7.6 percent. Net earnings per share - diluted were $1.66, up 10.0 percent from $1.51 in the prior year. With only a modest increase in sales, the increase in net earnings is also a result of cost management, particularly in plant rationalization efforts throughout the year and other cost reduction initiatives in the second half of the year. This along with the decrease in the company's effective tax rate due to increased profitability from foreign operations helped to offset the effect of negative foreign currency exchange rates. The Industrial Products segment continued to grow, contributing 46.6 percent of consolidated sales, approximately 70.0 percent of the operating income and all of the growth in operating income for the year. International operating income totaled approximately 68.9 percent and
62.1 percent of consolidated operating income in 2001 and 2000, respectively. International operations also contributed all of the growth in operating income. Europe's operating income increased 7.1 percent (16.2 percent in local currency) as a result of strong gas turbine results, the completion of the DCE integration and improved results in most markets. Asia-Pacific's operating income increased by 38.0 percent (44.4 percent in local currency), led by increases from Japan's ROI improvement project and strong disk drive results in the Hong Kong and Wuxi, China, operations.
   Gross margin for 2001 remained virtually flat with only a slight increase to
30.1 percent compared to 30.0 percent in the prior year. This reflects an improved product mix and benefits of plant rationalization efforts, offsetting strong pricing pressure from major customers.
   Operating expenses as a percentage of sales for 2001 and 2000 were 20.2 percent and 20.3 percent, respectively. Operating expenses in 2001 totaled $229.6 million compared to $221.9 million in 2000, an increase of $7.7 million, or 3.5 percent. The increase in operating expenses relative to the prior year reflects higher sales levels and the continued impact of the businesses acquired in 2000.
   Interest expense increased $1.7 million, or 17.5 percent, primarily due to higher short-term debt levels throughout the year related to last year's acquisitions. Other income totaled $4.4 million in 2001 compared to other income of $4.6 million in the prior year. The major components of other income in 2001 were: interest income of $1.2 million, earnings from non-consolidated joint ventures of $3.0 million, and other miscellaneous income and expense items netting to $0.2 million of miscellaneous income.
   The effective income tax rate of 28.0 percent in 2001 decreased from the 30.0 percent tax rate in 2000. The tax rate was adjusted in the third quarter to provide for the increased contributions from the company's international operations in lower tax rate countries and reflects the foreign tax credit generated by the receipt of a dividend from the company's operations in Japan. The company anticipates that it will have a comparable proportion of income coming from its international operations located in lower tax rate countries in 2002. The company anticipates that its effective income tax rate will be approximately 28.0 percent in 2002.
   Total backlog was $355.3 million, up 7.2 percent from the same period last year. In the Industrial Products segment, total backlog increased 16.8 percent from the same period last year. In the Engine Products segment, total backlog was down 1.3 percent compared to the same period last year. Hard order backlog, goods scheduled for delivery in 90 days, was $179.9 million, down 2.1 percent from $183.7 million in the prior year. Within the Industrial Products segment, hard order backlog for gas turbine products increased 28.7 percent from the prior year. This increase was offset by decreases in industrial air filtration and special application products of 26.2 percent and 24.1 percent, respectively, resulting in a slight overall increase in the Industrial Products segment from the prior year. In the Engine Products segment, overall hard order backlog decreased 4.5 percent from the prior year. Within this segment, off-road and truck products posted decreases of 6.4 percent and 16.3 percent, respectively, while aftermarket hard order backlog increased 4.5 percent from the prior year.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION At July 31, 2002, the company's capital structure was comprised of $60.4 million of current debt, $105.0 million of long-term debt and $382.6 million of shareholders' equity. The ratio of long-term debt to total capital was 21.5 percent and 23.7 percent at July 31, 2002 and 2001, respectively.
   Total debt outstanding increased $6.7 million for the year to $165.4 million outstanding at July 31, 2002. The increase is a result of an increase in long-term debt of $5.8 million from the prior year. The increase in long-term debt is primarily due to an increase in an unsecured senior note of $1.5 million as a result of an interest rate swap agreement entered into in fiscal 2001 and the addition of capitalized lease obligations of $3.5 million resulting from the acquisition of ultrafilter. Long-term debt also increased by $0.7 million due to foreign exchange translation for two guaranteed notes in our Japan operations due to continued weakness in the Japanese yen. Short-term borrowings outstanding at the end of the year increased $0.9 million as compared to the prior year.
   The company has a multi-currency revolving credit facility totaling $100.0 million with a group of banks and an additional $45.0 million available for use under uncommitted facilities which provide unsecured borrowings for general corporate purposes. There was $35.5 million outstanding under these facilities at July 31, 2002.
   The following table summarizes the company's fixed cash obligations as of July 31, 2002 over various future years (in thousands):

--------------------------------------------------------------------------------
                                              Payments Due by Period
                                  ----------------------------------------------
Contractual Cash                   Less than       1 - 3       4 - 5     After 5
Obligations                Total      1 Year       Years       Years       Years
--------------------------------------------------------------------------------
Long-term debt          $105,076    $     57    $ 39,660    $ 38,640    $ 26,719
Short-term debt           60,337      60,337          --          --          --
--------------------------------------------------------------------------------
Total                   $165,413    $ 60,394    $ 39,660    $ 38,640    $ 26,719
================================================================================

   At July 31, 2002, the company had a contingent liability for standby letters of credit totaling $14.8 million that have been issued and are outstanding. Currently, there are no amounts drawn on these letters of credit.
   The company believes that the combination of present capital resources, internally generated funds, and unused financing sources are adequate to meet cash requirements for fiscal 2003.
   Shareholders' equity increased $63.5 million in 2002 to $382.6 million. The increase was due to current year earnings of $86.9 million offset by $21.3 million of treasury stock repurchases, $13.7 million of dividend payments and a net increase in other comprehensive income of $9.9 million and $1.7 million of other miscellaneous stock activity. The increase in other comprehensive income consisted primarily of a foreign currency translation adjustment of $13.5 million offset by an additional minimum pension liability of $3.3 million.

CASH FLOWS During fiscal 2002, $154.3 million of cash was generated from operating activities, compared with $82.8 million in 2001 and $88.5 million in 2000. The increase in 2002 was primarily due to a decrease in accounts receivable of $8.1 million, a decrease in inventory of $13.6 million and an increase in accounts payable and other accrued expenses of $25.2 million during the year.

   In addition to cash generated from operating activities, the company increased its outstanding short-term debt by $3.0 million while net long-term debt increased by $1.6 million. Cash flow generated by operations was used primarily to support $40.5 million for capital expenditures, $21.3 million for stock repurchases and $13.7 million for dividend payments. Cash and cash equivalents increased $9.5 million during 2002.
   Capital expenditures for property, plant and equipment totaled $40.5 million in 2002, compared to $38.9 million in 2001 and $36.4 million in 2000. Capital expenditures primarily related to productivity enhancing investments at various plants worldwide and continuing upgrades to the U.S. information systems.
   Capital spending in 2003 is planned at $45.0 million. Significant planned expenditures include the further upgrade of U.S. information systems and investment in manufacturing equipment and tooling. It is anticipated that 2003 capital expenditures will be financed primarily by cash generated from operations and existing lines of credit.

DIVIDENDS The company's dividend policy is to maintain a payout ratio which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The company's dividend payout ratio target is 20.0 percent to 25.0 percent of the average earnings per share of the last three years. The current quarterly dividend of 8.5 cents per share equates to 20.1 percent of the average net earnings per share for 2000 through 2002.

SHARE REPURCHASE PLAN In fiscal 2002, the company repurchased 0.7 million shares of common stock on the open market for $21.3 million under the share repurchase plan authorized in January 2001, at an average price of $32.37 per share. The company repurchased 0.5 million shares for $10.3 million in 2001 and 1.7 million shares for $35.9 million in 2000.

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

NEW ACCOUNTING STANDARDS In June 2001, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Major provisions of these statements are as follows: all business combinations must now use the purchase method of accounting; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as a part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized but tested for impairment annually and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting. The company adopted the provisions of these statements as of August 1, 2001. As required by SFAS No. 142, the company has performed step one of the impairment testing of goodwill for the balances as of August 1, 2001. The results of this test show that the fair market value of the reporting units that the goodwill is assigned to is higher than the book values of those reporting units resulting in no goodwill impairment. The company will perform impairment tests annually and whenever events or circumstances occur indicating that goodwill or other intangible assets might be impaired. As of August 1, 2001, the company is no longer amortizing goodwill. Goodwill amortization expense was $2.7 million and $1.9 million, net of income taxes, for the year ended July 31, 2001 and 2000, respectively. The company estimates that goodwill amortization expense would have been approximately $2.6 million, net of income taxes, for the year ended July 31, 2002.
   The following table presents a reconciliation of net income and earnings per share adjusted for the exclusion of goodwill, net of income taxes:

--------------------------------------------------------------------------------
(In thousands, except per share amounts)              2002       2001       2000
--------------------------------------------------------------------------------
Reported net income                                $86,883    $75,548    $70,233
Add goodwill amortization, net of tax                   --      2,722      1,895
--------------------------------------------------------------------------------
Adjusted net income                                $86,883    $78,270    $72,128
================================================================================

Basic earnings per share:
Reported basic earnings per share                  $  1.97    $  1.70    $  1.54
Add goodwill amortization, net of tax                   --        .06        .04
--------------------------------------------------------------------------------
Adjusted basic earnings per share                  $  1.97    $  1.76    $  1.58
================================================================================

Diluted earnings per share:
Reported diluted earnings per share                $  1.90    $  1.66    $  1.51
Add goodwill amortization, net of tax                   --        .06        .04
--------------------------------------------------------------------------------
Adjusted diluted earnings per share                $  1.90    $  1.72    $  1.55
================================================================================

   As of July 31, 2002 and 2001, goodwill was $86.4 million and $57.5 million, respectively. In fiscal 2002, goodwill increased $28.1 million for the acquisition of ultrafilter and decreased $0.5 million for the reversal of restructuring reserves that were unused from previous acquisitions. The remaining increase of $1.3 million was due to foreign exchange translation. For the Industrial Products and Engine Products segments, goodwill as of July 31, 2002 totaled $62.6 million and $23.8 million, respectively, and as of July 31, 2001 totaled $33.4 million and $24.1 million, respectively.
   In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for the company in fiscal 2003. Management does not expect this statement to have a material impact on the company's consoli dated financial statements.
   In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for the company in fiscal 2003. Management does not expect this statement to have a material impact on the company's consolidated financial statements.
   In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses significant issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities including restructuring. SFAS No. 146 is effective for the company in fiscal 2003.

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

FOREIGN CURRENCY During 2002, overall the U.S. dollar strengthened throughout the year relative to the currencies of the foreign countries in which the company operates. The stronger dollar had a negative impact on the company's international net sales results because the foreign denominated revenues translated into fewer U.S. dollars. The overall impact to net earnings, though, was nominal.
   It is not possible to determine the true impact of foreign currency translation changes; however, the direct effect on net sales and net earnings can be estimated. For the year ended July 31, 2002, the impact of foreign currency translation resulted in an overall decrease in net sales of $5.2 million but had a nominal impact on net earnings. Foreign currency translation had a negative impact in Japan, where the stronger U.S. dollar relative to the Japanese yen resulted in a decrease in net sales of $6.4 million and a decrease in net earnings of $0.3 million. The stronger U.S. dollar relative to the South African rand also had a negative impact on foreign currency translation with a decrease in net sales of $4.7 million and a decrease in net earnings of $0.2 million. In Europe, the euro strengthened, and almost reached parity with the U.S. dollar by the end of the fiscal year. This resulted in an increase in net sales of $5.7 million and an increase in net earnings of $0.4 million. Going forward, the company expects local currency results to remain strong; excluding the effect of translation, rev enues outside the United States increased 4.1 percent for the year ended July 31, 2002.
   The company maintains significant assets and operations in Europe, countries of the Asia-Pacific Rim, South Africa and Mexico. As a result, exposure to foreign currency gains and losses exists. A portion of the company's foreign currency exposure is naturally hedged by incurring liabilities, including bank debt, denominated in the local currency in which the company's foreign subsidiaries are located.
   The foreign subsidiaries of the company purchase products and parts in various currencies. As a result, the company may be exposed to cost increases relative to local currencies in the markets to which it sells. To mitigate such adverse trends, the company, from time to time, enters into forward exchange contracts and other hedging activities. Additionally, foreign currency positions are partially offsetting and are netted against one another to reduce exposure.
   Some products made in the United States are sold abroad, primarily in Canada. As a result, sales of such products are affected by the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could depress these sales. Also, competitive conditions in the company's markets may limit its ability to increase product pricing in the face of adverse currency movements.

INTEREST The company's exposure to market risks for changes in interest rates relates primarily to our short-term investments, short-term borrowings and interest rate swap agreement. We have no earnings or cash flow exposure due to market risks on our long-term debt obligations as a result of the fixed-rate nature of the debt. However, interest rate changes would affect the fair market value of the debt. At July 31, 2002, the fair value of the company's long-term debt approximates market. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical one-half percent increase in interest rates and amounts to approximately $3.3 million.
   During fiscal 2001, the company entered into an interest rate swap agreement effectively converting a portion of the company's interest rate exposure from a fixed-rate to a variable rate basis to hedge against the risk of higher borrowing costs in a declining interest rate environment. The company does not enter into interest rate swap contracts for speculative or trading purposes, as the differential to be paid or received on the interest rate swap agreement is accrued and recognized as an adjustment to interest expense as interest rates change. The interest rate swap agreement has an aggregate notional amount of $27.0 million maturing on July 15, 2008. The variable rate is based on the current six-month London Interbank Offered Rates ("LIBOR"). This transaction resulted in a decrease to interest expense of $1.2 million for the year ended July 31, 2002.

CRITICAL ACCOUNTING POLICIES

The company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Management bases these estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the recorded values of certain assets and liabilities. The company believes its use of estimates and underlying accounting assumptions adhere to generally accepted accounting principles and are consistently applied. Valuations based on estimates and underlying accounting assumptions are reviewed for reasonableness on a consistent basis throughout the company. Management believes the company's critical accounting policies that require more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most important to aid in fully understanding its financial results are the following:
   ALLOWANCE FOR DOUBTFUL ACCOUNTS - Allowances for doubtful accounts are estimated by management based on evaluation of potential losses related to customer receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. The establishment of this reserve requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though management considers these balances adequate and proper, changes in economic conditions in specific markets in which the company operates could have an effect on reserve balances required.
   INVENTORY - The company's inventories are valued at the lower of cost or market. Reserves for shrink and obsolescence are estimated using standard quantitative measures based on historical losses, including issues related to specific inventory items. Though management considers these balances adequate and proper, changes in economic conditions in specific markets in which the company operates could have an effect on reserve balances required.
   PRODUCT WARRANTY - The company estimates warranty costs using standard quantitative measures based on historical warranty claim experience and, in some cases, evaluating specific customer warranty issues. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses relating to warranty issues. Though management considers these balances adequate and proper, changes in the future could impact these determinations.

   INCOME TAXES - As part of the process of preparing the company's consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which the company operates. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the company's consolidated balance sheet. These assets and liabilities are evaluated by using estimates of future taxable income streams and the impact of tax planning strategies. Management assesses the likelihood that deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, a valuation allowance is established. To the extent that a valuation allowance is established or increased, an expense within the tax provision is included in the statement of operations. Reserves are also estimated for ongoing audits regarding federal, state and international issues that are currently unresolved. The company routinely monitors the potential impact of such situations and believes that it is properly reserved. Valuations related to tax accruals and assets can be impacted by changes to tax codes, changes in statutory tax rates and the company's future taxable income levels.

FORWARD-LOOKING STATEMENTS

The company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is making this cautionary statement in connection with such safe harbor legislation. This Annual Report to Shareholders, any Form 10-K, Form 10-Q, Form 8-K, earnings releases or other press releases of the company or any other written or oral statements made by or on behalf of the company may include forward-looking statements which reflect the company's current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "plan," "project," "should" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forecasts and projections in this Annual Report are "forward-looking statements," and are based on management's current expectations of the company's near-term results, based on current information available to the company.
   The company wishes to caution investors that any forward-looking statements made by or on behalf of the company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other risk factors include, but are not limited to: risks associated with cur rency fluctuations, commodity prices, world economic factors, political factors, the company's substantial international operations including key disk drive filter production facilities in China, highly competitive markets, changes in product demand and changes in the geographic and product mix of sales, acquisition opportunities and integration of recent acquisitions, including the acquisition of ultra filter, facility and product line rationalization, research and development expenditures, including ongoing information technology improvements, and governmental laws and regulations, including diesel emissions controls. For a more detailed explanation of the foregoing and other risks, see exhibit 99, which is part of the company's Form 10-K filed with the Securities and Exchange Commission. The company wishes to caution investors that other factors may in the future prove to be important in affecting the company's results of operations. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
   Investors are further cautioned not to place undue reliance on such forward-looking statements as they speak only to the company's views as of the date the statement is made. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF EARNINGS

Donaldson Company, Inc. and Subsidiaries

--------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars, except share and per share amounts) Year ended July 31,            2002             2001             2000
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                         $  1,126,005     $  1,137,015     $  1,092,294
Cost of sales                                                                          776,513          795,281          764,773
                                                                                ------------------------------------------------
   Gross Margin                                                                        349,492          341,734          327,521
Selling, general and administrative                                                    197,492          201,201          194,623
Research and development                                                                28,150           28,425           27,304
                                                                                ------------------------------------------------
   Operating Income                                                                    123,850          112,108          105,594
Interest expense                                                                         6,531           11,608            9,880
Other (income) expense, net                                                             (1,699)          (4,428)          (4,619)
                                                                                ------------------------------------------------
   Earnings Before Income Taxes                                                        119,018          104,928          100,333
                                                                                ------------------------------------------------
Income taxes                                                                            32,135           29,380           30,100
--------------------------------------------------------------------------------------------------------------------------------
   Net Earnings                                                                   $     86,883     $     75,548     $     70,233
================================================================================================================================

Weighted Average Shares - Basic                                                     44,158,074       44,381,082       45,716,482
================================================================================================================================

Weighted Average Shares - Diluted                                                   45,714,409       45,612,165       46,664,196
================================================================================================================================

Net Earnings Per Share - Basic                                                    $       1.97     $       1.70     $       1.54
================================================================================================================================

Net Earnings Per Share - Diluted                                                  $       1.90     $       1.66     $       1.51
================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Donaldson Company, Inc. and Subsidiaries

--------------------------------------------------------------------------------------------------------
(Thousands of dollars, except share amounts) At July 31,                              2002          2001
--------------------------------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                                                     $  45,586     $  36,136
   Accounts receivable, less allowance of $6,620 and $6,309                        251,417       230,046
   Inventories
      Raw materials                                                                 49,162        50,426
      Work in process                                                               16,796        21,209
      Finished products                                                             51,733        40,999
                                                                              --------------------------
         Total Inventories                                                         117,691       112,634
   Deferred income taxes                                                            18,417        12,746
   Prepaids and other current assets                                                23,373        15,665
--------------------------------------------------------------------------------------------------------
         Total Current Assets                                                      456,484       407,227

Property, Plant and Equipment, at cost
   Land                                                                             13,549         6,890
   Buildings                                                                       134,660       117,029
   Machinery and equipment                                                         375,275       345,073
   Construction in progress                                                         29,240        22,603
                                                                              --------------------------
                                                                                   552,724       491,595
   Less accumulated depreciation                                                  (311,811)     (283,937)
                                                                              --------------------------
                                                                                   240,913       207,658
Intangible Assets                                                                  103,681        58,205
Other Assets                                                                        49,053        33,740
--------------------------------------------------------------------------------------------------------
         Total Assets                                                            $ 850,131     $ 706,830
========================================================================================================

LIABILITIES & SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------
Current Liabilities
   Short-term borrowings                                                         $  60,337     $  59,393
   Current maturities of long-term debt                                                 57            23
   Trade accounts payable                                                          115,299       100,287
   Accrued employee compensation and related taxes                                  31,171        29,945
   Accrued liabilities                                                              31,542        17,597
   Other current liabilities                                                        34,384        10,034
--------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                 272,790       217,279

Long-term Debt                                                                     105,019        99,259
Deferred Income Taxes                                                               13,376         9,189
Other Long-term Liabilities                                                         76,325        62,010
Commitments and Contingencies (Note J)
Shareholders' Equity
   Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued           --            --
   Common stock, $5.00 par value, 80,000,000 shares authorized,
      49,655,954 shares issued in 2002 and 2001                                    248,280       248,280
   Retained earnings                                                               274,395       203,499
   Accumulated other comprehensive loss                                            (14,296)      (24,235)
   Treasury stock - 5,741,417 and 5,273,121 shares in 2002 and 2001, at cost      (125,758)     (108,451)
--------------------------------------------------------------------------------------------------------
         Total Shareholders' Equity                                                382,621       319,093
--------------------------------------------------------------------------------------------------------
         Total Liabilities & Shareholders' Equity                                $ 850,131     $ 706,830
========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Donaldson Company, Inc. and Subsidiaries

---------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars) Year ended July 31,                                                 2002          2001          2000
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                          $  86,883     $  75,548     $  70,233
Adjustments to reconcile net earnings to net cash provided by operating activities
   Depreciation and amortization                                                         31,751        38,577        34,326
   Equity in (earnings) loss of affiliates                                                   82          (635)           74
   Deferred income taxes                                                                 (5,266)        7,093          (449)
   Other                                                                                 (2,973)      (12,949)        3,121
Changes in operating assets and liabilities, net of acquired businesses
   Accounts receivable                                                                    8,053       (35,220)       (5,704)
   Inventories                                                                           13,608         2,816       (26,227)
   Prepaids and other current assets                                                     (2,979)        2,838        (3,316)
   Trade accounts payable and other accrued expenses                                     25,153         4,731        16,437
---------------------------------------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                                         154,312        82,799        88,495

INVESTING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------
Purchases of property, plant and equipment                                              (40,529)      (38,924)      (36,417)
Acquisitions and investments in affiliates                                              (68,349)           --       (88,220)
---------------------------------------------------------------------------------------------------------------------------
      Net Cash Used in Investing Activities                                            (108,878)      (38,924)     (124,637)

FINANCING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------
Proceeds from long-term debt                                                              1,590         9,462         5,752
Repayments of long-term debt                                                                (23)       (1,136)       (4,522)
Change in short-term borrowings                                                           2,961       (24,417)       66,328
Purchase of treasury stock                                                              (21,271)      (10,297)      (35,923)
Dividends paid                                                                          (13,713)      (13,092)      (12,384)
Exercise of stock options                                                                (1,334)          525           326
---------------------------------------------------------------------------------------------------------------------------
      Net Cash (Used in) Provided by Financing Activities                               (31,790)      (38,955)       19,577
Effect of exchange rate changes on cash                                                  (4,194)         (801)       (1,053)
                                                                                    ---------------------------------------
      Increase (Decrease) in Cash and Cash Equivalents                                    9,450         4,119       (17,618)
Cash and Cash Equivalents, Beginning of Year                                             36,136        32,017        49,635
---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                                                $  45,586     $  36,136     $  32,017
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Donaldson Company, Inc. and Subsidiaries

-------------------------------------------------------------------------------------------------------------------------------
                                                                                           Accumulated
                                                                Additional                       Other
                                                        Common     Paid-in     Retained  Comprehensive     Treasury
(Thousands of dollars, except per share amounts)         Stock     Capital     Earnings   Income (Loss)       Stock       Total
-------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 1999                                 $248,280     $ 1,833    $  87,687      $  (5,670)   $ (69,367)   $262,763
-------------------------------------------------------------------------------------------------------------------------------

Comprehensive income
   Net earnings                                                                  70,233                                  70,233
   Foreign currency translation                                                                 (4,853)                  (4,853)
                                                                                                                      ---------
   Comprehensive income                                                                                                  65,380
Treasury stock acquired                                                                                     (35,923)    (35,923)
Stock options exercised                                                          (3,360)                      2,555        (805)
Tax reduction - employee plans                                       1,134                                                1,134
Cash dividends ($.27 per share)                                                 (12,384)                                (12,384)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 2000                                  248,280       2,967      142,176        (10,523)    (102,735)    280,165
-------------------------------------------------------------------------------------------------------------------------------

Comprehensive income
   Net earnings                                                                  75,548                                  75,548
   Foreign currency translation                                                                (13,717)                 (13,717)
   Additional minimum pension liability                                                           (341)                    (341)
   Net gain on cash flow hedging derivatives                                                       346                      346
                                                                                                                      ---------
   Comprehensive income                                                                                                  61,836
Treasury stock acquired                                                                                     (10,297)    (10,297)
Stock options exercised                                             (6,196)      (1,124)                      4,262      (3,058)
Performance awards                                                                   (9)                        319         310
Tax reduction - employee plans                                       3,229                                                3,229
Cash dividends ($.295 per share)                                                (13,092)                                (13,092)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 2001                                  248,280          --      203,499        (24,235)    (108,451)    319,093
-------------------------------------------------------------------------------------------------------------------------------

Comprehensive income
   Net earnings                                                                  86,883                                  86,883
   Foreign currency translation                                                                 13,515                   13,515
   Additional minimum pension liability                                                         (3,256)                  (3,256)
   Net loss on cash flow hedging derivatives                                                      (320)                    (320)
                                                                                                                      ---------
   Comprehensive income                                                                                                  96,822
Treasury stock acquired                                                                                     (21,271)    (21,271)
Stock options exercised                                             (3,023)      (2,329)                      3,749      (1,603)
Performance awards                                                                   55                         215         270
Tax reduction - employee plans                                       3,023                                                3,023
Cash dividends ($.31 per share)                                                 (13,713)                                (13,713)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE JULY 31, 2002                                 $248,280     $    --     $274,395       $(14,296)   $(125,758)   $382,621
===============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Donaldson Company, Inc. and Subsidiaries

> NOTE A
  Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS Donaldson Company, Inc., is a leading worldwide manufacturer of filtration systems and replacement parts. The company's product mix includes air and liquid filters and exhaust and emission control products for mobile equipment; in-plant air cleaning systems; compressed air purification systems; air intake systems for industrial gas turbines; and specialized filters for such diverse applications as computer disk drives, aircraft passenger cabins and semi-conductor processing. Products are manufactured at more than three dozen Donaldson plants around the world and through four joint ventures.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Donaldson Company, Inc. and all majority-owned subsidiaries (the company). All significant inter-company accounts and transactions have been eliminated. The company also has four joint ventures that are not majority-owned, all accounted for on the equity method. Certain amounts in prior periods have been reclassified to conform to the current presentation. The reclassifications had no impact on the company's net earnings or shareholders' equity as previously reported.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION For most foreign operations, local currencies are considered the functional currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains or losses, net of applicable deferred taxes, are accumulated in the foreign currency adjustment in accumulated other comprehensive income (loss) in shareholders' equity. Foreign currency transaction losses of $1.3 million in 2002 are included in earnings before income taxes. There were no significant foreign currency transaction gains or losses in 2001. Foreign currency transaction losses of $0.2 million in 2000 are included in earnings before income taxes.

CASH EQUIVALENTS The company considers all highly liquid temporary investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

INVENTORIES Inventories are stated at the lower of cost or market. Domestic inventories are valued using the last-in, first-out (LIFO) method, while the international subsidiaries use the first-in, first-out (FIFO) method. Inventories valued at LIFO were approximately 41 percent and 53 percent of total inventories at July 31, 2002 and 2001, respectively.
   For inventories valued under the LIFO method, the FIFO cost exceeded the LIFO carrying values by $20.8 million and $22.5 million at July 31, 2002 and 2001, respectively.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Additions, improvements or major renewals are capitalized, while expenditures that do not enhance or extend the asset's useful life are charged to operating expense as incurred. Depreciation is computed principally by use of declining balance methods on facilities and equipment acquired on or prior to July 31, 1992. The company adopted the straight-line depreciation method for all property acquired after July 31, 1992. Depreciation expense was $31.7 million in 2002 and 2001 and $32.1 million in 2000. The cost and related accumulated depreciation of assets sold or disposed of are removed from the accounts and the resulting gain or loss, if any, is recognized.
   The estimated useful lives of property, plant and equipment are as follows:

--------------------------------------------------------------------------------
Buildings                                                        10 to 40 years
Machinery and equipment                                           3 to 10 years
--------------------------------------------------------------------------------

INTANGIBLE ASSETS Goodwill represents the excess of the purchase price of acquired companies over the fair value of net assets acquired. As a result of adopting Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," in the first quarter of fiscal 2002 the company no longer amortizes goodwill. See pro forma effects of adopting this standard under "New Accounting Standards" later in Note A. Other intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. There was no significant amortization expense in 2002. Amortization expense was $3.8 million and $2.7 million in 2001 and 2000, respectively. Accumulated amortization was $9.6 million as of July 31, 2002 and 2001.

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

INCOME TAXES Deferred tax assets and liabilities are recognized for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

COMPREHENSIVE INCOME Comprehensive income consists of net income, foreign currency translation adjustments, additional minimum pension liability and net gain or loss on cash flow hedging deriva tives, and is presented in the Consolidated Statements of Changes in Shareholders' Equity.

EARNINGS PER SHARE The company's basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares. The company's diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and dilutive shares relating to stock options.
   The following table presents information necessary to calculate basic and diluted earnings per share:

--------------------------------------------------------------------------------
(In thousands, except per share amounts)              2002       2001       2000
--------------------------------------------------------------------------------
Weighted average shares - basic                     44,158     44,381     45,716
   Dilutive shares                                   1,556      1,231        948
--------------------------------------------------------------------------------
Weighted average shares - diluted                   45,714     45,612     46,664
================================================================================
Net earnings for basic and diluted
   earnings per share computation                  $86,883    $75,548    $70,233
================================================================================
Net earnings per share - basic                     $  1.97    $  1.70    $  1.54
================================================================================
Net earnings per share - diluted                   $  1.90    $  1.66    $  1.51
================================================================================

TREASURY STOCK Repurchased common stock is stated at cost and is presented as a separate reduction of share holders' equity. The company believes the share repurchase program is an excellent means of returning value to the shareholders.

RESEARCH AND DEVELOPMENT All expenditures for research and development are charged against earnings in the year incurred.

STOCK-BASED COMPENSATION SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for performance equity units is recorded based on the quoted market price of the company's stock at the end of the period.

REVENUE RECOGNITION Revenue is recognized when product is shipped and invoiced and title to the goods transfers to customers. The company records estimated discounts and rebates as a reduction of sales in the same period revenue is recognized. Shipping and handling costs are classified as a component of cost of sales.

PRODUCT WARRANTIES The company provides for estimated warranty costs and accrues for specific items at the time their existence is known and the amounts are determinable.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES In fiscal 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement
No. 133." With the adoption of SFAS 133, the company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in shareholders' equity through other comprehensive income until the hedged item is recognized. Gains or losses related to the ineffective portion of any hedge are recognized through earnings in the current period. The impact of the adoption of SFAS 133 was not considered material to the company.
   The company uses derivative instruments, primarily forward exchange contracts and interest rate swaps, to manage its exposure to fluctuations in foreign exchange rates and interest rates. It is the company's policy to enter into derivative transactions only to the extent true exposures exist; the company does not enter into derivative transactions for speculative purposes. The company enters into derivative transactions only with highly rated counterparties. These transactions may expose the company to credit risk to the extent that the instruments have a positive fair value, but the company has not experienced any material losses, nor does the company anticipate any losses.
   Each derivative transaction the company enters into is designated at inception as a hedge and is expected to be highly effective as the critical terms of these instruments are the same as those of the underlying risks being hedged. The company evaluates hedge effectiveness at inception and on an ongoing basis. When a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings on the same line as the underlying transaction risk.
   The company is exposed to changes in the fair value of its fixed-rate debt resulting from interest rate fluctuations. To hedge this exposure, the company entered into a fixed to variable interest rate swap. This interest rate swap is accounted for as a fair value hedge. The fair value of the swap is recorded net of the underlying outstanding debt. Changes in the payment of interest resulting from the interest rate swap are recorded as an offset to interest expense. Effectiveness is assessed based on changes in the fair value of the underlying debt, using incremental borrowing rates currently available on loans with similar terms and maturities. See Note D for further discussion of the interest rate swap.
   The company enters into forward exchange contracts to hedge forecasted transactions with its foreign subsidiaries, to reduce potential exposure related to fluctuations in foreign exchange rates for anticipated intercompany transactions such as purchases, sales and royalty payments denominated in local currencies. Forward exchange contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with the underlying anticipated transactions. Changes in the value of derivatives designated as cash flow hedges are recorded in other comprehensive income in shareholders' equity until earnings are affected by the variability of the underlying cash flows. At that time, the applicable amount of gain or loss from the derivative instrument that is deferred in shareholders' equity is reclassified to earnings and is included in other income or expense. Effectiveness is assessed based on changes in forward rates. Ineffective portions of the hedges are recorded in earnings through the same line as the underlying transaction.
   Unrealized gains from cash flow hedges recorded in Accumulated Other Comprehensive Income as of July 31, 2002 were not material. These unrealized gains will be reclassified, as appropriate, into earnings during the next 12 months.

NEW ACCOUNTING STANDARDS In June 2001, the Financial Accounting Standards Board
(FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Major provisions of these statements are as follows: all business combinations must now use the purchase method of accounting; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as a part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized but tested for impairment annually and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting. The company adopted the provisions of these statements as of August 1, 2001. As required by SFAS No. 142, the company has performed step one of the impairment testing of goodwill for the balances as of August 1, 2001. The results of this test show that the fair market value of the reporting units that the goodwill is assigned to is higher than the book values of those reporting units resulting in no goodwill impairment. The company will perform impairment tests annually and whenever events or circumstances occur indicating that goodwill or other intangible assets might be impaired. As of August 1, 2001, the company is no longer amortizing goodwill. Goodwill amortization expense was $2.7 million and $1.9 million, net of income taxes, for the year ended July 31, 2001 and 2000, respectively. The company estimates that goodwill amortization expense would have been approximately $2.6 million, net of income taxes, for the year ended July 31, 2002.
   The following table presents a reconciliation of net income and earnings per share adjusted for the exclusion of goodwill, net of income taxes:

--------------------------------------------------------------------------------
(In thousands, except per share amounts)              2002       2001       2000
--------------------------------------------------------------------------------
Reported net income                                $86,883    $75,548    $70,233
Add goodwill amortization, net of tax                   --      2,722      1,895
--------------------------------------------------------------------------------
Adjusted net income                                $86,883    $78,270    $72,128
================================================================================

Basic earnings per share:
Reported basic earnings per share                  $  1.97    $  1.70    $  1.54
Add goodwill amortization, net of tax                   --        .06        .04
--------------------------------------------------------------------------------
Adjusted basic earnings per share                  $  1.97    $  1.76    $  1.58
================================================================================

Diluted earnings per share:
Reported diluted earnings per share                $  1.90    $  1.66    $  1.51
Add goodwill amortization, net of tax                   --        .06        .04
--------------------------------------------------------------------------------
Adjusted diluted earnings per share                $  1.90    $  1.72    $  1.55
================================================================================

   As of July 31, 2002 and 2001, goodwill was $86.4 million and $57.5 million, respectively. In fiscal 2002, goodwill increased $28.1 million for the acquisition of ultrafilter and decreased $0.5 million for the reversal of restructuring reserves that were unused from previous acquisitions.
The remaining increase of $1.3 million was due to foreign exchange translation. For the Industrial Products and Engine Products segments, goodwill as of July 31, 2002 totaled $62.6 million and $23.8 million, respectively, and as of July 31, 2001 totaled $33.4 million and $24.1 million, respectively.
   In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for the company in fiscal 2003. Management does not expect this statement to have a material impact on the company's consolidated financial statements.
   In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for the company in fiscal 2003. Management does not expect this statement to have a material impact on the company's consolidated financial statements.
   In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses significant issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities including restructuring. SFAS No. 146 is effective for the company in fiscal 2003.

> NOTE B
  Acquisitions, Plant Closures
  and Plant Openings

ACQUISITIONS All acquisitions were accounted for as purchases. The purchase price assigned to the net assets acquired was based on the fair value of such assets and liabilities at the respective acquisition dates. The operating results of these acquired companies have been included in the consolidated statement of earnings from the dates of acquisition with the exception of the acquisition of ultrafilter international AG, which took place immediately prior to the end of fiscal 2002. Consolidated pro forma earnings and earnings per share would not be materially different from the reported amounts for all years presented.
   The company completed the purchase of all of the outstanding shares of ultrafilter international AG ("ultrafilter") for $68.3 million in cash on July 12, 2002. Ultrafilter is headquartered in Haan, Germany with operations in 30 countries. Ultrafilter is a global leader in the design and manufacture of components, replacement parts and complete systems for the compressed air purification industry. Its products include compressed air filters and a wide assortment of replacement filters, a complete offering of refrigeration and desiccant dryers and condensate management devices. The acquisition of ultrafilter satisfies the company's diversification strategy by expanding the company's presence in industrial markets, focuses on replacement parts and expands revenues outside of the United States. This acquisition in compressed air purification builds on the acquisition of AirMaze Corporation in fiscal 2000 which brought the company access to the filtration needs of the compressor itself and ultrafilter moves out of the compressor room to all of the points of use in the factory. The company has completed a preliminary purchase price allocation resulting in an excess of purchase price over the fair values of the net assets acquired of $28.1 million. The company has not yet finalized the allocation of the purchase price to the assets acquired and liabilities assumed and thus it is subject to change. Ultrafilter's operations are a part of the company's Industrial Products segment. Restructuring liabilities recorded in conjunction with the acquisition were approximately $1.2 million as of July 31, 2002 for costs associated with the termination and relocation of employees.
   The company acquired the DCE dust control business of Invensys, plc ("DCE") for $56.4 million effective February 1, 2000. DCE, which was headquartered in Leicester, England (UK), with smaller facilities in Germany and the United States and assembly operations in South Africa, Australia and Japan, is a major participant in the global dust collection industry. The excess of purchase price over the fair values of the net assets acquired was $31.5 million and was recorded as goodwill. DCE operations are part of the company's Industrial Products segment. The integration of DCE resulted in a reduction in the work force of approximately 140 employees during fiscal 2001. During fiscal 2002, the unused balance of restructuring liabilities recorded in conjunction with the acquisition of $0.5 million of costs associated with the closure and sale of acquired facilities as well as termination and relocation of employees was reversed against goodwill. Costs incurred and charged to these reserves associated with the closure and sale of acquired facilities amounted to $0.9 million for the fiscal year ended July 31, 2002. Costs incurred and charged to these reserves associated with the termination and relocation of employees amounted to $0.7 million for the fiscal year ended July 31, 2002. During the fiscal year ended July 31, 2001, costs incurred and charged to these reserves amounted to $0.8 million associated with the closure and sale of acquired facilities and $0.8 million associated with the termination and relocation of employees. Adjustments to these reserves for the fiscal year ended July 31, 2001 amounted to an increase of $0.9 million.
   The company completed the purchase of all of the outstanding shares of AirMaze Corporation ("AirMaze") for $31.9 million in cash effective November 1, 1999. AirMaze was merged into Donaldson Company, Inc. effective April 1, 2000. AirMaze products include heavy-duty air and liquid filters, air/oil separators and high purity air filter products. AirMaze manufacturing facilities are located in Stow, Ohio, and Greeneville, Tennessee. The excess of purchase price over the fair values of the net assets acquired was $27.2 million and was recorded as goodwill. AirMaze operations are a part of the company's Engine Products segment. The integration of AirMaze resulted in a reduction in the work force of approximately 15 employees during fiscal 2001. During fiscal 2002, the unused balance of restructuring liabilities recorded in conjunction with the acquisition of $0.2 million for costs associated with the termination and relocation of employees was reversed against goodwill. There were no costs incurred and charged to this reserve for the fiscal year ended July 31, 2002. Costs incurred and charged to this reserve amounted to $0.3 million and adjustments to this reserve amounted to a decrease of $0.7 million for the fiscal year ended July 31, 2001.
   The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

--------------------------------------------------------------------------------
(Thousands of dollars)                       ultrafilter         DCE     AirMaze
--------------------------------------------------------------------------------
Current assets                                  $ 42,153    $ 28,742    $  9,389
Property, plant and equipment                     21,189      14,346       5,975
Goodwill                                          28,082      31,458      27,193
Other non-current assets                          20,189         874          --
--------------------------------------------------------------------------------
Total assets acquired                            111,613      75,420      42,557
================================================================================
Current liabilities                               27,941      16,758       4,640
Long-term debt                                     3,546          --       3,991
Other long-term liabilities                       11,777       2,301       2,067
--------------------------------------------------------------------------------
Total liabilities assumed                         43,264      19,059      10,698
================================================================================
Net assets acquired                             $ 68,349    $ 56,361    $ 31,859
================================================================================

   Other non-current assets include other intangible assets such as patents and trademarks and deferred tax assets. Other long-term liabilities include deferred tax liabilities and other miscellaneous long-term liabilities.

PLANT CLOSURES During fiscal 2002, the company closed its manufacturing facility located in Old Saybrook, Connecticut. The closure of this facility was completed by the end of the fiscal year. A pretax charge of $0.3 million was recorded in fiscal 2002 in the company's consolidated statement of earnings. This charge was primarily related to severance and other employee-related costs associated with the elimination of approximately 30 positions. Additionally, the company closed its manufacturing facility located in Guilin, China. The closure of this facility was completed by the end of the fiscal year. A pretax charge of $0.2 million was recorded in fiscal 2002 in the company's consolidated statement of earnings. The charge was primarily related to severance and other employee-related costs associated with the elimination of approximately 44 positions.
   During fiscal 2001, the company closed its manufacturing facilities located in Mooresville, North Carolina, and Louisville, Kentucky. The closures of these facilities were completed by the end of the fiscal year. For the closure of the Mooresville manufacturing facility, a pretax charge of $0.7 million was recorded in fiscal 2001 in the company's consolidated statements of earnings. For the closure of the Louisville manufacturing facility, costs were charged against the purchase liabilities recorded in conjunction with the acquisition of DCE. These charges were primarily related to severance and other employee-related costs associated with the elimination of approximately 130 positions in Mooresville and 80 positions in Louisville.
   During fiscal 2000, the company completed the closure of its manufacturing facility located in Oelwein, Iowa. A pretax charge of $2.8 million was recorded in fiscal 1999 in the company's consolidated statements of earnings. The charge was primarily related to severance and other employee-related costs associated with the elimination of approximately 125 positions.

PLANT OPENINGS During fiscal 2002, the company opened new manufacturing facilities both domestically and internationally. Domestically, the company opened new headquarters and a new manufacturing facility for production of its Tetratec(TM) PTFE technologies in Ginko Industrial Park in Northampton Township, Pennsylvania. The new facility combined and consolidated the operations from three existing facilities while doubling manufacturing capacity.

Internationally, the company opened a new manufacturing facility in Monterrey, Mexico. The facility was constructed to produce gas turbine products and employs approximately 130 employees. Additionally, during the year the company expanded its manufacturing facilities in Wuxi, China. The expansion included a new clean room used in the production of disk drive products and a new manufacturing facility for the production of industrial air filtration products. The expansion of these facilities added approximately 430 employees.
   During fiscal 2000, the company opened a new manufacturing facility in Auburn, Alabama. The facility was constructed to produce mufflers for the truck manufacturers located in the southwestern U.S. region and employs approximately 100 employees.

> NOTE C
  Credit Facilities

In December 1997, the company amended and renewed a five-year multi-currency revolving facility with a group of participating banks under which it may borrow up to $100.0 million. The agreement provides that loans may be made under a selection of currencies and rate formulas including Base Rate Advance or Eurocurrency Rate Advance. The interest rate on each advance is based on certain adjusted leverage and debt-to-capitalization ratios. Facility fees and other fees on the entire loan commitment are payable for the duration of this facility. There was $20.0 million and $50.0 million outstanding at July 31, 2002 and July 31, 2001, respectively, leaving $80.0 million and $50.0 million available for further borrowing under such facility at July 31, 2002 and July 31, 2001, respectively. The weighted average interest rate on these short-term borrowings outstanding at July 31, 2002 and 2001 was 2.00 percent and 3.99 percent, respectively.
   The company also has three agreements under uncommitted credit facilities, which provide unsecured borrowings for general corporate purposes. At July 31, 2002 and 2001, there was $45.0 million and $35.0 million available for use under these facilities, respectively. There was $15.5 million and $7.7 million outstanding under these facilities at July 31, 2002 and 2001, respectively. The weighted average interest rate on these short-term borrowings outstanding at July 31, 2002 and 2001 was 2.05 percent and 3.98 percent, respectively.
   International subsidiaries may borrow under various credit facilities. As of July 31, 2002 and 2001, borrowings under these facilities were $24.8 million and $1.7 million, respectively. This increase in short-term debt reflects borrowings for the acquisition of ultrafilter at the end of fiscal 2002. The weighted average interest rate on these international borrowings outstanding at July 31, 2002 and 2001 was 3.17 percent and 10.73 percent, respectively.
   Also, at July 31, 2002, the company had outstanding standby letters of credit totaling $14.8 million. Currently, there are no amounts drawn upon these letters of credit.

> NOTE D
  Long-Term Debt

Long-term debt consists of the following:

--------------------------------------------------------------------------------
(Thousands of dollars)                                       2002           2001
--------------------------------------------------------------------------------

6.20% Unsecured senior notes due July 15, 2005,
   interest payable semi-annually, principal
   payment of $23.0 million is due July 15, 2005          $23,000        $23,000

6.31% Unsecured senior notes due July 15, 2008,
   interest payable semi-annually, principal
   payment of $28.6 million is due July 15, 2008           28,640         27,157

6.39% Unsecured senior notes due August 15, 2010,
   interest payable semi-annually, principal
   payments of $5.0 million, to be paid annually
   commencing August 16, 2006                              25,000         25,000

1.9475% Guaranteed senior note due
   January 29, 2005, interest payable
   semi-annually, principal amount of
   1.2 billion yen is due January 29, 2005                  9,996          9,592

1.51% Guaranteed note due March 28, 2006,
   interest payable quarterly, principal amount
   of .8 billion yen is due March 28, 2006                  6,664          6,395

Variable Rate Industrial Development Revenue
   Bonds ("Lower Floaters") due September 1, 2024,
   principal amount of $8.0 million, interest
   payable monthly, and an interest rate of 1.6%
   as of July 31, 2002                                      8,000          8,000

Capitalized lease obligations, with maturity dates
   of March 31, 2009 and February 2, 2012 resulting
   from the ultrafilter acquisition. Capital lease
   obligations have principal amounts of $2.9 million
   and $0.6 million with interest rates of 6.02% and
   .51%, respectively                                       3,546             --

Other                                                         230            138
--------------------------------------------------------------------------------
      Total                                               105,076         99,282

Less current maturities                                        57             23
--------------------------------------------------------------------------------
      Total long-term debt                               $105,019        $99,259
================================================================================

   Annual maturities of long-term debt for 2003 and 2004 are not significant and are $33.0 million in 2005, $6.7 million in 2006 and $5.0 million in 2007. The company estimates that the carrying value of long-term debt approximates its fair market value.
   On June 6, 2001, the company entered into an interest rate swap agreement effectively converting a portion of the company's interest rate exposure from a fixed rate to a variable rate basis. The interest rate swap agreement has an aggregate notional amount of $27.0 million maturing on July 15, 2008. The variable rate is based on the current six-month London Interbank Offered Rates ("LIBOR"). This transaction resulted in a decrease to interest expense of $1.2 million for the year ended July 31, 2002. As of July 31, 2002, the fair market value of the interest rate swap was $1.6 million.
   Total interest paid relating to all debt was $6.1 million, $11.1 million and $9.1 million in 2002, 2001 and 2000, respectively. In addition, total interest expense recorded in 2002, 2001 and 2000 was $6.5 million, $11.6 million and $9.9 million, respectively. Certain note agreements contain debt covenants related to working capital levels and limitations on indebtedness. Further, the company is restricted from paying dividends or repurchasing common stock if its tangible net worth (as defined) does not exceed certain minimum levels. As of July 31, 2002, the company was in compliance with all such covenants.

> NOTE E
  Employee Benefit Plans

PENSION PLANS Donaldson Company, Inc. and certain of its subsidiaries have defined benefit pension plans for substantially all hourly and salaried employees. The domestic plan provides defined benefits pursuant to a cash balance feature whereby a participant accumulates a benefit comprised of a percentage of current salary which varies with years of service, interest credits and transition credits. The international plans generally provide pension benefits based on years of service and compensation level. The company's general funding policy is to make contributions as required by applicable regulations. The assets are primarily invested in diversified equity and debt portfolios. In 2000, the actuarial valuation date was changed from July 31 to April 30. This change did not have a material impact on the actuarial valuation.
   Costs for the company's pension plans include the following components:

--------------------------------------------------------------------------------
(Thousands of dollars)                           2002         2001         2000
--------------------------------------------------------------------------------
Net periodic cost:
   Service cost                              $ 10,351     $  6,935     $  6,084
   Interest cost                               11,850       11,626        9,852
   Expected return on assets                  (14,415)     (12,862)     (11,475)
   Transition amount amortization                  75          173       (1,097)
   Prior service cost amortization                158          119           64
   Actuarial (gain) loss amortization             (77)        (829)          71
--------------------------------------------------------------------------------
      Net periodic benefit cost              $  7,942     $  5,162     $  3,499
================================================================================

   The funded status of the company's pension plans as of April 30, 2002 and April 30, 2001, is as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                                       2002          2001
--------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation, beginning of year                $ 150,101     $ 137,056
   Addition of non-U.S. plans                              16,786        16,589
   Service cost                                            10,351         6,936
   Interest cost                                           11,850        11,626
   Participant contributions                                  580           125
   Plan amendments                                          1,433           174
   Actuarial (gain)/loss                                    2,553       (10,012)
   Currency exchange rates                                   (203)       (2,022)
   Benefits paid                                          (10,673)      (10,371)
--------------------------------------------------------------------------------
      Benefit obligation, end of year                   $ 182,778     $ 150,101
================================================================================
Change in plan assets:
   Fair value of plan assets, beginning of year         $ 143,201     $ 146,210
   Addition of non-U.S. plans                              15,613         7,857
   Actual return on plan assets                            10,300       (10,978)
   Company contributions                                   14,791        11,250
   Participant contributions                                  580           125
   Currency exchange rates                                     41          (892)
   Benefits paid                                          (10,673)      (10,371)
--------------------------------------------------------------------------------
      Fair value of plan assets, end of year            $ 173,853     $ 143,201
================================================================================
Reconciliation of funded status:
   Funded (unfunded) status                             $  (8,925)    $  (6,900)
   Unrecognized actuarial (gain) loss                      10,342         2,322
   Unrecognized prior service cost                          3,802         2,527
   Unrecognized net transition obligation                   3,527         3,792
   Fourth quarter contributions                               416         1,891
--------------------------------------------------------------------------------
      Net amount recognized in
        consolidated balance sheet                      $   9,162     $   3,632
================================================================================
Amounts recognized in consolidated balance
   sheet consist of:
   Prepaid benefit cost                                 $  17,586     $   9,853
   Accrued benefit liability                               (8,423)       (6,220)
   Additional minimum liability                           (11,399)       (5,126)
   Intangible asset                                         7,801         4,784
   Accumulated other comprehensive income                   3,597           341
--------------------------------------------------------------------------------
      Net amount recognized in consolidated
        balance sheet                                   $   9,162     $   3,632
================================================================================

   The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $47.3 million, $45.3 million and $31.7 million, respectively, as of April 30, 2002 and $20.9 million, $17.1 million and $5.8 million, respectively, as of April 30, 2001.

--------------------------------------------------------------------------------
Weighted average actuarial
assumptions                      APRIL 30, 2002   April 30, 2001   July 31, 2000
--------------------------------------------------------------------------------
All U.S. plans:
   Discount rate                          7.25%            7.50%           8.00%
   Expected return on plan assets         8.50%            9.00%           9.00%
   Rate of compensation increase          5.00%            5.50%           6.00%
--------------------------------------------------------------------------------
Non-U.S. plans:
   Discount rate                          4.59%            2.50%            N/A
   Expected return on plan assets         6.63%            4.00%            N/A
   Rate of compensation increase          3.39%            2.00%            N/A
--------------------------------------------------------------------------------

   The expected return on plan assets is used in the development of the net periodic benefit cost for the fiscal year ending in the year shown.
   Pension expense related to international plans was $4.1 million, $4.3 million and $2.5 million for 2002, 2001 and 2000, respectively.

401(k) SAVINGS PLAN The company provides a contributory employee savings plan to domestic employees which permits participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The company's contributions under this plan are based on the level of employee contributions including a discretionary contribution based on performance of the company. Total contribution expense was $6.8 million, $4.1 million and $4.2 million for the years ended July 31, 2002, 2001 and 2000, respectively.

> NOTE F
  Shareholders' Equity

STOCK RIGHTS On January 12, 1996, the Board of Directors of the company approved the extension of the benefits afforded by the company's existing rights plan by adopting a new shareholder rights plan. Pursuant to the new Rights Agreement, dated as of January 12, 1996, by and between the company and Wells Fargo Bank Minnesota, N.A., as Rights Agent, one right was issued on March 4, 1996 for each outstanding share of common stock of the company upon the expiration of the company's existing rights. Each of the new rights entitles the registered holder to purchase from the company one one-thousandth of a share of Series A Junior Participating Preferred Stock, without par value, at a price of $130.00 per one one-thousandth of a share. The rights, however, will not become exercisable unless and until, among other things, any person acquires 15 percent or more of the outstanding common stock of the company. If a person acquires 15 percent or more of the outstanding common stock of the company (subject to certain conditions and exceptions more fully described in the Rights Agreement), each right will entitle the holder (other than the person who acquired 15 percent or more of the outstanding common stock) to purchase common stock of the company having a market value equal to twice the exercise price of a right. The rights are redeemable under certain circumstances at $.01 per right and will expire, unless earlier redeemed, on March 3, 2006.

EMPLOYEE INCENTIVE PLANS In November 2001, shareholders approved the 2001 Master Stock Incentive Plan (the "Plan") which replaced the 1991 Plan that expired on December 31, 2001 and provided for similar awards. The Plan extends through December 2011 and allows for the granting of nonqualified stock options, incentive stock options, restricted stock, stock appreciation rights (SARs), dividend equivalents, dollar-denominated awards and other stock-based awards. The Plan allows for the granting of performance awards to a limited number of key executives. The awards are payable in common stock and are based on a formula which measures performance of the company over a three-year period. Performance award expense under the 1991 Plan totaled $2.6 million, $2.4 million and $1.7 million in 2002, 2001 and 2000, respectively. Options under the Plan are granted to key employees at or above market price at the date of grant. Options are exercisable for up to 10 years from the date of grant.

STOCK OPTIONS Stock options issued after fiscal 1998 become exercisable for non-executives in each of the following three years, in an equal number of shares each year and become exercisable for executives immediately upon the date of grant. Stock options issued during fiscal 1997 and 1998 become exercisable in each of the following three years, in an equal number of shares each year, for both executives and non-executives. Stock options issued prior to fiscal l997 for non-executives and during fiscal 1996 for executives become exercisable in a four-year period in an equal number of shares each year. Prior to fiscal 1996, stock options vested immediately for executives.
   In fiscal 1997, the company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages entities to adopt a fair value-based method of accounting for employee stock compensation plans, but allows companies to continue to account for those plans using the accounting prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees." The company has elected to continue to account for stock-based compensation using APB 25, making pro forma disclosures of net earnings and earnings per share as if the fair value-based method had been applied. Accordingly, no compensation expense has been recorded for the stock option plan. Had compensation expense for the stock option plan been determined under SFAS No. 123 in fiscal 2002, 2001 and 2000, the company's net income and diluted earnings per share would have been approximately $83.0 million and $1.82, $71.0 million and $1.56, and $67.7 million and $1.45, respectively.
   For purposes of computing compensation cost of stock options granted, the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.85 percent, 4.72 percent and 6.5 percent in 2002, 2001 and 2000, respectively; two, three, six, or seven year lives in 2002, and two or seven year lives in 2001 and 2000; expected volatility of 30.9 percent, 30.5 percent and 29.7 percent in 2002, 2001 and 2000, respectively; and 1.0 percent expected dividend yield in 2002, 2001 and 2000. Black-Scholes is a widely accepted stock option pricing model; however, the ultimate value of stock options granted will be determined by the actual lives of options granted and the actual future price levels of the company's common stock.
   The weighted average fair value for options granted during fiscal 2002, 2001 and 2000 is $9.56, $8.01 and $7.49 per share, respectively.
   The number and option price of options granted were as follows:

--------------------------------------------------------------------------------
                                                                        Weighted
                                                      Options            Average
                                                  Outstanding     Exercise Price
--------------------------------------------------------------------------------
Outstanding at July 31, 1999                        3,382,322         $    14.50
   Granted                                            489,086              23.01
   Exercised                                         (204,004)             10.09
   Canceled                                           (14,468)             20.41
--------------------------------------------------------------------------------
Outstanding at July 31, 2000                        3,652,936              15.86
   Granted                                            862,515              26.04
   Exercised                                       (1,025,995)             12.88
   Canceled                                           (25,297)             21.19
--------------------------------------------------------------------------------
Outstanding at July 31, 2001                        3,464,159              19.24
   Granted                                            633,968              36.12
   Exercised                                         (603,551)             15.11
   Canceled                                           (23,661)             26.60
--------------------------------------------------------------------------------
Outstanding at July 31, 2002                        3,470,915         $    22.99
================================================================================

   At July 31, 2002, 2001 and 2000, there were 2,955,018, 2,954,542 and
3,109,926 options exercisable, respectively. Shares reserved at July 31, 2002 for outstanding options and future grants were 4,235,652. Shares reserved consist of shares available for grant plus all outstanding options. An amount is added to shares reserved each year based on criteria set in the plan.
   The following table summarizes information concerning currently outstanding and exercisable options:

--------------------------------------------------------------------------------
                                    Weighted
                                     Average   Weighted                 Weighted
Range of                           Remaining    Average                  Average
Exercise               Number    Contractual   Exercise        Number   Exercise
Prices            Outstanding   Life (Years)      Price   Exercisable      Price
--------------------------------------------------------------------------------
$5 to $15             713,622           1.82     $11.98       713,622     $11.98
$15 to $25          1,471,224           5.87      21.05     1,392,809      20.94
$25 to $35            695,169           7.34      26.81       516,887      27.11
$35 and above         590,900           8.99      36.60       331,700      36.77
--------------------------------------------------------------------------------
                    3,470,915           5.86     $22.99     2,955,018     $21.63
================================================================================

> NOTE G
  Income Taxes

The components of earnings before income taxes are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                         2002          2001          2000
--------------------------------------------------------------------------------
Earnings before income taxes:
   United States                          $  62,294     $  48,705     $  54,913
   Foreign                                   56,724        56,223        45,420
--------------------------------------------------------------------------------
      Total                               $ 119,018     $ 104,928     $ 100,333
================================================================================

   The components of the provision for income taxes are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                         2002          2001          2000
--------------------------------------------------------------------------------
Income taxes:
   Current:
      Federal                             $  21,146     $   8,502     $  18,192
      State                                   1,900           622         2,361
      Foreign                                14,355        13,163         9,996
                                         ---------------------------------------
                                             37,401        22,287        30,549
   Deferred:
      Federal                                (5,033)        7,304            52
      State                                    (287)          417             3
      Foreign                                    54          (628)         (504)
                                         ---------------------------------------
                                             (5,266)        7,093          (449)
--------------------------------------------------------------------------------
         Total                            $  32,135     $  29,380     $  30,100
================================================================================

   The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                           2002         2001         2000
--------------------------------------------------------------------------------
Deferred tax assets:
   Compensation and
   retirement plans                          $  9,226     $  3,619     $ 12,839
   Accrued expenses                             7,658        6,938        7,818
   NOL carryforwards                            6,346        6,092        8,174
   Inventories                                  1,967        1,938        1,526
   Investment in joint venture                    777          636          754
   Cumulative translation
      adjustment                                   --           --        4,574
   Other                                        6,094        3,215        3,162
--------------------------------------------------------------------------------
      Gross deferred tax assets                32,068       22,438       38,847

Valuation allowance                            (2,158)      (2,054)      (4,499)
--------------------------------------------------------------------------------
      Net deferred tax assets                  29,910       20,384       34,348

Deferred tax liabilities:
   Depreciation and amortization              (15,698)     (16,209)     (14,626)
   Other                                       (9,171)        (618)        (903)
--------------------------------------------------------------------------------
      Gross deferred tax liabilities          (24,869)     (16,827)     (15,529)
--------------------------------------------------------------------------------
         Net deferred tax assets             $  5,041     $  3,557     $ 18,819
================================================================================

   The following table reconciles the U.S. statutory income tax rate with the effective income tax rate:

--------------------------------------------------------------------------------
                                                 2002         2001         2000
--------------------------------------------------------------------------------
Statutory U.S. federal rate                      35.0%        35.0%        35.0%
State income taxes                                1.0          0.4          1.5
Foreign taxes at lower rates                     (4.6)        (8.2)        (6.1)
Other                                            (4.4)         0.8         (0.4)
--------------------------------------------------------------------------------
                                                 27.0%        28.0%        30.0%
================================================================================

   U.S. income taxes have not been provided on approx imately $187.0 million of undistributed earnings of non-U.S. subsidiaries. The company plans to reinvest these undistributed earnings. If any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings plus any available foreign tax credit carryovers. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable.
   While non-U.S. operations have been profitable overall, cumulative tax losses of $20.0 million are carried as net operating losses in certain international subsidiaries. These losses can be carried forward to offset future taxable income. The majority of such carryforwards expire after 2003. Due to the uncertainty of being able to realize certain of these losses, a valuation allowance of $2.1 million has been recorded at July 31, 2002.
   The company made cash payments for income taxes of $23.7 million, $16.2 million and $24.6 million in 2002, 2001 and 2000, respectively.

> NOTE H
  Segment Reporting

Consistent with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the company has identified two reportable segments: Engine Products and Industrial Products. Segment selection was based on the internal organizational structure, management of operations and performance evaluation by management and the company's Board of Directors.
   The Engine Products segment sells to original equipment manufacturers (OEMs) in the construction, industrial, mining, agriculture and transportation markets and to independent distributors, OEM dealer networks, private label accounts and large private fleets. Products include air intake systems, exhaust systems, liquid filtration systems and replacement filters.
   The Industrial Products segment sells to various industrial end-users, OEMs of gas-fired turbines, OEMs and end-users requiring highly purified air. Products include dust, fume and mist collectors, compressed air purification systems, static and pulse-clean air filter systems and specialized air filtration systems for diverse applications including computer disk drives.
   Corporate and Unallocated include corporate expenses determined to be non-allocable to the segments, interest income and expense, non-operating income and expense, and expenses not allocated to the business segments in the same period. Assets included in Corporate and Unallocated principally are cash and cash equivalents, inventory reserves, certain prepaids, certain investments, other assets and assets allocated to intercompany transactions.
   The company has developed an internal measurement system to evaluate performance and allocate resources based on profit or loss from operations before income taxes. The company's manufacturing facilities serve both reporting segments. Therefore, the company uses a complex allocation methodology to assign costs and assets to the segments. A certain amount of costs and assets is assigned to intercompany activity and is not assigned to either segment. Certain accounting policies applied to the reportable segments differ from those described in the summary of significant accounting policies. The reportable segments account for receivables on a gross basis and account for inventory on a standard cost basis.
   Segment allocated assets are primarily accounts receivable, inventories, property, plant and equipment and goodwill. Reconciling items included in Corporate and Unallocated are created based on accounting differences between segment reporting and the consolidated, external reporting as well as internal allocation methodologies.

   Segment detail is summarized as follows (in thousands):

--------------------------------------------------------------------------------
                                 Engine   Industrial  Corporate &         Total
                               Products     Products  Unallocated       Company
--------------------------------------------------------------------------------
2002

Net sales                    $  611,647   $  514,358   $       --    $1,126,005

Depreciation and
   amortization                  16,095        9,427        6,229        31,751

Equity earnings in
   unconsolidated
   affiliates                     4,160           --           --         4,160

Earnings before
   income taxes                  69,894       73,047      (23,923)      119,018

Assets                          324,952      381,467      143,712       850,131

Equity investments in
   unconsolidated
   affiliates                    14,033           --           --        14,033

Capital expenditures,
   net of acquired
   businesses                    20,544       12,033        7,952        40,529
================================================================================
2001

Net sales                    $  606,810   $  530,205   $       --    $1,137,015

Depreciation and
   amortization                  23,100       11,268        4,209        38,577

Equity earnings in
   unconsolidated
   affiliates                     3,017           --           --         3,017

Earnings before
   income taxes                  49,539       72,891      (17,502)      104,928

Assets                          315,706      228,505      162,619       706,830

Equity investments in
   unconsolidated
   affiliates                    14,115           --           --        14,115

Capital expenditures,
   net of acquired
   businesses                    23,308       11,370        4,246        38,924
================================================================================
2000

Net sales                    $  673,982   $  418,312   $       --    $1,092,294

Depreciation and
   amortization                  20,959        8,509        4,858        34,326

Equity earnings in
   unconsolidated
   affiliates                     4,392           --           --         4,392

Earnings before
   income taxes                  57,453       53,862      (10,982)      100,333

Assets                          320,805      172,837      183,883       677,525

Equity investments in
   unconsolidated
   affiliates                    13,600           --           --        13,600

Capital expenditures,
   net of acquired
   businesses                    22,236        9,028        5,153        36,417
================================================================================

   Following are net sales by product within the Engine Products segment and Industrial Products segment:

--------------------------------------------------------------------------------
(In thousands)                                 2002          2001          2000
--------------------------------------------------------------------------------
Engine Products segment:

   Off-road products                     $  185,607    $  181,795    $  193,229

   Transportation products                   91,244        79,670       151,950

   Aftermarket products                     334,796       345,345       328,803
--------------------------------------------------------------------------------
      Total Engine Products
         segment                            611,647       606,810       673,982
--------------------------------------------------------------------------------
Industrial Products segment:

   Industrial air filtration products       175,663       217,343       193,119

   Gas turbine products                     230,897       195,042       117,038

   Special application products             107,798       117,820       108,155
--------------------------------------------------------------------------------
      Total Industrial Products
         segment                            514,358       530,205       418,312
--------------------------------------------------------------------------------
Total company                            $1,126,005    $1,137,015    $1,092,294
================================================================================

   Geographic sales by origination and property, plant and equipment (in thousands):

--------------------------------------------------------------------------------
                                                              Property, Plant &
                                                   Net Sales    Equipment - Net
--------------------------------------------------------------------------------
2002

United States                                     $  687,889         $  139,975

Europe                                               225,669             40,013

Asia-Pacific                                         184,269             21,652

Other                                                 28,178             39,273
--------------------------------------------------------------------------------
Total                                             $1,126,005         $  240,913
================================================================================
2001

United States                                     $  711,268         $  138,631

Europe                                               211,397             36,801

Asia-Pacific                                         185,395             19,609

Other                                                 28,955             12,617
--------------------------------------------------------------------------------
Total                                             $1,137,015         $  207,658
================================================================================
2000

United States                                     $  688,899         $  135,480

Europe                                               206,429             37,698

Asia-Pacific                                         166,221             22,304

Other                                                 30,745              9,063
--------------------------------------------------------------------------------
Total                                             $1,092,294         $  204,545
================================================================================

   Sales to one customer accounted for 13 percent and 12 percent of net sales in 2002 and 2001, respectively. There were no sales over 10 percent of net sales to any customer in 2000. One customer accounted for 18 percent and 21 percent of gross accounts receivable in 2002 and 2001, respectively.

> NOTE I
  Quarterly Financial Information (Unaudited)

--------------------------------------------------------------------------------
(Thousands of dollars,                First      Second       Third      Fourth
except per share amounts)           Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------
2002

Net sales                          $288,429    $264,281    $269,423    $303,872

Gross margin                         88,318      81,274      84,976      94,924

Net earnings                         19,724      20,760      21,474      24,925

Diluted earnings
   per share                            .43         .45         .47         .55

Dividends declared
   per share                           .075        .080        .080        .085
================================================================================
2001

Net sales                          $289,869    $279,631    $269,721    $297,794

Gross margin                         85,956      86,316      79,180      90,282

Net earnings                         16,804      18,105      17,826      22,813

Diluted earnings
   per share                            .37         .40         .39         .50

Dividends declared
   per share                           .075        .075        .075        .075
================================================================================

> NOTE J
  Commitments and Contingencies

The company is involved in litigation arising in the ordinary course of business. In the opinion of management, the out come of litigation currently pending will not materially affect the company's results of operations, financial condition or liquidity.



SIX-YEAR QUARTERLY HIGH-LOW PRICES (Unaudited)

[BAR CHART]

High   14.63  17.00  18.31  20.38   27.19  25.69  26.19  25.13   21.94  21.00  23.50  25.88
Low    12.69  14.31  15.38  17.75   20.31  22.25  22.63  18.56   14.44  17.69  17.25  21.94
       --------------------------   --------------------------   --------------------------
        1Q     2Q     3Q     4Q      1Q     2Q     3Q     4Q      1Q     2Q     3Q     4Q

                  1997                         1998                         1999


High   23.50  24.81  24.06  24.25   23.86  29.48  28.92  33.05   32.80  40.35  44.99  43.12
Low    19.50  20.63  20.25  19.13   19.13  21.62  24.39  27.30   26.93  32.35  34.10  30.03
       --------------------------   --------------------------   --------------------------
        1Q     2Q     3Q     4Q      1Q     2Q     3Q     4Q      1Q     2Q     3Q     4Q

                  2000                         2001                         2002

REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of Donaldson Company, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, changes in shareholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Donaldson Company Inc. as of July 31, 2002, and the consolidated results of its operations and its cash flow for the period ended July 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Donaldson Company Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of Donaldson Company Inc. as of July 31, 2001, and for the two years in the period then ended, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated August 27, 2001.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
August 21, 2002



THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THIS REPORT RELATES TO PRIOR YEARS' FINANCIAL STATEMENTS. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Donaldson Company, Inc.

We have audited the accompanying consolidated balance sheets of Donaldson Company, Inc. (a Delaware corporation) and subsidiaries as of July 31, 2001 and 2000, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Donaldson Company, Inc. and subsidiaries as of July 31, 1999, were audited by other auditors whose report dated September 8, 1999, expressed an unqualified opinion on those statements.
   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain rea sonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donaldson Company, Inc. and subsidiaries as of July 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Minneapolis, Minnesota,
August 27, 2001

CORPORATE AND SHAREHOLDER INFORMATION

NYSE LISTING

The common shares of Donaldson Company, Inc. are traded on the New York Stock Exchange, under the symbol DCI.

SHAREHOLDER INFORMATION

For any concerns relating to your current or prospective shareholdings, please contact Shareowner Services at (800)468-9716 or (651)450-4064.

ANNUAL MEETING

The annual meeting of shareholders will be held at 10 a.m. on Friday, November 15, 2002, at Donaldson Company, Inc., 1400 West 94th Street, Bloomington, Minnesota. You are welcome to attend.

10-K REPORTS

Copies of the Report 10-K, filed with the Securities and Exchange Commission, are available on request from Shareholder Services, Donaldson Company, Inc., M.S. 101, P.O. Box 1299, Minneapolis, MN 55440.

AUDITORS

PricewaterhouseCoopers LLP
Minneapolis, Minnesota

PUBLIC RELATIONS COUNSEL

Padilla Speer Beardsley Inc.
Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota, N.A.
South St. Paul, Minnesota

DIVIDEND REINVESTMENT PLAN

As of September 20, 2002, 1,130 of Donaldson Company's approximately 1,871 shareholders of record were participating in the Dividend Reinvestment Plan. Under the plan, shareholders can invest Donaldson Company dividends in additional shares of company stock. They may also make periodic voluntary cash investments for the purchase of company stock.
   Both alternatives are provided without service charges or brokerage commissions. Shareholders may obtain a brochure giving further details by writing Wells Fargo Bank Minnesota, N.A., Shareowner Services, P.O. Box 64854, St. Paul, MN 55164-0854.


BOARD OF DIRECTORS

F. GUILLAUME BASTIAENS, 59,
Vice Chairman,
Cargill, Inc., Minneapolis (Agribusiness).
DIRECTOR SINCE 1995.(2) (3)

PAUL B. BURKE, 46,
Retired Chairman, President
and Chief Executive Officer,
BMC Industries, Inc., Minneapolis (Manufacturing).
DIRECTOR SINCE 1996.(1) (3)

JANET M. DOLAN, 53,
President and Chief Executive Officer,
Tennant Company, Minneapolis (Manufacturing).
DIRECTOR SINCE 1996.(2) (3)

JACK W. EUGSTER, 57,
Non-Executive Chairman,
ShopKo Stores, Inc., Green Bay, WI
(Specialty Discount Retailer).
DIRECTOR SINCE 1993.(1) (3)

JOHN F. GRUNDHOFER, 63,
Chairman,
U.S. Bancorp, Minneapolis
(Financial Services).
DIRECTOR SINCE 1997.(1) (3)

KENDRICK B. MELROSE, 62,
Chairman and Chief Executive Officer,
The Toro Company, Minneapolis (Manufacturing).
DIRECTOR SINCE 1991.(1) (2)

PAUL DAVID MILLER, 60,
Chairman and Chief Executive Officer,
Alliant Techsystems Inc., Minneapolis
(Defense).
DIRECTOR SINCE 2001.(3)

JEFFREY NODDLE, 56,
Chairman, President and
Chief Executive Officer,
SUPERVALU INC., Minneapolis
(Food Retailer and Distributor).
DIRECTOR SINCE 2000.(1) (2)

S. WALTER RICHEY, 66,
Retired Chairman, President
and Chief Executive Officer,
Meritex, Inc., Minneapolis
(Distribution Services).
DIRECTOR SINCE 1991.(2) (3)

STEPHEN W. SANGER, 56,
Chairman and Chief Executive Officer,
General Mills, Inc., Minneapolis
(Consumer Products).
DIRECTOR SINCE 1992.(1) (2)

WILLIAM G. VAN DYKE, 57,
Chairman, President
and Chief Executive Officer,
Donaldson Company, Inc.
DIRECTOR SINCE 1994.


(1) Human Resources Committee
(2) Audit Committee
(3) Corporate Governance Committee

CORPORATE OFFICERS


WILLIAM G. VAN DYKE, 57,
Chairman, President
and Chief Executive Officer.
30 YEARS SERVICE.

WILLIAM M. COOK, 49,
Senior Vice President, International
and Chief Financial Officer.
22 YEARS SERVICE.

JAMES R. GIERTZ, 45,
Senior Vice President,
Commercial and Industrial.
9 YEARS SERVICE.

NICKOLAS PRIADKA, 56,
Senior Vice President,
Engine Systems and Parts.
33 YEARS SERVICE.

LOWELL F. SCHWAB, 54,
Senior Vice President, Operations.
23 YEARS SERVICE.

DALE M. COUCH, 59,
Vice President and General Manager,
Asia Pacific.
5 YEARS SERVICE.

NORMAN C. LINNELL, 43,
Vice President, General Counsel
and Secretary.
7 YEARS SERVICE.

JOHN E. THAMES, 52,
Vice President, Human Resources.
14 YEARS SERVICE.

GEERT HENK TOUW, 57,
Vice President and General Manager,
Europe/Africa/Middle East.
17 YEARS SERVICE.

THOMAS A. WINDFELDT, 53,
Vice President, Controller.
22 YEARS SERVICE.


                                    [PHOTO]

               W. Cook J. Giertz L. Schwab W. Van Dyke N. Priadka


                                    [PHOTO]

               T. Windfeldt G. Touw D. Couch J. Thames N. Linnell

WORLDWIDE OPERATIONS


WORLD HEADQUARTERS
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota
U.S.A.

U.S. PLANTS
AUBURN, ALABAMA
NORCROSS, GEORGIA
DIXON, ILLINOIS
FRANKFORT, INDIANA
CRESCO, IOWA
GRINNELL, IOWA
NICHOLASVILLE, KENTUCKY
PORT HURON, MICHIGAN
CHILLICOTHE, MISSOURI
STOW, OHIO
PHILADELPHIA, PENNSYLVANIA
GREENEVILLE, TENNESSEE
BALDWIN, WISCONSIN
STEVENS POINT, WISCONSIN

DISTRIBUTION CENTERS
ONTARIO, CALIFORNIA
RENSSELAER, INDIANA
ANTWERP, BELGIUM
SINGAPORE

JOINT VENTURES
Advanced Filtration Systems Inc.
CHAMPAIGN, ILLINOIS

MSCA, LLC
MONTICELLO, INDIANA

PT Panata Jaya Mandiri
JAKARTA, INDONESIA

Rashed Al-Rashed & Sons -
Donaldson Company Limited
DAMMAM, SAUDI ARABIA



SUBSIDIARIES
Donaldson Australasia Pty. Limited
WYONG, AUSTRALIA

Donaldson Sales, Inc.
BARBADOS

Donaldson Coordination Center, B.V.B.A.
LEUVEN, BELGIUM

Donaldson Europe, B.V.B.A.
LEUVEN, BELGIUM
BRUGGE, BELGIUM (PLANT)

Donaldson Czech Republic s.r.o.
PRAGUE, CZECH REPUBLIC

Donaldson Scandinavia APS
HORSHOLM, DENMARK

Donaldson France, S.A.S.
BRON, FRANCE

Tecnov Donaldson, S.A.S.
DOMJEAN, FRANCE

Donaldson Gesellschaft m.b.H.
Torit DCE G.m.b.H
DULMEN, GERMANY

ultrafilter international, AG and
subsidiaries
HAAN, GERMANY

Donaldson India Filter Systems Pvt. Ltd.
NEW DELHI, INDIA

PT Donaldson Systems Indonesia
JAKARTA, INDONESIA

Donaldson Italia s.r.l.
OSTIGLIA, ITALY

Nippon Donaldson Limited
TOKYO, JAPAN

Donaldson Luxembourg S.a.r.l.
LUXEMBOURG

Donaldson, S.A. de C.V.
AGUASCALIENTES, MEXICO

Diemo S.A. de C.V.
GUADALAJARA, MEXICO

Donaldson Filtration Industrial
S. de R.L. de C.V.
MONTERREY, MEXICO

Donaldson Torit, B.V.
Donaldson Nederland B.V.
KROMMENIE, NETHERLANDS

Donaldson Far East Limited
HONG KONG, S.A.R., PEOPLE'S REPUBLIC
OF CHINA

Donaldson (Wuxi) Filters Co., Ltd.
WUXI, PEOPLE'S REPUBLIC OF CHINA

Donaldson Polska Sp. z.o.o.
WARSAW, POLAND

Donaldson Filtration (Asia Pacific) Pte. Ltd.
SINGAPORE

Donaldson Filtration Systems
(Proprietary) Ltd.
CAPE TOWN, SOUTH AFRICA

Donaldson Korea Co., Ltd.
SEOUL, SOUTH KOREA

Donaldson Iberica,
Soluciones en Filtracion, S.L.
BARCELONA, SPAIN

Donaldson Filtros Iberica S.L.
MADRID, SPAIN

Donaldson Schweiz G.m.b.H.
AARAU, SWITZERLAND

Donaldson Filter Components Limited
HULL, UNITED KINGDOM

DCE Donaldson Ltd.
LEICESTER, UNITED KINGDOM

Tetratec Europe Limited
WIGAN, UNITED KINGDOM

Donaldson Capital, Inc.
MINNEAPOLIS, MINNESOTA



[LOGO]
DONALDSON(R)
FILTRATION SOLUTIONS


MAILING ADDRESS:
P.O. Box 1299
Minneapolis, Minnesota
55440 U.S.A

(952) 887-3131
www.donaldson.com