Form 10-K, Exhibit 13
period 2004-07-31
DONALDSON CO INC
filed 2004-10-07
CIK 29644

Exhibit 13

Five-Year Comparison of Results
Donaldson Company, Inc. and Subsidiaries
(Millions of dollars, except per share amounts)

	2004	2003	2002	2001	2000
Operating Results
Net sales	$1,415.0	$1,218.3	$1,126.0	$1,137.0	$1,092.3
Gross margin	$450.4	$391.2	$349.5	$341.7	$327.5
Gross margin percentage	31.8%	32.1%	31.0%	30.1%	30.0%
Operating income	$141.6	$131.8	$123.8	$112.1	$105.6
Operating income percentage	10.0%	10.8%	11.0%	9.9%	9.7%
Interest expense	$5.0	$5.9	$6.5	$11.6	$9.9
Earnings before income taxes	$141.8	$130.6	$119.0	$104.9	$100.3
Income taxes	$35.5	$35.3	$32.1	$29.4	$30.1
Effective income tax rate	25.0%	27.0%	27.0%	28.0%	30.0%
Net earnings	$106.3	$95.3	$86.9	$75.5	$70.2
Return on sales	7.5%	7.8%	7.7%	6.6%	6.4%
Return on average shareholders’ equity	21.3%	23.0%	24.8%	25.2%	25.9%
Return on investment	18.1%	18.3%	19.2%	19.1%	19.4%
Financial Position
Total assets	$1,001.6	$882.0	$850.1	$706.8	$677.5
Current assets	$557.4	$454.7	$456.5	$407.2	$383.3
Current liabilities	$275.5	$214.1	$273.3	$217.3	$243.6
Working capital	$281.9	$240.6	$183.2	$189.9	$139.8
Current ratio	2.0	2.1	1.7	1.9	1.6
Current debt	$54.1	$14.8	$60.9	$59.4	$85.3
Long-term debt	$70.9	$105.2	$104.6	$99.3	$92.6
Total debt	$124.9	$120.0	$165.4	$158.7	$178.0
Shareholders’ equity	$549.3	$447.4	$382.6	$319.1	$280.2
Long-term capitalization ratio	11.4%	19.0%	21.5%	23.7%	24.9%
Property, plant and equipment, net	$261.5	$255.4	$240.9	$207.7	$204.5
Net expenditures on property, plant and equipment	$43.0	$33.3	$40.5	$38.9	$36.4
Depreciation and amortization	$41.6	$37.6	$31.8	$38.6	$34.3
Shareholder Information
Net earnings per share – assuming dilution	$1.18	$1.05	$0.95	$0.83	$0.76
Dividends paid per share	$0.205	$0.175	$0.155	$0.148	$0.135
Shareholders’ equity per share	$6.38	$5.16	$4.36	$3.59	$3.14
Shares outstanding (000s)	86,112	86,679	87,769	88,766	89,315
Common stock price range, per share
High	$30.75	$24.59	$22.50	$16.53	$12.41
Low	$23.50	$14.96	$13.47	$9.57	$9.57