Form 10-K, Exhibit 13
period 2005-07-31
DONALDSON CO INC
filed 2005-10-07
CIK 29644

Table Of Contents

Exhibit 13

Five-Year Comparison of Results
Donaldson Company, Inc. and Subsidiaries
(Millions of dollars, except per share amounts)

	2005	2004	2003	2002	2001
Operating Results
Net sales	$1,595.7	$1,415.0	$1,218.3	$1,126.0	$1,137.0
Gross margin	$505.6	$447.7	$391.2	$349.5	$341.7
Gross margin percentage	31.7%	31.6%	32.1%	31.0%	30.1%
Operating income	$156.5	$141.6	$131.8	$123.8	$112.1
Operating income percentage	9.8%	10.0%	10.8%	11.0%	9.9%
Interest expense	$9.4	$5.0	$5.9	$6.5	$11.6
Earnings before income taxes	$154.7	$141.8	$130.6	$119.0	$104.9
Income taxes	$44.2	$35.5	$35.3	$32.1	$29.4
Effective income tax rate	28.6%	25.0%	27.0%	27.0%	28.0%
Net earnings	$110.6	$106.3	$95.3	$86.9	$75.5
Return on sales	6.9%	7.5%	7.8%	7.7%	6.6%
Return on average shareholders’ equity	20.6%	21.3%	23.0%	24.8%	25.2%
Return on investment	17.7%	18.1%	18.3%	19.2%	19.1%

Financial Position
Total assets	$1,111.8	$1,001.6	$882.0	$850.1	$706.8
Current assets	$618.8	$557.4	$454.7	$456.5	$407.2
Current liabilities	$354.2	$275.5	$214.1	$273.3	$217.3
Working capital	$264.6	$281.9	$240.6	$183.2	$189.9
Current ratio	1.7	2.0	2.1	1.7	1.9
Current debt	$109.8	$54.1	$14.8	$60.9	$59.4
Long-term debt	$103.3	$70.9	$105.2	$104.6	$99.3
Total debt	$213.1	$124.9	$120.0	$165.4	$158.7
Shareholders’ equity	$524.6	$549.3	$447.4	$382.6	$319.1
Long-term capitalization ratio	16.5%	11.4%	19.0%	21.5%	23.7%
Property, plant and equipment, net	$275.5	$261.5	$255.4	$240.9	$207.7
Net expenditures on property, plant and equipment	$50.2	$43.0	$33.3	$40.5	$38.9
Depreciation and amortization	$44.3	$41.6	$37.6	$31.8	$38.6

Shareholder Information
Net earnings per share – assuming dilution	$1.27	$1.18	$1.05	$0.95	$0.83
Dividends paid per share	$0.235	$0.205	$0.175	$0.155	$0.148
Shareholders’ equity per share	$6.32	$6.38	$5.16	$4.36	$3.59
Shares outstanding (000s)	82,953	86,112	86,679	87,769	88,766
Common stock price range, per share
High	$34.45	30.75	24.59	22.50	16.53
Low	$25.11	23.55	14.96	13.47	9.57