Form 10-K, Exhibit 13
period 2006-07-31
DONALDSON CO INC
filed 2006-10-03
CIK 29644

Exhibit 13

Five-Year Comparison of Results
Donaldson Company, Inc. and Subsidiaries
(Millions of dollars, except per share amounts)

	2006	2005	2004	2003	2002

Operating Results
Net sales	$1,694.3	$1,595.7	$1,415.0	$1,218.3	$1,126.0
Gross margin percentage	32.9%	31.7%	31.6%	32.1%	31.0%
Operating income percentage	11.4%	9.8%	10.0%	10.8%	11.0%
Effective income tax rate	30.1%	28.6%	25.0%	27.0%	27.0%
Net earnings	$132.3	$110.6	$106.3	$95.3	$86.9
Return on sales	7.8%	6.9%	7.5%	7.8%	7.7%
Return on average shareholders’ equity	24.7%	20.6%	21.3%	23.0%	24.8%
Return on investment	20.8%	17.7%	18.1%	18.3%	19.2%

Financial Position
Total assets	$1,124.1	$1,111.8	$1,001.6	$882.0	$850.1
Current debt	$79.9	$109.8	$54.1	$14.8	$60.9
Long-term debt	$100.5	$103.3	$70.9	$105.2	$104.6
Total debt	$180.4	$213.1	$124.9	$120.0	$165.4
Shareholders’ equity	$546.8	$524.6	$549.3	$447.4	$382.6
Long-term capitalization ratio	$15.5%	16.5%	11.4%	19.0%	21.5%
Property, plant and equipment, net	$317.4	$275.5	$261.5	$255.4	$240.9
Net expenditures on property, plant and equipment	$77.6	$50.2	$43.0	$33.3	$40.5
Depreciation and amortization	$44.7	$44.3	$41.6	$37.6	$31.8

Shareholder Information
Net earnings per share – assuming dilution	$1.55	$1.27	$1.18	$1.05	$0.95
Dividends paid per share	$0.320	$0.235	$0.205	$0.175	$0.155
Shareholders’ equity per share	$6.80	$6.32	$6.38	$5.16	$4.36
Shares outstanding (000s)	80,453	82,953	86,112	86,679	87,769
Common stock price range, per share
High	$36.00	$34.45	30.75	24.59	22.50
Low	$28.60	$25.11	23.55	14.96	13.47